 Exhibit 99.1
No securities regulatory authority or the TSX Venture Exchange has expressed an opinion about the securities which are the subject of this application.
FIELD TRIP HEALTH & WELLNESS LTD.
LISTING APPLICATION
As of August 11, 2022
Application for the listing of the common shares of Field Trip Health & Wellness Ltd.
on the TSX Venture Exchange

Item 2A:   Table of Contents and Glossary
iv

v

Glossary of Terms
The following capitalized words and terms shall have the following meanings:
Agency Agreement
The agency agreement dated June 29, 2022 among Field Trip, Reunion and the Agent entered into in connection with the Subscription Receipt Offering.
Agents
Collectively, the Lead Agent and Stifel Nicolaus Canada Inc.
Agents’ Expenses
Has the meaning ascribed in “Item 6 — Financings”.
Agents’ Fee
Has the meaning ascribed in “Item 6 — Financings”.
AKS
Has the meaning ascribed in “Item 21 — Risk Factors — Failure to Comply with Applicable Federal and State Anti-Kickback Laws”.
Arrangement
“Reorganization”). The Reorganization will be effected pursuant to a plan of arrangement under Section 192 of the CBCA (the “Plan of Arrangement”) Has the meaning ascribed in Item 3 — Summary — Description of the Business
Arrangement Agreement
The amended and restated arrangement agreement dated as of May 18, 2022 between Reunion and Field Trip.
Audit Committee
The audit committee of Field Trip, as defined by NI 52-110.
Awards
Collectively, the PSUs, RSUs and Field Trip Options issuable under the Field Trip Incentive Plan.
Blackout Extension Date
Has the meaning ascribed in “Item 12 — Equity Incentive Plans — Black-out Periods”.
Cashless Exercise
Has the meaning ascribed in “Item 12 — Equity Incentive Plans — Stock Options”.
CBCA
Canada Business Corporations Act, R.S.C, 1985, c. C-44, as amended.
CDSA
Has the meaning ascribed in “Item 5 — Description of the Business — Controlled Substances — Canada and the U.S.”.
Clinics
Has the meaning ascribed in “Item 5 — Description of the Business”.
Clinics Business
The business of operating health centres for ketamine-enhanced psychotherapy, psychedelic-enhanced psychotherapy and psychedelic-integration psychotherapy, and psilocybin-truffle enhanced therapy, where applicable, together with certain digital assets and intellectual property necessary to conduct such business and the Jamaica plant-based research division acquired by Field Trip in connection with the Arrangement.
Compensation Committee
Has the meaning ascribed in “Item 17 — Executive Compensation”.
Concurrent Financing
Collectively, the Share Offering and the Subscription Receipt Offering.
Consolidation
The consolidation of the Reunion Shares on the basis of 1 post-consolidation Reunion Share for every five (5) pre-consolidation Reunion Shares.
Court
The Ontario Superior Court of Justice (Commercial List).
CPOM
Has the meaning ascribed in “Item 5 — Description of the Business — Controlled Substances — Field Trip Health Clinic Operations”.
CSA
Has the meaning ascribed in “Item 5 — Description of the Business — Controlled Substances — Canada and the U.S.”.
DEA
Has the meaning ascribed in “Item 5 — Description of the Business — Controlled Substances — Canada and the U.S.”.

DEA License
Has the meaning ascribed in “Item 5 — Description of the Business — Controlled Substances — Canada and the U.S.”.
Dividend Share Units
Has the meaning ascribed in “Item 12 — Equity Incentive Plans — Dividend Equivalents”.
Effective Date
August 11, 2022, being the date on which the Arrangement became effective in accordance with the Final Order.
Eligible Participants
Has the meaning ascribed in “Item 12 — Equity Incentive Plans — Eligibility”.
Escrow Release Conditions
Has the meaning ascribed in “Item 6 — Financings”.
Escrow Release Date
The date the Escrowed Funds are released to Field Trip upon the satisfaction or waiver of the Escrow Release Conditions.
Escrowed Funds
Has the meaning ascribed in “Item 6 — Financings”.
Escrowed Proceeds
Has the meaning ascribed in “Item 6 — Financings”.
FDA
Has the meaning ascribed in “Item 5 — Description of the Business — Controlled Substances — Regulation of Prescription Medications”.
Field Trip
Field Trip Health & Wellness Ltd., a corporation existing under the federal laws of Canada.
Field Trip Board
The duly appointed board of directors of Field Trip.
Field Trip Digital
Has the meaning ascribed in “Item 5 — Description of the Business”.
Field Trip Incentive Plan
The equity incentive plan adopted by Field Trip and approved and adopted by Reunion Shareholders at the Meeting, pursuant to which Field Trip Options were granted.
Field Trip Options
Options to acquire Field Trip Shares to be issued in accordance with the Field Trip Incentive Plan.
Field Trip Shareholder
A holder of Field Trip Shares.
Field Trip Shares
The common shares which Field Trip is authorized to issue as the same are constituted on the date hereof.
Field Trip USA
Field Trip Health USA Inc.
Final Exchange Bulletin
The TSXV bulletin which is issued following the submission to the TSXV of all required documentation and that evidences the final TSXV approval of the Listing.
Final Order
The final order of the Court approving the Arrangement.
FTNP
Has the meaning ascribed in “Item 5 — Description of the Business”.
FTNP SPA
Has the meaning ascribed in “Item 5 — Description of the Business — Three-year History — Darwin Agreement “.
Incentive Field Trip Stock Options
Has the meaning ascribed in “Item 12 — Equity Incentive Plans — Incentive Field Trip Stock Options”.
Investor Rights Agreements
Has the meaning ascribed in “Item 3 — Summary — The Concurrent Financing”.
Jamaica Drug Act
Has the meaning ascribed in “Item 5 — Description of the Business — Other Business — Botanical Research”.
Jamaica Facility
Has the meaning ascribed in “Item 5 — Description of the Business”.

JMH
Has the meaning ascribed in “Item 5 — Description of the Business — Other Business — Field Trip Natural Products Operations”.
KAP
Ketamine-assisted psychotherapy.
KAP Co-Op
Has the meaning ascribed in “Item 5 — Description of the Business — Field Trip Health Centres”.
Lead Agent
Bloom Burton Securities Inc.
Listing
The listing on the TSXV of the Field Trip Shares.
Listing Application
This TSXV Form 2B — Listing Application to facilitate the Listing.
Management
Management of Field Trip.
Meeting
The special meeting of Reunion Shareholders held at 10:00 a.m. (Eastern time) on June 27, 2022.
Milestone Shares
Has the meaning ascribed in “Item 5 — Description of the Business — Three-year History — Darwin Agreement “.
MSAs
Has the meaning ascribed in “Item 21 — Risk Factors — Risks Relating to Corporate Practice of Medicine and Fee Splitting in the United Sates”.
NASDAQ
NASDAQ Stock Market.
Net Exercise
Has the meaning ascribed in “Item 12 — Equity Incentive Plans — Stock Options”.
NUE Life
Has the meaning ascribed in “Item 5 — Description of the Business — Field Trip Health Centres”.
Oasis
Oasis Investments II Master Fund  Ltd.
Offering Price
Has the meaning ascribed in “Item 6 — Financing”
OHPIP
Has the meaning ascribed in “Item 21 — Risk Factors — Ketamine as a Pharmaceutical”.
Opium Act
Has the meaning ascribed in “Item 5 — Description of the Business — Controlled Substances — The Netherlands”.
Participants
Has the meaning ascribed in “Item 12 — Equity Incentive Plans — Administration of the Field Trip Incentive Plan”.
PAT
Has the meaning ascribed in “Item 5 — Description of the Business”.
PC Health Centres
Has the meaning ascribed in “Item 21 — Risk Factors — Risks Relating to Corporate Practice of Medicine and Fee Splitting in the United Sates”.
PCs
Has the meaning ascribed in “Item 5 — Description of the Business — Field Trip Health Centres”.
Plan of Arrangement
Has the meaning ascribed in Item 3 — Summary — Description of the Business
Portal
Has the meaning ascribed in “Item 5 — Description of the Business — Other Business — Clinic Support”.
Pre-Arrangement Shares
The common shares in the capital of Reunion as constituted prior to the Arrangement.
PSUs
The performance share units issuable under the Field Trip Incentive Plan.
Reorganization
Has the meaning ascribed in Item 3 — Summary — Description of the Business

Reunion
Reunion Neuroscience Inc., a corporation existing under the federal laws of Canada, and which, for certainty, was formerly named Field Trip Health Ltd., prior to the Effective Date.
Reunion Option
An Option to acquire Pre-Arrangement Shares granted pursuant to Reunion’s amended and restated equity incentive plan which were outstanding immediately prior to the Effective Date.
Reunion Replacement Option
An option to acquire a Reunion Share to be issued by Reunion to a holder of a Reunion Option pursuant to the Plan of Arrangement.
Reunion Shareholder
A holder of Pre-Arrangement Shares prior to the Effective Date and Reunion Shares following the Effective Date.
Reunion Shares
A new class of common shares without par value in the capital of Reunion, created and issued to the Reunion Shareholders pursuant to the Arrangement on the Effective Date.
Reunion Warrants
The share purchase warrants of Reunion exercisable to acquire Pre-Arrangement Shares previously issued to brokers and advisors of Reunion.
RHA
Has the meaning ascribed in “Item 21 — Risk Factors — Risks Related to Regulatory Changes”.
Rights Holder
Has the meaning ascribed in “Item 15 — Principal Securityholders — Investor Rights Agreements”
RSUs
The restricted share units issuable under the Field Trip Incentive Plan.
s. 56 Exemptions
Has the meaning ascribed in “Item 5 — Description of the Business — Controlled Substances — Regulation of Prescription Medications”.
SAP
Has the meaning ascribed in “Item 5 — Description of the Business — Controlled Substances — Regulation of Prescription Medications”.
SEC
United States Securities and Exchange Commission.
Securities Legislation
Collectively, or as the context requires and as applicable, the securities legislation of the provinces and territories of Canada, the U.S. Exchange Act and the U.S. Securities Act, and any applicable state laws, each as now enacted or as amended, and the applicable rules, regulations, rulings, orders, instruments and forms made or promulgated under such statutes, as well as the rules, regulations, by-laws and policies of the TSX, NASDAQ and TSXV.
Share Offering
The non-brokered private placement of 35,559,220 Field Trip Shares at a price of $0.50 per Field Trip Shares for aggregate gross proceeds of $17,779,610, which will close concurrently with the Arrangement.
Share Units
Collectively, the PSUs and RSUs issuable under the Field Trip Incentive Plan.
State CSAs
Has the meaning ascribed in “Item 5 — Description of the Business — Controlled Substances — Canada and the U.S.”.
Subscription Receipt Agent
Computershare Trust Company of Canada, as subscription receipt agent and escrow agent for the Subscription Receipt Offering.
Subscription Receipt Agreement
The subscription receipt agreement dated June 29, 2022 by and among the Subscription Receipt Agent, Field Trip, Reunion and the Agents in connection with the Subscription Receipt Offering.
Subscription Receipt Offering
The brokered private placement offering of Subscription Receipts issued under the Subscription Receipt Agreement at a price of $0.50 per Subscription Receipt for aggregate gross proceeds of $2,100,000, which was completed and closed in escrow on June 29, 2022.

Subscription Receipts
The subscription receipts issued by Field Trip pursuant to the Subscription Receipt Offering, with each such subscription receipt convertible, for no additional consideration, into one Field Trip Share upon the satisfaction of the Escrow Release Conditions.
Subsidiary
With respect to a specified body corporate, any body corporate of which more than 50.0% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified body corporate and shall include any body corporate, partnership, joint venture or other entity over which such specified body corporate exercises direction or control or which is in a like relation to a subsidiary.
Termination Date
Has the meaning ascribed in “Item 12 — Equity Incentive Plans — Termination of Employment or Services — Field Trip Options”.
Toronto Health Centre
A ketamine-enhanced psychotherapy, psychedelic-enhanced psychotherapy, and psychedelic-integration psychotherapy health centre located in Toronto, Ontario.
Trip
Has the meaning ascribed in “Item 5 — Description of the Business — Other Business — Clinic Support”.
Trip App
Has the meaning ascribed in “Item 5 — Description of the Business — Field Trip Digital Operations”.
TSX
Toronto Stock Exchange.
TSXV
TSX Venture Exchange.
U.S.
United States.
U.S. Exchange Act
The U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated from time to time thereunder.
U.S. Securities Act
The U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated from time to time thereunder.
Value Escrow Agreement
The TSXV Form 5D Tier 2 Value Security Escrow Agreement to be entered into among Field Trip, Reunion and Computershare Investor Services Inc., as escrow agent.
UWI
Has the meaning ascribed in “Item 5 — Description of the Business”.
Item 2B:   Cautionary Note Regarding Forward-Looking Statements
This Listing Application contains “forward-looking statements” or “forward-looking information” within the meaning of applicable Canadian Securities Legislation. Forward-looking information is provided as of the date of this Listing Application or, in the case of documents incorporated by reference herein, as of the date of such documents and Field Trip does not intend to, nor does it assume any obligation, to update this forward-looking information, except as required by law. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.
Forward-looking information is based on reasonable assumptions that have been made by Field Trip as at the date of such information and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Field Trip to be materially different from those expressed or implied by such forward-looking information, including but not limited to, the following risks, uncertainties and factors: (i) obtaining all required approvals, including stock exchange approvals; (ii) expectations regarding the benefits of the Arrangement; (iii) expectations regarding the proceeds of the Concurrent Financing; (iv) expectations regarding total available funds at the time of listing on the TSXV and anticipated uses thereof; (v) expectations regarding Field Trip’s reporting issuer status; (vi) the anticipated capital structure, directors, officers and insiders; (vii) anticipated future growth, results of operations, performance, business prospects and opportunities; (viii) achieving the business objectives including the proposed operations of Field Trip in Oregon and other jurisdictions that have passed or are considering measures to legalize psychedelics; (ix) expectations regarding entering into of material contracts; (x) expectations regarding escrow restrictions imposed on Field Trip’s securities; (xi) expectations regarding compensation of directors, officers and employees of Field Trip; (xii) unanticipated material expenditures required by Field Trip; (xiii) the capital markets valuing Field Trip in a manner not anticipated by Management; (xiv) unanticipated changes in, and factors relating to, (a) the market and demand for the services and products from time to time offered by Field Trip; and (b) interest in, and uptake of, the various services and programs from time to time offered by Field Trip, by therapists and patients, including training in psychedelic-assisted psychotherapy by licensed professionals; (xv) the inability of Management to sustain and continue optimization of the Clinics Business; (xvi) the impact of the COVID-19 pandemic and its variants; (xvii) risks and uncertainties inherent in or associated with, and/or factors affecting, (a) the respective business objectives and activities of Field Trip (relating to, among other things, the construction and commencement of construction of additional clinics, as well as the development, patentability and viability of product offerings), (b) the acceptance in the medical community of ketamine and other psychedelic substances as effective treatment for depression, post-traumatic stress disorder, addiction and other mental health conditions, (c) the healthcare industry in Canada, the U.S., and such other jurisdictions in which Field Trip may from time to time conduct business, (d) patient acquisitions, (e) medical personnel operating out of the clinics, (f) the regulation of psilocybin containing truffles and mushrooms in the Netherlands, Jamaica and elsewhere, (g) violations of laws and regulations, (h) reliance on the capabilities and experience of key executives, scientists, and other third parties, and (i) changes to legislation; (xviii) the inability of Field Trip to operate the Clinics Business as anticipated or desired; (xix) negative operating cash flow and continued operations as a going concern; (xx) the risks and costs associated with being a publicly traded company; (xxi) limited operating history of Field Trip as a public company; (xxii) conflicts of interest; (xxiii) misconduct or other improper activities by employees and other personnel; (xxix) Field Trip’s inability to expand its respective business and operations through acquisitions or collaborations; (xxx) product liability claims; (xxxi) risks related to third-party licenses; (xxxii) inability to enforce legal rights, and/or judgements, in foreign jurisdictions; (xxxiii) availability of capital to operate Field Trip’s business; (xxxiv) inaccuracies in the projections and estimates of Field Trip; (xxxv) the impact and effects of interest and foreign currency exchange rate fluctuations and/or global financial conditions on the operations of Field Trip; (xxxvi) risks and uncertainties inherent in or associated with, (a) competition from other companies directly or indirectly engaged in the industry or industries within which Field Trip operate from time to time, (b) stock price fluctuations, (c) political and/or economic developments, (d) environmental and related matters, (e) insurance, and (f) cost estimates, financing, infrastructure, cost overruns, timeliness of government approvals, and taxation; (xxxvii) unpredictability and volatility in the market price of the securities of Field Trip (including, an inability to achieve an active or liquid market therefor); (xxxviii) the speculative nature of an investment in the securities of Field Trip; (xxxix) risks associated with, and the impact of, any additional issuances of the securities of Field Trip (including dilution to the respective securityholders); (xl) general economic, market and business conditions; (xli) inadequate internal controls over financial reporting; (xlii) violations of laws and regulations; (xliii) cyber-attacks; (xliv) failure to obtain industry partner and other third party consents and approvals when required; (xlv) delays in obtaining permits and/or licenses; (xlvi) competition for, among other things, capital and skilled personnel; (xlvii) incorrect assessments of the value of acquisitions or dispositions; (xlviii) an inability on the part of Field Trip to meet their respective obligations to its creditors from time to time; (xlix) unanticipated actions taken by regulatory authorities with respect to drug development and clinical activities; (l) inadequacy of insurance coverage; (li) risks associated with the concentration of ownership of the Field Trip Shares and the Investor Rights Agreements; (lii) such other factors discussed in the section entitled “Item 21 — Risk Factors” herein. Forward-looking information is based on certain assumptions that Field Trip believes are reasonable, although Field Trip has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward looking information.
Market and Industry Data
The market and industry data contained in this Listing Application are based upon information from independent industry and other publications and Management’s knowledge of, and experience in, the industry in which Field Trip operates. None of the sources of market and industry data has provided any form of consultation, advice or counsel regarding any aspect of, or is in any way whatsoever associated with, the listing of the Field Trip Shares on the TSXV or this Listing Application. Market and industry data are subject to variations and cannot be verified with complete certainty due to limits on the availability and reliability of raw data at any particular point in time, the voluntary nature of the data gathering process or other limitations and uncertainties inherent in any statistical survey. Accordingly, the accuracy and completeness of this data are not guaranteed. Field Trip has not independently verified any of the data from third party sources referred to in this Listing Application or ascertained the underlying assumptions relied upon by such sources. References in this Listing Application to research reports or to articles and publications should not be construed as depicting the complete findings of the entire referenced report or article. The information in each report or article is expressly not incorporated by reference into this Listing Application.
Information Contained in this Listing Application
The information contained in this Listing Application is given as at August 11, 2022, except where otherwise noted.
No person has been authorized to give any information or to make any representation in connection with the Arrangement, the Concurrent Financing or other matters described herein other than those contained in this Listing Application and, if given or made, any such information or representation should be considered not to have been authorized by Field Trip and should not be relied upon.
The information concerning each party contained in this Listing Application has been provided by management of that party. Although the parties have no specific knowledge that would indicate that any of such information regarding the other party is untrue or incomplete, the parties assume no responsibility for the accuracy or completeness of information or the failure by the other party to disclose events which may have occurred or may affect the completeness or accuracy of such information which are unknown to that party.
This Listing Application does not constitute the solicitation of an offer to purchase any securities or the solicitation of a proxy by any Person in any jurisdiction.
Information contained in this Listing Application should not be construed as legal, tax or financial advice and readers are urged to consult their own professional advisers in connection therewith.
All financial information in this Listing Application has been prepared in accordance with IFRS, unless otherwise noted. The financial year end of Field Trip is March 31.
Item 3:   Summary
The following is a summary of the principal features of this Listing Application and should be read together with the more detailed information and financial data and statements contained elsewhere in this Listing Application.
Description of the Business
Field Trip was incorporated pursuant to the CBCA on April 28, 2022. Prior to the Arrangement, Field Trip did not have an active business. Field Trip was created as part of a reorganization of Reunion, which resulted in the separation of the Clinics Business from Reunion’s other businesses, the acquisition of the Clinics Business by Field Trip, and upon Listing Approval, both Field Trip and Reunion will be independent public companies (the “Reorganization”). The Reorganization will be effected pursuant to a plan of arrangement under Section 192 of the CBCA (the “Plan of Arrangement”) and the terms of the Arrangement Agreement (the “Arrangement”).
Following the Arrangement, Field Trip owns and operates the existing Clinics Business, which provides services, in person through the Clinics and virtually through telemedicine (Field Trip at Home), which are supported by digital-based tools and communities such as Trip and Portal.
See “Item 5 — Description of the Business”.
The Arrangement
Pursuant to the Arrangement Agreement, among other things, Reunion distributed 50,035,308 Field Trip Shares1 to Reunion Shareholders on a pro rata basis. The Reunion Shareholders approved the Arrangement at the Meeting. Reunion obtained the Final Order with respect to the Arrangement from the Ontario Superior Court of Justice (Commercial List) on June 22, 2022. The Effective Date of the Arrangement was August 11, 2022.
Pursuant to the Arrangement, Reunion Shareholders of record as at immediately prior to the Effective Date received, for each Pre-Arrangement Share held, one Reunion Share and approximately 0.85983356 of a Field Trip Share, and as a result, hold shares in both Reunion and Field Trip. Following this, the Consolidation of the Reunion Shares occurred.
As part of the Arrangement, but for greater certainty, prior to giving effect to the Consolidation: (i) all outstanding Reunion Warrants were deemed to be simultaneously amended to entitle each holder of Reunion Warrants to receive, upon due exercise of a Reunion Warrant, one (1) Reunion Share and 0.85983356 of a Field Trip Share; and (ii) all outstanding Reunion Options were exchanged for one Reunion Replacement Option and 0.85983356 of a Field Trip Option. To preserve the economic benefits and tax status of the Reunion Options, as part of the Arrangement, the exercise price of the Reunion Options exchanged were apportioned between the Reunion Replacement Options and the Field Trip Options, after giving effect to the Consolidation. The exercise price payable to Field Trip upon the exercise of a Reunion Warrant or a Field Trip Option will be determined in the manner set forth in “Item 9 — Disclosure of Outstanding Security Data on a Fully Diluted Basis”.
See“Item 5 — Description of the Business — Three-year History — The Arrangement”.
Services Agreements
In connection with the Arrangement, Field Trip and Reunion entered into the Shared Services Agreement and the Preferred Services Agreement.
Under the Shared Services Agreement, the parties have agreed to a cost-sharing arrangement that permits Reunion to continue to leverage certain assets and operational staff of Field Trip, including information technology infrastructure, administration and reporting systems, human resources, marketing, IT and financial staff. Additionally, Field Trip or Reunion, as applicable, may continue to operate such systems on behalf of the other company and/or may hold contracts for services or facilities for the benefit of such other company in trust pending their assignment or renegotiation.
Under the Preferred Services Agreement, Reunion may access the assets and services of Field Trip, such as training in KAP or PAP, surveys or advice from key opinion leaders and subject matter experts on Field Trip’s advisory board or employed by Field Trip, data gathering services (such as survey or polls of clients and clinicians), assistance in identifying candidates for clinical trials, access to de-identified data related to patient outcomes and such other services as are necessary or desirable. It is anticipated that services under the Preferred Services Agreement will be documented in one or more statements of work.
See“Item 5 — Description of the Business — Three-year History — Services Agreements”.

1
50,055,011 Field Trip Shares after giving effect to certain adjustments related to the exercise and expiry of options of Reunion (then Field Trip Health Ltd) (the “Option Adjustment”). See Selected Pro Forma Financial Information.

The Concurrent Financing
The Concurrent Financing occurred on a prospectus exempt basis pursuant to National Instrument 45-106 — Prospectus Exemptions, and consisted of the Share Offering and the Subscription Receipt Offering.
The Share Offering was completed on a non-brokered private placement basis, whereby Field Trip issued a total of 35,559,220 Field Trip Shares at the Offering Price, for aggregate gross proceeds of $17,779,610. Under the Share Offering, Reunion subscribed for 19,615,000 Field Trip Shares and Oasis subscribed for 15,944,220 Field Trip Shares. In addition, Field Trip entered into customary investor rights agreements with Oasis and Reunion, granting each, among other things, certain board nomination rights, participation rights pre-emptive and top-up rights with respect to future offerings of securities of Field Trip (the “Investor Rights Agreements”). No commissions or finder’s fees were payable in connection with the Share Offering.
Pursuant to the Agency Agreement, the Subscription Receipt Offering was completed on a “commercially reasonable efforts” brokered private placement basis, whereby Field Trip issued a total of 4,200,000 Subscription Receipts, at the Offering Price, for aggregate gross proceeds of $2,100,000. The Subscription Receipts were created and issued pursuant to the Subscription Receipt Agreement. For the Agents’ services in connection with the Subscription Receipt Offering they are entitled to receive the Agents’ Fee, totaling $126,000, and the Agents’ Expenses, totaling $ $148,864. The Escrowed Funds, being the proceeds of the Subscription Receipt Offering less 50% of the Agents’ Fee and all of the Agents’ Expenses incurred up to the closing date of the Subscription Receipt Offering, were deposited with the Subscription Receipt Agent and will be released to Field Trip upon the satisfaction of the Escrow Release Conditions. If the Escrow Release Conditions are not met, the Escrowed Funds, and any interest thereon, will be returned to the holders of Subscription Receipts on a pro rata basis.
See “Item 6 — Financings” and “Item 15 — Principal Securityholders”.
See “Item 6 — Financings — Available Funds & Principal Purposes”.
Selected Pro Forma Financial Information
The following table sets out selected pro forma financial information in respect of Field Trip as at June 30, 2022, as if the Arrangement had been completed as of June 30, 2022 and should be considered in conjunction with the more complete information contained in the pro forma consolidated financial statements of Field Trip attached hereto as Schedule D.
As at March 31, 2022 ($)
Current assets	17,240,111
Total assets	49,183,356
Total liabilities	26,745,396
Field Trip Shareholders’ equity	22,437,960
Net Loss	41,829,399
Comprehensive Loss	41,473,054
Loss per Share (basic and diluted)	0.47
Subsequent to the preparation of the pro forma financial information presented herein, two participants in the Reunion (then Field Trip Health Ltd) equity compensation plan exercised a total of 22,916 options to acquire shares of Field Trip Health Ltd., resulting in an additional 19,703 Field Trip Shares, and together with expiry of certain options, a net decrease of 23,376 Field Trip Options, being issued under the Arrangement. These adjustments are not reflected in this Listing Application, except for this note and footnotes where appropriate.

Listing of Securities
Field Trip is seeking to list the Field Trip Shares on the TSXV. Field Trip is authorized to issue an unlimited number of Field Trip Shares. Following the Arrangement, and assuming completion of the Concurrent Financing, in is anticipated that Field Trip will have on Listing, 89,794,528 Field Trip Shares2 issued and outstanding (including, for greater certainty, the conversion of the 4,200,000 Subscription Receipts issued in the Subscription Receipt Offering into the same number of Field Trip Shares upon satisfaction of the Escrow Release Conditions). It is anticipated that on Listing, approximately: (i) 53.49% of the Field Trip Shares will be held by current Reunion Shareholders (other than Oasis); (ii) 21.84% of the Field Trip Shares will be held by Reunion; and (iii) 19.99% of the Field Trip Shares will be held by Oasis.
In addition, consistent with the terms of the Arrangement, holders of Reunion Warrants are entitled to receive 0.85983356 of a Field Trip Share for every one (1) Reunion Warrant held and duly exercised and holders of the Reunion Options are entitled to receive 0.85983356 of a Field Trip Option for every one (1) Reunion Option held. Each whole Field Trip Option entitles the holder to receive, upon the due exercise thereof, one (1) Field Trip Share. Field Trip has also reserved for issuance 348,905 Field Trip Shares issuable under the FTNP SPA. On conversion, each award is rounded down to the nearest whole security.
The following table sets forth the anticipated total number of: (i) Field Trip Options; and (ii) Field Trip Shares issuable pursuant to the exercise of Reunion Warrants, as of Listing.
Number of Field Trip Options	Exercise Price(1)(2)	Expiry Date
1,530,381	0.50	March 29, 2030 to May 31, 2030
367,569	1.08	May 31, 2032
21,495	1.11	July 18, 2032
103,605	1.33	April 30, 2032
21,495	1.65	March 31, 2032
2,149	1.99	February 28, 2032
552,755	2.00	August 12, 2022 to October 01, 2030
21,495	2.35	January 31, 2032
21,495	2.68	September 01, 2022 to November 02, 2030
21,495	3.06	December 31, 2031
141,778	4.09	December 31, 2030
51,589	4.60	December 01, 2030
163,359	5.01	January 29, 2031
15,476	5.15	November 30, 2031
199,191	5.65	May 31, 2031
212,804	5.74	March 31, 2031
12,897	5.77	September 30, 2031
125,746	5.95	August 31, 2031
90,184	6.05	April 30, 2031
141,869	6.98	October 31, 2031
152,975	7.00	June 30, 2031 to October 31, 2031
90,622	7.74	July 31, 2031
68,784	8.00	February 26, 2031
235,537	8.25	February 17, 2031

2
89,814,231 Field Trip Shares after giving effect to the Option Adjustment. See Selected Pro Forma Financial Information.

Number of Field Trip Shares issuable under the Reunion Warrants	Exercise Price(1)	Expiry Date
179,098	$2.00	August 14, 2022
116,638	$4.50	January 5, 2021
656,312	$6.50	March 17, 2023
87,703	$6.50	March 17, 2023
Notes:
(1)
Excludes an aggregate of 200,000 options to be issued to the two new independent directors, such options to be issued with an exercise price at higher of the 10-day post-closing VWAP or Market Price of the Field Trip Shares on the close of business on the fifth trading day following listing, subject to approval of the TSXV.

(2)
The exercise prices listed in the table above reflect the exercise prices of the corresponding Reunion Options or Reunion Warrants, as the case may be. The applicable exercise prices will be determined in the manner set forth in “Item 9 — Disclosure of Outstanding Security Data on a Fully Diluted Basis — Option Treatment” and “Item 9 — Disclosure of Outstanding Security Data on a Fully Diluted Basis — Warrant Treatment”, respectively.

(3)
Table does not give effect to the Option Adjustment.

See “Item 9 — Disclosure of Outstanding Security Data on a Fully Diluted Basis” and “Item 10 — Description of Securities to be Listed”.
Escrowed Securities and Securities Subject to Restrictions on Transfer
Pursuant to the policies of the TSXV, the 19,615,000 Field Trip Shares held by Reunion are expected to be held in escrow pursuant to a Value Escrow Agreement.
See “Item 14 — Escrowed Securities and Securities Subject to Restrictions on Transfer”.
Risk Factors
The securities of Field Trip should be considered highly speculative investments and the transactions contemplated herein should be considered of a high-risk nature.
There are risks associated with the Arrangement and the business of Field Trip, including but not limited to: (i) obtaining all required approvals, including stock exchange approvals; (ii) expectations regarding the benefits of the Arrangement; (iii) expectations regarding the proceeds of the Concurrent Financing; (iv) expectations regarding total available funds at the time of listing on the TSXV and anticipated uses thereof; (v) expectations regarding Field Trip’s reporting issuer status; (vi) the anticipated capital structure, directors, officers and insiders; (vii) anticipated future growth, results of operations, performance, business prospects and opportunities; (viii) achieving the business objectives including the proposed operations of Field Trip in Oregon and other jurisdictions that have passed or are considering measures to legalize psychedelics; (ix) expectations regarding entering into of material contracts; (x) expectations regarding escrow restrictions imposed on Field Trip’s securities; (xi) expectations regarding compensation of directors, officers and employees of Field Trip; (xii) unanticipated material expenditures required by Field Trip; (xiii) the capital markets valuing Field Trip in a manner not anticipated by Management; (xiv) unanticipated changes in, and factors relating to, (a) the market and demand for the services and products from time to time offered by Field Trip; and (b) interest in, and uptake of, the various services and programs from time to time offered by Field Trip, by therapists and patients, including training in psychedelic-assisted psychotherapy by licensed professionals; (xv) the inability of Management to sustain and continue optimization of the Clinics Business; (xvi) the impact of the COVID-19 pandemic and its variants; (xvii) risks and uncertainties inherent in or associated with, and/or factors affecting, (a) the respective business objectives and activities of Field Trip (relating to, among other things, the construction and commencement of construction of additional clinics, as well as the development, patentability and viability of product offerings), (b) the acceptance in the medical community of ketamine and other psychedelic substances as effective treatment for depression, post-traumatic stress disorder, addiction and other mental health conditions, (c) the healthcare industry in Canada, the U.S., and such other jurisdictions in which Field Trip may from time to time conduct business, (d) patient acquisitions, (e) medical personnel operating out of the clinics, (f) the regulation of psilocybin containing truffles and mushrooms in the Netherlands, Jamaica and elsewhere, (g) violations of laws and regulations, (h) reliance on the capabilities and experience of key executives, scientists, and other third parties, and

(i) changes to legislation; (xviii) the inability of Field Trip to operate the Clinics Business as anticipated or desired; (xix) negative operating cash flow and continued operations as a going concern; (xx) the risks and costs associated with being a publicly traded company; (xxi) limited operating history of Field Trip; (xxii) conflicts of interest; (xxiii) misconduct or other improper activities by employees and other personnel; (xxix) Field Trip’s inability to expand its respective business and operations through acquisitions or collaborations; (xxx) product liability claims; (xxxi) risks related to third-party licenses; (xxxii) inability to enforce legal rights, and/or judgements, in foreign jurisdictions; (xxxiii) availability of capital to operate Field Trip’s business; (xxxiv) inaccuracies in the projections and estimates of Field Trip; (xxxv) the impact and effects of interest and foreign currency exchange rate fluctuations and/or global financial conditions on the operations of Field Trip; (xxxvi) risks and uncertainties inherent in or associated with, (a) competition from other companies directly or indirectly engaged in the industry or industries within which Field Trip operate from time to time, (b) stock price fluctuations, (c) political and/or economic developments, (d) environmental and related matters, (e) insurance, and (f) cost estimates, financing, infrastructure, cost overruns, timeliness of government approvals, and taxation; (xxxvii) unpredictability and volatility in the market price of the securities of Field Trip (including, an inability to achieve an active or liquid market therefor); (xxxviii) the speculative nature of an investment in the securities of Field Trip; (xxxix) risks associated with, and the impact of, any additional issuances of the securities of Field Trip (including dilution to the respective securityholders); (xl) general economic, market and business conditions; (xli) inadequate internal controls over financial reporting; (xlii) violations of laws and regulations; (xliii) cyber-attacks; (xliv) failure to obtain industry partner and other third party consents and approvals when required; (xlv) delays in obtaining permits and/or licenses; (xlvi) competition for, among other things, capital and skilled personnel; (xlvii) incorrect assessments of the value of acquisitions or dispositions; (xlviii) an inability on the part of Field Trip to meet their respective obligations to its creditors from time to time; (xlix) unanticipated actions taken by regulatory authorities with respect to drug development and clinical activities; and (l) inadequacy of insurance coverage; (li) risks associated with the concentration of ownership of the Field Trip Shares and the Investor Rights Agreements; and (lii) such other factors discussed in “Item 21 — Risk Factors”.
Item 4:   Corporate Structure
Field Trip was incorporated under the CBCA on April 28, 2022. In connection with the Listing, on August 11, 2022, the articles of Field Trip were amended to remove the private company restrictions thereon. On August 11, 2022, Field Trip adopted a new by-law containing advance notice provisions for the election of directors of Field Trip. The advance notice provision requires advance notice by any shareholder who intends to nominate any person for election as director of Field Trip. Among other things, the advance notice provision sets a deadline by which such shareholders must notify Field Trip in writing of an intention to nominate directors prior to any meeting of shareholders at which directors are to be elected and sets forth the information that the shareholder must include in the notice for it to be valid. In the case of an annual meeting of shareholders, notice to Field Trip must be made not less than 30 days prior to the date of the annual meeting; provided, however, that if the annual meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice may be made not later than the close of business on the 10th day following such public announcement. Other than the foregoing, no material amendments have been made to Field Trip’s articles or other constating documents since its incorporation.
Field Trip’s head and registered office and its principal place of business are located at 30 Duncan Street, Suite 401, Toronto, Ontario M5V 2C3.
As at the date of this Listing Application, Field Trip does not have any of its securities listed or quoted on any stock exchange. Following completion of the Arrangement, Field Trip is a reporting issuer in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland.
The following table describes the post-Arrangement subsidiaries of Field Trip, their place of incorporation, continuance, formation or organization. Field Trip beneficially owns, controls or directs 100% of the outstanding voting securities of each subsidiary.

Item 5:   Description of the Business
Field Trip provides services, in person though its clinics and virtually through telemedicine, and supported by digital-based tools and communities such as Trip and Portal.
Field Trip operates trusted health centres (“Clinics”) across North America and Europe providing KAP and psilocybin-assisted therapies where permitted under various programs. The Clinics operated by Field Trip primarily operate as patient treatment centres for the treatment of mental health and mood disorders, while also providing its medical and therapeutic teams with opportunities to: (i) develop hands-on knowledge and experience to further improve on existing therapeutic protocols to optimize and customize the safe and effective delivery of psychedelic-assisted therapy (“PAT”); and (ii) conduct clinical research studies for Reunion and other third parties through its site management organization service offering. In addition, Field Trip conducts research to drive therapeutic protocol research and innovation. Through Field Trip at Home Inc., Field Trip will also distribute services related to ketamine therapy at home.
In support of Field Trip’s business, the digital division of Field Trip (“Field Trip Digital”) develops digital tools such as the mobile application, “Trip”, and the patient application, “Portal”, to support and enhance the patient outcomes and experience. Further, the Field Trip training division offers programs including both didactic and experiential training to therapists and medical professionals who wish to learn about KAP.
Field Trip also conducts botanical research in partnership with the University of West Indies (“UWI”) through Field Trip Natural Products Limited (“FTNP”). FTNP’s research program comprises the cultivation, as well as the identification and isolation of new substances contained in, psilocybin mushrooms and other related fungi. Pursuant to a research agreement with UWI, Field Trip has leased a 2,072 sq. ft. custom-built research and cultivation facility on the university campus (the “Jamaica Facility”).
Clinics — Field Trip Health Centres
Field Trip seeks to create a global brand of psychedelic therapies, including KAP, psychedelic-assisted psychotherapy and psychedelic-integration psychotherapy, utilizing its custom protocol while under the supervision of medical professionals, with the goal of enabling patients to more effectively and affordably address depression, anxiety, addiction and other conditions.
In addition to the research and innovation focus, the Clinics operated by Field Trip operate as patient treatment centres, where medical teams can develop hands-on knowledge and experience to (i) further improve on the existing therapeutic protocols to optimize and customize the safe and effective delivery of psychedelic-assisted therapies, and (ii) conduct clinical research studies for Reunion and other third parties.
Field Trip believes there is a unique early mover opportunity to build the clinical infrastructure required to meet the anticipated significant demand for psychedelic-assisted therapies. In this regard, Field Trip believes that its Clinics hold significant strategic value in that they enable Field Trip to collect large amounts of data on clinical outcomes associated with the setting and therapeutic protocols of psychedelic therapies. This data allows Field Trip to not only identify areas of unmet need in psychedelic therapies, but also innovate new models and protocols. Field Trip’s focus is to improve efficiencies and prove treatment models within its Clinics across North America and Europe and to expand its reach through programs such as Ketamine at Home and through digital tools such as Trip App to position itself as the leading global brand of trusted clinics for psychedelic-assisted therapies, providing ketamine-assisted therapy in North America and psilocybin-assisted therapies in the Netherlands and other jurisdictions, where permitted, for the treatment of depression, anxiety, addiction and other conditions.
In accordance with applicable laws, ketamine is the only substance used in North America, and then only by patients who have a valid prescription for such medication prescribed by an appropriate medical professional licensed in the jurisdiction where the Clinics operate. KAP is conducted at lower doses of ketamine than what is used in anaesthesia and in a safe setting, attended by medical personnel, alongside psychotherapy. Beyond its antidepressant effects, ketamine’s ability to promote neural plasticity makes it a powerful tool to pair with Field Trip’s comprehensive psychotherapy program to affect behavioral change.
Field Trip’s goal and plan is to offer the following types of services:
•
KAP, a clinic-based treatment that combines the administration of ketamine dosing sessions with exploratory and integrative psychology to accelerate the process of discovery, understanding, catharsis and eventually healing. KAP sessions last longer than traditional therapy, are conducted with medical and psychological support and may include therapy-enhancing tools such as music. KAP is available directly through Field Trip or through cooperative agreements with independent psychotherapists who make arrangements for Field Trip to provide ketamine sessions as an adjunct to psychotherapy offered by those independent psychotherapists.

•
PAT, psychedelic-assisted psychotherapy, is similar to KAP but combines the use of psychedelic medicines with psychotherapy sessions and other enhancing therapies in a clinical setting. In the Netherlands, Field Trip offers PAT using legal psilocybin truffles with psychotherapy.

•
Psychedelic-integration psychotherapy, which consists of one or more psychotherapy sessions to support a patient’s understanding and processing of past psychedelic experiences through reflection on and integration of those experiences. Psychedelic-integration psychotherapy can be combined with psychedelic-assisted psychotherapy, including KAP, or may be employed on its own to integrate patient experience outside of a clinical setting. Psychedelic-integration psychotherapy may be offered in a one-on-one or group setting.

•
“Co-Operative Ketamine Program (“KAP Co-Op”), a program whereby independent therapists who are experienced or trained in providing psychedelic-assisted therapies may refer patients to Field Trip’s world class centers for psychedelic treatment and access other resources to provide KAP to their own private practice clients. Under KAP Co-Op, (i) Field Trip’s facilities and medical professionals will provide the ketamine sessions, and (ii) third-party therapists will provide related integration therapy as part of their ongoing relationship with the patient. A similar program is under development to allow approved therapists to refer patients to Field Trip for ketamine treatment under the team therapy model while retaining status as primary therapist to the client.

•
“Ketamine At Home” is a program to facilitate delivery of services offered by NUE Life Health PBC (“NUE Life”) including their at-home ketamine therapy. NUE Life is a digitally enabled, remote provider of technology to support ketamine-assisted therapies to patients through their online platform. Field Trip’s subsidiary, Field Trip At Home Inc. acts as distribution agent for NUE Life’s services, which are purely administrative and not medical, pharmaceutical or dispensing services, and provides marketing, education, IT technology and other ancillary services. However, under this program, neither Field Trip At Home nor Field Trip will take possession of, or resell any medical services, nor participate in the dispensing of services or the dispensing of drugs. Under “Ketamine At Home” (i) a medical provider affiliated or contracted with NUE Life would determine the appropriateness for ketamine for at-home administration, (ii) ketamine would be sent from pharmacy directly to the patient, and (iii) the patient would have the option of follow up appointments with NUE Life for coaching or the applicable medical provider for therapy or further treatment. In most cases, the pharmacy is also contracted with NUE Life for the purposes of acting as a collection agent or distributor; however, patients may use a compounding pharmacy of their own choice.
While the use of ketamine in KAP is considered “off-label”, such use is legal under medical supervision. As such, ketamine is currently the only legal psychedelic medicine generally available to mental health providers in Canada and the U.S. As additional psychedelic medicines become available for use in a therapeutic setting and novel psychedelic medicines become available, Field Trip intends to explore the use of other methods of psychedelic assisted psychotherapy.
Field Trip currently owns twelve clinics, eleven performing KAP and one performing PAT: (i) Toronto, Ontario, (ii) Fredericton, New Brunswick, (iii) Vancouver, British Columbia (iv) New York, New York, (v) Santa Monica, California, (vi) San Diego, California; (vii) Chicago, Illinois, (viii) Atlanta, Georgia, (ix) Seattle, Washington, (x) Houston, Texas, (xi) Washington, District of Columbia and (xii) Amsterdam, Netherlands. The U.S. Clinics are owned solely by state-licensed physicians through physician practices or professional medical corporations (“PCs”).
An affiliate of Field Trip subleases commercial space in the following six locations: Stamford, Connecticut; San Carlos, California; Austin, Texas; Scottsdale, Arizona; Dallas, Texas; and Miami, Florida.
Field Trip may also enter into one or more relationships with third parties with a view to making general psychiatry, general psychotherapy and other mental health services available to its clients and/or with a view to expanding the jurisdictions in which services may be made available to its clients via telehealth services. Field Trip has one such relationship with Cerebral, an online mental health platform.
With the increased focus on reaching clients through its digital platforms, Trip and Ketamine at Home, as well as ongoing streamlining of its in-person offerings, Field Trip has decided to defer the opening of new clinics to a future date. Field Trip intends to sublease space at its six locations noted above.
Other Business — Clinic Support
Field Trip Digital has developed the digital tools “Trip” and “Portal” to support individuals on their mental health journey. Trip is a mobile application supporting consciousness expansion which is available to users in the Apple and Android app stores. Portal is a next generation digital health platform for clients participating in psychedelic therapies at the Clinics. Portal connects our patients and therapists with individualized patient journeys and content, along with tools such as mood monitoring, journaling, and activity tracking.
Field Trip also offers training in PAT for practitioners through its Field Trip training division. Programs include an experiential training element, which is offered through the Clinics. Professionals who complete the Field Trip training programs will automatically become eligible to join the KAP Co-Op program, helping establish the next generation of psychedelic therapists.
Other Business — Botanical Research
In partnership with UWI, FTNP is conducting research, development and cultivation of psilocybin mushrooms and other related fungi at the Jamaica Facility. Field Trip’s activity in relation to the research and cultivation of psilocybin mushrooms, botanicals and other related fungi is limited to the jurisdiction of Jamaica and Field Trip does not handle psychedelic substances except within laboratory and clinical trial settings conducted within approved regulatory frameworks in order to identify and develop treatments for medical conditions and does not have any direct or indirect involvement with illegal selling, production or distribution of any substances in jurisdictions in which it operates. Field Trip’s Jamaica team is comprised of a senior researcher and professor at UWI, Dr. Rupi Delgoda, as well as business consultants, legal counsel and local post-doctoral research students.

It is important to note that, unlike in Canada and the U.S., psilocybin mushrooms are not an illegal drug under Jamaica’s Dangerous Drugs Act, 1948 (the “Jamaica Drug Act”), therefore, research on psilocybin mushrooms is not in contravention of the laws of Jamaica and does not require any permit or authorization from the regulatory authorities in Jamaica.
Regulatory Overview
Field Trip operates in a highly regulated industry and in multiple jurisdictions. Below is a summary of key elements of the regulatory environment in which Field Trip operates.
Controlled Substances
Canada and the U.S.
The Canadian and U.S. federal governments regulate drugs through the Controlled Drugs and Substances Act (Canada) (the “CDSA”) and the Controlled Substances Act (21 U.S.C. § 811) (the “CSA”), respectively, which place controlled substances in a schedule. Under the CDSA, ketamine is currently a Schedule I drug and psilocybin is currently a Schedule III drug. Under the CSA, ketamine is currently a Schedule III drug as well as being listed under the associated Narcotic Control Regulations, and psilocybin is currently a Schedule I drug.
On September 30, 2020, Canada’s House of Commons heard an official proposal to decriminalize psychedelics. The Canadian Government’s response to that proposal included statements from the Ministers of Justice, Health, and Public Safety and Emergency Preparedness, who reiterated that these substances remain illegal in Canada and, in the case of the Minister of Health, that any approval for medical purposes would need to pass Canada’s drug review process and receive authorization from Health Canada. Subsequent to this response, Health Canada announced its intention to remove the current prohibition on access to controlled substances through Health Canada’s Special Access Program.
Most U.S. states have enacted Controlled Substances Acts (“State CSAs”), which regulate the possession, use, sale, distribution, and manufacture of specified drugs or categories of drugs and establish penalties for State CSA violations, and form the basis for much of state and local drug laws enforcement activity. State CSAs have either adopted drug schedules identical or similar to the federal CSA schedules or, in some instances, have incorporated the federal scheduling mechanism. Among other requirements, some states have established a prescription drug monitoring or review program to collect information about prescription and dispensing of controlled substances for the purposes of monitoring, analysis and education. Field Trip complies with all State CSAs in jurisdictions where it operates.
In the U.S., facilities holding or administering controlled substances must be registered with the U.S. Drug Enforcement Agency (“DEA”) to perform this activity. As such, medical professionals or the Clinics in which they operate, as applicable, are also required to have a DEA license to obtain and administer ketamine (a “DEA License”).
To Field Trip’s knowledge, the Clinics in the U.S. and the required medical professionals hold all required DEA Licenses. Furthermore, the Clinics have in place security, control, recordkeeping, reporting and inventory mechanisms required by the DEA to prevent drug loss and diversion. Staff at Clinics in the U.S., including the medical doctors and/or the nurse practitioner(s), advanced practice registered nurse(s) or other medical professionals who report to them, hold the required DEA Licenses and Field Trip has put in place policies designed to adhere to DEA requirements.
The Netherlands
The Opium Act (Opiumwet) (the “Opium Act”) is the primary drug legislation in the Netherlands which places controlled substances on a list. The controlled substances on those lists and any preparations thereof are prohibited, including psilocybin. However, the Dutch Supreme Court (the highest court in the Netherlands) stated that the plants/fungi in which those substances occur naturally are not prohibited unless specifically listed. Psilocybin containing truffles or sclerotia are not listed under the Opium Act and, therefore, do not qualify as a controlled substance restricted under the Opium Act. Furthermore, the Dutch Minister of Healthcare confirmed in Parliament that psilocybin-containing truffles are not illegal and can legally be sold, bought and used as a natural product in the Netherlands. Therefore, subject to certain requirements, the Opium Act does not prohibit the cultivation, production and sale of fresh, unprocessed truffles.
Jamaica
Unlike in Canada and the U.S., psilocybin mushrooms are not an illegal drug under the Jamaica Drug Act. Therefore, Psilocybin Research is not in contravention of the laws of Jamaica and does not require any permit or authorization from regulatory authorities in Jamaica. In addition, the Minister of Health & Wellness of Jamaica has delivered a letter stating the Minister’s support for Field Trip’s operations in Jamaica.
Field Trip does not handle controlled substances except in jurisdictions where such activity is legal and then only within (a) laboratory or clinical trial settings, (b) in the case of the Netherlands, within a clinical setting, and (c) in the case of ketamine, as prescribed by a licensed medical practitioner. Field Trip does not have any direct or indirect involvement with illegal selling, production or distribution of any substances in jurisdictions in which it operates.
State and Municipal Initiatives Related to Psychedelic Substances
On November 3, 2020, the State of Oregon, via Measure 109, became the first state to legalize psychedelic mushrooms for therapeutic use in supervised environments. Measure 109 is expected to allow people in the state who are age 21 or older to access psychedelic mushrooms for personal development after passing a screening conducted by a qualified therapist. People who use the drug are expected to be able to do so at a psilocybin service centre, with the supervision of a designated service facilitator. Oregon expects to have a two-year planning period in which lawmakers will determine how the drug will be regulated, including qualifications for therapists intending to prescribe psychedelic mushrooms and for psilocybin facilitators. The program is expected to be regulated by the Oregon Health Authority.
The following jurisdictions have effectively decriminalized, deprioritized or legalized the use of several psychedelic substances:
•
Denver, Colorado approved Initiative 301 which provides that personal use and possession of psilocybin mushrooms by people 21 years old and over is the city’s lowest law-enforcement priority and prohibits the city of Denver “from spending resources to impose criminal penalties” for the personal use of psychedelic mushrooms by people 21 and older (May 2019).

•
Oakland, California approved a resolution which decriminalizes adult use of psychoactive plants and fungi, including mushrooms, cacti, iboga and ayahuasca. The resolution makes investigating and arresting people 21 and older for using, possessing or cultivating psychoactive plants and fungi among the lowest priorities for law enforcement (June 2019).

•
Santa Cruz, California approved a resolution that makes investigating and arresting people 21 and older for using, possessing or cultivating psychoactive plants and fungi among the lowest priorities for law enforcement (January 2020).

•
District of Columbia approved Initiative 81 which makes non-commercial possession, distribution, purchase and cultivation of psychedelic and hallucinogenic plants and fungi a lowest law enforcement priority for the Metropolitan Police Department (November 2020).

•
State of Oregon became the first state to legalize psilocybin-assisted therapy and decriminalize the personal possession of drugs (November 2020).

•
Ann Arbor, Detroit, Hazel Park and Washtenaw County, Michigan approved a resolution, which resolved that the investigation and arrest of persons for planting, cultivating, purchasing, transporting, distributing, engaging in practices with, or being in possession of entheogenic plants or plant compounds which are on Federal Schedule I list shall be the lowest law enforcement priority and shall not receive any city funds or resources (September 2020 — March 2022).

•
Somerville, Cambridge, and Northampton, Massachusetts approved a resolution, which resolved that no city funds or resources will be used to assist in the enforcement of laws imposing criminal penalties for the use and possession of entheogenic plants by adults, making it the lowest law enforcement priority in these cities (January — March 2021).

•
State of Oregon approved Measure 110, the Drug Addiction Treatment and Recovery Act, which reclassified personal possession of small amounts of drugs as a civil violation with a $100 fine, which can be avoided if the person agrees to seek treatment (February 2021).

•
State of Texas approved House Bill 1802, which mandates a study on the therapeutic effects of psilocybin, MDMA and ketamine on patients suffering from certain mental health issues. The Texas Medical Board is expected to report their findings in December 2022 (June 2021).

•
State of Connecticut approved House Bill 6296 to establish a task force to study the health benefits of psilocybin (January 2021).

•
Arcata, California adopted a resolution that deprioritizes the use of city resources to enforce laws imposing criminal penalties for the consumption and possession of entheogenic plants and fungi, including psilocybin mushrooms, mescaline, and peyote (October 2021).

•
Seattle, Washington adopted a resolution by establishing that the investigation, arrest, and prosecution of anyone engaging in entheogen-related activities should be among the city of Seattle’s lowest enforcement priorities. The resolution applies to non-commercial activity around a range of psychedelic substances, including psilocybin mushrooms, ayahuasca, ibogaine and non-peyote-derived mescaline (October 2021).

•
State of Utah approved House Bill 167 to create the Mental Illness Psychotherapy Drug Task Force, which positions state law makers to be able to reconsider the role of certain scheduled compounds in mental health treatment (March 2022).

Decriminalization and/or legalization through state and municipal measures, whether ballot measures or new legislation, does not alter the fact that psychoactive substances remain illegal at the federal level in the U.S. under the CDSA. Similar to state legalization efforts in Oregon, Field Trip cannot assess when or if the U.S. federal government will permit such activities.
In addition, legislation in respect of psilocybin or psychedelics has been proposed in each of Florida, California, and Hawaii, drawing on elements of the Oregon ballot measure. In Florida, the Florida Psilocybin Mental Health Care Act, if approved, will create state-sponsored clinics where patients suffering from mental-health disorders could be administered doses of psilocybin by a licensed medical professional. The patient would go through the experience, or “trip,” with the professional present and then be offered a post-treatment counseling session. In Hawaii, Senate Bill 738, if approved, will establish treatment centres designated by the Hawaii Department of Health for the monitored, therapeutic administration of psilocybin and psilocin to treat mental illness. In California, Senate Bill 519, if approved, would decriminalize the personal use of psychedelic drugs including psilocybin mushrooms, MDMA1, LSD2, ketamine, DMT3, mescaline and ibogaine for all Californians over the age of 21.
Field Trip expects that legislation of a similar nature may be introduced in other jurisdictions in the coming years, as well as additional ballot measures similar to Measure 109. Field Trip cannot comment on the regulatory framework in any such jurisdiction as it has not been created. Field Trip will assess its options to conduct legal business in such jurisdictions when state or provincial, as applicable, and federal regulations are established and may seek any required licenses or approvals at that time.
Regulation of Prescription Medications
In Canada, oversight of healthcare is divided between the federal and provincial governments. The federal government is responsible for regulating, among other things, the approval, import, sale, and marketing of drugs such as ketamine.
While ketamine is a controlled substance in Canada and the U.S., it is approved as an anesthetic under the Food and Drugs Act (Canada) and the U.S. Food, Drug, and Cosmetic Act. Once a drug is approved for use, physicians may prescribe that drug for uses that are not described in the product’s labelling or that differ from those tested by the manufacturer and approved by Health Canada or the Food and Drug Administration (the “FDA”), as applicable. This is known as “off-label” use and is a common practice among physicians. Additionally, as mentioned above, ketamine-based treatment is gaining acceptance for treating depression.

Furthermore, esketamine (S-ketamine, an isomer of ketamine) as a nasal spray for the treatment of major depression was approved by the FDA in March 2020 and Health Canada in July 2020.
Health Canada and the FDA have not approved psilocybin as a drug for any indication. However, there are legal routes through which psilocybin may be accessed for medical purposes.
In Canada, Section 56(1) (“s. 56 Exemptions”) of the CDSA permits the Health Minister to exempt any person or class of persons or any controlled substance or precursor or class thereof from the application of all or any provisions of the CDSA if, in his or her opinion, the exemption is necessary for a medical or scientific purpose or is otherwise in the public interest. In August 2020, Health Minister Patty Hajdu approved such an exemption to allow four Canadians experiencing end of life distress or other intractable mental health conditions, such as incurable cancer, to receive psilocybin therapy to treat their end-of-life anxiety. The Minister of Health has now granted a total of 66 s.56 Exemptions. The latest figures indicate that at least 47 individuals have now been granted s.56 Exemptions for end-of-life psychological distress, 19 s.56 Exemptions have been given to healthcare practitioners for training purposes, and several more to institutions and companies for research. Moreover, recent reports indicated that Health Canada acknowledged more than 150 applications for s.56 Exemptions remain unanswered indicating a high volume of applications.3 Having the exemption in question permits such individuals to legally obtain and use psilocybin.
In Canada, several government bodies have applied for s. 56 Exemptions to decriminalize the personal possession of small amounts of controlled substances for public health purposes including the City of Vancouver (May 2021)4 and the City of Toronto (January 2022)5. British Columbia will consider a similar exemption request for other substances such as psilocybin and MDMA at a later date.
Furthermore, on December 12, 2020, Health Canada announced its intention to remove the current prohibition on access to controlled substances through Health Canada’s Special Access Program (“SAP”). Under the SAP, medical practitioners treating patients with serious or life-threatening conditions can request access to drugs that have not yet been approved for sale in Canada when conventional therapies have failed, are unsuitable, or unavailable. Such amendments would create another means of legally accessing psilocybin through the SAP.6 On January 5, 2022, amendments to the SAP were made following the December 12th announcement enabling physicians in Canada to make applications to Health Canada for access to “restricted drugs”, including psilocybin and MDMA, which were previously not accessible through the SAP.
In the U.S., the FDA has granted psilocybin therapy a breakthrough therapy designation to facilitate drug trials testing its efficacy for treatment resistant depression and major depressive disorder. Similar trials are ongoing in Canada. If approved, these medications would provide a legal route to prescribe psilocybin in the U.S.
In the U.S., the FDA has granted MDMA therapy a breakthrough therapy designation to facilitate Phase 3 drug trials testing its efficacy for PTSD. Field Trip’s Clinics may offer MDMA PAT should the FDA grant such approval in the future.
Although psilocybin-containing truffles or sclerotia are not prohibited by the Opium Act, they are not approved under the Medicines Act (Netherlands). In light of the above and based on advice of counsel in the Netherlands, the Opium Act does not prohibit the presence and/or use of fresh, unprocessed truffles with psilocybin. The truffles with psilocybin may not be subject in any way or form to any further processing (that results in the truffles becoming a preparation prohibited under the Opium Act).
Field Trip Clinic Operations
Each province and territory of Canada and each state in the U.S. mandates the requirements for the Clinics and the conduct of the medical professionals who work in the Clinics. Please refer to the table below for details concerning these regulations.

3
See https://www.cbc.ca/news/canada/british-columbia/therapsil-health-canada-psilocybin-1.6128123

4
See https://vancouver.ca/files/cov/request-for-exemption-from-controlled-drugs-and-substances-act.pdf

5
See https://www.toronto.ca/wp-content/uploads/2022/01/943b-TPH-Exemption-Request-Jan-4-2022-

6
See gazette.gc.ca/rp-pr/p1/2020/2020-12-12/html/notice-avis-eng.html

Although it is Field Trip’s intention to administer psilocybin-containing truffles as a food product in the Netherlands, Field Trip also intends to employ medical professionals in its Amsterdam Centre and is operating as an “alternative care provider” under Dutch laws. The table below also includes a summary of the laws applicable to Field Trip’s business that it operates and proposes to operate in Amsterdam.
Regulations relating to Field Trip Health Clinic Operations
Province / State	Medical Professional	Governing Law	Regulatory Bodies
Ontario	Medical Doctors	Regulated Health Professions Act, 1991 (Ontario) (“RPHA”), Medicine Act, 1991 (Ontario)	College of Physicians and Surgeons of Ontario (“CPSO”)
	Psychologists	RPHA, Psychology Act, 1991 (Ontario)	College of Psychologists of Ontario (“CPO”)
	Nurses; Nurse Practitioners	RPHA, Nursing Act, 1991 (Ontario)	College of Nurses of Ontario (“CNO”)
	Psychotherapists	RPHA, Psychotherapy Act, 2007 (Ontario)	College of Registered Psychotherapists of Ontario, CPSO, CPO, CNO, College of Occupational Therapists of Ontario, or Ontario College of Social Workers and Social Service Workers
	Respiratory therapist	Respiratory Therapy Act, 1991 (Ontario)	College of Respiratory Therapists of Ontario
New Brunswick	Medical Doctors	Medical Act	College of Physicians and Surgeons of New Brunswick
	Psychologists	Psychologists Act	College of Psychologists of New Brunswick
	Counselling Therapists	Licensed Counselling Therapy Act	College of Counselling Therapists of New Brunswick
	Nurses; Nurse Practitioners	Nurses Act	Nurses Association of New Brunswick
	Licensed Practical Nurses	Licensed Practical Nurses Act	Association of New Brunswick Licensed Practical Nurses
New York	Medical Doctors	State of New York are New York Education Law §§ 6500 – 6516 and 6520 – 6532 and 8 New York Codes, Rules and Regulations (“NYCRR”)	New York State Education Department, Office of the Professions, State Board for Medicine
	Psychologists	New York Education Law (“NYEL”) §§ 7600 and 8 NY CRR §§ 72.1	New York State Education Department, Office of the Professions (“NYOP”), State Board for Psychology
	Psychotherapists	NYEL §§ 8400, 8 NY CRR § 52.35 and 8 NY CRR §§ 79.12.	NYOP, State Board for Mental Health Practitioners
	Nurses; Nurse Practitioners	NYEL §§ 6900 and additional regulations that apply only to nurses at NYCRR §§ 64.1.	NYOP, State Board for Nursing
California	Medical Doctors	Business and Professions Code, §2190.5 (“CA BPC”)	Medical Board of California
	Naturopathic Doctors	CA BPC	Naturopathic Medicine Committee
	Psychologists	CA BPC	California Board of Psychology
	Clinical Social Workers and Licensed Professional Clinical Counselors	CA BPC	California Board of Behavioral Sciences
	Nurses; Nurse Practitioners	CA BPC	Board of Registered Nursing

Regulations relating to Field Trip Health Clinic Operations
Province / State	Medical Professional	Governing Law	Regulatory Bodies
Illinois	Medical Doctors	Medical Practice Act (225 ILCS 60/2)	Illinois Department of Financial and Professional Regulation (“IDFPR”)
	Psychologists	Clinical Psychologist Licensing Act (225 ILCS 15/)	IDFPR
	Professional Counselors and Clinical Professional Counselors	Professional Counselor and Clinical Professional Counselor Licensing and Practice Act (225 ILCS 107/1)	IDFPR
	Nurses; Nurse Practitioners	Nurse Practice Act (225 ILCS 65/)	IDFPR
Georgia	Medical Doctors	Medical Practice Act, Official Code of Georgia (“OCGA”) §§43-34 and 34A	Georgia Composite Medical Board
	Psychologists	OCGA Title 43, Chapter 39	Georgia State Board of Examiners of Psychologists
	Professional Counselors	OCGA Title 43, Chapters 7A and 10A	Georgia Composite Board of Professional Counselors, Social Workers and Marriage and Family Therapists
	Nurses; Nurse Practitioners	Nurse Practice Act, OCGA § 43-26	Georgia State Board of Nursing
Texas	Professional Counselor	Texas Occupations Code Chapter 503	Texas Behavioral Health Executive Council (“TBHEC”)
	Medical Doctors	Texas Occupations Code Chapter 155 and 22 TAC Chapter 163	Texas Medical Board
	Psychologists	Texas Occupations Code Chapter 501	TBHEC
	Nurses; Nurse Practitioners	Texas Occupations Code Chapter 301	Texas Board of Nursing
Netherlands	Medical Doctors
Individual Healthcare Act (Wet op de Beroepen in de Individuele Gezondheidszor, “BIG”), and if other care is provided, the Healthcare Quality, Complaints and Disputes Act (Wet kwaliteit, klachten en geschillen zorg, “WKKGZ”)

Ministry of Health, Welfare and Sport (Ministerie van Volksgezondheid, Welzijn en Sport, “VWS”), the Inspectorate for Heath and Youth Care (Inspectie gezondheidszorg en jeugd, “IGJ”) and the Royal Dutch Medical Association (Koninklijke Nederlandsche Maatschappij tot bevordering der Geneeskunst)

	Health Psychologists	BIG, and if other care is provided, WKKGZ	VWS, IGJ and the Federation of Healthcare psychologists (Federatie van Gezondheidzorgpsychologen en Psychotherapeuten, “FGZPT”)
	Psychotherapists	BIG, and if other care is provided, WKKGZ	VWS, IGJ and FGZPT
	Certified Nurse Specialist	BIG, and if other care is provided, WKKGZ	VWS, Registration Commission for Nurse Specialists (Registratiecommissie Specialismen Verpleegkunde)
British Columbia	Medical Doctors	Health Professions Act (British Columbia) (“HPA”), Medical Practitioners Regulation	College of Physicians and Surgeons of British Columbia
	Psychologists	HPA, Psychologists Regulation	College of Psychologists of British Columbia
	Psychotherapists	Unregulated in BC	Unregulated in BC
	Nurses	HPA, Nurses (Registered) and Nurse Practitioners Regulation	British Columbia College of Nurses and Midwives

Regulations relating to Field Trip Health Clinic Operations
Province / State	Medical Professional	Governing Law	Regulatory Bodies
District of Columbia	Medical Doctors	District of Columbia Official Code Title 3 Chapter 12 subchapters 1-5; Code of D.C. Municipal Regulations Title 17 Chapter 46	The DC Board of Medicine
	Psychologists	District of Columbia Official Code Title 3 Chapter 12 subchapters 1-5; Code of D.C. Municipal Regulations Title 17 Chapter 69	The DC Board of Psychology
	Professional Counselors	District of Columbia Official Code Title 3 Chapter 12 subchapter 7A; Code of D.C. Municipal Regulations Title 17 Chapter 66	The DC Board of Professional Counseling
	Nurses; Nurse Practitioners	The Nurse Practice Act District of Columbia Official Code Title 3 Chapter 12; Code of D.C. Municipal Regulations Title 17 Chapters 54-60	The DC Board of Nursing
Washington	Medical Doctors	Wash. Rev. Code Ann. §§ 18.71.002, et seq.; 18.71B.010, et seq.; Wash. Admin. Code §§ 246-919-421, et seq.	Medical Quality Assurance Commission
	Naturopathic Doctors	Wash. Rev. Code Ann. §§18.36A, et seq.; Wash. Admin. Code §§246-836-210, et seq	Board of Naturopathy
	Psychologists	Wash. Rev. Code Ann. §§ 18.83.005, et seq.; Wash. Admin. Code §§ 246-924-000, et seq.	Washington Department of Health, Examining Board of Psychology (EBOP)
	Mental Health Counselors, Marriage and Family Therapist	Wash. Rev. Code Ann. §§ 18.225.005, et seq; Wash. Admin. Code §§ 246-809-000, et seq.	Washington Department of Health; Mental Health Counselors, Marriage and Family Therapist and Social Worker Advisory Committee
	Nurses; Nurse Practitioners	Wash. Rev. Code Ann. §§ 18.79.010, et seq.; Wash. Admin. Code §§ 246-840-000, et seq.	Washington Department of Health, Nursing Care Quality Assurance Commission
While the treatments that occur at the Clinics are novel in some respects, the prescription of ketamine and the dispensing of ketamine are not novel and are subject to the same restrictions as would apply to any medical professional who prescribes other controlled substances to his or her patients. There are no special licenses, permits, authorizations or approvals required that are different from any other ordinary course approvals required by applicable governmental authorities for any medical clinic. As such, licensed medical practitioners may prescribe ketamine legally in Canada or the U.S. where they believe it will be an effective treatment in their professional judgment. It is Field Trip’s policy never to dictate or influence the professional judgement of our physicians, nurses or other clinical staff in determining the best course of treatment for their patients.
Administration of ketamine as part of the KAP program is performed only following prescription by a licensed physician or by a licensed nurse practitioner or other medical professional and under the supervision of a licensed physician. The Clinics may utilize, in addition to physicians, mid-level practitioners such as physician assistants and nurse practitioners and mental health practitioners such as psychologists and psychotherapists. The exact make-up of staff for each Clinic varies by location and additional professionals and/or administrative staff may also be employed.
In addition to KAP, Field Trip offers several additional programs in North America. The KAP Co-Op program makes KAP available to patients of trained therapists in a package whereby (a) Field Trip facilities and medical professionals provide the ketamine sessions, and (b) third-party therapists provide related integration therapy as part of their ongoing relationship with the patient.
In Canada, the provincial/territorial level of government has authority over the delivery of health care services, including regulating health facilities, administering health insurance plans such as OHIP, distributing prescription drugs within the province, and regulating health professionals such as doctors, psychologists, psychotherapists and nurse practitioners. Regulation is generally overseen by various colleges formed for that purpose, such as the College of Physicians and Surgeons of Ontario.
In the U.S., the laws applicable to the Clinics and the conduct of medical professionals therein are at the state level and vary by jurisdiction. Additionally, in the U.S., the Clinics or doctors, as applicable, are also required to have a DEA License to prescribe ketamine. In each state, Field Trip plans to offer KAP, psychotherapy and ancillary mental health services.
As of the date of this Listing Application, to the best of Field Trip’s knowledge, each of the medical professionals working at the Clinics are in good standing with the applicable regulatory body that governs such medical professionals.
Under Field Trip’s business model, there are no state-specific licenses required to (a) operate a mental health clinic prescribing and/or administering ketamine, (b) store and/or administer ketamine, other than those which mirror the CDSA requirements, and (c) operate or provide management services to the Clinics, other than standard filings with the applicable Secretary of State for out-of-state companies, which Field Trip Health USA Inc. (“Field Trip USA”) has obtained in connection with the setup of these locations.
Some states have legislation or policies relating to the “Corporate Practice of Medicine” doctrine (“CPOM”) that govern business relationships between licensed medical professionals and unlicensed individuals or companies. The following states have CPOM legislation: New York, California, Illinois, and Texas. The States of Georgia, Washington, Connecticut and Arizona do not have specific CPOM legislation, but case law or statements by the Attorney General may have established or invoked CPOM doctrine in those states. In order to comply with CPOM, Clinics in these states are owned solely by state-licensed physicians and are organized as physician practices. In such states, Field Trip USA will provide management services to the physician practices that own such Clinics. The relationship between Field Trip USA and the physician practices that it manages are subject to various standards of CPOM, anti-kickback and fee-splitting rules. The District of Columbia does not have a CPOM statute, nor is there clear judicial consideration of CPOM within this jurisdiction. However, Field Trip proposes to organize the Clinics in those jurisdictions as PCs.
Individuals and entities that conduct business in the U.S. health care industry must comply with applicable state and federal anti-kickback laws that limit activities that may be viewed as incentivization or inducement methods. To the best of Field Trip’s knowledge, no medical professionals at the Clinics receive commissions, incentives or other fees, directly or indirectly.
In the Netherlands, Field Trip’s wellness centre expects to make psilocybin-containing truffles available to clients in connection with wellness programs. As noted above, psilocybin-containing truffles are neither prohibited under the Opium Act nor are they approved as a medicine. As such, Field Trip is making the psilocybin-containing truffles available to clients for consumption as a whole, natural food product. As Field Trip employs medical professionals in its business, it has elected to register as an alternative care provider with WKKGZ. In addition to registration, Field Trip has implemented all other procedures required under the WKKGZ for alternative care providers, including treatment, incident reporting and complaint procedure protocols, reporting policies and an employee expertise policy. In the event that the Dutch authorities take the position that therapy with truffles qualifies as “regular care”, or that truffles containing psilocybin qualify as a medicinal product, Field Trip would then need to take steps to comply with local laws applicable to a regular care provider. Should this event occur, Field Trip will evaluate its options in the Netherlands to ensure full compliance with all applicable legislation and regulations.
Field Trip’s business is also governed by laws in Canada, the U.S. and the Netherlands pertaining to the handling, use and protection of personal health information, including the Personal Health Information Protection Act (Ontario), the Health Insurance Portability and Accountability Act of 1996, the Netherlands’ Personal Data Protection Act (Wet Bescherming persoonsgegevens) and similar provincial or state laws. These laws and related regulations grant a number of rights to individuals as to their personal health information and restrict the use and disclosure of such information. Field Trip has in place privacy practices designed to comply with these requirements and ensures that service providers having access to personal health information have entered into agreements that include appropriate protective clauses, including business associate agreements where applicable.

Field Trip Digital Operations
Field Trip Digital has designed a mobile software application available for both iOS and Android devices (the “Trip App”). The Trip App is designed to provide support to users with a framework and tools for self-directed consciousness expanding activities. The Trip App features mood tracking, personalized music, trip record keeping, guided journaling, voice recording, and mindfulness content. To its knowledge, Field Trip has all licenses required to offer the Trip App.
Field Trip Digital has designed “Portal” a next generation digital health platform for clients participating in psychedelic therapies at the Clinics. Portal connects our patients and therapists with individualized patient journeys and content, along with tools such as mood monitoring, journaling, and activity tracking. To its knowledge, Field Trip has all licenses required for Portal.
Field Trip Training Operations
Field Trip offers courses to medical practitioners interested in learning about KAP. As the Field Trip training division does not issue degrees or professional certifications, its business does not require any specific licensing where it operates. Experiential training is offered through the physician-owned PCs, which are duly licensed to provide medical services.
Field Trip Natural Products Operations
As psilocybin is not included in the Jamaica Drug Act, it is not a controlled or restricted substance in Jamaica and therefore no other specific controls, permits, licenses or authorizations are required to conduct research on psilocybin. The Psilocybin Research conducted at the Jamaica Facility is governed by the Jamaica Ministry of Health (“JMH”), Ethics and Medico-Legal Affairs Panel and by the JMH Standards and Regulation Division, as would any other research conducted in a clinical setting. In addition to GLP and cGMP, research involving human subjects is governed by the JMH Guidelines for the Conduct of Research on Human Subjects. Furthermore, medicines, including natural products, require registration with the JMH prior to importation, distribution and sale in Jamaica, as outlined in the Food and Drugs Act, 1964 (Jamaica).
The Psilocybin Research is not in contravention of local laws in Jamaica and Field Trip previously received a legal opinion from local counsel confirming the same with respect to the Psilocybin Research. Through consultation with local resources and personnel with relevant knowledge and experience, as necessary, in Jamaica, Field Trip is satisfied that all necessary licenses, permits and regulatory approvals have been obtained in order to carry on the business as currently conducted and that such licenses, permits and regulatory approvals that have been obtained are in good standing.
The Psilocybin Research activities rely on its relationship with UWI under the Research Agreement in respect of the Psilocybin Research. UWI is a globally recognized academic institution. The Research Agreement was negotiated at arm’s length, with legal counsel acting on behalf of Field Trip both in Canada and Jamaica, and includes appropriate intellectual property and confidentiality provisions. Psilocybin Research is legal in Jamaica.
Compliance Program
Field Trip oversees and monitors compliance with applicable laws in each jurisdiction in which it operates. In addition to Field Trip’s senior executives and the employees responsible for overseeing compliance, Field Trip has local regulatory/compliance counsel engaged in every jurisdiction (provincial, state and local) in which it operates. The principal medical professional at each Clinic serves as the liaison to provincial, state and/or local governmental authorities. Field Trip has developed protocols for use in all of its Clinics with the goal of ensuring that each of the Clinics’ operations and employees strictly comply with applicable laws and regulations and that operations do not endanger the health, safety or welfare of the community. Additionally, Field Trip has established a team of advisors with cross-functional expertise in business, neuroscience, pharmaceuticals, mental health and psychedelics to advise management.
In conjunction with Field Trip’s human resources and operations departments, Field Trip oversees and implements training on Field Trip’s protocols. Field Trip will continue to work closely with external counsel and other compliance experts, and is evaluating the engagement of one or more independent third-party providers to further develop, enhance and improve its compliance and risk management and mitigation processes and procedures in furtherance of continued compliance with the laws of the jurisdictions in which Field Trip operates. The programs currently in place include continued monitoring by executives of Field Trip to ensure that all operations conform to and comply with required laws, regulations and operating procedures. Field Trip further requires that each Clinic and all third parties in which it is engaged with report and disclose all instances of non-compliance, regulatory, administrative, or legal proceedings that may be initiated against them. Field Trip is currently in compliance with the laws and regulations in all jurisdictions and the related licensing framework applicable to its business activities. Additionally, Field Trip has established a PC Advisory Committee with a mandate to provide strategic advice with respect to the structure of clinics as PCs and the protocols for operations of the PCs. Similarly, Field Trip has a medical officer administrator advisory committee with a mandate to provide feedback and advice concerning operations.
Field Trip has developed and continues to refine a compliance program designed to ensure operational and regulatory requirements continue to be satisfied. Field Trip has also put in place an anti-money laundering policy designed to ensure proactive, ongoing steps are taken to create and maintain operations that are conducted in compliance with all applicable AML laws, including in Canada, the U.S. and other jurisdictions. Through its human resources and operations departments, Field Trip oversees and implements training for all employees with respect to Field Trip’s protocols.
Field Trip, prior to the completion of the Arrangement, received legal opinions or advice in each jurisdiction where it operated or proposed to operate (other than jurisdictions where the applicable legislation had not then been created or had not then been passed into law), confirming the permissibility of its operations in such jurisdictions.
Field Trip’s operations are conducted in compliance with local laws where such activities are permissible and either (a) do not require any specific legal or regulatory approvals, or (b) Field Trip has all necessary legal and/or regulatory approvals. See “Item 21 — Risk Factors”.
Three-year History
Prior to the Arrangement, the Clinics Business formed part of the business of Reunion. During this time, 12 Clinics were opened, located in: Toronto (March 4, 2020), New York (August 2020), Santa Monica/Los Angeles Health Centre (September 2020), Chicago Health Centre (December 2020), San Diego (December 2021), Amsterdam (July 2021), Atlanta (January 2021), Houston (May 2021), Seattle (October 2021), Fredericton (October 2021), Washington, DC (January 2022), and Vancouver (January 2022). Prior to the Arrangement, Field Trip Digital also released Trip App in September 2020 and Portal in October 2020. In August 2019, Field Trip entered a letter of intent with UWI, which was subsequently replaced with a definitive research agreement with UWI in April 2020. In October 2020 construction was substantially completed on the Jamaica Facility, and it became fully operational in February 2021. Please see “Item 5 — Description of the Business” for further information.
In October 2021, Reunion commenced a strategic review of its operations to evaluate its then current corporate structure to ensure that each operating segment would be best positioned, optimally resourced, and focused to provide maximum long-term value to all stakeholders.
Pending the outcome of the strategic review, Field Trip implemented a series of operational improvements to increase clinic throughput and create operational efficiencies. As such, Field Trip focused on implementing the improvements in the existing clinics and paused any plans to build clinics. The culmination of the strategic review was the recommendation and approval of the Arrangement, highlighted by the spinout of the Clinics Business as an independent public company and the completion of the Concurrent Financing to fund the ongoing development and operation of the Clinics Business.
Darwin Agreement
In connection with its Jamaica operations, on June 2, 2020, Reunion entered into a share purchase agreement (the “FTNP SPA”) among Darwin, Inc. and FTNP, pursuant to which Reunion agreed to acquire the remaining 22.22% interest in FTNP that it did not already own in exchange for 1,200,000 Pre-Arrangement Shares, issuable on the achievement by FTNP of certain milestones (the “Milestone Shares”). The Milestone

Shares are issuable as follows: (i) 600,000 Milestone Shares upon FTNP commencing research under the Research Agreement at the Jamaica Facility, which occurred on September 21, 2020; (ii) 150,000 Milestone Shares on June 3, 2021; and (iii) 450,000 Milestone Shares issuable on a prorated quarterly basis over 36 months, commencing on the first calendar quarter following June 3, 2021; provided in each case that the lease for the Jamaica Facility and the Research Agreement have not been terminated. The fair value of the Milestone Shares was determined at the time of the grant on June 3, 2020 using the Black-Scholes pricing model. Shares are issued at market prices on the dates of their issuance.
In connection with the Arrangement, the FTNP SPA was assigned to Field Trip and, consequently, the obligation to issue the remaining 300,000 Milestone Shares is an obligation of Field Trip. The number of Field Trip Shares to be issued to Darwin, Inc. under the FTNP SPA has been adjusted by dividing the number of shares issuable by the conversion ratio of 0.85983356. As such, Field Trip has reserved 348,905 Field Trip Shares for issuance under the FTNP SPA.
The Arrangement
The Arrangement was completed by way of a plan of arrangement pursuant to Section 192 of the CBCA. As a result of the Arrangement, Reunion Shareholders exchanged each Pre-Arrangement Share for one (1) Reunion Share and received 0.85983356 of a Field Trip Share for every one (1) Pre-Arrangement Share. To give effect to the Consolidation, and as the final step in the Arrangement, the Reunion Shares were consolidated by dividing the Reunion Shares issued and outstanding by five. No fractional shares were issued and any fractional shares were rounded down to the nearest whole share.
Pursuant to the Arrangement Agreement, among other things, Reunion distributed 50,035,3087 Field Trip Shares to Reunion Shareholders on a pro rata basis. The Reunion Shareholders approved the Arrangement at the Meeting. Reunion obtained the Final Order with respect to the Arrangement from the Ontario Superior Court of Justice (Commercial List) on June 22, 2022. The Effective Date of the Arrangement was August 11, 2022.
As part of the Arrangement but for greater certainty, prior to giving effect to the Consolidation: (i) all outstanding Reunion Warrants were deemed to be simultaneously amended to entitle each holder of Reunion Warrants to receive, upon due exercise of a Reunion Warrant, one (1) Reunion Share and 0.85983356 of a Field Trip Share; and (ii) all outstanding Reunion Options were exchanged for one Reunion Replacement Option and 0.85983356 of a Field Trip Option. To preserve the economic benefits and tax status of the Reunion Options, as part of the Arrangement, the exercise price of the Reunion Options exchanged were apportioned between the Reunion Replacement Options and the Field Trip Options, after giving effect to the Consolidation. The exercise price payable to Field Trip upon the exercise of a Reunion Warrant or a Field Trip Option will be determined in the manner set forth in “Item 9 — Disclosure of Outstanding Security Data on a Fully Diluted Basis”.
Field Trip has applied to list the Field Trip Shares on the TSXV and has received conditional listing approval on August 4, 2022. Listing of the Field Trip Shares will be subject to Field Trip fulfilling all of the listing requirements of the TSXV, of which, there can be no assurance.
Services Agreement
In connection with the Arrangement, Field Trip and Reunion entered into the Shared Services Agreement and the Preferred Services Agreement.
Under the Shared Services Agreement, the parties have agreed to a cost-sharing arrangement that permits Reunion to continue to leverage certain assets and operational staff of Field Trip, including information technology infrastructure, administration and reporting systems, human resources, marketing, IT and financial staff. Additionally, Field Trip or Reunion, as applicable, may continue to operate such systems on behalf of the other company and/or may hold contracts for services or facilities for the benefit of such other company in trust pending their assignment or renegotiation. The term of the Shared Services Agreement is the earlier of: (i) twelve (12) months; and (ii) the date on which no party requires any services thereunder, provided that where a party hold contracts for services or facilities for the benefit of such other company in trust pending their

7
50,055,011 Field Trip Shares after giving effect to the Option Adjustment. See Selected Pro Forma Financial Information.

assignment or renegotiation the term in relation to such services shall be the date on which the applicable contract is assigned, a new contract is entered into which no longer requires a party to hold such contract in trust, or the applicable contract terminates in accordance with its terms. Costs for the services will be shared proportionally between Field Trip and Reunion. No party will be required to incur any new liabilities in connection with the services provided nor will they be required to perform such services if it becomes impracticable or violates applicable law or contractual arrangements with third parties.
Field Trip and Reunion expect to enter into a Preferred Services Agreement in the period following closing. Under the Preferred Services Agreement, Reunion would be entitled to access the assets and services of Field Trip, such as training in KAP or PAP, surveys or advice from key opinion leaders and subject matter experts on Field Trip’s advisory board or employed by Field Trip, data gathering services (such as survey or polls of clients and clinicians), assistance in identifying candidates for clinical trials, access to de-identified data related to patient outcomes and such other services as are necessary or desirable. It is anticipated that services under the Preferred Services Agreement will be documented in one or more statements of work. The term of the Preferred Services Agreement is expected to be five (5) years and the parties would cooperate in the orderly wind-down of any services in progress at the end of the term. Fees for any services will be based on the fair-market value for such services to be agreed upon in the applicable statement of work. There will be no obligation on any party to enter into a statement of work.
In addition to customary confidentiality and non-solicitation provisions, both the Shared Services Agreement and the Preferred Services Agreement:
•
will require that any fee payable, plus applicable taxes, be billed on a monthly basis and payment to be made within thirty (30) days of such invoice. Interest will accrue at a rate of 8% per annum for any late payments;

•
will be subject to earlier termination in the event of a material breach which remains uncured for thirty (30) days following notice of such breach or an act of bankruptcy or insolvency; and

•
will require that each party indemnify the other party for any losses arising out of or resulting from any third-party claim, suit, action, or proceeding resulting from or arising out of (i) any breach of a party’s obligations under the applicable agreement, (ii) infringement of intellectual property rights of any third party; or (iii) negligence or willful misconduct, provided that, no party’s liability will exceed the aggregate amounts paid or payable to such party in the one-year period preceding the event giving rise to the claim.

Item 6:   Financings
The Concurrent Financing consisted of the non-brokered private placement Share Offering and the “commercially reasonable efforts” brokered private placement Subscription Receipt Offering. All Field Trip securities issued in the Concurrent Financing were issued at a price per security of $0.50 (the “Offering Price”) and on a prospectus exempt basis pursuant to National Instrument 45-106 — Prospectus Exemptions . The net proceeds raised from the Concurrent Financing are expected be used as described under the heading “Principal Purpose” below.
The Share Offering was completed on August 11, 2022. Under the Share Offering, Field Trip issued a total of 35,559,220 Field Trip Shares at the Offering Price, for aggregate gross proceeds of $17,779,610. The subscribers in the Share Offering consisted of Reunion, who subscribed for 19,615,000 Field Trip Shares, and Oasis, who subscribed for 15,944,220 Field Trip Shares. In addition, Field Trip entered into the Investor Rights Agreements, the principal terms of which are described in “Item 15 — Principal Securityholders”. No commissions or finder’s fees were payable in connection with the Share Offering.
The Subscription Receipt Offering was completed on June 29, 2022. Under the Subscription Receipt Offering Field Trip issued a total of 4,200,000 Subscription Receipts at the Offering Price, for aggregate gross proceeds of $2,100,000. The Subscription Receipt Offering was completed pursuant to the Agency Agreement, which contained representations, warranties, covenants and termination provisions that are customary for an offering of this nature. Pursuant to the Agency Agreement, the Agents will receive a cash commission (the “Agents’ Fee”) equal to 6% of the gross proceeds raised in the Subscription Receipt Offering. Field Trip was also required to pay all the reasonable fees of counsel, all reasonable out-of-pocket-expenses and all applicable disbursements and tax related to the Subscription Receipt Offering, up to a maximum of $125,000, exclusive of taxes and disbursements (collectively, the “Agents’ Expenses”). The total amounts payable by Field Trip to the Agents in connection with the Subscription Receipt Offering are: (i) $126,000 representing the Agents’ Fee; (ii) $148,864 representing the Agents’ Expenses; and (iii) any other Agents’ Expenses incurred between the closing date of the Subscription Receipt Offering and the Escrow Release Date.
Pursuant to the terms and conditions of the Subscription Receipt Agreement, each Subscription Receipt will be automatically converted into one Field Trip Share upon satisfaction of the Escrow Release Conditions. The gross proceeds of the Subscription Receipt Offering, less 50% of the Agents’ Fee and all of the Agents’ Expenses up to the closing of the Subscription Receipt Offering (the “Escrowed Proceeds”), were delivered to and are being held by the Subscription Receipt Agent in an interest-bearing account (the Escrowed Proceeds, together with all interest and income earned thereon, are referred to herein as the “Escrowed Funds”), pending the satisfaction or waiver (to the extent such waiver is permitted) of the Escrow Release Conditions in accordance with the provisions of the Subscription Receipt Agreement. The balance of the Agents’ Fee any other Agents’ Expenses incurred between the closing date of the Subscription Receipt Offering and the Escrow Release Date will be released from escrow to the Agents and the balance of the Escrowed Funds will be released from escrow to Field Trip upon satisfaction of the following conditions (the “Escrow Release Conditions”):
(a)
the completion, satisfaction or waiver, as the case may be, of all conditions precedent required to complete the Reorganization, pursuant to, and in accordance with, the Arrangement Agreement and the Plan of Arrangement;

(b)
the receipt of all required shareholder, third party (as applicable) and regulatory approvals required to complete the Reorganization, including, the Concurrent Financing and Listing Approval; and

(c)
the completion, satisfaction or waiver, as the case may be, of all conditions precedent required in connection with the Share Offering.

If: the Escrow Release Conditions are not satisfied at or before 4:30 p.m. (Toronto time) on August 31, 2022 (as such deadline may be extended in accordance with the terms of the Subscription Receipt Agreement) or, if prior to such time, Reunion or Field Trip publicly announces that it does not intend to satisfy any one or more of the Escrow Release Conditions (in any case, a termination event, and the date upon which such event occurs), the Subscription Receipts will be null and void and of no further effect, and the Subscription Receipt Agent will return to each holder of Subscription Receipts an amount equal to the aggregate subscription price of the Subscription Receipts held by such holder plus a pro rata portion of any interest and other income earned on the Escrowed Funds, less applicable withholding taxes, if any. Reunion and Field Trip will be jointly and severally responsible and liable to the holders of Subscription Receipts for any shortfall between the aggregate Subscription Price and the Escrowed Funds.
Available Funds & Principal Purposes
The aggregate net proceeds raised in the Concurrent Financing are equal to $19,879,610, representing the gross proceeds of the Concurrent Financing less $2,639,500 in transaction costs, the Agents’ Fee and Agents’ Expenses. The following table sets forth the funds anticipated to be available to Field Trip on a consolidated basis, after giving effect to the Concurrent Financing, including the satisfaction of the Escrow Release Conditions:
Sources	Funds
Negative working capital as at March 31, 2022(1)	$(2,192,104)
Field Trip Health Ltd. Contributions	$2,192,014
Field Health Ltd. Contributions – Additional(5)	$2,099,861
Estimated Net Proceeds of the Concurrent Financing(2)	$15,140,010
Estimated funds of Field Trip upon satisfaction of the Escrow Release Conditions	$2,100,000
Revenues for the trailing 12 months(3)	$4,860,129
Promissory note(4)	$2,500,000
Estimated funds of the Resulting Issuer upon completion of the listing	$26,700,000

Notes:
(1)
Being the Carve-Out Field Trip working capital prior to adjustments, as set out in the pro forma consolidated financial statements of Field Trip attached hereto as Schedule D.

(2)
Less a total of $2,639,500, representing $2,364,636 of legal, accounting and consulting fees, the Agents’ Fee of $126,000 and the Agents’ Expenses of $148,864

(3)
Being the Carve-out Field Trip Patient services revenue, as set out in the pro forma consolidated financial statements of Field Trip attached hereto as Schedule D.

(4)
Field Trip has entered into (i) a term sheet with the Bank that, if funded, will make available $3 million at closing of the transaction and (ii) an interest-free, revolving promissory note in favour of the five founders of up to $2.5 million. The founder group promissory note will be cancelled upon finalization of the loan agreements with the Bank. See below for further details.

(5)
Field Trip Health Ltd. will continue to provide additional contributions until the closing date of the transaction.

The aggregate net proceeds of the Concurrent Financing are expected to be sufficient to fund the anticipated expenditures of Field Trip required to achieve its business objectives during the 12-months following Listing:
Principal Purpose	Estimated Amount
General and Administration	$11,100,000
Occupancy costs	$3,800,000
Sales and Marketing	$2,000,000
Patient Services	$8,800,000
Total Spend	$25,700,000
Unallocated Funds	$1,000,000
Total:	$26,700,000
Bank Credit Facility
On July 21, 2022, Field Trip entered into a term sheet with a U.S.-based, tech-focused commercial bank (the “Bank”). Subject to negotiation of definitive documentation, Field Trip has negotiated a credit facility of up to $6.6 million dollars (the “Facility”). Subject to certain covenants, the Facility may be drawn down in two tranches, being $3 million at closing and $3.6 million beginning in the fiscal quarter ending September 30, 2023 if certain performance targets are achieved.
The Facility bears interest at the higher of Canadian Prime plus 2.30% or 6.00%, and the final payment under the Facility shall be 5.00% of the funded amount, due upon the earlier of maturity or termination of the Facility. The Facility shall be interest-only through September 30, 2023, which interest-only period may be automatically extended to February 29, 2024 on achievement of the aforementioned milestones. In all cases the Facility shall amortize in 18 equal payments of principal plus interest following the interest-only period.
Upon closing and subject to approval of the TSXV and compliance with its policies, Field Trip shall grant the Bank a warrant to purchase Field Trip Shares equal to 2.0% of the amount of the Facility divided by the lower of the trailing 10-day average share price prior to closing and the share price on the day immediately prior to closing.
Closing of the Facility is subject to customary conditions including completion of satisfactory due diligence by the Bank and the negotiation of definitive loan documentation. No assurances are given as to the ultimate terms or timing of funding, or whether the Facility is completed at all.
Founder Group Credit Note
On July 25, 2022, Field Trip made a revolving promissory note (the “Founder Credit Note”) in favour of the five founders of Field Trip Health Ltd. or companies owned or controlled by them (the “Founder Group”). Under the Founder Credit Note, the Founder Group has made a credit facility of up to $2.5 million available to Field Trip to fund working capital. The Founder Credit Note may be drawn down at Field Trip’s discretion subject to certain conditions being met and only after 6 months have elapsed from the listing of the Field Trip Shares on the TSXV. The Founder Credit Note bears no interest and will be available to Field Trip until the earlier of (i) Field Trip entering into a third-party credit facility with the Bank or another creditor, or (ii) one year from the listing of the Field Trip Shares on the TSXV.
Business Objectives
Field Trip expects to continue operating Clinics offering PAT, offering digital tool through Field Trip Digital and conducting botanical research through FTNP. Field Trip further expects to continue refining and developing its operations with a view to increasing patient flow and treatment offerings, improving patient experience and efficiency within its operations.
In addition to client-facing marketing, Field Trip is focusing on professional referrals through a reallocation of existing staffing and marketing efforts to focus on professional education services and programs that complement traditional treatment and/or that may qualify for insurance reimbursement. Additionally, Field Trip continues to develop treatment protocols with a view to expanding its offering to include conditions such as substance use disorders, postpartum depression, couples and marital therapy to diversify its client base.
As announced in May 2022, Field Trip At Home is acting as a distributor for ketamine at home services offered through its partner, Nue Life. This offering further expands Field Trip’s client base to include persons unable to attend its Health Centres and reduces barriers for persons who are unable to afford in-clinic treatments. Field Trip expects to continue to invest in creating awareness for this program and to evolve and/or expand the offering in partnership with Nue Life to make it a unique and differentiated treatment option.
Although Field Trip has not budgeted any material revenues from its digital offerings, it continues to develop them as these tools will play an increasing role in the Field Trip ecosystem, both as a marketing tool and as a means to build community and brand awareness around the Field Trip offering.
Item 7:   Dividends and Other Distributions
Field Trip has not paid dividends since its incorporation nor will it prior to Listing. Field Trip currently intends to retain all available funds, if any, for use in its business and does not anticipate paying any dividends for the foreseeable future. Field Trip is not aware of any restrictions that could prevent it from paying dividends. See “Item 21 — Risk Factors”.
Item 8:   Management’s Discussion and Analysis
The Carve-Out Management Discussion and Analysis of Field Trip (referred to as SpinCo therein) for the years ended March 31, 2022 and March 31, 2021 is included in this Listing Application as Schedule C.
Item 9:   Disclosure of Outstanding Security Data on Fully Diluted Basis
Field Trip is seeking to list the Field Trip Shares on the TSXV. The authorized capital of Field Trip consists of an unlimited number of common shares. As of the date of this Listing Application, it is anticipated that on Listing there will be: (i) 89,794,5288 Field Trip Shares outstanding (including, for greater certainty, the conversion of the 4,366,745 Subscription Receipts issued in the Subscription Receipt Offering into the same number of Field Trip Shares upon satisfaction of the Escrow Release Conditions); (ii) 4,323,666 Field Trip Shares reserved for issuance on exercise of Field Trip Options; and (iii) 348,905 Field Trip Shares for issuance under the FTNP SPA; and (iv) 200,000 Field Trip Shares reserved for issuance in connection with options anticipated to be granted to Field Trip’s independent directors shortly following listing, (v) 174,450 Field Trip Shares reserved for issuance in connection with options issuable on certain milestones under employment, personal services or service agreements, and (vi) 1,039,751 Field Trip Shares reserved for issuance in connection with outstanding broker and advisory warrants. See “Item 6 — Financing” and “Item 9 — Disclosure of Outstanding Security Data on a Fully Diluted Basis”.
The Field Trip Board has adopted the Field Trip Incentive Plan, which was also approved by shareholders of Field Trip Health Ltd. at the special meeting of shareholders that occurred on June 27, 2022. It is anticipated that the Board of Directors of Field Trip shall adopt the plan immediately prior to listing of its common

8
89,814,231 Field Trip Shares after giving effect to the Option Adjustment. See Selected Pro Forma Financial Information.

shares on the TSXV. The purpose of the Field Trip Incentive Plan is to allow Field Trip to grant options to directors, officers, employees and consultants, as additional compensation, and as an opportunity to participate in the success of Field Trip. The granting of such options is intended to align the interests of such persons with that of the shareholders. Other than Field Trip Options issued under the Arrangement, no stock options have been granted under the Field Trip Incentive Plan or otherwise since incorporation. As the date hereof, there is no current market for the Field Trip Shares. As such, the market value of the Field Trip Shares underlying the Field Trip Options has not been determined.
Option Treatment
Pursuant the Arrangement, each Reunion Option to acquire one (1) Pre-Arrangement Share outstanding immediately prior to the Arrangement were deemed to be surrendered and transferred by the holder to Reunion (free and clear of any encumbrances) and exchanged for cancellation for the sole consideration of, one (1) Reunion Replacement Option to acquire one (1) Reunion Share having an exercise price (rounded up to the nearest cent) equal to the exercise price of the Reunion Option so exchanged immediately before the exchange of such Field Trip Option multiplied by the proportion which the two day volume-weighted average trading price of a Reunion Share on the TSX on the first two trading days upon which the Reunion Shares trade on the TSX following the Effective Date is of the aggregate of the two day volume-weighted average trading price of a Reunion Share and Field Trip Share on the TSX or TSXV, as applicable, on the first two trading days upon which the Reunion Share and Field Trip Share trade on the TSX or TSXV, as applicable, following the Effective Date; and 0.85983356 of a Field Trip Option, with each whole Field Trip Option entitling the holder thereof to acquire one (1) Field Trip Share having an exercise price (rounded up to the nearest cent) equal to the exercise price of the Field Trip Option so exchanged immediately before the exchange of such Reunion Option multiplied by the proportion which the two day volume-weighted average trading price of a Field Trip Share on the TSXV on the first two trading days upon which the Field Trip Shares trade on the TSXV following the Effective Date is of the aggregate of the two day volume-weighted average trading price of a Reunion Share and Field Trip Share on the TSX or TSXV, as applicable, on the first two trading days upon which the Reunion Shares and SpinCo Shares trade on the TSX or TSXV, as applicable following the Effective Date, provided that, for greater certainty:
(a)
the exercise prices for such Reunion Replacement Option and Field Trip Option shall be adjusted to the extent required to ensure that (A) neither the aggregate In-the-Money Amount nor the aggregate Option Spread of the Reunion Replacement Option and 0.85983356 of the Field Trip Option immediately after the exchange exceeds the In-the-Money-Amount and Option Spread of the Reunion Option so exchanged immediately before the exchange of such Reunion Option and (B) solely in the case of holders who are U.S. taxpayers, the ratio of the exercise price to the Fair Market Value of the Reunion Share or Field Trip Share, as applicable, is not more favorable to the holder than the ratio of the exercise price to the Fair Market Value of a Reunion Share immediately prior to the Effective Time;

(b)
no Reunion Replacement Option or Field Trip Option will be exercisable until after the date that is after five trading days following the date the Reunion Shares appear on the TSX’s publicly disseminated trading list; and

(c)
Reunion Replacement Options (and, any new options of Reunion granted thereafter) will continue to be governed by Reunion’s incentive plan, and Field Trip Options shall be governed by the Field Trip Incentive Plan.

It is intended that subsection 7(1.4) of the Tax Act apply to the exchange of Reunion Options and that, in the case of a holder subject to U.S. federal income taxation, such exchange also satisfy the relevant requirements of Section 409A or 424 of the U.S. Internal Revenue Code of 1986, as amended, and corresponding U.S. Treasury Regulations. Therefore, in the event that the aggregate In-the-Money Amount in respect of a Reunion Replacement Option and 0.85983356 of a Field Trip Option immediately after the exchange exceeds the Reunion Option In-the-Money Amount in respect of the Reunion Option so exchanged immediately before the exchange, the exercise price of the Reunion Replacement Option and/or the Field Trip Option will be adjusted accordingly with effect at and from the Effective Time to ensure that the aggregate of the Reunion Replacement Option In-the-Money Amount and the Field Trip In-the-Money Amount does not exceed the In-the-Money Amount in respect of the Reunion Option.

Warrant Treatment
As part of the Plan of Arrangement, each Reunion Warrant was deemed to be amended such that it entitles the holder thereof to receive, upon the exercise thereof following the Effective Time, one Reunion Share and 0.85983356 of a Field Trip Share for the original exercise price, provided that such exercise price shall be further adjusted to give effect to the Consolidation. The treatment of the Reunion Warrants in connection with the Arrangement is being effected in accordance with the certificates representing the Reunion Warrants. No fractional shares shall be issued on the exercise of Reunion Warrants and any fractional amount shall be rounded down to the nearest whole share.
Pursuant to the Arrangement Agreement, the aggregate exercise price received on the exercise of a Reunion Warrant (which, for certainty, will be adjusted for the Consolidation as described above and rounded up to the nearest whole cent) will be apportioned to each of Reunion and Field Trip pursuant to the following formulas:
Field Trip’s Portion of Exercise Price (for each whole Field Trip Share Issued):
Reunion’s Portion of Exercise Price (for each whole Reunion Share Issued; Post-Consolidation)
Aggregate Exercise Price of Pre-Arrangement Reunion Warrant — Field Trip’s Portion of Exercise Price

Notes:
(1)
“FMV of SpinCo Share” means the two day volume weighted average trading price of the SpinCo Shares for the first two days of trading on the TSXV following closing of the Arrangement.

(2)
“FMV of Reunion Share” means the two day volume weighted average trading price of the Reunion Shares for the first two days of trading on the TSX following closing of the Arrangement.

See “Listing of Securities” for details of Field Trip Options are issued and outstanding under the Field Trip Incentive Plan and Field Trip Shares are issuable upon the exercise of the Reunion Warrants as of the date of this Listing Application.
Item 10:   Description of Securities to be Listed
Field Trip is authorized to issue an unlimited number of Field Trip Shares. The holders of Field Trip Shares are entitled to one vote per share at all meetings of shareholders. The Field Trip Shares are also entitled to dividends, if and when declared by the Board, and to the distribution of the residual assets of Field Trip in the event of the liquidation, dissolution or winding-up of Field Trip. Field Trip Shares are not subject to any future call or assessment and do not have any pre-emptive, conversion or redemption rights. The Field Trip Shares have no restrictions on transfer other than as described under the heading “Item 14 — Escrowed Securities and Securities Subject to Restriction on Transfer”.
An application has been made to the TSXV for the listing of the Field Trip Shares on the TSXV under the symbol “FTHW”. It is anticipated that Field Trip will meet the TSXV requirements and be listed as Tier 2 issuer under TSXV policies. There can be no assurances as to if, or when, the Field Trip Shares will be listed or traded on the TSXV, or any other stock exchange. As at the date of the Listing Application, there is no market through which the Field Trip Shares may be sold and shareholders may not be able to resell the Field Trip Shares. This may affect the pricing of the Field Trip Shares in the secondary market, the transparency and availability of trading prices, the liquidity of the Field Trip Shares, and the extent of issuer regulation.
Item 11:   Consolidated Capitalization
Field Trip has not completed a financial year. There have not been any material changes in the share and loan capital of Field Trip since the date of incorporation other than the securities distributed and issuable in connection with the Arrangement and the securities issued in the Concurrent Financing as described in this Listing Application. See “Item 9 — Disclosure of Outstanding Security Data on Fully-Diluted Basis” which sets forth the anticipated consolidated capitalization upon Listing.

Item 12:   Equity Incentive Plan
The Board has adopted the Field Trip Incentive Plan, which was approved and adopted by the Reunion Shareholders (who, upon completion of the Arrangement, became Field Trip Shareholders) at the Meeting, at which the Arrangement was approved. The Field Trip Incentive Plan was established to attract and retain employees, consultants, officers or directors to Field Trip and to motivate them to advance the interests of Field Trip by affording them with the opportunity to acquire an equity interest in Field Trip. The Field Trip Incentive Plan is a “rolling up to 10% and fixed up to 10%” Security Based Compensation Plan, as defined in Policy 4.4 — Security Based Compensation of the TSXV. The following information is intended as a brief description of the Field Trip Incentive Plan and is qualified in its entirety by the full text of the Field Trip Incentive Plan attached as Schedule G to this Listing Application.
Administration of the Field Trip Incentive Plan
The Field Trip Incentive Plan will be administered by the Field Trip Board, which shall have full authority to administer the Field Trip Incentive Plan, including the authority to: (i) grant Awards to Eligible Participants (as defined below); (ii) determine the exercise price, performance period, performance vesting conditions, vesting schedule, term, limitations, intended tax treatment, restrictions and conditions applicable to Awards; (iii) interpret, administer and construe the Field Trip Incentive Plan; (iv) subject to the rules of the TSXV, waive or amend any vesting conditions (including performance vesting conditions) or vesting schedule; (v) establish, amend and rescind any rules and regulations relating to the Field Trip Incentive Plan; and (vi) make any other determinations that the Field Trip Board deems necessary or desirable for the administration of the Field Trip Incentive Plan; subject to compliance with regulatory and stock exchange requirements.
The Field Trip Board may correct any defect or supply any omission or reconcile any inconsistency in the Field Trip Incentive Plan, in the manner and to the extent the Field Trip Board deems, in its discretion, necessary or desirable. All actions taken and all interpretations and determinations made by the Field Trip Board in good faith shall be final and conclusive and shall be binding on each director, officer, employee and consultant of Field Trip or its affiliates that holds an Award (collectively, the “Participants”) and Field Trip.
All of the powers exercisable under the Field Trip Incentive Plan by the Field Trip Board may, to the extent permitted by applicable law, be exercised by a committee of the Field Trip Board comprised of not fewer than three directors of Field Trip who shall satisfy such additional securities law and exchange-rule requirements as may be determined by the Field Trip Board from time to time.
Eligibility
Any director, officer, employee or consultant of Field Trip or any of its affiliates (collectively, “Eligible Participants”) is eligible to participate in the Field Trip Incentive Plan. The extent to which any Eligible Participant is entitled to receive a grant of an Award pursuant to the Field Trip Incentive Plan will be determined in the sole and absolute discretion of the Field Trip Board. Notwithstanding the foregoing, directors of Field Trip shall not be eligible to receive PSUs, and Persons conducting Investor Relations Activities, as defined in Policy 1.1 of the rules and policies of the TSXV, shall not be eligible to receive Share Units.
Field Trip Shares Subject to the Field Trip Incentive Plan
The Field Trip Incentive Plan is a “rolling up to 10% and fixed up to 10%” Security Based Compensation Plan, as defined in Policy 4.4 — Security Based Compensation of the TSXV. The Field Trip Incentive Plan is: (a) a “rolling” plan pursuant to which the number of Field Trip Shares that are issuable pursuant to the exercise of Field Trip Options granted thereunder shall not exceed 10% of the issued Field Trip Shares as at the date of any Field Trip Option grant; and (b) a “fixed” plan under which the number of Field Trip Shares that are issuable pursuant to all Awards other than Field Trip Options granted thereunder, in aggregate, is a maximum of 10% of the issued Field Trip Shares as at the effective date of implementation of the Field Trip Incentive Plan, which shall be the first date, if any, on which the Field Trip Shares commence trading on the TSXV. In addition to the foregoing limits, the Field Trip Incentive Plan provides that no more than 8,000,000 Field Trip Shares shall be issuable pursuant to Incentive Field Trip Stock Options.

Field Trip Shares covered by Awards which have been settled will be available for subsequent grant under the Field Trip Incentive Plan, and the number of Field Trip Options that may be granted under the Field Trip Incentive Plan increases if the total number of issued and outstanding Field Trip Shares increases. As such, the Field Trip Incentive Plan must be approved by the majority of Field Trip’s Board and Field Trip Shareholders annually following its adoption pursuant to the requirements of the TSXV.
Limits on Issuance
The aggregate number of Field Trip Shares: (a) issued to Consultants (as defined in the Field Trip Incentive Plan) within any one-year period, under all of Field Trip’s security based compensation arrangements may not exceed 2% of Field Trip’s total issued and outstanding Field Trip Shares as at the time of grant; (b) issued to any one individual within any one-year period, under all of Field Trip’s security based compensation arrangements may not exceed 5% of Field Trip’s total issued and outstanding Field Trip Shares, as at the time of grant, unless disinterested shareholder approval has been obtained; (c) issued to Persons employed to provide investor relations services within any one-year period, under all of Field Trip’s security based compensation arrangements, may not exceed 2% of Field Trip’s total issued and outstanding Field Trip Shares as at the time of grant; (d) issuable to Insiders (as defined in the Field Trip Incentive Plan) at any time under all of Field Trip’s security based compensation arrangements may not exceed 10% of Field Trip’s total issued and outstanding Field Trip Shares, as at the time of grant, unless disinterested shareholder approval has been obtained; and (e) issued to Insiders within any one-year period, under all of Field Trip’s security based compensation arrangements may not exceed 10% of Field Trip’s total issued and outstanding Field Trip Shares, unless disinterested shareholder approval has been obtained.
Additional Limitations
In addition to the foregoing, the Plan is subject to the following additional restrictions: (i) all Awards are non-assignable and non-transferable; (ii) the maximum aggregate number of Field Trip Shares that are issuable pursuant to all Awards granted or issued to Insiders (as a group) shall not exceed 10% of the Issued Shares at any point in time (unless Field Trip has obtained the requisite disinterested Shareholder approval pursuant to section 5.3 of Policy 4.4); (iii) the maximum aggregate number of Field Trip Shares that are issuable pursuant to all Awards granted or issued in any 12 month period to Insiders (as a group) shall not exceed 10% of the Field Trip Shares, calculated as at the date any Award is granted or issued to any Insider (unless the Corporation has obtained the requisite disinterested Shareholder approval pursuant to section 5.3 of Policy 4.4); (iv) the maximum aggregate number of Field Trip Shares that are issuable pursuant to all Awards granted or issued in any 12 month period to any one Person (and where permitted under Policy 4.4, any Companies that are wholly owned by that Person) shall not exceed 5% of the Issued Shares, calculated as at the date any Award is granted or issued to the Person (unless the Corporation has obtained the requisite disinterested shareholder approval pursuant to section 5.3 of Policy 4.4); (v) the maximum aggregate number of Field Trip Shares that are issuable pursuant to all Awards granted or issued in any 12 month period to any one Consultant shall not exceed 2% of the Field Trip Shares, calculated as at the date any Award is granted or issued to the Consultant; and (vi) Persons conducting Investor Relations Activities may not receive any Award other than Options.
Types of Awards
The Field Trip Incentive Plan provides for the grant of Field Trip Options and Share Units. All of the Awards described below are subject to the conditions, limitations, restrictions, exercise price, vesting, settlement and forfeiture provisions determined by the Field Trip Board, in its sole discretion, subject to such limitations provided in the Field Trip Incentive Plan, and will generally be evidenced by an Award Agreement (as defined in the Field Trip Incentive Plan). In addition, subject to the limitations provided in the Field Trip Incentive Plan and in accordance with applicable law, the Field Trip Board may accelerate or defer the vesting of Awards, modify outstanding Awards, and waive any condition imposed with respect to Awards or Field Trip Shares issued pursuant to Awards.
Stock Options
A Field Trip Option entitles a holder thereof to purchase a prescribed number of Field Trip Shares from treasury at an exercise price set at the time of the grant. The Field Trip Board will establish the exercise price at the time each Field Trip Option is granted, which exercise price must in all cases not be less than the Discounted Market Price, as defined in Policy 1.1 of the rules and policies of the TSXV. If Field Trip does not issue a news release to announce the grant and the exercise price of a Field Trip Option, the Discounted Market Price is the last closing price of the Field Trip Shares before the date of grant of the Field Trip Option less the applicable discount.
Subject to the provisions set forth in the Field Trip Incentive Plan and any shareholder or regulatory approval which may be required, the Field Trip Board shall, from time to time, in its sole discretion, (i) designate the Eligible Participants who may receive Field Trip Options under the Field Trip Incentive Plan, (ii) fix the number of Field Trip Options, if any, to be granted to each Eligible Participant and the date or dates on which such Field Trip Options shall be granted, and (iii) determine the relevant vesting provisions (including performance criteria, if applicable) and the option term, which shall not be more than ten years from the date the Field Trip Option is granted.
Field Trip Options issued to any Person retained to provide Investor Relations Activities must vest in stages over a period of not less than 12 months such that: (a) no more than 1∕4 of the Field Trip Options vest no sooner than three months after the Field Trip Options were granted; (b) no more than another 1∕4 of the Field Trip Options vest no sooner than six months after the Field Trip Options were granted; (c) no more than another 1∕4 of the Field Trip Options vest no sooner than nine months after the Field Trip Options were granted; and (d) no more than another 1∕4 of the Field Trip Options vest no sooner than 12 months after the Field Trip Options were granted.
Subject to the approval of the Field Trip Board, and if permitted by applicable law and TSXV policies, a Participant may exercise any Field Trip Option(s) by delivering a notice in a form satisfactory to Field Trip, electing to exercise such Field Trip Option(s) by means of:
(a)
a cashless exercise (a “Cashless Exercise”) mechanism, whereby Field Trip has an arrangement with a brokerage firm pursuant to which the brokerage firm:

(i)
agrees to loan money to a Participant to purchase the Field Trip Shares underlying the Field Trip Options to be exercised by the Participant;

(ii)
then sells a sufficient number of Field Trip Shares to cover the exercise price of the Field Trip Options in order to repay the loan made to the Participant; and

(iii)
receives an equivalent number of Field Trip Shares from the exercise of the Field Trip Options and the Participant receives the balance of Field Trip Shares pursuant to such exercise, or the cash proceeds from the sale of the balance of such Field Trip Shares (or in such other portion of Field Trip Shares and cash as the broker and Participant may otherwise agree); or

(b)
a net exercise (a “Net Exercise”) mechanism, whereby Field Trip Options, excluding Field Trip Options held by any Person conducting Investor Relations Activities, are exercised without the Participant making any cash payment so Field Trip does not receive any cash from the exercise of the subject Field Trip Options, and instead the Participant receives only the number of underlying Field Trip Shares that is equal to the quotient obtained by dividing:

(i)
the product of the number of Field Trip Options being exercised multiplied by the difference between the volume-weighted average trading price of the underlying Field Trip Shares and the exercise price of the subject Field Trip Options; by

(ii)
the volume-weighted average trading price of the underlying Field Trip Shares; or

(c)
any combination of the foregoing.

Field Trip may at any time or from time to time grant Field Trip Options which do not permit all of the foregoing forms of consideration to be used in payment of the exercise price or which otherwise restrict one or more forms of consideration.
Share Units
A “Share Unit” is an Award in the nature of a bonus for services rendered in the year of grant, that, upon settlement, entitles the recipient to receive a Field Trip Share subject to such restrictions and conditions on vesting as the Field Trip Board may determine at the time of grant. Restrictions and conditions on vesting of the Share Units, may, without limitation, be based on the passage of time during continued employment or other service relationship (typically in respect of an RSU) the achievement of specified performance criteria (typically in respect of a PSU), or both. The Field Trip Board shall, from time to time, in its sole discretion, (i) designate the Eligible Participants who may receive Share Units under the Field Trip Incentive Plan, (ii) fix the number of Share Units, if any, to be granted to each Eligible Participant and the date or dates on which such Share Units shall be granted, (iii) determine the relevant conditions, vesting provisions (including the applicable performance period and performance criteria, if any) and the period between the date of grant of such Share Units and the latest vesting date in respect of any portion of such Share Units of such Share Units, and (iv) any other terms and conditions applicable to the granted Share Units. Notwithstanding the foregoing, no Share Units issued to a Participant may vest before the date that is one year following the date they are granted.
Subject to the vesting and other conditions and provisions in the Field Trip Incentive Plan and in the applicable Award Agreement, each Share Unit entitles the holder thereof to receive, on settlement, the number of Field Trip Shares that is equal to the number of vested Share Units held by the Eligible Participant as at the vesting date (rounded down to the nearest whole number), as fully paid and non-assessable Field Trip Shares (net of Field Trip Shares withheld to satisfy any applicable withholding taxes).
Dividend Equivalents
When regular dividends (other than stock dividends) are paid on Field Trip Shares, additional Share Units (“Dividend Share Units”) shall be credited to a Participant’s Share Unit Account (as defined in the Field Trip Incentive Plan) as of the dividend payment date. The number of Dividend Share Units to be credited to the Participant’s Share Unit Account shall be determined by multiplying the aggregate number of Share Units held by the Participant on the relevant record date by the amount of the dividend paid by Field Trip on each Field Trip Share, and dividing the result by the Fair Market Value (as defined in the Field Trip Incentive Plan) on the dividend payment date, which Dividend Share Units shall be in the form of either RSUs or PSUs, as applicable. Dividend Share Units credited to a Participant’s Share Unit Account will be subject to the same vesting and settlement conditions applicable to the related RSUs or PSUs. Field Trip shall be permitted to settle any Dividend Share Units issued under the Field Trip Incentive Plan in cash, and any cash payments made to a Participant in respect of Dividend Share Units shall be calculated by multiplying the number of Dividend Share Units to be redeemed for cash by the Fair Market Value per Field Trip Share as at the settlement date.
Incentive Field Trip Stock Options
Field Trip Options granted under the Field Trip Incentive Plan to U.S. taxpayers may be qualified as “incentive stock options” under Section 422 of the Code (“Incentive Field Trip Stock Options”). Each Incentive Field Trip Stock Option shall be designated in the Award Agreement as either an Incentive Field Trip Stock Option or a Non-Qualified Stock Option, as defined in the Field Trip Incentive Plan. Field Trip shall not be liable to any Participant or to any other Person if it is determined that a Field Trip Option intended to be an Incentive Field Trip Stock Option does not qualify as an Incentive Field Trip Stock Option. No Incentive Field Trip Stock Option shall be granted more than 10 years from the date the Field Trip Incentive Plan is adopted or the date the Field Trip Incentive Plan is approved by shareholders, whichever is earlier, and no Incentive Field Trip Stock Options granted under the Field Trip Incentive Plan may be exercised until the Field Trip Incentive Plan is approved by Field Trip Shareholders, and if such approval is not obtained within 12 months after the date of the Field Trip Board’s adoption of the Field Trip Incentive Plan, all Incentive Field Trip Stock Options previously granted shall terminate for no consideration and shall cease to be outstanding, and, further, the Field Trip Board shall obtain shareholder approval within 12 months before or after any material amendment to the Field Trip Incentive Plan.
Black-out Periods
If a Field Trip Option expires during a routine or special trading blackout period imposed by Field Trip to restrict trades in Field Trip’s securities, then, subject to certain exceptions, the Field Trip Option may be extended for a period no later than ten business days after the expiration of the blackout period (the “Blackout

Extension Date”). Notwithstanding the foregoing, the Blackout Extension Date shall be available (a) only when the routine or special trading blackout period is self-imposed by Field Trip, and (b) applies to all Participants, under the same terms and conditions. For greater certainty, the Field Trip Board does not have discretion to extend the Blackout Extension Date beyond ten business days after the expiration of the blackout period.
Expiry Date of Awards
While the Field Trip Incentive Plan does not stipulate a specific term for Awards granted thereunder, (a) the expiry date of a Field Trip Option may not be more than 10 years from its date of grant, and (b) the settlement date of a Share Unit may not be later than December 31 of the third year from its date of grant, except, in each case, where an expiry date would have fallen within a blackout period of Field Trip. All Awards must vest and settle in accordance with the provisions of the Field Trip Incentive Plan and any applicable Award Agreement, which Award Agreement may include an expiry date for a specific Award.
Cash Settlement for Share Units
In the event that the limits and restrictions set forth in the Plan prevent Field Trip from satisfying its obligations under any RSUs, PSUs or Dividend Share Units, or Field Trip elects, in its sole and absolute discretion, Field Trip shall be permitted to settle any RSUs, PSUs or Dividend Share Units issued under this Plan in cash. Any cash payments made to a Participant in respect of Dividend Share Units shall be calculated by multiplying the number of RSUs, PSUs or Dividend Share Units to be redeemed for cash by the Fair Market Value per Field Trip Share as at the settlement date.
Termination of Employment or Services
Field Trip Options
Field Trip Options that are not vested as of the Participant’s Termination Date for any reason shall automatically terminate on the Termination Date. Where “Termination Date” means: (i) in respect of a Participant who is a director or consultant of Field Trip or its affiliates, the date the Participant ceases to be a director or consultant for any reason, as applicable; and (ii) in respect of a Participant who is an employee or officer of Field Trip or its affiliates, the Participant’s last day of active employment with his or her employer (other than in connection with the Participant’s transfer of employment to an affiliate of his or her employer); in each case, regardless of whether the Participant’s employment or engagement with Field Trip or any of its affiliates is terminated with or without cause, with or without notice, lawfully or unlawfully, and does not include any period of statutory, contractual, common law, civil law or other notice of termination of employment or engagement or any period of salary continuance, severance or deemed employment or other periods of time in respect of which damages are paid or payable to the Participant in respect of the termination of employment or engagement, whether pursuant to an employment agreement, service agreement or other agreement or at law.
In the event a Participant ceases to be an employee, officer, director or consultant of Field Trip or any of its affiliates other than as a result of a termination for cause or the Participant’s death, then unless otherwise provided in the applicable resolution authorizing the grant of such Field Trip Options, the Participant may, within 90 days after the Participant’s Termination Date, or such shorter period as is remaining in the term of the Field Trip Options, exercise the Participant’s vested Field Trip Options in accordance with the Field Trip Incentive Plan. At the end of such 90-day period or such shorter period as is remaining in the term of the Field Trip Options, the unexercised Field Trip Options shall automatically terminate, be forfeited for no consideration and be of no further force or effect.
In the event a Participant ceases to be an employee, officer, director or consultant of Field Trip or any of its affiliates as a result of the Participant’s death, then unless otherwise provided in the applicable resolution authorizing the grant of such Field Trip Options, the legal representative of the Participant’s estate may, within one year after the Participant’s Termination Date, or such shorter period as is remaining in the term of the Field Trip Options, exercise the Participant’s vested Field Trip Options in accordance with the Field Trip Incentive Plan. At the end of such one-year period or such shorter period as is remaining in the term of the

Field Trip Options, the unexercised Field Trip Options shall automatically terminate, be forfeited for no consideration and be of no further force or effect.
In the event a Participant ceases to be an employee, officer, director or consultant of Field Trip or any of its affiliates as a result of being terminated for cause, all Field Trip Options that are held by such Participant, whether vested or unvested, shall automatically terminate on the Termination Date.
Share Units
Share Units that are not vested as of the Participant’s Termination Date for any reason, other than by reason of death or disability, shall automatically terminate on the Termination Date.
In the event a Participant ceases to be an employee, officer, director or consultant of Field Trip or any of its affiliates other than as a result of a termination for cause, then any vested Share Units in the Participant’s Share Unit Account on the Termination Date shall be settled as soon as practicable following the Termination Date, and within 12-months of the Termination Date in accordance with the Field Trip Incentive Plan.
In the event a Participant ceases to be an employee, officer, director or consultant of Field Trip or any of its affiliates as a result of being terminated for cause, all Share Units that are held by such Participant, whether vested or unvested, shall automatically terminate on the Termination Date.
In the event a Participant ceases to be an employee, director or consultant of Field Trip as a result of death or disability, Share Units that are not vested as of the Participant’s Termination Date shall be deemed to vest on the Termination Date and must be settled within 12 months of such the Participant’s Termination Date: (i) in the case of RSUs, in the proportion that the time a Participant was an employee, officer, director or consultant during the particular vesting period, as provided in the applicable agreement, is of the entire time of the particular vesting period, as provided in the applicable agreement; and, (ii) in the case of PSUs, in the same proportion that performance vesting conditions in respect of a particular performance period have been achieved by the employee or consultant, as the case may be, is of all of the performance vesting conditions in respect of a particular performance period, as provided in the applicable agreement.
In the event a Participant ceases to be an employee, director or consultant of Field Trip as a result of death and unless otherwise provided in the applicable grant resolution, the legal representative of the Participant’s estate may, within one year after the Participant’s Termination Date make a claim for any vested Share Units. At the end of such one-year period, any claim to such vested Share Units shall automatically terminate, be forfeited for no consideration and be of no further force or effect and, except as may be required to comply with the minimum requirements of applicable employment standards legislation, no amount shall be payable to the Participant’s estate in respect thereof as compensation, damages or otherwise.
Incentive Field Trip Stock Options
In the event a Participant ceases to be an employee, officer, director or consultant of Field Trip or any of its affiliates other than by reason of death, all Incentive Field Trip Stock Options that are held by such Participant shall be eligible for treatment as such only if exercised (i) no later than 12 months following such termination if due to Disability, as defined under Section 22(e)(3) of the Code, or (ii) no later than three months following such termination if due to any other reason.
U.S. taxpayers that are holders of Incentive Field Trip Stock Options agree to notify Field Trip in writing promptly after the U.S. taxpayer disposes of any Field Trip Shares acquired pursuant to the exercise of such Field Trip Options if the disposition occurs on or before the later of (a) the second anniversary of the grant date and (b) the first anniversary of the exercise of the Field Trip Option (or the first anniversary of the date of vesting of such Field Trip Option-acquired Field Trip Shares, if initially subject to a substantial risk of forfeiture), such notification to include the date and terms of the disposition and such other information as Field Trip may reasonably require. The following shall be prohibited with respect to an Incentive Field Trip Stock Option absent disclosure of potential U.S. federal income tax consequences to the Participant affected thereby: (i) Net Exercise (pursuant to “Stock Options” above); (ii) exercise while unvested; and (iii) modification of an outstanding Incentive Field Trip Stock Option in such a manner as would provide an additional benefit to the holder, including a reduction of the exercise price or extension of the Field Trip Option expiration date.

Change of Control
Under the Field Trip Incentive Plan, in the event of a potential Change in Control (as defined below), except as otherwise provided in the applicable resolution granting an Award, the Field Trip Board shall provide for the treatment of each outstanding Award as it determines in its sole discretion, which treatment need not be uniform for all Participants and/or Awards and which may include, without limitation, one or more of the following:
(a)
(i)   continuation of such Awards, or

(ii)   conversion of such Awards into, or substitution or replacement of such Awards with, an award with respect to shares of the successor corporation (or a parent or subsidiary thereof) with substantially equivalent terms and value as such Awards (which value as of immediately following such Change in Control shall not exceed the intrinsic value of any such Field Trip Option as of immediately prior to such Change in Control), effected in accordance with Sections 409A and 424 of the U.S. Internal Revenue Code of 1986 to the extent applicable; and/or
(b)
acceleration of the vesting and the right to exercise such Field Trip Option or settle such Share Unit as of immediately, or during a specified period, prior to such Change in Control, and the termination of such Field Trip Option to the extent such Field Trip Option is not timely exercised. If the Change in Control is not completed within the time specified therein (as the same may be extended), the Awards which vest pursuant to the Field Trip Incentive Plan shall be returned by Field Trip to the Participant and, if exercised or settled, as applicable, the Field Trip Shares issued on such exercise or settlement shall be reinstated as authorized but unissued Field Trip Shares and the original terms applicable to such Awards shall be reinstated.

For purposes of the application of the Change in Control provisions to any outstanding Award, if such Award is subject to performance criteria (including any performance vesting conditions), the level of attainment of such criteria shall be determined by the Field Trip Board in its sole discretion, including, without limitation, by deeming such criteria attained at the applicable target or maximum level regardless of actual performance, or measuring the attainment of such criteria based on actual performance through such Change in Control or a specified date prior thereto.
Under the Field Trip Incentive Plan, a “Change in Control” includes, unless the Field Trip Board determines otherwise, the happening of any of the following events:
(a)
a direct or indirect sale or disposition, in any single transaction or series of related transactions, of all or substantially all of the consolidated assets of Field Trip and its subsidiaries to an arm’s length third party purchaser;

(b)
a sale resulting in no less than a majority of the Field Trip Shares (or other voting securities of Field Trip) on a fully diluted basis being held by an arm’s length third party purchaser, its affiliates and any other person acting jointly or in concert with such third party purchaser; provided that, prior to such sale, such persons did not hold, in the aggregate, a majority of the Field Trip Shares (or other voting securities of Field Trip) on a fully diluted basis;

(c)
a merger, consolidation, recapitalization or reorganization of Field Trip with or into an arm’s length third party purchaser that results in the inability of the holders of Field Trip Shares immediately prior to the merger, consolidation, recapitalization or reorganization to designate or elect a majority of the board of directors (or its equivalent) of the resulting entity or its parent company; or

(d)
any additional event that the Field Trip Board reasonably determines is a Change in Control.

Notwithstanding the foregoing, to the extent necessary to comply with Section 409A of the U.S. Internal Revenue Code of 1986 with respect to the payment of deferred compensation to any U.S. taxpayer, Change in Control shall be limited to a change in control event as defined in Treasury Regulations Section 1.409A-3(i)(5) prescribed pursuant to Section 409A of the U.S. Internal Revenue Code of 1986;

Non-Transferability of Awards
Each Award granted under the Field Trip Incentive Plan is not assignable or transferable by the holder of such Award, whether voluntarily or by operation of law, except by will or by the laws of succession of the domicile of a deceased holder of such Award; provided, that an Incentive Field Trip Stock Option shall not be transferable by a Participant otherwise than by will or the laws of descent and distribution, and may be exercised during the Participant’s lifetime only by the Participant. No Award granted under the Field Trip Incentive Plan shall be pledged, hypothecated, charged, transferred, assigned or otherwise encumbered or disposed of on pain of nullity.
Amendments to the Field Trip Incentive Plan
The Field Trip Board may amend or suspend any provision of the Field Trip Incentive Plan or any Award or Award Agreement, or terminate the Field Trip Incentive Plan, at any time without approval of shareholders, subject to those provisions of applicable law and the rules, regulations and policies of the TSXV, if any, that require the approval of shareholders or any governmental or regulatory body regardless of whether any such amendment or suspension is material, fundamental or otherwise, and notwithstanding any rule of common law or equity to the contrary. However, except as expressly set forth the Field Trip Incentive Plan, or as required pursuant to applicable law or the rules and policies of the TSXV, no action of the Field Trip Board or security holders may materially adversely alter or impair the rights of a Participant under any Award previously granted to the Participant without the consent of the affected Participant.
The Field Trip Board may, from time to time, in its absolute discretion and without approval of the Field Trip Shareholders, make the following amendments to the Field Trip Incentive Plan:
(a)
amendments of a “housekeeping” or administrative nature, including any amendment for the purpose of curing any ambiguity, error or omission in the Field Trip Incentive Plan or any Award or to correct or supplement any provision of the Field Trip Incentive Plan or any Award that is inconsistent with any other provision of the Field Trip Incentive Plan or any Award;

(b)
amendments necessary to comply with the provisions of applicable law or the rules, regulations and policies of any stock exchange on which the Field Trip Shares are listed;

(c)
amendments necessary for Awards to qualify for favourable treatment under applicable tax laws;

(d)
amendments to the vesting provisions of the Field Trip Incentive Plan or any Award;

(e)
amendments to include or modify the Cashless Exercise or Net Exercise provisions or other permitted settlements, payable in cash or Field Trip Shares;

(f)
amendments to the termination or early termination provisions of the Field Trip Incentive Plan or any Award, whether or not such Award is held by an insider, provided such amendment does not entail an extension beyond the original expiry date of a Field Trip Option; and

(g)
amendments necessary to suspend or terminate the Field Trip Incentive Plan.

Notwithstanding the above, and subject to the rules of the TSXV, the approval of Field Trip Shareholders is required to effect any of the following amendments to the Field Trip Incentive Plan:
(a)
any amendment to increase the maximum percentage of Field Trip Shares issuable under the Field Trip Incentive Plan, other than pursuant to Section 14.1 of the Field Trip Incentive Plan;

(b)
with the prior approval of the TSXV,any amendment which reduces the option price of a Field Trip Option held by a Participant (other than an Insider) or that would be treated as a “repricing” under the then-applicable rules, regulations or listing requirements adopted by any stock exchange on which the Field Trip Shares are then listed, in each case, other than pursuant to certain adjustments for corporate reorganizations as provided in the Field Trip Incentive Plan;

(c)
with the prior approval of the TSXV,any amendment extending the term of an Award held by a Participant (other than an Insider) beyond the original expiry date, except as provided in Field Trip Incentive Plan;

(d)
any amendment which deletes or reduces the range of amendments which require approval by the security holders of Field Trip;

(e)
any amendment that would permit the introduction or reintroduction of non-employee directors as eligible Participants on a discretionary basis or any amendment that increases the limits previously imposed on non-employee director participation;

(f)
any amendment which would allow for the transfer or assignment of Awards under the Field Trip Incentive Plan, other than for normal estate settlement purposes;

(g)
amendments required to be approved by security holders under applicable law or the rules, regulations and policies of any stock exchange on which the Field Trip Shares are listed; and

(h)
for any changes to the aggregate number of Field Trip Shares reserved for issuance pursuant to all Awards, other than Options, granted under the Plan, together with any other security based compensation arrangement, provided that such changes are within the limits on issuances to Persons, or groups of Persons contained in the Plan.

In addition to the matters requiring disinterested shareholder approval contained above, disinterested shareholder approval will be obtained:
(a)
for any reduction in the exercise price or extension of the term of a Field Trip Option if the Participant is an Insider at the time of the proposed amendment; and

(b)
any amendment which increases or removes the limit on the number of Field Trip Shares issuable or issued to any Participant or category of Participants under the Field Trip Incentive Plan.

Field Trip Options Outstanding
There is no current market for the Field Trip Shares. As such, the market value of the Field Trip Shares underlying the Field Trip Options has not been determined. The following table sets out the Field Trip Options exercisable to purchase one Field Trip Share per Field Trip Option as will be held by the directors and executive officers, employees, and consultants of Field Trip upon Listing:

Name	Position with Field Trip	Number of Field Trip Options	Exercise Price(1)	Expiry Date
Keith Merker	Director	0(2)	—	—
Araba Chintoh	Director	0(2)	—	—
Barry Fishman	Director	85,983	7.00	June 30, 2031
Ronan Levy	Director, CEO	51,590	8.25	February 17, 2031
		42,991	1.08	May 31, 2032
Syed A Mujeeb Jafferi	President	51,590	8.25	February 17, 2031
		42,991	1.08	May 31, 2032
Donna Wong	CFO	42,991	4.09	December 31, 2030
		21,495	1.08	May 31, 2032
Paula Amy Hewitt	VP, General Counsel, Chief Privacy Officer & Secretary	85,983	2.00	July 26, 2030
		33,437	6.05	April 30, 2031
		21,495	1.08	May 31, 2032
Amardeep Manhas	Chief Technology Officer	184,864	0.50	March 29, 2030
		21,495	1.08	May 31, 2032
Vicki Reed	Chief Marketing Officer	21,495	1.08	May 31, 2032
Michael Verbora	SVP, Medical Director	107,480	0.50	March 29, 2030
		21,495	1.08	May 31, 2032
Elizabeth Wolfson	VP, Clinical Services	61,082	6.98	October 31, 2031
		24,900	6.98	October 31, 2031
		8,598	1.33	May 31, 2032
Edgar Montalvo Diaz	VP, Clinical Operations	42,991	5.95	August 31, 2031
Chetan Lakhani	VP, Product & Digital Strategy	42,991	1.08	May 31, 2032
Onur Yildirim	Director, Field Trip Health B.V.	85,983	0.50	May 14, 2030
		17,196	7.74	July 31, 2031
Michael Coupland	VP, Occupational Health	21,495	1.33	April 30, 2032
Non-Executive Employees(1)	Various	1,436,295	0.5 – 8.25	August 12, 2022 – July 18, 2032
Consultants under Personal Services Agreements(1)	Various	795,680	0.5 – 7.74	September 28, 2022 – May 31, 2032
Technical Advisors & Advisory Board Members(1)	Advisor	992,159	0.5 – 8.25	September 30, 2022 – May 31, 2032
Notes:
(1)
The exercise prices listed in the table above reflect the exercise prices of the corresponding Reunion Options. The applicable exercise prices will be determined in the manner set forth in “Item 9 — Disclosure of Outstanding Security Data on a Fully Diluted Basis — Option Treatment”.

(2)
The board of Field Trip has approved the aggregate of 200,000 options to be issued to the two new independent directors with an exercise price equal to the greater of the 10-day post-closing VWAP or Market Price of the Field Trip Shares on the close of business on the fifth trading day following listing.

(3)
Includes vested options held by employees, contractors and consultants of Reunion under the Arrangement, which will remain available for exercise until the earlier of 12 months from the closing of the Arrangement or 90 days after any such individual ceases to be employed by Reunion.

Item 13:   Prior Sales
Field Trip issued 100 incorporation Field Trip Shares to Reunion on April 28, 2022 for consideration of $1.00. In connection with the Arrangement, such incorporation shares were repurchased for cancellation.
In connection with the Arrangement: Field Trip issued 50,035,3089 Field Trip Shares, 5,755,401 Field Trip Shares became issuable pursuant to Field Trip Options, Reunion Warrants and the FTNP SPA and, should certain milestones be met, an additional 174,450 Field Trip Options are issuable. Field Trip has also reserved 200,000 Field Trip Shares for issuance in connection with options intended to be issued to the new independent directors following closing. See “Item 5 — Description of the Business — Three Year History” and “Item 9 — Disclosure of Outstanding Security Data on a Fully Diluted Basis”
In connection with the Concurrent Financing, Field Trip issued 35,559,220 Field Trip Shares and 4,200,000 Subscription Receipts, in each case, at the Offering Price. Each Subscription Receipt is convertible into one (1) Field Trip Share on the satisfaction of the Escrow Release Conditions. See “Item 6 — Financing” and “Item 9 — Disclosure of Outstanding Security Data on a Fully Diluted Basis”.
Item 14:   Escrowed Securities and Securities Subject to Restriction on Transfer
Pursuant to the policies of the TSXV, the following Field Trip Shares are expected to be held in escrow pursuant to the Value Escrow Agreement:
Name & Residence	Number of Field Trip Shares subject to the Value Escrow Agreement	% of Field Trip Shares (Non-Diluted)(1)
Reunion Canada	19,615,000	21.84%
Notes:
(1)
Based on an anticipated 89,794,528 Field Trip Shares issued outstanding on Listing.

Field Trip Shares subject to the Value Escrow Agreement will be released as follows:
•
10% of the securities will be released on the date of the Final Exchange Bulletin;

•
15% of the securities will be released 6 months from the Final Exchange Bulletin;

•
15% of the securities will be released 12 months from the Final Exchange Bulletin;

•
15% of the securities will be released 18 months from the Final Exchange Bulletin;

•
15% of the securities will be released 24 months from the Final Exchange Bulletin;

•
15% of the securities will be released 30 months from the Final Exchange Bulletin; and

•
15% of the securities will be released 36 months from the Final Exchange Bulletin.

The Field Trip Shares subject to the Value Escrow Agreement may not be sold, assigned, transferred, redeemed, surrendered or otherwise dealt with in any manner except as provided by the Value Escrow Agreement and provided that, certain requirements of the TSXV are met, including that the new proposed transferee agrees to be bound by the terms of the Value Escrow Agreement.
Escrow & Contractual Lock-Up Agreement History
In connection with Reunion’s initial listing on the Canadian Securities Exchange, Reunion, Odyssey Trust Company and certain directors and senior officers of Reunion entered into an escrow agreement, pursuant to which certain Pre-Arrangement Shares were subject to restrictions on transfer until April 6, 2022 (“CSE Escrow”). In addition, certain directors and senior officers of Reunion who were not captured by the CSE

9
50,055,011 Field Trip Shares after giving effect to the Option Adjustment. See Selected Pro Forma Financial Information.

Escrow Requirement entered into a contractual lock-up restricting the transfer of certain Pre-Arrangement Shares, which provided for a staggered release from such transfer restrictions on the 2, 4, 8 and 10 month anniversary of the initial listing date, being October 6, 2020. Also in connection with certain previously completed private placement and brokered prospectus offerings of Reunion, certain directors and officers of Reunion entered into a contractual lock-up restricting the transfer of certain Pre-Arrangement Shares. All such contractual lock-ups have since expired in accordance with their terms.
Item 15:   Principal Securityholders
Except as described below, to the knowledge of the directors and executive officers of Field Trip, and based on existing information as of the date hereof, no person or company, upon completion of the Arrangement will, beneficially own, or control or direct, directly or indirectly, voting securities of Field Trip carrying 10.0% or more of the voting rights attached to any class of voting securities of Field Trip.
Name	Number of Field Trip Shares	% of Field Trip Shares (Non-Diluted)(1)
Oasis	17,953,803	19.99%
Reunion	19,615,000	21.84%
Notes:
(1)
Based on an anticipated 89,794,528 Field Trip Shares issued outstanding on Listing. The Option Adjustment does not impact these percentages.

Investor Rights Agreements
Upon closing of the Share Offering, Field Trip entered into Investor Rights Agreements with each of Oasis and Reunion (each a “Rights Holder”), pursuant to which, among other things, the Rights Holder will be entitled to certain director nomination and other shareholder rights. In particular, the Investor Rights Agreements provide that the Field Trip Board will be comprised of no more than (5) five directors, of which a Rights Holder has the right to nominate such number of directors proportionate to its partially diluted interest in Field Trip, provided that if the Rights Holder holds less than 10% but more than 5% of the Field Trip Shares on a partially diluted basis, it will be entitled to nominate (1) one director, and if the Rights Holder holds less than 5% of the Field Trip Shares on a partially diluted basis, it will not be entitled to nominate a director. For so long as the Rights Holder has a board nominee right in accordance with the terms of an Investor Rights Agreement, the Rights Holder will be entitled to have its nominee appointed to any committee of the Field Trip Board, subject to applicable law. Subject to customary exceptions, each Investor Rights Agreement provides that, for the earlier of: (i) two (2) years, and (ii) the date on which the Rights Holder no longer has a board nominee right in accordance with the terms of the Investor Rights Agreement, it will not, nor will any of its affiliates, agents or representatives, in any manner, effect or seek, offer or propose (whether publicly or otherwise) to effect, or cause or participate in or in any way assist any other person to effect or seek, offer or propose (whether publicly or otherwise) to effect, or cause or participate in, (i) any acquisition of any securities (or beneficial ownership thereof) or assets of Field Trip or any of its subsidiaries.
Under each Investors Rights Agreement, the Rights Holder is provided with certain pre-emptive rights, for so long as it holds 10% of the Field Trip Shares on a partially diluted basis. Pursuant to such pre-emptive right the Rights Holder may participate in securities issuances by Field Trip on a proportionate basis, subject to customary exemptions. In addition, for so long as the Rights Holder holds 10% of the Field Trip Shares on a partially diluted basis, it will be granted top-up rights to subscribe for securities of Field Trip up to its initial ownership interest in Field Trip on a partially diluted basis.
For so long as the Rights Holder holds 10% of the Field Trip Shares on a partially diluted basis, it will have certain demand and piggy-back registration rights. The demand registration rights will be exercisable no more than (2) two times each calendar year and each request for a demand distribution must result in gross proceeds of at least $5 million. The piggy-back and demand registration rights will be subject to customary conditions and limitations, and Field Trip will be entitled to defer a demand registration in certain circumstances for a period not exceeding 90 days. Expenses in respect of a piggy-back registration will be borne by Field Trip, except that any underwriting fee on the sale of Field Trip Shares by the Rights Holder and the fees of its external legal counsel will be borne by the Rights Holder. Expenses in respect of a demand registration will be borne by Field Trip and the Rights Holder on a proportionate basis according to the number of Field Trip Shares distributed by each.
Item 16:   Directors and Executive Officers
Name, Occupation and Security Holding of Directors and Officers
The following table provides the names, province or state and country of residence, position, and principal occupations of each director and executive officer of Field Trip, as well as the number and percentage of Field Trip Shares beneficially owned, directly or indirectly, or which control or direction is expected to be exercised, by each such person immediately following the completion of the Arrangement. It is expected that the term of each director listed below will conclude at the end of the Field Trip’s next annual meeting of shareholders, subject to reappointment by the shareholders of Field Trip at such meeting. The information as to residence, principal occupation, and beneficial ownership of Field Trip Shares not being within the knowledge of Field Trip, has been furnished by the respective directors and executive officers individually.
Name, Province or State, and Country of Residence and Position(s)	Principal Occupation During Past Five Years	Number of Field Trip Shares(1)	Percentage of Field Trip Shares(2)
Ronan Levy(3) Ontario, Canada Chief Executive Officer, Director & Chairman	Executive Chairman of Reunion Chief Strategy Officer of Trait Biosciences Inc. SVP Business & Corporate Affairs, of Aurora Cannabis Inc. Chief Corporate Officer & General Counsel of CanvasRx Holdings Inc. Principal, TDF Debt Advisory Law Professional Corporation President of Toronto Gold	3,024,057	3.4%
Alexander Shoghi Texas, U.S. Director	Portfolio Manager at Oasis Management Company Ltd.	Nil(13)	Nil(13)
Donna Wong(4) Ontario, Canada Chief Financial Officer	Chief Financial Officer of Reunion Managing Director of On Point Advisors Inc. Senior Manager, Financial Reporting of Fairfax Africa VP, Finance of ViXS Systems Inc.	6,614	<0.1%
Mujeeb Jafferi(5)(12) Ontario, Canada President	Chief Operating Officer of Reunion President of Just Energy Solar Vice President, Sales Strategy & Transformation, of Just Energy Corp. Partner at Lightwing Partners;	3,114,817	3.5%
Paula Amy Hewitt(6) Ontario, Canada Vice President, General Counsel & Chief Privacy Officer	Vice President, General Counsel and Corporate Secretary to Reunion Senior Vice President, General Counsel, Chief Compliance Officer & Chief Privacy Officer at Raymond James Ltd. Senior Vice President, Chief Compliance Officer (Canada) at Macquarie Group Vice President, Legal & Compliance at Dundee Securities Ltd.	3,135	<0.1%
Amardeep Manhas(7) Ontario, Canada Chief Technology Officer	Chief Technology Officer of Reunion Vice President Solar Operations, Crius Energy Management LLC Senior Partner, Business Operations, SunEdison LLC Vice President of Operations, LightWing Inc.	47,768	<0.1%
Vicki Reed(8) New York, U.S. Chief Marketing Officer	Chief Growth Officer of Reunion Principal Owner of VII Consulting Consultant at formsense	Nil	Nil

Name, Province or State, and Country of Residence and Position(s)	Principal Occupation During Past Five Years	Number of Field Trip Shares(1)	Percentage of Field Trip Shares(2)
Dr. Michael Verbora(9) Ontario, Canada Senior Vice President & Medical Director
Chief Medical Officer of Aleafia Health
Medical Director of Reunion
Assistant Professor of Medicine at McMaster University
Treasurer & District Delegate, Section on General & Family Practice at Ontario Medical Association
Medical Director & Lead Physician at Canabo Medical Clinic
		Nil	Nil
Dr. Araba Chintoh(12) Ontario, Canada Director
Professor at Department of Psychiatry, Temerty Faculty of Medicine (University of Toronto)
Clinician Scientist at Campbell Family Mental Health Research Institute (Centre for Addiction and Mental Health)
		Nil	Nil
Keith Merker(11) Ontario, Canada Director	Entrepreneur Former CEO, CFO and Director of WeedMD Inc.	Nil	Nil
Barry Fishman(10) Ontario, Canada Director	Director of Reunion Chief Executive Officer of VIVO Cannabis Inc. Chief Executive Officer of Merus Labs	128,975	<0.1%
Elizabeth Wolfson, PhD(14) California, U.S. Vice President, Clinical Services at Field Trip Health USA
Vice President, Clinical Services, Field Trip Health Ltd.
Chair, Master’s in Clinical Psychology, Antioch University Santa Barbara, California
Private Practice Psychotherapist, Santa Barbara California
		Nil	Nil
Edgar Montalvo Diaz(15) Ontario, Canada Vice President, Clinical Operations at Field Trip Health Canada	Vice President, Clinical Operations at Field Trip Health Canada Head of Telehealth at Canadian Cannabis Clinics. Sales Director (Multinational position) at Shenzhen Runch Industrial Corporation	Nil	Nil
Chet Lakhani(16) Ontario, Canada Vice President, Digital Strategy & Product at Field Trip Digital	VP, Digital Strategy & Product at Field Trip Health Director, Digital Strategy at Rangle Founder & CEO at Mentr	Nil	Nil
Onur Yildirim(17) Gelderland, Netherlands General Manager & Director, Field Trip Health B.V.
General Manager & Director, Field Trip Health B.V.
COO of Cecil Alliance Foundation
Medical Science Liaison of Novartis, Netherlands
Clinical Scientist of Janssen Pharmaceutica, Belgium
PhD student/ University teacher at Radboud University, Netherlands
		Nil	Nil
Michael Coupland(18) Salt Spring Island, BC Vice President, Occupational Health, Field Trip Health Canada	Vice President, Occupational Health, Field Trip Health Canada Michael Coupland Registered Psychologist (Private Practice) IMCS Group Inc. Network Medical Director, January 2009 to April 2021	Nil	Nil
Notes:
(1)
Based on the number of Field Trip Shares beneficially owned, directly or indirectly, or which control or direction is expected to be exercised, by each such person immediately following the completion of the Arrangement.

(2)
On a non-diluted basis and based on an anticipated 89,814,231 Field Trip Shares issued and outstanding immediately prior to the Listing.

(3)
As a result of the Arrangement, Mr. Levy holds an aggregate of 94,581 Field Trip Options.

(4)
As a result of the Arrangement, Ms. Wong holds an aggregate of 64,486 Field Trip Options.

(5)
As a result of the Arrangement, Mr. Jafferi holds an aggregate of 94,581 Field Trip Options.

(6)
As a result of the Arrangement, Ms. Hewitt holds an aggregate of 140,915 Field Trip Options.

(7)
As a result of the Arrangement, Mr. Manhas holds an aggregate of 206,359 Field Trip Options.

(8)
As a result of the Arrangement, Ms. Reed holds an aggregate of 21,495 Field Trip Options.

(9)
As a result of the Arrangement, Dr. Verbora holds an aggregate of 128,975 Field Trip Options.

(10)
As a result of the Arrangement, Mr. Fishman holds an aggregate of 85,983 Field Trip Options.

(11)
Chair of the Audit Committee

(12)
Member of the Audit Committee

(13)
Excludes the Field Trip Shares held by Oasis, which are separately described under “Item 15 — Principal Securityholders”.

(14)
As a result of the Arrangement, Dr. Wolfson holds an aggregate of 94,580 Field Trip Options.

(15)
As a result of the Arrangement, Mr. Montalvo Diaz holds an aggregate of 42,991 Field Trip Options.

(16)
As a result of the Arrangement, Mr. Lakhani holds an aggregate of 42,991 Field Trip Options.

(17)
As a result of the Arrangement, Mr. Yildirim holds an aggregate of 103,179 Field Trip Options.

(18)
As a result of the Arrangement, Mr. Coupland holds an aggregate of 21,495 Field Trip Options.

Biographies of Directors and Officers
The principal occupations of each of the directors and executive officers of Field Trip within the past five years are disclosed in the table above and further details are included below.
Ronan Levy, Chief Executive Officer, Director & Chairman
Mr. Levy is an entrepreneur and is a co-founder and Executive Chairman of Reunion. He is also a partner at Grassfed Ventures, a venture capital and advisory firm focused on the cannabis and biotech industries, and a member of the board of directors of Trait Biosciences Inc., a leading biotech company in the hemp and cannabis industries. Prior to his current roles, Mr. Levy co-founded Canadian Cannabis Clinics and CanvasRx Inc., which was acquired by Aurora in 2016, after which he served as Senior Vice President, Business and Corporate Affairs, for Aurora. A lawyer by training, Mr. Levy started his career as a corporate lawyer at Blake, Cassels and Graydon LLP and as legal counsel at CTVglobemedia Inc. (now Bell Media Inc.). Mr. Levy earned a Juris Doctor in June 2004 and a Bachelor of Commerce degree in June 2001, both from the University of Toronto.
Alexander Shoghi, Director
Mr. Shoghi is a Portfolio Manager at Oasis Management, a private investment management firm headquartered in Hong Kong. Mr. Shoghi joined Oasis in 2005, first based in Hong Kong, and subsequently relocating to the U.S. as the founder and manager of Oasis Capital in Austin, Texas in early 2012. From 2004 to 2005, Mr. Shoghi worked at Lehman Brothers in New York City. Mr. Shoghi holds a Bachelor of Science of Business Administration in Finance and International Business degree from Georgetown University.
Donna Wong, Chief Financial Officer
Ms. Wong is a financial growth expert with over 20 years of experience within private start-ups and public multinational organizations, primarily in the technology sector. She has a proven track record in establishing the necessary corporate infrastructure to scale through change management, IT, and cross-functional collaboration among multi-location businesses. Prior to her current role, as VP, Finance of ViXS Systems and Chief Financial Officer of Reunion, Ms. Wong guided the company from pre-revenue to $100 million in revenues and eventual listing on the TSX. Ms. Wong is a CPA, CA, CMA and earned a Master of Accounting in 1992 and Honours Bachelor of Arts degrees in 1990, both from the University of Waterloo.
Mujeeb Jafferi, President
Mr. Jafferi is an experienced management executive and a founder of Reunion. Prior to joining Reunion, Mr. Jafferi spent over a decade in the retail and renewable energy sectors in a variety of leadership roles. Between 2016 and 2019, Mr. Jafferi served as the Vice President of Sales Operations and Strategy at Just Energy Inc. (TSX: JE) and the President of Just Energy Solar. In 2015, Mr. Jafferi served as a Partner at a renewable energy technology startup, LightWing Partners, leading its business development efforts across the U.S. market. LightWing Partners was subsequently acquired by SunEdison. Between 2009 and 2015, Mr. Jafferi held several progressive and diverse leadership roles at Just Energy, including Director of Corporate Planning and Financial Analysis, and Assistant. Regional General Manager for U.S. Northeast Region. He holds a BA in Information Technology, conferred in 2004, from York University and a Global Professional Master of Laws, conferred in 2014, from University of Toronto.

Paula Amy Hewitt, Vice President, General Counsel & Chief Privacy Officer
Ms. Hewitt brings 19 years of broad legal experience gained through a career in private practice and in executive roles within Canadian and Multinational financial services companies. Between 2009 and 2019, Ms. Hewitt held various executive positions with investment dealer companies, including Vice President, Legal & Compliance, Head of Legal, Chief Compliance Officer, Chief Anti-Money Laundering Officer, Chief Privacy Officer and General Counsel. Prior to 2009, Ms. Hewitt worked as an associate lawyer at Bay Street law firms, practicing securities and mining law. Ms. Hewitt sits on the board of directors of Caldwell Investment Management, a portfolio manager and investment fund manager. Paula has served on the Ontario District Council of Investment Industry Regulatory Organization of Canada and on the Canadian Advisory Board of the International Association of Privacy Professionals (“IAPP”). In addition to earning a Juris Doctor from Osgoode Hall Law School, Paula earned a BA in Psychology from McGill University, a Graduate Certificate in Risk Management from the University of Toronto and the CIPP/C, CIPM and CIPT designations from the IAPP. Ms. Hewitt was named among the Top 200 Global Psychedelic Lawyers and Policy & Regulatory Experts for 2021-2022
Amardeep Manhas, Chief Technology Officer
Mr. Manhas is a seasoned business technology and operations executive with over 15 years of diverse experience in both public and startup companies. In 2014, Mr. Manhas joined cleantech startup LightWing Inc. as VP Operations, where he oversaw the buildout of the operational organization and a proprietary technology platform for consumers and affiliate partners. LightWing was fully acquired by SunEdison LLC in 2015, and Mr. Manhas stayed on with SunEdison to oversee business operations and technology for its residential partner division. In 2016, Mr. Manhas joined Crius Energy as VP Operations, where he built a back-office technology and support organization to scale multi-channel growth for the solar business. Prior to 2014, Mr. Manhas worked at Just Energy Group Inc. in a variety of operational and technology leadership roles. Mr. Manhas holds a Bachelor of Applied Science in Engineering Physics, conferred in 2004, from Queen’s University.
Vicki Reed, Chief Marketing Officer
Originally hailing from Eugene, Oregon and the University of Oregon — Ms. Reed started her marketing career at another homegrown Oregon entity, Nike. Her career trajectory spanned sports and fitness to fashion to technology-based fitness and beyond with companies such as Tommy Hilfiger, LVMH, Peloton, and eventually her own consulting company working on a variety of successful start-up and early-stage companies. During these years, Ms. Reed also returned to school to pursue her personal interests and earned a master’s degree in Clinical Psychology at Teacher’s College Columbia in 2018 and then entered a post-graduate licensure program for Psychoanalysis. Vicki is on track to be a licensed psychotherapist in 2023. Most recently, Vicki joined Reunion as Chief Growth Officer, positioning her at the intersection of both her personal and professional development.
Dr. Michael Verbora, Senior Vice President & Medical Director
Dr. Verbora is an internationally recognized expert on medical cannabis, having spoken to the European Union parliament and other leading institutions. Dr. Verbora earned an MBA from the University of Windsor’s Odette School of Business in 2009 and an M.D. from Schulich School of Medicine at Western University in 2013, before entering a Family Practice residency at the University of Toronto. A member of the Canadian Consortium for the Investigation of Cannabinoids, Doctors for Responsible Access and the Canadian Pain Society, he has completed over 4,000 cannabinoid therapy consultations, and has presented many talks in community and hospital settings while serving as student health physician at Seneca College and Medical Director, Canabo Medical Clinic. Dr. Verbora also recently joined the McMaster University School of Medicine as an Assistant Professor.
Dr. Araba Chintoh, Director
Dr. Araba Chintoh is an Assistant Professor in the Department of Psychiatry, in the Temerty Faculty of Medicine at the University of Toronto. She is a Clinician Scientist at the Campbell Family Mental Health Research Institute at the Centre for Addiction and Mental Health. She provides care for patients in crisis in the

Gerald Scheff and Shanitha Kahan Emergency Department — Canada’s sole, stand-alone, psychiatric emergency department. She has over 20 years’ experience as a scientist with skills ranging from the laboratory bench to the bedside. Her clinical work is focused on patients with complex, severe and persistent mental illness. Dr. Chintoh consults with international sports federations on matters of player welfare and is a passionate advocate for fluency in mental health, addictions and psychological safety in the sporting and work environments.
Keith Merker, Director
Mr. Merker is an established entrepreneur and executive who has a track record of building and advising successful businesses as the founder of Riptide Advisory. As a pioneer in the cannabis industry, he developed WeedMD Inc., one of the first licensed companies in Canada from concept in 2014 to public company, where he served as CFO and director, and eventually CEO until 2020. Prior to this, Mr. Merker spent more than 15 years in investment banking, advisory and entrepreneurial leadership roles. Mr. Merker earned his BSc in Biology from the University of British Columbia in 1998 and received his Chartered Financial Analyst designation in 2007.
Barry Fishman, Director
Barry Fishman has almost 25 years of experience as an entrepreneurial business leader, most recently as CEO of VIVO Cannabis Inc. (TSX:VIVO). Prior to joining VIVO, Mr. Fishman served as CEO of international specialty pharmaceutical company Merus Labs (TSX:MSL, NASDAQ:MSLI), through its 2017 acquisition by Norgine M.V. He also previously served as CEO of Teva Canada, a major affiliate of the world’s largest generic drug-maker and began his pharmaceutical career at Eli Lilly Canada, where he served as Vice President of Marketing. Mr. Fishman has also recently served as an independent director on a number of high-profile boards, including Aurora Cannabis Inc. (NYSE, TSX: ACB) and Canopy Growth Corporation (TSX:WEED, NASDAQ:CGC). Mr. Fishman graduated from McGill University with a concentration in finance and went on to become a CPA while working for Deloitte in Southern California.
Elizabeth Wolfson, PhD., LCSW, Vice President, Clinical Services at Field Trip Health USA (Santa Barbara, California)
Elizabeth Wolfson, PhD, LCSW has over two decades of a career in leadership positions within mental health and human service organizations and in academia, as Chair and faculty where she was teaching, researching and overseeing Master’s Level Psychology programs. Her current position is Vice President of Clinical Services within a public company (Field Trip Health Ltd). In her academic positions she created Somatic Psychotherapy and Healthy Aging certification programs in addition to researching and publishing in these areas. She has also served as an organizational consultant, was Project Associate on two documentary films in collaboration with University of California Santa Barbara and is co-founder of two non-profit organizations. Throughout her career, Dr. Wolfson, has been in a private practice of psychotherapy spanning thirty years treating a diverse population of individuals, couples, families and groups. In addition to a Master’s (Boston University) and Doctorate (New York University) in Clinical Social Work she is certified in Psychedelic-Assisted Psychotherapy, Ketamine-Assisted Psychotherapy and Integrative Somatic Trauma Therapy.
Edgar Montalvo Diaz, Vice President, Clinical Operations at Field Trip Health Canada (Barrie, Ontario)
Dr. Diaz brings 23 years of management and clinical experience gained through a career in public, private, and executive roles within Cuban, Canadian and Multinational clinical and trading services companies. Between 2001 and 2021, Dr. Diaz held various executive positions with healthcare and trading companies, including Vice Director of an International Hospital in Havana (CUJAE), Sales Director, and Head of Telehealth. Prior to 2001, Dr. Diaz worked as a physician specializing in family medicine and general surgery in the healthcare sector in Cuba, and for 18 years incorporated skills and experience in international trading at Shenzhen Runch Industrial Corporation, a Chinese Trading company with a strong presence in Latin American and the Caribbean. Dr. Diaz helped to create and manage the Telehealth platform at Canadian Cannabis Clinics, which provides access to Medical Cannabis to thousands of patients and positioned this company as the biggest one in this field in Canada. Edgar currently serves as a VP of Clinical Operations at

Field Trip Health. In addition to earning a Doctor of Medicine Degree from the University of Havana, Edgar made a Mastery in Social Sciences from the University of Havana and Business Administration from Shenzhen University, in Guangdong, China.
Chet Lakhani, Vice President, Digital Strategy & Product at Field Trip Digital (Ajax, Ontario)
Chet Lakhani has a diverse skill set in digital technology, product management, and customer experience accrued over 20+ years working with large enterprise, creative agencies, consulting firms, and emerging startups across a variety of sectors. He recently founded a startup called Mentr that helped people upskill for their career. Mentr was a graduate of the YC Startup School and was a fellow of the DMZ Startup Incubator at Ryerson University. He also spent many years in digital consulting working independently and for reputable firms such as Rangle, MODE, and Klick Health. Chet holds an MBA from the DeGroote School of Business at McMaster University.
Onur Yildirim, General Manager & Director at Field Trip Health B.V. (Gelderland, Amsterdam)
Dr. Yildirim obtained his Clinical Psychology degree, cum laude, and continued to work as a psychologist for several years and in different institutions. While teaching psychology at Radboud University, Netherlands, he attained a PhD in Neuroscience. Since obtaining his PhD, Dr. Yildirim worked in the R&D department of Johnson & Johnson in Beerse as a Clinical Research Manager for phase I and II clinical trials, before working at Novartis as a medical science liaison. Dr. Yildirim has been a Director and General Manager of Field Trip’s Netherlands affiliate, Field Trip Health BV, since June 2020.
Michael Coupland, Vice President, Occupational Health at Field Trip Health Canada (Salt Spring Island, BC)
Michael Coupland is a Registered Psychologist. He co-founded three national Occupational Health and Disability companies in Canada and USA that have performed over 250,000 evaluations. Each company was successfully rolled up into private equity consolidations. He is the developer of the AssessAbility Functional Medicine Evaluation and Functional Psychological Evaluation systems and author of the COPE with Pain, COPE with Trauma and Supervised Withdrawal of Opioids Programs (SWOP) for chronic pain intervention and national practice leader for a national network of 1,500 psychologists and psychiatrists for the COPE and SWOP programs. He is a chapter author of the AMA 6th Ed. Guidelines companion text Guides to the Evaluation of Functional Ability and author of Psychosocial Interventions for Chronic Pain Management, The International Journal of Industrial Accident Boards and Commissions; Fall 2009. Michael has been an invited speaker at 300 occupational health and disability conferences and presentations. He was honored in 2014 with the Top 50 People in Workers’ Compensation award from the SEAK organization in the USA.
Other Reporting Issuer Experience
The following table sets out the proposed directors and officers of Field Trip who are, or have been within the last five years, directors or officers of reporting issuers other than Field Trip or Reunion:
Name of Director or Officer	Name of Reporting Issuer	Name of Trading Market	Position	Period (From/To)
Ronan Levy	Aurora Cannabis Inc.	TSX	SVP, Business & Corporate Affairs	November 2017 − June 2018
	Field Trip Health Ltd.	TSX/NASDAQ	Director, Executive Chairman	April 2019 − Present
Keith Merker	Entourage Health Corp. (formerly, WeedMD Inc.)	TSXV	CEO, CFO, Director	April, 2017 − February, 2020
	Lift & Co. Corp.	TSXV	Director	August 2017 − September 2018
Alex Shoghi	iAnthus Capital Holdings Inc	CSE	Director	June 2022 − Present
	Jakks Pacific Inc.	NASDAQ	Director	December 2015 − Present

Name of Director or Officer	Name of Reporting Issuer	Name of Trading Market	Position	Period (From/To)
Barry Fishman	Field Trip Health Ltd.	TSX/NASDAQ	Lead Director	June 2021 − Present
	Akerna Corp	NASDAQ	Chief Executive Officer	June 2021 − Present
	VIVO Cannabis Inc.	TSX	Chief Executive Officer	October 2017 − December 2020
	Merus Labs	TSX/NASDAQ	Chief Executive Officer	September 2014 − September 2017
	Aurora Cannabis Inc.	TSX/NYSE	Director	Jan 2016 − Sep 2017
	Canopy Growth Corporation	TSX/NASDAQ	Director	Jan 2014 − Jan 2016
	Advanz Pharma	NASDAQ	Director	Sep 2018 − Dec 2019
Paula Amy Hewitt	Caldwell Investment Management Ltd.(1)	TSX	Director	December 2019 − Present
	Field Trip Health Ltd.	TSX/NASDAQ	VP, General Counsel, Chief Privacy Officer & Corporate Secretary	July 2020 − Present
Donna Wong	ViXS Systems Inc.	TSX	VP, Finance	July 2013 − December 2017
	Field Trip Health Ltd.	TSX/NASDAQ	Chief Financial Officer	September 2020 − Present
Michael Verbora	Aleafia Health Inc. (formerly Canabo Medical Inc.)	TSX	Director, Chief Medical Officer	March 2018 − Present
Amardeep Manhas	Field Trip Health Ltd.	TSX/NASDAQ	Chief Technology Officer	October 2019 − Present
Vicki Reed	Field Trip Health Ltd.	TSX/NASDAQ	Chief Marketing Officer	October 2021 − Present
Notes:
(1)
Caldwell Investment Management Ltd. (“CIM”) is a private company as well as a portfolio manager and investment fund manager in the Province of Alberta, British Columbia, Manitoba, Ontario, Québec, Saskatchewan and an investment fund manager in Newfoundland and Labrador. CIM manages public mutual funds, an exchange traded fund and an investment company which trades on the Toronto Stock Exchange and, as such, directors are required to be registered with the Ontario Securities Commission and file a Personal Information Form with the Toronto Stock Exchange.

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions or Individual Bankruptcies, Penalties or Sanctions or Individual Bankruptcies
Other than as disclosed below, to the knowledge of Field Trip, no director or executive officer:
(a)
is, as at the date of this Listing Application, or has been, within ten years before the date of this Listing Application, a director, chief executive officer or chief financial officer of any company (including Field Trip) that was the subject, while the director was acting in that capacity as a director, chief executive officer or chief financial officer of such company, of a cease trade or similar order or an order that denied the relevant company access to any exemption under Securities Legislation, that was in effect for a period of more than 30 consecutive days; or

(b)
was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under Securities Legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director ceased to be a director, chief executive officer or chief financial officer but which resulted from an event that occurred while the director was acting in the capacity as director, chief executive officer or chief financial officer of such company; or is, as at the date of this Listing Application, or has been within 10 years before the date of this Listing Application, a director or executive officer of any company (including Field Trip) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or
(c)
has, within the ten years before the date of this Listing Application, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director;

None of the directors or executive officers (or any of their personal holding companies) has been subject to:
(a)
any penalties or sanctions imposed by a court relating to Securities Legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)
any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

Conflicts of Interest
Other than in respect of the Founder Credit Note as set out in “Item 6: Financings” or as set out in “Item: 21: Risk Factors — Conflicts of Interest”, to the knowledge of Field Trip, no director or officer of Field Trip has any existing or potential material conflict of interest with Field Trip. While there are common directors and executive officers of Field Trip and Reunion, Field Trip does not expect such relationships to give rise to any material conflicts of interest with Field Trip or Reunion.
Item 17:   Executive Compensation
Field Trip was incorporated on April 28, 2022 and, accordingly, has not yet completed a financial year and has not yet developed a compensation program or paid any compensation to date. Field Trip anticipates that it will adopt a compensation program that reflects its stage of development, the main elements of which are expected to be comprised of base salary, option-based awards and annual cash incentives. In connection with the completion of the Arrangement, and the separation of operations resulting therefrom, Field Trip has entered into the Shared Services Agreement and the Preferred Services Agreement.
Field Trip intends to establish a compensation committee (the “Compensation Committee”), which will administer the compensation mechanisms to be implemented by the Field Trip Board. The individuals that will be appointed to the Compensation Committee, once formed, will each have direct experience that is relevant to their responsibilities in determining executive compensation for Field Trip.
On an annual basis, the Compensation Committee will review the compensation of the Named Executive Officers to ensure that each is being compensated in accordance with the objectives of Field Trip’s compensation program, which will be to:
•
provide competitive compensation that attracts and retains talented employees;

•
align compensation with shareholder interests;

•
pay for performance;

•
support Field Trip’s vision, mission and values; and

•
be flexible to recognize the needs of Field Trip in different business environments.

Field Trip does not currently have any compensation policies or mechanisms in place. The compensation policies are anticipated to be comprised of three components; namely, base salary, equity compensation in the form of stock options, and discretionary performance-based bonuses. In addition, Named Executive Officers will be entitled to participate in a benefits program to be implemented by Field Trip. A Named Executive Officer’s base salary will be intended to remunerate the Named Executive Officer for discharging job responsibilities and will reflect the executive’s performance over time. Base salaries are used as a measure to compare to, and remain competitive with, compensation offered by competitors and as the base to determine other elements of compensation and benefits. The stock option component of a Named Executive Officer’s compensation, which may include a vesting element to ensure retention, will aim to meet the objectives of the compensation program to be implemented, by both motivating the executive towards increasing share value and enabling the executive to share in the future success of Field Trip. Discretionary performance-based bonuses will be considered from time to time to reward those who have achieved exceptional performance and meet the objectives of Field Trip’s compensation program by rewarding pay for performance. Other benefits will not form a significant part of the remuneration package of any of the Named Executive Officers of Field Trip.
The Named Executive Officers of Field Trip are expected to be Ronan Levy (Chief Executive Officer, Director, and Chairman), Donna Wong (Chief Financial Officer), and Vicki Reed (Chief Marketing Officer).
Aa Field Trip is a “venture issuer” as defined in NI 51-102 and is therefore providing the disclosure required in accordance with Form 51-102F6V — Statement of Executive Compensation — Venture Issuers.
The following table sets forth the compensation paid to Field Trip’s Named Executive Officers for the Field Trip’s fiscal years-ending March 31, 2022 and March 31, 2021 based on historical compensation, determined in a carve out basis:
Table of compensation excluding compensation securities(1)(5)
Name and position	Year	Salary, consulting fee, retainer or commission ($)	Bonus ($)	Committee or meeting fees ($)	Value of perquisites ($)	Value of all other compensation(3) ($)	Total compensation ($)
Ronan Levy(2) Chief Executive Officer Director	2022	218,500	54,150	—	—	6,058.38	278,698.38
	2021	110,255.1	28,500	—	—	4,067.90	142,823
Donna Wong Chief Financial Officer	2022	229,757.50	—	—	—	—	229,757.50
	2021	113,050.00	—	—	—	—	113,050.00
Vicki Reed Chief Marketing Officer	2022	300,864.00		—	—	—	300,864.00
	2021	—	—	—	—	—	—
Notes:
(1)
Compensation is presented on a historical, carve out basis, representing that portion of the Named Executive Officer’s professional time devoted in fiscal 2021 and 2022 to the Clinics Business.

(2)
All compensation is attributable to the person’s position as an officer of Field Trip and no compensation was received by such person in relation to their position as a director of Field Trip.

(3)
Other compensation comprises the company-paid portion of health & dental insurance, personal life insurance, and membership fees to professional associations.

(4)
Compensation for directors will be established by the Field Trip Board following closing of the Arrangement.

External management companies
None of the NEOs or directors of Field Trip have been retained or employed by an external management company which has entered into an understanding, arrangement or agreement with Field Trip to provide executive management services to Field Trip, directly or indirectly.

Stock options and other compensation securities
No compensation securities were granted to NEOs or directors by Field Trip in the fiscal year-ended March 31, 2021 for services provided or to be provided, directly or indirectly, to Field Trip. For details of options to be issued to NEOs and directors as part of the Arrangement, please refer to Item 12: Equity Incentive Plan — Field Trip Options Outstanding.
Burn Rate
Field Trip has issued no options to date. Please refer to Item 12: Equity Incentive Plan — Field Trip Options Outstanding for options being issued under the Arrangement.
Option-Based Awards
The purpose of the Field Trip Incentive Plan is to allow Field Trip to grant options to directors, officers, employees and consultants, as additional compensation, and as an opportunity to participate in the success of Field Trip. The granting of such options is intended to align the interests of such persons with that of the shareholders. The Field Trip Incentive Plan, will be used to provide stock options which will be awarded based on the recommendations of the directors of Field Trip, taking into account the level of responsibility of such person, as well as his or her past impact on or contribution to, and/or his or her ability in future to have an impact on or to contribute to the longer term operating performance of Field Trip. In determining the number of options to be granted, the Field Trip Board will take into account the number of options, if any, previously granted, and the exercise price of any outstanding options to ensure that such grants are in accordance with the policies of the TSXV and to closely align the interests of such person with the interests of shareholders. The Field Trip Board will determine the vesting provisions of all stock option grants.
Other than the Field Trip Options that the Named Executive Officers will receive on completion of the Arrangement, Field Trip has made no option-based or share-based awards to any of its Named Executive Officers.
Incentive Plan Awards
Field Trip does not have any incentive plans, pursuant to which compensation that depends on achieving certain performance goals or similar conditions within a specified period is awarded, earned, paid or payable to its Named Executive Officers.
Pension Plan Benefits
Field Trip does not have a pension plan that provides for payments or benefits to the Named Executive Officers at, following, or in connection with retirement.
Termination of Employment, Change in Responsibilities and Employment Contracts
Field Trip has no employment contracts between it and any of its Named Executive Officers. Further, it has no contract, agreement, plan or arrangement that provides for payments to a Named Executive Officer following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change of control of Field Trip or its Subsidiaries, if any, or a change in responsibilities of a Named Executive Officer following a change of control. Field Trip will consider entering into contracts with its Named Executive Officers following Listing.
As of the date of this Listing Application, Field Trip has entered into the Shared Services Agreement and the Preferred Services Agreement each of which provides for the sharing of operational staff, advisory board members and other personnel, as well as certain services. See “Item 5 — Description of the Business — Three-year History — Services Agreements”.
Defined Benefit or Actuarial Plan Disclosure
Field Trip has no defined benefit or actuarial plans.

Director Compensation
Field Trip currently has no arrangements, standard or otherwise, pursuant to which directors are compensated by Field Trip for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as a consultant or expert since its incorporation on April 28, 2022 and up to and including the date of this Listing Application.
Field Trip will adopt a compensation program for directors. The objectives of the director compensation program will be to attract, retain and inspire performance of members of the Field Trip Board of a quality and nature that will enhance Field Trip’s growth. The compensation will be intended to provide an appropriate level of remuneration considering the experience, responsibilities, time requirements and accountability of directors. The philosophy, and market comparisons and review with respect to director compensation, will be the same as for the executive compensation programs to be implemented by Field Trip.
The Field Trip Incentive Plan allows for the granting of incentive stock options to its officers, employees and directors. The purpose of granting such options would be to assist Field Trip in compensating, attracting, retaining and motivating the directors of Field Trip and to closely align the personal interests of such persons to that of the shareholders of Field Trip.
Outstanding Field Trip Options
Other than in connection with the Arrangement, no stock options have been granted by Field Trip since the date of its incorporation on April 28, 2022, none of which have been exercised. Field Trip does not have a share-based awards program. See “Item 12 — Equity Incentive Plan — Field Trip Options Outstanding” for details regarding Field Trip Options granted to directors and officers of Field Trip as a result of the Arrangement.
Item 18:   Indebtedness of Directors and Executive Officers
Since its incorporation and as of the date of the Listing Application, no director, officer or employee, or former director, officer or employee of Field Trip or its subsidiaries, or any of their associates, is indebted to Field Trip or its subsidiaries, nor have any such individuals been or are currently indebted to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement provided by Field Trip or any of its subsidiaries, for indebtedness other than “routine indebtedness”, as that term is defined by applicable securities law.
Item 19:   Audit Committees and Corporate Governance
Audit Committee Charter
The Field Trip Board has adopted an Audit Committee Charter which sets out the role and oversight responsibilities of the Audit Committee. The complete Audit Committee Charter is attached as Schedule E to this Listing Application.
Audit Committee
The Audit Committee’s primary purpose will be to assist the Field Trip Board in fulfilling its oversight responsibilities for the financial reporting process, the system of internal control over financial reporting and accounting compliance, the audit process and processes for identifying, evaluating and monitoring the management of Field Trip’s principal risks impacting financial reporting. The Audit Committee will also assist the Field Trip Board with the oversight of financial strategies and overall risk management. The Audit Committee will establish a practice of approving audit and non-audit services provided by the external auditor. The Audit Committee intends to delegate to its chairperson the authority, to be exercised between regularly scheduled meetings of the Audit Committee, to preapprove audit and non-audit services provided by the independent auditor. All such preapprovals would be reported by the chairperson at the meeting of the Audit Committee next following the pre-approval.
Composition
The Audit Committee is comprised of three directors, Dr. Araba Chintoh, Barry Fishman, and Keith Merker. Mr. Merker will serve as Chair of the Audit Committee. As defined in NI 52-110, all of the Audit

Committee members are “financially literate” and two of the members of the Audit Committee are “independent”. Mr. Fishman is not considered independent as he is an appointee of Reunion.
Relevant Education and Experience
See “Item 16 — Directors and Executive Officers” for a description of the experience of the Audit Committee members.
Audit Committee Oversight
The Audit Committee has not yet made a recommendation to nominate or compensate an external auditor.
Pre-Approval Policies and Procedures
No specific policies or procedures have been adopted with respect to the provision of non-audit services by Field Trip’s external auditor although, under the Audit Committee Charter, such services are required to be approved by the Audit Committee.
External Auditor Service Fees (By Category)
Since the incorporation of Field Trip on April 28, 2022, no fees, audit or otherwise, have been billed to Field Trip by its auditor, Ernst & Young LLP, Chartered Professional Accountants.
Exemption in Section 6.1 of NI 52-110
As Field Trip, upon Listing, will be a “venture issuer” for purposes of NI 52-110, it is relying on the exemption in Section 6.1 of NI 52-110 from the requirements of Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations).
Corporate Governance
Please refer to Schedule F of this Listing Application for the required disclosure for Field Trip under National Instrument 58-101 — Disclosure of Corporate Governance Practices.
Item 20:   Agent, Sponsor or Advisor
An exemption from the sponsorship requirements under Policy 2.2 is being sought, as Field Trip meets the requirements of the exemption set out in 3.4(a)(ii) of Policy 2.2.
Bloom Burton Securities Inc., located at 65 Front St E Suite 300, Toronto, ON M5E 1B5 and Stifel Nicolaus Canada Inc., located at 145 King Street West, Suite 300, Toronto, ON M5J 1J8 acted as the Agents in connection with the Subscription Receipt Offering.
Item 21:   Risk Factors
Any investment in the securities of Field Trip should be considered highly speculative. An investment in the securities of Field Trip should only be made by knowledgeable and sophisticated investors who are willing to risk and can afford the loss of their entire investment. Investors should carefully review and consider all other information contained in this Listing Application (including all Schedules hereto) and consult with their professional advisors, before making an investment decision.
The risks factors presented below: (a) could cause actual results to be different from expected and historical results; and (b) may not represent all of the risks related to Field Trip. Other sections of this Listing Application include additional factors that could have an effect on the business and financial performance of Field Trip. The market in which Field Trip intends to compete is very competitive and evolving rapidly. Sometimes new risks emerge and management may not be able to predict all of them, or be able to predict how they may cause actual results to be different from those referenced in any forward-looking statements contained herein. You should not rely upon any forward-looking statements contained in this Listing Application as a prediction of future results.
COVID-19 Pandemic
Field Trip’s business, operations and financial condition, and the market price of the securities of Field Trip, could be materially and adversely affected by the outbreak of epidemics or pandemics or other health crises, including the outbreak of COVID-19. To date, there have been a large number of temporary business closures, quarantines and a general reduction in consumer activity in a number of countries including Canada, Europe and Australia. The outbreak has caused companies and various international jurisdictions to impose travel, gathering and other public health restrictions. While these effects are expected to be temporary, the duration of the various disruptions to businesses locally and internationally and the related financial impact cannot be reasonably estimated at this time. Similarly, Field Trip cannot estimate whether, or to what extent, this outbreak and the potential financial impact may extend to countries outside of those currently impacted. Such public health crises can result in volatility and disruptions in global supply chains and financial markets, as well as declining trade and market sentiment and reduced mobility of people, all of which could affect commodity prices, interest rates, credit ratings, credit risk, share prices and inflation.
The risks to Field Trip of such public health crises also include risks to employee health and safety, a slowdown or temporary suspension of operations in geographic locations impacted by an outbreak, increased labour and fuel costs, regulatory changes, political or economic instabilities or civil unrest. At this point, the extent to which COVID-19 will or may impact Field Trip is uncertain and these factors are beyond Field Trip’s control; however, it is possible that COVID-19 and its related impacts may impact Field Trip’s ability to service any debt obligations it may have in the short term, and over a longer term may have a material adverse effect on Field Trip’s business, results of operations and financial condition and the market price of the securities of Field Trip.
The following factors should be considered carefully when considering risks related to Field Trip’s proposed business.
Nature of the Securities and No Assurance of any Listing
Field Trip Shares are not currently listed on any stock exchange and there is no assurance that the Field Trip Shares will be listed. Even if a listing is obtained, the holding of Field Trip Shares will involve a high degree of risk and should be undertaken only by investors whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. Field Trip Shares should not be held by persons who cannot afford the possibility of the loss of their entire investment. Furthermore, an investment in securities of Field Trip should not constitute a major portion of an investor’s portfolio.
Failure to Realize the Anticipated Benefits of the Arrangement
The Arrangement was completed with the anticipated benefits, among others, of capital markets valuing the Clinics Business separately and independently of Field Trip’s other business, resulting in additional value for Field Trip Shareholders and enabling Field Trip to focus on the growth of the Clinics Business. A variety of factors, including but not limited to the risk factors set forth in this Listing Application Statement, may adversely affect the ability of Field Trip to achieve the anticipated benefits of the Arrangement.
Limited Operating History
Field Trip was incorporated on April 28, 2022 and has a limited operating history and no operating revenues. In addition, Reunion was incorporated in April 2019 and thus the Clinics Business has a limited operating history. Field Trip is therefore subject to many of the risks common to early-stage enterprises, including under-capitalization, cash shortages, limitations with respect to personnel, financial, and other resources and lack of revenues. There is no assurance that Field Trip will be successful in achieving a return on shareholders’ investment and the likelihood of success must be considered in light of the early stage of operations.

Field Trip has a limited operating history as a public company. As a reporting issuer, Field Trip is subject to reporting requirements under applicable securities law and, upon Listing, the TSXV. Compliance with these requirements result in legal and financial compliance costs, make some activities more difficult, time consuming or costly and increase demand on existing systems and resources. Among other things, Field Trip is required to file annual, quarterly and current reports with respect to its business and results of operations and maintain effective disclosure controls and procedures and internal controls over financial reporting. In order to maintain and, if required, improve disclosure controls and procedures and internal controls over financial reporting to meet this standard, significant resources and management oversight is required. As a result, management’s attention may be diverted from other business concerns, which could harm Field Trip’s business and results of operations. Field Trip may need to hire additional employees to comply with these requirements in the future, which would increase its costs and expenses. Management of Field Trip believes that being a reporting issuer makes it more expensive to maintain director and officer liability insurance. This factor could also make it more difficult for Field Trip to retain qualified directors and executive officers. Failure or delay in compliance with reporting requirements under applicable securities law and the policies of the TSXV could adversely affect the business, financial condition, liquidity and results of operations of Field Trip and, more specifically, could result in regulatory penalties, market criticism or the imposition of cease trade orders in respect of the Field Trip Shares.
Dependence on Management
Field Trip will be very dependent upon the personal efforts and commitment of its directors and officers. If one or more of Field Trip’s proposed executive officers become unavailable for any reason, a severe disruption to the business and operations of Field Trip could result, and Field Trip may not be able to replace them readily, if at all. As Field Trip’s business activity grows, Field Trip will require additional key financial, administrative and medical personnel as well as additional operations staff. There can be no assurance that Field Trip will be successful in attracting, training and retaining qualified personnel as competition for persons with these skill sets increase. If Field Trip is not successful in attracting, training and retaining qualified personnel, the efficiency of its operations could be impaired, which could have an adverse impact on Field Trip’s future cash flows, earnings, results of operations and financial condition.
Field Trip’s Operations are Subject to Human Error
Despite efforts to attract and retain qualified personnel, as well as the retention of qualified consultants, to manage Field Trip’s interests, and even when those efforts are successful, people are fallible and human error could result in significant uninsured losses to Field Trip. These could include loss or forfeiture of assets for non-payment of fees or taxes, significant tax liabilities in connection with any tax planning effort Field Trip might undertake and legal claims for errors or mistakes by Field Trip personnel.
Concentration of Ownership of Field Trip Shares and Investor Rights
Reunion holds 21.84% and Oasis holds 19.99% of the issued and outstanding Field Trip Shares. The sales of a large number of Field Trip Shares in the public markets, or the potential for such sales, could decrease the trading price of the Field Trip Shares and could impair Field Trip’s ability to raise capital through future sales of Field Trip Shares. In particular, if Reunion or Oasis (or both) decides to liquidate all or a significant portion of its position, it could adversely affect the price of Field Trip Shares.
Due to the significant ownership interests of each of Reunion and Oasis in Field Trip as well as the rights afforded to each under the Investor Rights Agreements (see “Item 15: Principal Securityholders — Investor Rights Agreements”), including among other things, (i) director nomination rights; (ii) pre-emptive rights and the right to maintain its percentage interest in Field Trip upon certain equity issuances; and (iii) piggy-back and demand registration rights, to the extent that either Reunion or Oasis (or both) votes for or against certain matters that are submitted to Field Trip shareholders for approval, such as, significant corporate transactions or those involving a change of control, such votes may be determinative of the outcome, which may not be beneficial to the other shareholders of Field Trip. In some cases, the interests of Reunion or Oasis (or both) may not be the same as other shareholders, and conflicts may arise from time to time that may be resolved in a manner detrimental to Field Trip’s other shareholders.

Reunion’s ownership interest in Field Trip may facilitate, delay or prevent a change in control of Reunion or Field Trip and may impact the ability for Reunion to liquidate some or all of its position, as potential purchasers may not be willing to acquire Field Trip Shares subject to the foregoing risks and limitations.
Reliance on Additional Capital by Reunion and Impact of Ownership of Field Trip Shares
Reunion’s business objectives will require significant additional funds, which, for the foreseeable future, will have to be funded from cash on hand, equity financings, through collaborations with other companies or through financings from other sources. With the investment in Field Trip, it will have less cash on hand to fund these objectives. If Reunion does not succeed in raising additional funds on acceptable terms, Reunion might not be able to complete its objectives. It is possible that Reunion’s ownership interest in Field Trip, may prevent it from sourcing future financing or, sourcing future financing on favorable terms. If adequate funding is not available, Reunion may be required to delay, reduce or eliminate certain operations, obtain funds on less favourable terms than Reunion would otherwise accept, or liquidate its position in Field Trip at a loss which may correspondingly lower the market price for Field Trip Shares.
Financing Risks
Additional funding may be required to conduct future clinical programs and other business development initiatives within the Clinics Business. If Field Trip’s proposed programs are successful, additional funds may be required for such purposes. The only source of future funds presently available to Field Trip is through the sale of equity capital. There is no assurance that any such funds will be available for operations. Failure to obtain additional financing on a timely basis could cause Field Trip to reduce or terminate its proposed operations.
Conflicts of Interest
Certain directors and officers of Field Trip are, and may continue to be, involved in the health, pharmaceutical, and/or psychedelic therapy industries through their direct and indirect participation in corporations, partnerships or joint ventures which are potential competitors of Field Trip, including possibly Reunion. Situations may arise in connection with potential acquisitions in investments where the other interests of these directors and officers may conflict with the interests of Field Trip. Directors and officers of Field Trip with conflicts of interest will be subject to the procedures set out in applicable corporate and Securities Legislation, regulation, rules and policies.
The Shared Services Agreement and Preferred Services Agreement do not impose any duty on Reunion to act in the best interest of Field Trip, and Reunion is not prohibited from engaging in other business activities that may compete with those of Field Trip. Field Trip’s ownership structure involves a number of relationships that may give rise to conflicts of interest between Reunion, on the one hand and Field Trip and Field Trip Shareholders (other than Reunion), on the other hand. In certain instances, the interests of Reunion may differ from the interests of Field Trip and Field Trip Shareholders (other than Reunion), including with respect to the reinvestment of returns generated by Field Trip, future acquisitions or strategic decisions, and the appointment of outside advisors and service providers. It is possible that conflicts of interest may arise between Field Trip and Reunion, and that such conflicts may not be resolved in a manner that is in the best interests of Field Trip or Field Trip Shareholders (other than Reunion).
Under the Shared Services Agreement and Preferred Services Agreement, no party assumes any responsibility other than to provide or arrange for the provision of the services consistent with past practices and in accordance with applicable laws. No party, its affiliates and associates and each of their respective directors, officers, employees and agents are not, either directly or indirectly, liable, answerable or accountable, for any loss or damage resulting from the performance or non-performance of the applicable services, unless such loss or damage is related to a breach of the applicable agreement, a third-party infringement claim or negligence or willful misconduct. Any indemnification obligation is limited to the amounts paid by the indemnifying party in the previous twelve (12) months. Any claim or dispute arising out of the Shared Services Agreement and Preferred Services Agreement could be costly, time-consuming, would divert the attention of management and key personnel and may impact the orderly operations of Field Trip, which could adversely affect Field Trip.

No History of Earnings
Field Trip has no history of earnings or of a return on investment, and there is no assurance that the Clinics Business or any other asset or business that Field Trip may acquire or undertake will generate earnings, operate profitably or provide a return on investment in the future. Field Trip has no plans to pay dividends for some time in the future, if ever. The future dividend policy of Field Trip will be determined by the Field Trip Board.
Regulation of Healthcare Services Generally
Healthcare service providers in Canada are subject to various governmental regulation and licensing requirements and, as a result, government regulations and funding are critical to Field Trip’s business. Any change in governmental regulation, delisting of services, and licensing requirements relating to healthcare services, or their interpretation and application, could adversely affect the business, financial condition and results of operations of Field Trip. In addition, Field Trip could incur significant costs in the course of complying with any changes in the regulatory regime. Non-compliance with any existing or proposed laws or regulations could result in audits, civil or regulatory proceedings, fines, penalties, injunctions, recalls or seizures, any of which could adversely affect the reputation, operations or financial performance of Field Trip.
Risks Inherent in the Nature of Health Clinic Industry
Changes in operating costs (including costs for maintenance, insurance), inability to obtain permits required to conduct Field Trip’s business, changes in health care laws and governmental regulations, and various other factors may significantly impact the ability of Field Trip to generate revenues. Certain significant expenditures, including legal fees, borrowing costs, maintenance costs, insurance costs and related charges, must be made to operate the Clinics, regardless of whether Field Trip is generating revenue.
Potential Regulation of Truffles Containing Psilocybin under the Opium Act
Field Trip Health B.V. is seeking licensing in the category of “other care” or alternative care. In the event that the Dutch authorities take the position that therapy with truffles qualifies as “regular care”, Field Trip would then need to take steps to comply with local laws applicable to a healthcare provider, including but not limited to: (i) having a quality program in place which has been registered at the Netherlands Healthcare Institute and made public; (ii) verifying that care providers have not functioned in a way that impedes the provision of care; (iii) reporting emergencies in the provision of care and the dismissal of care providers due to underperformance to local regulatory bodies and (iv) in certain circumstances, installing a client council. In the event that the Dutch authorities take the position that truffles containing psilocybin qualify as medicinal product, either through actions by Field Trip or by third parties (such as registering truffles containing psilocybin as medicinal product), Field Trip would need to ensure that storing, selling and providing the truffles complies with local laws applicable to placing medicinal products on the market. Any changes in applicable laws and regulations could have an adverse effect on Field Trip’s business prospects in the Netherlands. Field Trip cannot predict the impact, cost or time required to comply with any change to the Dutch legal regime, which may significantly delay or impact the development of its business in the Netherlands. There is no assurance that activities of Field Trip in the Netherlands will continue to be legally permissible or viable in such an event.
Uncertainty Related to Potential Oregon Operations and Other States
As a result of Measure 109, there is a possibility that Field Trip may choose to expand its operations to the State of Oregon. While any activity in Oregon will be in compliance with laws applicable to Oregon, the decision to pursue operations in Oregon will depend on the regulatory framework established by the state government. Field Trip does not, and will not knowingly, engage in activities that are illegal in any jurisdiction where it operates. There is a possibility that operations of Field Trip that are in compliance with the laws of Oregon (or other U.S. states where similar initiatives have been announced such as Florida, California, Hawaii and Connecticut) could conflict or be in contravention of the federal laws of the U.S.. In such a circumstance, Field Trip’s existing operations in the U.S., and any future operations or investments, may become the subject of heightened scrutiny or enforcement by regulators, stock exchanges and other authorities in Canada and the U.S.. There can be no assurance that this heightened scrutiny will not in turn lead to the imposition of certain restrictions on Field Trip’s ability to operate or invest in the U.S. or any other jurisdiction. While Field Trip currently operates in compliance with applicable laws, and as such is not prohibited from sourcing and accessing public or private capital, in the event that Field Trip’s activities in such states are in violation of applicable U.S. federal laws, it may have difficulty accessing the service of banks or sourcing financing on commercially reasonable terms or at all.
Risks Related to Regulatory Changes
In Canada, psilocybin is classified as a Schedule III drug and ketamine as a Schedule I drug under the CDSA. In the U.S., psilocybin is classified as a Schedule I drug and ketamine is classified as a Schedule III drug under the CSA. All activities involving such substances by or on behalf of Field Trip are conducted in accordance with applicable federal, provincial, state and local laws. While Field Trip is focused on programs using ketamine and psychedelic inspired compounds, Field Trip does not have any direct or indirect involvement with the illegal selling, production or distribution of any substances in the jurisdictions in which it operates and does not intend to have any such involvement. However, a violation of any applicable laws in the jurisdictions in which Field Trip operates could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings initiated by either government entities in the jurisdictions in which Field Trip operates, or private citizens or criminal charges.
In the U.S., with the challenges that COVID presented in early 2020, the Ryan Haight Act (the “RHA”), an act requiring prescribers to conduct in-person assessments for patients before providing a prescription for Schedule II through to Schedule V CSA drugs, was suspended as of January 31, 2020. Since ketamine is a Schedule II drug, prior to the suspension any prescriptions for this substance would have had to be done in person. Suspending the RHA allowed for greater flexibility in assessing patients and prescribing medication. It is unknown whether or when the suspension of the RHA will end. Ending the suspension, however, could impact Field Trip’s current screening procedure and necessitate a shift back to an initial in-person assessment to adhere to lawful prescription methods. As further information becomes available, Field Trip will take appropriate steps to ensure this is adequately addressed.
Any changes in applicable laws and regulations could have an adverse effect on Field Trip’s operations. The psychedelic drug industry is a fairly new industry and Field Trip cannot predict the impact of the ever-evolving compliance regime in respect of this industry. Similarly, Field Trip cannot predict the time required to secure all appropriate regulatory approvals for future products, or the extent of testing and documentation that may, from time to time, be required by governmental authorities. One example is Ketamine At Home, a new product offering by Field Trip which expands access to psychedelic therapy. The arrangement between Field Trip and NUE Life is such that Field Trip bears no responsibility selling or reselling medical services, nor for dispensing services or drugs. However, if a regulator determined that Field Trip was involved with any of the aforementioned activities, Field Trip would not be licensed and, in order to protect Field Trip’s interests, would have to terminate the relationship with NUE Life. While this would assist in addressing the regulatory compliance issue in this case, the impact of compliance regimes, any delays in obtaining, or failure to obtain regulatory approvals may significantly delay or impact the development of markets, its business and products, and sales initiatives and could have a material adverse effect on the business, financial condition and operating results of Field Trip. Field Trip will incur ongoing costs and obligations related to regulatory compliance. Failure to comply with regulations may result in additional costs for corrective measures, penalties or result in restrictions on Field Trip’s operations. In addition, changes in regulations, more vigorous enforcement thereof or other unanticipated events could require extensive changes to Field Trip’s operations, increased compliance costs or give rise to material liabilities, which could have a material adverse effect on the business, financial condition and operating results of Field Trip.
The success of Field Trip’s business is dependent on its activities being permissible under applicable laws and any reform of controlled substances laws or other laws may have a material impact on Field Trip’s business and success. There is no assurance that activities of Field Trip will continue to be legally permissible.
The potential reclassification of psilocybin and other psychedelic drugs in the U.S. could create additional regulatory burdens on Field Trip’s operations and negatively affect Field Trip’s results of operations.
If psilocybin and/or other psychedelic drugs are rescheduled under the CSA as a Schedule II or lower controlled substance (i.e., Schedule III, IV or V), it may materially alter enforcement policies across many federal agencies, primarily the FDA and DEA. The FDA is responsible for ensuring public health and safety through regulation of food, drugs, supplements, and cosmetics, among other products, through its enforcement authority pursuant to the Federal Food, Drug, and Cosmetic Act. The FDA’s responsibilities include regulating the ingredients as well as the marketing and labeling of drugs sold in interstate commerce. Since it is currently illegal under federal law to produce and sell psilocybin and psychedelic drugs other than ketamine and as there are no federally recognized medical uses, the FDA has historically deferred enforcement related to these products to the DEA. If psilocybin and/or other psychedelic drugs were to be rescheduled to a federally controlled, yet legal, substance, the FDA would likely play a more active regulatory role. The DEA would continue to be active in regulating manufacturing, distribution and dispensing of such substances. Multi-agency regulation and enforcement could materially affect Field Trip’s costs associated with research and/or therapeutic uses of these substances in its business.
Non-Compliance with Laws
Under the CDSA, ketamine is currently a Schedule I drug and psilocybin is currently a Schedule III drug. Under the CSA, ketamine is currently a Schedule III drug and psilocybin is currently a Schedule I drug. Field Trip’s operations are conducted in strict compliance with the laws and regulations regarding its activities with such substances. As such, all facilities engaged with such substances by or on behalf of Field Trip do so under current licenses, permits and approvals, as applicable, issued by appropriate federal, provincial, state and local governmental agencies. While Field Trip is focused on programs using ketamine and psychedelic inspired compounds, Field Trip does not have any direct or indirect involvement with the illegal selling, production or distribution of any substances in the jurisdictions in which it operates and does not intend to have any such involvement. However, a violation of any applicable laws and regulations, such as the CDSA and CSA, or of similar legislation in the jurisdictions in which it operates, including the Netherlands, could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings initiated by the government entities in the jurisdictions in which Field Trip operates, private citizens or criminal charges. Any such violations could have an adverse effect on Field Trip’s operations. Further, there is no guarantee that psychedelic drugs or psychedelic inspired drugs will ever be approved as medicines in any jurisdiction in which Field Trip operates.
The activities of the Clinics and the medical personnel operating the Clinics are subject to regulation by governmental authorities, and Field Trip’s business objectives are contingent, in part, upon its and its personnel’s compliance with regulatory requirements enacted by these governmental authorities, and obtaining all regulatory approvals, where necessary, for the carrying on of business at the Clinics. Any delays in obtaining, failure to obtain, or violations of regulatory approvals and requirements would significantly delay the development of markets and products and could have a material adverse effect on the business, results of operations and financial condition of Field Trip.
Risks Related to Prescribing Medication
Provincial and state medical boards or other regulatory bodies could take disciplinary action against Field Trip’s physicians for excessive psychedelic prescriptions. Physician prescription patterns may be tracked and may be used to impose disciplinary action on physicians who prescribe psychedelics at a high rate. If any of Field Trip’s physicians are deemed to be prescribing psychedelics excessively, such physicians could face disciplinary action, including, revocation of the physician’s license. Any disciplinary action or license revocation of physicians who work at a Clinic could result in such Clinic not having sufficient physicians to address patient needs and could adversely affect Field Trip’s business.
Unfavourable Publicity or Consumer Protection
The success of the psychedelic therapy industry may be significantly influenced by the public’s perception of psychedelic medicinal applications. Psychedelic therapy is a controversial topic, and there is no guarantee that future scientific research, publicity, regulations, medical opinion, and public opinion relating to psychedelic therapy will be favourable. The psychedelic therapy industry is an early-stage business that is constantly evolving, with no guarantee of viability. The market for psychedelic therapy is uncertain, and any adverse or negative publicity, scientific research, limiting regulations, medical opinion and public opinion relating to the consumption of psychedelic therapy may have a material adverse effect on Field Trip’s operational results, consumer base and financial results.
Social Media
There has been a recent marked increase in the use of social media platforms and similar channels that provide individuals with access to a broad audience of consumers and other interested persons. The availability and impact of information on social media platforms is virtually immediate and many social media platforms publish user-generated content without filters or independent verification as to the accuracy of the content posted. Information posted about Field Trip may be averse to Field Trip’s interests or may be inaccurate, each of which may harm Field Trip’s business, financial condition and results of operations.
Patient Acquisitions
Field Trip’s success will depend, in part, on its ability to attract and retain patients. There are many factors which could impact Field Trip’s ability to attract and retain patients, including the successful implementation of Field Trip’s patient-acquisition plans and the continued growth in the aggregate number of patients selecting psychedelic therapy as a treatment option. Field Trip’s failure to acquire and retain patients as clients would have a material adverse effect on Field Trip’s business, operating results and financial condition.
Substantial Risk of Regulatory or Political Change
The success of the business strategy of Field Trip depends on the legality of the use of psychedelics for the treatment of mental health conditions and the acceptance of such use in the medical community. The political environment surrounding the psychedelics industry in general can be volatile. As of the date of this Listing Application, Canada and the U.S. permit the use of ketamine or a derivative thereof as a treatment for certain mental health conditions; however, the risk remains that a shift in the regulatory or political realm could occur and have a drastic impact on the use of psychedelics as a whole, adversely impacting Field Trip’s ability to successfully operate or grow its business.
Ketamine as a Pharmaceutical
Field Trip is currently administering oral ketamine lozenges to patients at the Toronto Health Centre, which is not subject to OHPIP (as such term is defined below) oversight. Field Trip has received correspondence from the CPSO advising that, while the administration of lozenges does not currently fall within the scope of the Out-of-Hospital Inspection Program (“OHPIP”), the OHPIP may be expanded in the future to include lozenges. To the extent that ketamine is administered by a member of the CPSO, Field Trip may have to cease administration of ketamine by physicians. In such an event and if required to continue operations, Field Trip intends to seek OHPIP certification for the Toronto Health Centre, but as there is no guarantee that such certificate will be obtained or obtained in a timely manner, Field Trip has developed plans that it believes will enable it to continue operating the Toronto Health Centre without seeking OHPIP certification such as using medical professionals not subject to CPSO oversight. For instance, Field Trip has received a legal opinion that OHPIP does not apply to the prescribing or administration of oral ketamine lozenges by nurse practitioners. In either case, such result could have a material impact on Field Trip’s business and results of operations.
US law does not regulate the mode of administration of ketamine. Provided the physician is licensed, the method of administration is left to the discretion of the physician. However, adverse pharmacovigilance reports from other ketamine clinics with differing safety protocols, or as a consequence of rare adverse effects or complications, could result in increased scrutiny by the DEA or the FDA of practices and/or increase in regulation.
Field Trip’s ability to continue to administer oral ketamine lozenges to patients depends on its continued ability to source a steady supply of ketamine lozenges from compounding pharmacies licensed in the applicable state(s) within the U.S. Accordingly, Field Trip is subject to the risk that it may face difficulties in securing, or in some cases be unable to secure, a steady supply of ketamine lozenges and/or relationships with a sufficient number of licensed compounding pharmacies to meet its requirements for ketamine lozenges.

Non-Referrals
Physicians may choose not to refer patients to the Clinics. In addition, as the market grows, and general practitioners become more comfortable and knowledgeable about the psychedelic therapy industry and products available, they may choose to write prescriptions directly for their own patients rather than refer them to an outside clinic.
Competitive Conditions
The psychedelic therapy business in Canada is an emerging industry with high levels of competition. Field Trip’s current business plan is the establishment of a North American chain of ketamine-enhanced psychotherapy, psychedelic-enhanced psychotherapy and psychedelic-integration psychotherapy health centres. Field Trip expects that, due to the urgent need for new and innovative treatments for mental health conditions and the evidence-based studies showing the impact of psychedelics as a treatment for mental health conditions, psychedelics as a treatment for these conditions will become more accepted in the medical community. As such, Field Trip expects to compete with numerous other similar businesses as well as with individual medical professionals who undertake the prescribing and supervising of psychedelics to their patients. While Field Trip was an early entrant to the psychedelic-enhanced psychotherapy market in Canada, other market participants have emerged, as there are no significant barriers to entry. Field Trip expects to face intense competition from new or existing market participants, some of which may have greater financial resources and technical facilities. Increased competition by larger and better financed competitors could materially and adversely affect the business, financial condition and results of operations of Field Trip. This increases the risk that Field Trip will not be able to access financing when needed, or at all.
Dilution
Issuances of additional securities including, but not limited to, its common shares or some form of convertible debentures, will result in a substantial dilution of the equity interests of any persons who may become Field Trip Shareholders as a result of or subsequent to the Arrangement.
Market for Securities
There is currently no market through which the Field Trip Shares may be sold and Field Trip Shareholders may not be able to resell the Field Trip Shares acquired under the Arrangement. There can be no assurance that an active trading market will develop for the Field Trip Shares, or if developed, that such a market will be sustained at the trading price of the Field Trip Shares on the TSXV immediately after the Effective Date. There can be no assurances that any securities regulatory authority will recognize Field Trip as a reporting issuer, or that Field Trip will be able to obtain a listing on the TSXV or any stock exchange.
No Independent Operating History
The Clinics Business has no operating history independent from Reunion, and estimates of future cash flows have been based upon the combined operations of Field Trip and Reunion. There can be no assurance that the estimates of future cash flows will prove to be accurate once Field Trip begins operating independently.
Early Stage Company
Market perception of early-stage companies may change, potentially affecting the value of investors’ holdings and the ability of Field Trip to raise further funds through the issue of further Field Trip Shares or otherwise. The share price of publicly traded early-stage companies can be highly volatile. The value of the Field Trip Shares may rise or fall and, in particular, the share price may be subject to sudden and large falls in value given the restricted marketability of the Field Trip Shares.
Dividend Policy
No dividends on Field Trip Shares have been paid by Field Trip to date. Field Trip anticipates that it will retain all earnings and other cash resources for the foreseeable future for the operation and development of its business. Field Trip does not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends will be at the discretion of the Field Trip Board after taking into account many factors, including Field Trip’s operating results, financial condition and current and anticipated cash needs.
Risks Regarding Foreign Operations
The Toronto Health Centre and Field Trip’s current principal business operations are located in Canada. Field Trip also has Clinics in the States of New York, California, Illinois, Georgia, Washington, and Texas, as well as the District of Columbia. Field Trip’s operations in Jamaica and the Netherlands are early-stage and not material. Field Trip may in future expand its operations to new jurisdictions outside of North America. As a result, there is a risk that regulatory changes as well as economic or political uncertainty could require that Field Trip re-evaluate its operations or business prospects and could negatively impact upon its ability to conduct its initiatives. Field Trip is not dependent on non-North American operations.
Government Regulations, Permits and Licenses
Field Trip’s operations may be subject to governmental laws or regulations promulgated by various legislatures or governmental agencies from time to time. A breach of such legislation may result in the imposition of fines and penalties. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations. Field Trip intends to fully comply with all governmental laws and regulations. The physicians that recommend psychedelic therapy to Field Trip’s patients will be subject to various federal, provincial and municipal laws in Canada. While there are currently no indications that Field Trip will require approval by a governmental or regulatory authority in Canada or the U.S., such approvals may ultimately be required. If any permits are required for Field Trip’s operations and activities in the future, there can be no assurance that such permits will be obtainable on reasonable terms or on a timely basis, or that applicable laws and regulations will not have an adverse effect on Field Trip’s business.
The current and future operations of Field Trip are and will be governed by laws and regulations governing the healthcare industry, labour standards, occupational health and safety, land use, environmental protection, and other matters. Amendments to current laws, regulations and permits governing operations and activities of health clinics, or more stringent implementation thereof, could have a material adverse impact on Field Trip and cause increases in capital expenditures or costs, or reduction in levels of its medical services.
Risks Relating to Corporate Practice of Medicine and Fee Splitting in the United Sates
Clinics in the U.S. are subject to corporate practice of medicine and fee-splitting prohibitions which vary widely from state to state. The corporate practice of medicine prohibition exists in some form, by statute, regulation, board of medicine or attorney general guidance, or case law, in various states that it operates.
These laws generally prohibit the practice of medicine by lay persons or entities and are intended to prevent unlicensed persons or entities from interfering with or inappropriately influencing providers’ professional judgment. Due to the prevalence of the corporate practice of medicine doctrine, Field Trip contracts with Clinics that are structured as professional corporations (“PC Health Centres”), who in turn employ or retain physicians and other medical providers to deliver professional clinical services in the Clinics located in the U.S. The PC Health Centres are wholly owned by providers licensed in their respective states.
Under Field Trip’s master services agreements (the “MSAs”), when the PC Health Centres provide professional clinical services to patients, Field Trip, as administrator, performs billing and collection services on behalf of the PC Health Centres, and the PC Health Centres receive the fees for the services provided. In return for these professional clinical, management, operational and administrative services, Field Trip receives fees from the PC Health Centres that represent fair value. As a result, Field Trip’s ability to receive cash fees from the PC Health Centres is limited to the fair market value of the services provided under the MSAs. To the extent that Field Trip’s ability to receive cash fees from the PC Health Centres is limited, Field Trip’s ability to use that cash for growth, debt service or other uses at PC Health Centres may be impaired and, as a result, Field Trip’s results of operations and financial condition may be adversely affected.
Field Trip’s ability to perform medical and digital health services in a particular U.S. state is directly dependent upon the applicable laws governing the practice of medicine, healthcare delivery and fee splitting in such locations, which are subject to changing political, regulatory and other influences. The extent to which a

U.S. state considers particular actions or relationships to constitute the practice of medicine is subject to change and to evolving interpretations by medical boards and state attorneys general, among others, each of which has broad discretion. There is a risk that U.S. state authorities in some jurisdictions may find that Field Trip’s contractual relationships with the PC Health Centres, which govern the provision of medical and digital health services and the payment of administrative and operations support fees, violate laws prohibiting the corporate practice of medicine and fee splitting. The extent to which each state may consider particular actions or contractual relationships to constitute improper influence of professional judgment varies across the states and is subject to change and to evolving interpretations by state boards of medicine and state attorneys general, among others. Accordingly, Field Trip must monitor its compliance with laws in every jurisdiction in which Field Trip operates on an ongoing basis, and Field Trip cannot provide assurance that its activities and arrangements, if challenged, will be found to be in compliance with law. Additionally, it is possible that the laws and rules governing the practice of medicine, including the provision of digital health services, and fee splitting in one or more jurisdictions may change in a manner adverse to Field Trip’s business. While the MSAs prohibit Field Trip from controlling, influencing or otherwise interfering with the practice of medicine at each PC Health Centre, and provide that physicians retain exclusive control and responsibility for all aspects of the practice of medicine and the delivery of medical services, there can be no assurance that Field Trip’s contractual arrangements and activities with the PC Health Centres will be free from scrutiny from U.S. state authorities, and Field Trip cannot guarantee that subsequent interpretation of the corporate practice of medicine and fee splitting laws will not circumscribe Field Trip’s business operations. State corporate practice of medicine doctrines also often impose penalties on physicians themselves for aiding the corporate practice of medicine, which could discourage providers from participating in Field Trip’s network of physicians. If a successful legal challenge or an adverse change in relevant laws were to occur, and Field Trip was unable to adapt its business model accordingly, Field Trip’s operations in affected jurisdictions would be disrupted, which could harm its business.
While Field Trip expects that its relationships with the PC Health Centres will continue, a material change in Field Trip’s relationship with these entities, or among the PC Health Centres, whether resulting from a dispute among the entities, a challenge from a governmental regulator, a change in government regulation, or the loss of these relationships or contracts with the PC Health Centres, could impair Field Trip’s ability to provide services to Field Trip’s patients and could harm Field Trip’s business.
Risks Relating to CPOM Laws — General
Many states prohibit or otherwise regulate under the CPOM doctrine the extent to which non-licensed personnel may be involved in the practice of medicine or otherwise employ licensed personnel. Related state rules further limit the extent to which fees for professional services may be shared or “split” between parties. In connection with Field Trip’s health centres, such rules in some states may impact Field Trip’s relationship with the medical doctors who own the PC Health Centres through which therapy is delivered. Field Trip is structuring its financial and billing relationships with such PCs to be in compliance with applicable state rules. Failure to comply with state CPOM and fee splitting rules, however, may result in fines and other liabilities, which may adversely affect the PC’s business, financial condition and results of operations.
Where CPOM doctrine is established by case law, it is subject to judicial interpretation and case law may distinguish, elaborate, or amend those laws. Further, in states where the CPOM doctrine is established by statute, the state may amend those statutes. The California legislature considered bill SB-642 that would have strengthened the state’s restrictions on CPOM. After the bill passed the state’s Senate Committee on Health, the state’s Senate Appropriations Committee placed the bill in its “suspense file” while that committee considers the bill’s fiscal impact. Field Trip cannot predict the impact, cost or time required to comply with any change to California CPOM that bill SB-62, or an amended version thereof, would cause if passed. It may significantly delay or impact the development of Field Trip’s business in California or necessitate a renegotiation of the terms of its relationship with any PC in California.
Failure to Comply with Applicable Federal and State Anti-Kickback Laws
The anti-kickback statute (“AKS”) applies to Medicare and other U.S. state and federal programs. AKS prohibits the solicitation, offer, payment or receipt of remuneration in return for referrals or the purchase, or in return for recommending or arranging for the referral or purchase, of goods covered by the federal healthcare programs. The AKS is a criminal statute with criminal penalties, as well as potential civil and administrative penalties. The AKS, however, provides a number of statutory exceptions and regulatory “safe harbors” for particular types of transactions. At present, neither Field Trip nor Field Trip’s health centres participate in any federal programs as their services are not reimbursed by Medicare, Medicaid or any other U.S. state or federal program. Many states within the U.S. have similar fraud and abuse laws and their own anti-kickback laws, some of which can apply to all payors, and not just governmental payors. While Field Trip believes that it is in material compliance with both federal and state AKS laws, if it were determined that Field Trip was not in compliance with the AKS, it could be subject to liability, and its operations could be curtailed, which could have a material adverse effect on its business, financial condition and results of operations. Moreover, if the activities of a PC with which Field Trip has a business relationship were found to constitute a violation of the AKS and Field Trip, as a result of the provision of products or services to such PCs, were found to have knowingly participated in such activities, Field Trip could be subject to sanctions or liability under such laws, including civil and/or criminal penalties, as well as exclusion from government health programs. As a result of exclusion from government health programs, neither products nor services could be provided to any beneficiaries of any federal healthcare program.
Privacy and Data Regulation
Field Trip may be subject to federal, state and provincial data protection laws and regulations in the jurisdictions in which it operates, such as laws and regulations that address privacy and data security. Field Trip may obtain health information from third parties, which are subject to privacy and security requirements under applicable laws. Depending on the facts and circumstances, Field Trip could be subject to significant civil, criminal, and administrative penalties if it obtains, uses, or discloses individually identifiable health information maintained by entities covered by applicable health and data protection laws in a manner that is not authorized or permitted by such laws.
Compliance with privacy and data protection laws and regulations could require Field Trip to contractually restrict its ability to collect, use and disclose data, or in some cases, impact its ability to operate in certain jurisdictions. Failure to comply with these laws and regulations could result in civil, criminal and administrative penalties, private litigation, or adverse publicity and could negatively affect Field Trip’s operating results and business. Moreover, clinical trial subjects, employees and other individuals may limit our ability to collect, use and disclose information collected. Claims that Field Trip has violated privacy rights, failed to comply with data protection laws, or otherwise breached obligations, could be expensive and time-consuming to defend and could result in adverse publicity that could harm Field Trip’s business.
Insurance
Field Trip believes its insurance coverage addresses material risks to which it is exposed and that a company of its size and nature would insure for in the context of underwriting conditions, and is adequate and customary in its current state of operations, however such insurance is subject to coverage limits and exclusions and may not be available for the risks and hazards to which Field Trip is exposed. Moreover, there can be no guarantee that Field Trip will be able to obtain adequate insurance coverage in the future or obtain or maintain liability insurance on acceptable terms or with adequate coverage against all potential liabilities.
Litigation
Field Trip may become party to litigation from time to time in the ordinary course of business, including a medical malpractice claim, or a claim based in related legal theories of negligence or vicarious liability among others if a physician at a Field Trip health centre causes injury, which could adversely affect Field Trip’s business. Should any litigation in which Field Trip becomes involved be determined against Field Trip, such a decision could adversely affect Field Trip’s ability to continue operating and the market price for the Field Trip Shares. Even if Field Trip is involved in litigation and wins, litigation can redirect significant resources. Litigation may also create a negative perception of Field Trip’s business.
Difficulty in Enforcing Judgments and Effecting Service of Process on Directors and Officers
Certain directors and officers of Field Trip reside outside of Canada. Some or all of the assets of such persons may be located outside of Canada. Therefore, it may not be possible for investors to collect or to enforce judgments obtained in Canadian courts predicated upon the civil liability provisions of applicable Canadian securities laws against such persons. Moreover, it may not be possible for investors to effect service of process within Canada upon such persons.
Item 22:   Promoters
Reunion took the initiative in Field Trip’s organization and, accordingly, may be considered to be a promoter of Field Trip within the meaning of applicable Canadian Securities Legislation. Reunion beneficially owns, or controls or directs, an aggregate of 19,615,000 Field Trip Shares, representing 21.86% of the issued and outstanding Field Trip Shares, as a result of its participation in the Share Offering. In connection with the Share Offering Field Trip and Reunion entered into an Investor Rights Agreement, as described in “Item 15: Principal Securityholders — Investor Rights Agreements”. In connection with the Arrangement, Field Trip and Reunion have also entered into the Shared Services Agreement, and they intend to enter into the Preferred Services Agreement in the period following closing. See “Item 5 — Description of the Business — Three-year History — Services Agreement”.
Other than the foregoing, during the period from incorporation to the date of this Listing Application, the only material value which Reunion has received from Field Trip are the Field Trip Shares issued to Reunion in consideration for the transfer to Field Trip by Reunion of the Clinics Business, which Field Trip Shares were distributed to the Reunion Shareholders pursuant to the Arrangement.
Item 23:   Legal Proceedings and Regulatory Actions
To the best of Field Trip’s knowledge, following due enquiry, Field Trip is not a party to any material legal proceedings and Field Trip is not aware of any such proceedings known to be contemplated.
To the best of Field Trip’s knowledge, following due enquiry, there have been no penalties or sanctions imposed against Field Trip by a court relating to federal, state, provincial and territorial Securities Legislation or by a securities regulatory authority since incorporation, nor have there been any other penalties or sanctions imposed by a court or regulatory body against Field Trip and it has not entered into any settlement agreements before a court relating to provincial and territorial Securities Legislation or with a securities regulatory authority.
Item 24:   Interests of Management and Others in Material Transactions
Other than in connection with Field Trip’s incorporation, the Arrangement, the Concurrent Financing and the Founder Credit Note, no director, executive officer or greater than 10.0% shareholder of Field Trip and no associate or affiliate of the foregoing persons has or had any material interest, direct or indirect, in any transaction since incorporation or in any proposed transaction which in either such case has materially affected or will materially affect Field Trip.
Item 25:   Investor Relations Arrangements
Field Trip has not entered into and does not presently intend to enter into, any written or oral agreement or understanding with any person to provide promotional or investor relations services to Field Trip.
Item 26:   Auditors, Transfer Agents and Registrars
The auditor of Field Trip is Ernst & Young LLP, Chartered Professional Accountants at its offices located at EY Tower, 100 Adelaide Street West, Toronto, ON M5H 0B3. The former auditor is MNP LLP, Chartered Professional Accountants, located at 3-139 Northfield Drive West, Waterloo ON, N2L 5A6. MNP LLP acted as auditor of Field Trip for the year-ended March 31, 2021.
The registrar and transfer agent for the Field Trip Shares is Computershare Investor Services Inc. at its principal offices in Calgary, Ontario, and Computershare Trust Company N.A. at its principal offices in Canton, Massachusetts, is the affiliate transfer agent and registrar in the United States.
Item 27:   Material Contracts
Except for contracts entered into by in the ordinary course of business, the only current material contracts entered into or currently anticipated to be entered into which can reasonably be regarded as presently material are:

•
the Arrangement Agreement;

•
the Investor Rights Agreements;

•
the Agency Agreement;

•
the Subscription Receipt Agreement;

•
the FTNP SPA, as amended; and

•
the Shared Services Agreement.

A copy of each of the foregoing agreements is available on Field Trip’s SEDAR profile at www.sedar.com.
Item 28:   Experts
Ernst & Young LLP is the auditor of Field Trip. Ernst & Young LLP have confirmed that they are independent with respect to Field Trip within the meaning of the CPA Code of Professional Conduct of the Chartered Professional Accountants of Ontario. .
MNP LLP is the former auditor of Field Trip. MNP LLP have confirmed that they are independent with respect to Field Trip within the meaning of the CPA Code of Professional Conduct of the Chartered Professional Accountants of Ontario.
Item 29:   Other Material Facts
To the best of Field Trip’s knowledge, there are no material facts about the Field Trip Shares that are not disclosed under any other heading of this Listing Application and which are necessary in order for this Listing Application to contain full, true and plain disclosure of all material facts relating to the Field Trip Shares.
Item 30:   Additional Information — Mining or Oil and Gas Applicants
Not applicable.
Item 31:   Exemptions
No discretionary exemption from a securities regulator or securities regulatory authority has been applied for or received by Field Trip within the 12-months preceding the date of this Listing Application.
Item 32:   Financial Statement Disclosure for Issuers
The following financial statements, and the notes thereto, are included in this Listing Application:
Schedule A	—	Audited Financial Statements of Field Trip (referred to as SpinCo therein) as at the date of incorporation on June 30, 2022
Schedule B	—	Audited Combined Carve-Out Financial Statements of Field Trip (referred to as SpinCo therein) for the years ended March 31, 2022 and March 31, 2021
Schedule C		Carve-Out Management Discussion and Analysis of Field Trip for the years ended March 31, 2022 and March 31, 2021
Schedule D	—	Pro Forma Consolidated Financial Statements of Field Trip (referred to as SpinCo therein)
Schedule E	—	Audit Committee Charter
Schedule F	—	Corporate Governance Disclosure
Schedule G	—	Equity Incentive Plan
Item 33:   Significant Acquisitions
Not applicable.

Item 34:   Certificates
34.1   Certificate of Field Trip Health & Wellness Ltd.
Each of the undersigned hereby certifies that the foregoing constitutes full, true and plain disclosure of all information required to be disclosed under each item of this Listing Application and of any material fact not otherwise required to be disclosed under an item of this Listing Application.
Dated August 11, 2022.
/s/ Ronan Levy Ronan Levy Chief Executive Officer, Chairman and Director	/s/ Donna Wong Donna Wong Chief Financial Officer
On Behalf of the Board of Directors
/s/ Ronan Levy Ronan Levy Director	/s/ Keith Merker Keith Merker Director
34.2   Certificate of Sponsor
Not applicable.
34.3   Acknowledgement — Personal Information
“Personal Information” means any information about an identifiable individual.
Field Trip Health & Wellness Ltd. hereby represents and warrants that it has obtained all consents required under applicable law for the collection, use and disclosure by the TSX Venture Exchange of the Personal Information contained in or submitted pursuant to this Listing Application for the purposes described in Appendix “A” to this Listing Application.
Dated August 11, 2022.
/s/ Ronan Levy

Ronan Levy
Chief Executive Officer, Chairman and Director

APPENDIX “A”
FORM 2B PERSONAL INFORMATION COLLECTION POLICY
Collection, Use and Disclosure
TSX Venture Exchange Inc. and its affiliates, authorized agents, subsidiaries and divisions, including TSX Venture Exchange and Toronto Stock Exchange, (collectively referred to as the “Exchange”) collect the information contained in or submitted pursuant to Form 2B (which may include personal, confidential, non-public or other information) and use it for the following purposes:
•
to conduct background checks,

•
to verify the Personal Information that has been provided about each individual,

•
to consider the suitability of the individual to act as an officer, director, insider, promoter, investor relations provider or, as applicable, an employee or consultant, of the Applicant,

•
to consider the eligibility of the Applicant to list on the Exchange,

•
to provide disclosure to market participants as to the security holdings of directors, officers, other insiders and promoters of the Applicant, or its associates or affiliates, including information as to such individuals’ involvement with any other reporting issuers

•
to detect and prevent fraud, and

•
to perform other investigations as required by and to ensure compliance with all applicable rules, policies, rulings and regulations of the Exchange, securities legislation and other legal and regulatory requirements governing the conduct and protection of the capital markets in Canada.

Personal Information the Exchange collects may also be disclosed:
(a)
to securities regulators and regulatory authorities in Canada or elsewhere, investigative, law enforcement or self-regulatory organizations, and each of their subsidiaries, affiliates, regulators and authorized agents, for the purposes described above, and these agencies and organizations may use the information in their own investigations;

(b)
on the Exchange’s website or through printed materials published by or pursuant to the directions of the Exchange for the purposes described above; and

(c)
as otherwise permitted or required by law.

The Exchange may from time to time use third parties to process information or provide other administrative services. In this regard, the Exchange may share the information with such third party service providers for the purposes described above.
Questions
If you have any questions or enquiries regarding the policy outlined above or about our privacy practices, please send a written request to: Chief Privacy Officer, TMX Group, The Exchange Tower, 130 King Street West, Toronto, Ontario, M5X 1J2.

SCHEDULE A
AUDITED FINANCIAL STATEMENTS AS AT JUNE 30, 2022

INDEPENDENT AUDITOR’S REPORT
To the Shareholder of
Field Trip Health and Wellness Ltd.
Opinion
We have audited the financial statements of Field Trip Health and Wellness Ltd. (the Company), which comprise the statement of financial position as at June 30, 2022, and the statements of profit and loss, changes in equity and cash flows for the period from incorporation on April 28, 2022 to June 30, 2022, and notes to the financial statements, including a summary of significant accounting policies.
In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2022, and of its financial performance and cash flows for the period then ended in accordance with International Financial Reporting Standards (IFRS).
Basis for opinion
We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the financial statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.
Responsibilities of management and those charged with governance for the financial statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.
In preparing the financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.
Those charged with governance are responsible for overseeing the Company’s financial reporting process.
Auditor’s responsibilities for the audit of the financial statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:
•
Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•
Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

•
Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•
Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•
Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.
/s/ Ernst & Young LLP
Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
August 11, 2022

FIELD TRIP HEALTH & WELLNESS LTD.
FINANCIAL STATEMENTS
FOR THE PERIOD FROM THE DATE OF INCORPORATION ON
APRIL 28, 2022 TO JUNE 30, 2022
(Expressed in Canadian Dollars)

FIELD TRIP HEALTH & WELLNESS LTD.
Statement of Financial Position
		June 30 2022
(Expressed in Canadian Dollars)	Notes	$
ASSETS
Cash		1
TOTAL ASSETS		1
EQUITY
Share capital	4	1
TOTAL EQUITY		1
Subsequent events (Note 5)
The accompanying notes are an integral part of these Financial Statements.
Approved on behalf of the Board of Directors:
/s/ Ronan Levy	/s/ Joseph del Moral
Director	Director

FIELD TRIP HEALTH & WELLNESS LTD.
Statement of Profit and Loss and Comprehensive Income
For the period from the date of incorporation on April 28, 2022 to June 30 2022
(Expressed in Canadian Dollars)	Notes	$
Revenue		—
Expenses		—
Net profit before tax		—
Income tax		—
Net profit		—
The accompanying notes are an integral part of these Financial Statements.

FIELD TRIP HEALTH & WELLNESS LTD.
Statement of Changes in Equity
		Share capital	Share capital	Total equity
(Expressed in Canadian Dollars)	Note	# of shares	$	$
Share issuance	4	100	1	1
Balance, June 30, 2022		100	1	1
The accompanying notes are an integral part of these Financial Statements.

FIELD TRIP HEALTH & WELLNESS LTD.
Statement of Cash Flows
		For the period from the date of incorporation on April 28, 2022 to June 30 2022
(Expressed in Canadian Dollars)	Notes	$
Net profit before tax		—
CASH RELATED TO OPERATING ACTIVITIES		—
CASH RELATED TO INVESTING ACTIVITIES		—
FINANCING ACTIVITIES
Share issuance	4	1
CASH RELATED TO FINANCING ACTIVITIES		1
Net change in cash during the period		1
Cash, beginning of period		—
Cash, end of period		1
The accompanying notes are an integral part of these Financial Statements.

FIELD TRIP HEALTH & WELLNESS LTD.
Notes to the Financial Statements for the period from the date of incorporation on April 28, 2022 to June 30 2022
1.   NATURE OF OPERATIONS
Field Trip Health & Wellness Ltd. (the “Company”) was incorporated on April 28, 2022 under the laws of the Canada Business Corporation Act as part of the arrangement (the “Arrangement”) to reorganize Field Trip Health Ltd. (“FTH”) The Company’s registered office and head office is located at 30 Duncan Street, Suite 401, Toronto, ON, M5V 2C3.
The Company’s intended business activity is to develop and deliver psychedelic therapies. Psychedelic therapies are utilized in the treatment of mental health and mood disorders, such as severe depression, anxiety and post-traumatic stress disorder.
2.   BASIS OF PREPARATION
Statement of Compliance
The financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpreted by the IFRS Interpretations Committee (“IFRIC”).
Separate Statements of Operations, Changes in Shareholder’s Equity and Cash Flows have not been presented as there have been no activity for the Company to date.
3.   SIGNIFICANT ACCOUNTING POLICIES
Cash
Cash comprises of cash on hand.
Share Capital
Share capital represents the fair value of consideration received and represent contracts that give holders a residual interest in the net assets of the Company.
4.   SHARE CAPITAL
(a)
Authorized share capital

At April 28, 2022, the authorized share capital consists of an unlimited number of common shares without par value.
(b)
Issued share capital

Upon incorporation the Company issued 100 fully paid and non-assessable common share to Field Trip Health Ltd.
5.   SUBSEQUENT EVENTS
Plan of Arrangement Agreement
Following the completion of Field Trip Health Ltd.’s strategic review on April 28, 2022, Field Trip Ltd. (“FTH”) announced its plan to establish two independent public companies through a Plan of Arrangement, whereby FTH will spin-out the Company Shares, to Field Trip’s shareholders, to concentrate on the growth of the Field Trip Clinics Business. Each company will focus on their specific line of business: Field Trip Discovery (“Reunion Neuroscience Inc.”, “Reunion”) will continue to focus on research and novel psychedelic molecules such as FT-104, while the Company will continue its focus on developing proprietary, competitive and differentiated psychedelic-assisted therapies.
As part of the Plan of Arrangement, Field Trip will transfer the entirety of its Clinical Operations in Canada, United States and the Netherlands, its botanical research in Jamaica and part of its corporate operations in Canada and United States to SpinCo.

FIELD TRIP HEALTH & WELLNESS LTD.
Notes to the Financial Statements for the period from the date of incorporation on April 28, 2022 to June 30 2022
Pursuant to the terms of the Arrangement, each share of FTH will be exchanged for one common share of Reunion and approximately 0.86 common shares of the Company. Following the completion of the Arrangement, Reunion will remain listed on the NASDAQ Stock Market and Toronto Stock Exchange, and the Company, subject to exchange approval, will list on the TSX Venture Exchange (“TSXV”).
Concurrent with closing of the Arrangement, the Company is expected to complete a series of private placement financings, (the “Concurrent Financing”) for gross proceeds of $20 million. Following board approval on June 14, 2022, FTH announced that Reunion will increase its initial investment from $5 million to $9.8 million for a 21.79% equity interest in the Company.
On June 27, 2022, FTH announced its shareholders had approved the Arrangement and Concurrent Financing, (thereby approving the Spinout Transaction), at a special meeting of shareholders. In addition, subject to completion of the Arrangement, shareholders approved the Company equity incentive plan and authorized the Company to reserve and allot for issuance, and issue, upon the exercise of options, up to 10% of the number of common shares in the Company issued and outstanding from time to time, on a non-diluted basis.
On June 29, 2022, FTH received final court approval for the Spinout Transaction by way of the Arrangement. The Company received conditional approval from the TSXV to list its shares on or about August 17, 2022 under the symbol “FTHW”.
SVB Facility
On July 21, 2022, the Company entered into a term sheet with Silicon Valley Bank (“SVB”). Subject to negotiation of definitive documentation, the Company has negotiated a credit facility of up to CAD$6.5 million dollars (the “Facility”). Subject to certain covenants, the Facility may be drawn down in two tranches, being $3M at closing and $3.5M following achievement of specific milestones beginning the fiscal quarter ending September 30, 2023.
The Facility bears interest at the higher of Canadian Prime plus 2.30% or 6.00% and the final payment under the Facility shall be 5.00% of the funded amount, due upon the earlier of maturity or termination of the Facility. The Facility shall be interest-only through September 30, 2023, which interest-only period may be automatically extended to February 29, 2024 on achievement of the aforementioned milestones. In all cases the Facility shall amortize in 18 equal payments of principal plus interest following the interest-only period.
Upon closing and subject to approval of the TSX Venture Exchange and compliance with its policies, the Company shall grant SVB a warrant to purchase shares equal to 2.0% of the amount of the Facility divided by the lower of the trailing 10-day average share price prior to closing or the share price on the day immediately prior to closing.
Founder Group Credit Note
On July 25, 2022, the Company made a revolving promissory note in favour of the five founders of Field Trip Health Ltd. or companies owned or controlled by them (the “Founder Group”). Under the promissory note, the Founder Group has made a credit facility of up to CAD$2,500,000 available to the Company to fund working capital (the “Founder Credit Note”). The Founder Credit Note may be drawn down subject to certain conditions being met and only after 6 months have elapsed from the listing of the Company’s shares on the TSXV. The Founder Credit Note bears no interest and will be available to the Company until the earlier of (i) the Company entering into a third-party credit facility with SVB or another creditor, or (ii) one year from the listing of the Company’s shares on the TSXV.

SCHEDULE B
AUDITED COMBINED CARVE-OUT FINANCIAL STATEMENTS FOR THE YEARS ENDED MARCH 31, 2022 AND MARCH 31, 2021

INDEPENDENT AUDITOR’S REPORT
To the Shareholders of SpinCo
Opinion
We have audited the combined carve-out financial statements of SpinCo (the Company), which comprise the combined carve-out statement of financial position as at March 31, 2022, and the combined carve-out statements of loss and comprehensive loss, changes in net investment and cash flows for the year then ended, and notes to the combined carve-out financial statements, including a summary of significant accounting policies.
In our opinion, the accompanying combined carve-out financial statements present fairly, in all material respects, the combined carve-out financial position of the Company as at March 31, 2022, and of its combined carve-out financial performance and its combined carve-out cash flows for the year then ended in accordance with International Financial Reporting Standards (IFRSs).
Basis for opinion
We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the combined carve-out financial statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the combined carve-out financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.
Other matter
The combined carve-out financial statements of the Company for the year ended March 31, 2021 were audited by another auditor who expressed an unmodified opinion on those financial statements on May 20, 2022.
Other information
Management is responsible for the other information. The other information is comprised of Management’s Discussion and Analysis for the year ended March 31, 2022.
Our opinion on the combined carve-out financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.
In connection with our audit of the combined carve-out financial statements, our responsibility is to read the other information, and in doing so, consider whether the other information is materially inconsistent with the combined carve-out financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. We obtained Management’s Discussion and Analysis prior to the date of this auditor’s report. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact in this auditor’s report. We have nothing to report in this regard.
Responsibilities of management and those charged with governance for the combined carve-out financial statements
Management is responsible for the preparation and fair presentation of the combined carve-out financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of combined carve-out financial statements that are free from material misstatement, whether due to fraud or error.
In preparing the combined carve-out financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.
Those charged with governance are responsible for overseeing the Company’s financial reporting process.
Auditor’s responsibilities for the audit of the combined carve-out financial statements
Our objectives are to obtain reasonable assurance about whether the combined carve-out financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these combined carve-out financial statements.
As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:
•
Identify and assess the risks of material misstatement of the combined carve-out financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•
Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

•
Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•
Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the combined carve-out financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•
Evaluate the overall presentation, structure and content of the combined carve-out financial statements, including the disclosures, and whether the combined carve-out financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.
/s/ Ernst & Young LLP
Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
August 11, 2022

Independent Auditor’s Report
To the Shareholders of SpinCo:
Opinion
We have audited the combined carve-out financial statements of SpinCo, (the “Group”), which comprise the combined carve-out statement of financial position as at March 31, 2021, and the combined carve-out statements of net loss and comprehensive loss, changes in net investment and cash flows for the year ended March 31, 2021, and notes to the combined carve-out financial statements, including a summary of significant accounting policies.
In our opinion, the accompanying combined carve-out financial statements present fairly, in all material respects, the combined carve-out financial position of the Group as at March 31, 2021, and its combined carve-out financial performance and its combined carve-out cash flows for the year ended March 31, 2021 in accordance with International Financial Reporting Standards.
Basis for Opinion
We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Combined Carve-out Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the combined carve-out financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.
Other Information
Management is responsible for the other information. The other information comprises of Management’s Discussion and Analysis.
Our opinion on the combined carve-out financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.
In connection with our audit of the combined carve-out financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the combined carve-out financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. We obtained Management’s Discussion and Analysis prior to the date of this auditor’s report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.
Responsibilities of Management and Those Charged with Governance for the Combined Carve-out Financial Statements
Management is responsible for the preparation and fair presentation of the combined carve-out financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of combined carve-out financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the combined carve-out financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.
Those charged with governance are responsible for overseeing the Group’s financial reporting process.
Auditor’s Responsibilities for the Audit of the Combined Carve-out Financial Statements
Our objectives are to obtain reasonable assurance about whether the combined carve-out financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these combined carve-out financial statements.
As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:
•
Identify and assess the risks of material misstatement of the combined carve-out financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•
Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

•
Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•
Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the combined carve-out financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•
Evaluate the overall presentation, structure and content of the combined carve-out financial statements, including the disclosures, and whether the combined carve-out financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•
Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the combined carve-out financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.
/s/ MNP LLP
Waterloo, Ontario May 20, 2022	Chartered Professional Accountants Licensed Public Accountants

SPINCO
COMBINED CARVE-OUT FINANCIAL STATEMENTS
FOR THE FISCAL YEARS ENDED MARCH 31, 2022 AND 2021
(Audited, expressed in Canadian dollars, unless otherwise noted)

SPINCO
COMBINED CARVE-OUT STATEMENTS OF FINANCIAL POSITION
		As at March 31, 2022	As at March 31, 2021
(Expressed in Canadian dollars)	Notes	$	$
ASSETS
CURRENT
Cash		1,998,665	1,304,134
Restricted cash	4	776,551	588,041
Accounts receivable	5	1,053,077	729,993
Other assets	6	614,023	709,252
TOTAL CURRENT ASSETS		4,442,316	3,331,420
NON-CURRENT
Property, plant and equipment	7	4,462,175	2,198,817
Intangible assets	8	483,354	427,124
Right-of-use assets	9	27,285,334	7,182,358
Other non-current assets	6	675,022	481,743
TOTAL NON-CURRENT ASSETS		32,905,885	10,290,042
TOTAL ASSETS		37,348,201	13,621,462
LIABILITIES
CURRENT
Accounts payable and accrued liabilities	10	4,048,880	2,110,678
Deferred revenue		278,717	42,318
Current portion of lease obligations	9	2,306,823	1,070,435
TOTAL CURRENT LIABILITIES		6,634,420	3,223,431
NON-CURRENT
Loan payable		31,163	23,112
Lease obligations	9	26,714,233	6,403,372
TOTAL NON-CURRENT LIABILITIES		26,745,396	6,426,484
TOTAL LIABILITIES		33,379,816	9,649,915
NET INVESTMENT
Investment		3,284,738	3,644,245
Accumulated other comprehensive income		683,647	327,302
TOTAL NET INVESTMENT		3,968,385	3,971,547
TOTAL LIABILITIES AND NET INVESTMENT		37,348,201	13,621,462
Subsequent events (Note 27)
Approved on behalf of the Board of Directors:
/s/ Joseph Del Moral	/s/ Helen Boudreau
Director	Director
The accompanying notes are an integral part of these combined carve-out financial statements.

SPINCO
COMBINED CARVE-OUT STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
		For the Fiscal Year Ended March 31, 2022	For the Fiscal Year Ended March 31, 2021
(Expressed in Canadian Dollars)	Notes	$	$
REVENUE
Patient services		4,860,129	960,895
Total revenue		4,860,129	960,895
OPERATING EXPENSES
General and administration	13	24,415,136	9,513,552
Occupancy costs	14	1,667,985	897,391
Sales and marketing	15	3,893,426	1,700,432
Research and development	16	352,472	1,810,488
Depreciation and amortization	17	3,603,067	1,394,404
Patient services	18	9,150,236	1,995,106
Total operating expenses		43,082,322	17,311,373
OTHER INCOME (EXPENSES)
Interest income	19	28,388	18,597
Interest expense	20	(1,096,343)	(303,296)
Other expense, net	21	(767,161)	(1,242,096)
Net loss before income taxes		(40,057,309)	(17,877,273)
Income taxes	26	—	—
Net loss		(40,057,309)	(17,877,273)
Exchange gain from translation of foreign subsidiaries		356,345	377,341
COMPREHENSIVE LOSS		(39,700,964)	(17,499,932)
NET LOSS PER SHARE
Basic and diluted	12	(0.81)	(0.63)
The accompanying notes are an integral part of these combined carve-out financial statements.

SPINCO
COMBINED CARVE-OUT STATEMENTS OF CHANGES IN NET INVESTMENT
		Investment	Accumulated Other Comprehensive Income (Loss)	Non-controlling Interest	Total
(Expressed in Canadian Dollars)	Notes	$	$	$	$
Balance, April 1, 2021		3,644,245	327,302	—	3,971,547
Net loss		(40,057,309)	—	—	(40,057,309)
Exchange loss from translation of foreign subsidiaries		—	356,345	—	356,345
Comprehensive loss		(40,057,309)	356,345	—	(39,700,964)
Contribution from Field Trip Health Ltd. and Field Trip Psychedelics Inc.		34,052,952	—	—	34,052,952
Share-based payments	11	5,644,850	—	—	5,644,850
Balance, March 31, 2022		3,284,738	683,647	—	3,968,385
		Investment	Accumulated Other Comprehensive Income (Loss)	Non-controlling Interest	Total
		$	$	$	$
Balance, April 1, 2020		1,226,380	(50,041)	8,344	1,184,683
Net loss		(17,877,273)	0	1,934	(17,875,339)
Exchange gain from translation of foreign subsidiaries		(1,960)	376,790	59	374,889
Comprehensive income (loss)		(17,879,233)	376,790	1,993	(17,500,450)
Contribution from Field Trip Health Ltd. and Field Trip Psychedelics Inc.		18,606,924	—	—	18,606,924
Share-based payments	11	1,680,390	—	—	1,680,390
Purchase of non-controlling interest		9,784	553	(10,337)	—
Balance, March 31, 2021		3,644,245	327,302	—	3,971,547
The accompanying notes are an integral part of these combined carve-out financial statements.

SPINCO
COMBINED CARVE-OUT STATEMENTS OF CASH FLOWS
		For the Fiscal Year Ended March 31, 2022	For the Fiscal Year Ended March 31, 2021
(Expressed in Canadian dollars)	Notes	$	$
OPERATING ACTIVITIES
Net loss		(40,057,309)	(17,877,273)
Items not involving cash:
Depreciation and amortization	17	3,603,067	1,394,404
Share-based payments	11	5,644,850	2,880,143
Unrealized foreign exchange loss		52,816	91,054
Government assistance loan		(16,492)	(18,681)
Interest income	19	(28,388)	(18,597)
Interest expense	20	1,096,343	303,296
Expenses paid by Field Trip Health Ltd. and Field Trip Psychedelics Inc. on behalf of SpinCo		13,281,935	10,240,826
Net change in non-cash working capital	22	1,881,969	(1,030,693)
		(14,541,210)	(4,035,521)
Interest received		17,102	16,761
CASH RELATED TO OPERATING ACTIVITIES		(14,524,108)	(4,018,760)
INVESTING ACTIVITIES
Acquisition of property, plant and equipment		(2,980,377)	(1,978,790)
Development of intangible assets		(222,165)	(363,311)
Refundable security deposit paid for right-of-use assets		(422,353)	(181,256)
CASH RELATED TO INVESTING ACTIVITIES		(3,624,895)	(2,523,357)
FINANCING ACTIVITIES
Repayment of lease obligations	9	(2,009,586)	(806,651)
Investment from Field Trip Psychedelics Inc.		20,771,017	8,366,098
Loan received		20,000	40,000
CASH RELATED TO FINANCING ACTIVITIES		18,781,431	7,599,447
Net change in cash during the year		632,428	1,057,330
Effect of exchange rate on changes in cash		250,613	359,255
Cash, beginning of the year		1,892,175	475,590
CASH, END OF THE YEAR		2,775,216	1,892,175
Represented by:
Cash		1,998,665	1,304,134
Restricted cash		776,551	588,041
CASH, END OF YEAR		2,775,216	1,892,175
The accompanying notes are an integral part of these combined carve-out financial statements.

SPINCO
Notes to the Combined Carve-out Financial Statements
For the Fiscal Year Ended March 31, 2022 and 2021
1.   NATURE OF OPERATIONS
SpinCo (the “Company”) was incorporated under Canada Business Corporations Act on August 3, 2021 as Field Trip Training Inc. and subsequently changed its name to Field Trip Health Holdings Inc. (“FTHH”) on February 10, 2022. SpinCo is a wholly owned subsidiary of Field Trip Health Ltd. (“Field Trip”). The Company’s registered office and head office is located at 30 Duncan Street, Suite 401, Toronto, ON, M5V 2C3.
SpinCo develops and delivers psychedelic therapies. Psychedelic therapies are utilized in the treatment of mental health and mood disorders, such as severe depression, anxiety and post-traumatic stress disorder.
The Company’s primary focus is to develop proprietary, competitive and differentiated psychedelic therapies through innovation in therapeutic protocols, with a view of achieving the best patient outcomes in the treatment of mental health and mood disorders. The Company operates Clinics (as defined below) with a view of delivering legal psychedelic treatments to patients suffering from mental health and mood disorders.
The Company operates health centres (“Clinics”) across North America and the Netherlands providing Ketamine Assisted Psychotherapy (“KAP”) in Canada and the USA and psilocybin-assisted therapies in the Netherlands. The Clinics operated by the Company primarily operate as patient treatment centres for the treatment of mental health and mood disorders, while also providing its medical and therapeutic teams with opportunities to: (i) develop hands-on knowledge and experience to further improve on the existing therapeutic protocols to optimize and customize the safe and effective delivery of psychedelic-assisted therapy (“PAT”); and (ii) conduct clinical research studies through its Sites Management Organization (“SMO”) service offering. Through Field Trip at Home Inc., SpinCo will also distribute services related to ketamine therapy at home.
In support of the clinical business, Field Trip Digital (“FT Digital”) division develops digital tools such as the mobile application, “Trip”, and the patient application, “Portal”, to support and enhance the patient outcomes and experience. Further, the Company’s training division offers programs including both didactic and experiential training to therapists and medical professionals who wish to learn about KAP.
The Company also conducts botanical research in partnership with the University of the West Indies (“UWI”) through Field Trip Natural Products Inc. (“FTNP”). FTNP’s research program comprises the cultivation, as well as the identification and isolation of new substances contained in psilocybin mushrooms and other related fungi (the “Psilocybin Research”). Pursuant to a research agreement with UWI (the “Research Agreement”), the Company has leased a custom-built research and cultivation facility on the university campus (the “Jamaica Facility”).
2.   BASIS OF PREPARATION
The purpose of these combined carve-out financial statements is to provide general purpose historical financial information of the Company in connection with the plan of arrangement detailed in Note 27.
SpinCo historically did not exist as a separate legal and reporting group and no separate (statutory) financial statements were therefore prepared. Accordingly, for the purposes of evaluating the historical financial results of the SpinCo business and the preparing for capital market access, combined carve-out financial statements of SpinCo for the fiscal year ended March 31, 2022 and March 31, 2021 were prepared.
These combined carve-out financial statements present the financial position, results of operations, changes in net investment and cash flows of Field Trip’s clinic, digital and botanical research operations as if they had operated as a stand-alone entity, SpinCo, for the fiscal years March 31, 2022 and 2021. These combined carve-out financial statements have been prepared under the historical cost convention as detailed in the Company’s accounting policies in Note 3.
These combined carve-out financial statements have been primarily derived from the accounts of Field Trip’s wholly owned Canadian, U.S., Jamaican and Netherland subsidiaries and exclude the following entities and any residual unallocated expenses and balances from Field Trip Psychedelics Inc. (Canada) (“FTP”) and

SPINCO
Notes to the Combined Carve-out Financial Statements
For the Fiscal Year Ended March 31, 2022 and 2021
Field Trip: Field Trip Discovery Inc. (Canada), Field Trip Discovery USA Inc. (USA), and Field Trip Discovery Australia Pty Ltd. (Australia).
These combined carve-out financial statements also include an allocation of balances and transactions relating to both corporate office activities performed on behalf of the Company by Field Trip. The legal structure was not considered the key factor in determining the perimeter of the combined carve-out financial statements, but rather the basis of the economic activities. Legal entities related to SpinCo are described in the table below.
As these combined carve-out financial statements represent a portion of the business of Field Trip that was not organized as a stand-alone entity, the net assets of SpinCo have been reflected as net investment.
Management believes both the assumptions and the allocations underlying the combined carve-out financial statements of SpinCo are reasonable. However, as a result of the basis of presentation described above, these combined carve-out financial statements may not necessarily be indicative of the operating results and financial position that would have resulted had SpinCo historically operated as a stand-alone entity.
Statement of Compliance
The combined carve-out financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and interpreted by the IFRS Interpretations Committee (“IFRIC”). The combined carve-out financial statements have been prepared based on “carve-out” financial information from the consolidated financial statements of Field Trip Health Ltd. for the purpose of presenting the financial position, results of operations and cash flow of SpinCo on a stand-alone basis. The combined carve-out financial statements have been prepared on a going-concern basis.
These combined carve-out financial statements were approved for issue by the Board of Directors on August 11, 2022.
Basis of Combination and Carve-out
These combined carve-out financial statements include the accounts of the following entities, as indicated in the table below, ketamine clinics in the United States that are owned solely by state-licensed physicians and organized as physician practices or professional medical corporations, and allocation of expenses and balances from FTP and Field Trip.
Subsidiaries
Subsidiary	Jurisdiction	Functional Currency	% Ownership
Field Trip Health Canada Inc.	Ontario, Canada	Canadian Dollars	100%
Field Trip Health USA Inc.	Delaware, USA	United States dollars	100%
Field Trip Health Holdings Inc.(i)	Ontario, Canada	Canadian dollars	100%
Field Trip Health B.V.	Netherlands	Euros	100%
Field Trip Digital Canada Inc.	Ontario, Canada	Canadian dollars	100%
Field Trip Digital USA Inc.	Delaware, USA	United States dollars	100%
Field Trip Digital LLC	Delaware, USA	United States dollars	100%
Field Trip Natural Products Limited	Kingston, Jamaica	United States dollars	100%
Field Trip Training USA Inc.	Delaware, USA	United States dollars	100%

(i)
On February 10, 2022, the name of entity Field Trip Training Inc. was changed to Field Trip Health Holdings Inc. which will be used as the holding company for all the entities which will be housed under SpinCo.

SPINCO
Notes to the Combined Carve-out Financial Statements
For the Fiscal Year Ended March 31, 2022 and 2021
Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly and indirectly, to govern the financial and operating policies of an entity and be exposed to the variable returns from its activities. The financial statements of subsidiaries are included in the combined carve-out financial statements from the date that control commences until the date the control ceases. All significant intercompany balances and transactions have been eliminated upon consolidation.
Professional Medical Corporations (“PCs”)
SpinCo’s agreements with the PCs generally consist of Management Services Agreements (“MSAs”), which provide for various administrative and management services to be provided by the Company to the PC, and Succession Agreements, which provide for transition of ownership of the PCs under certain conditions.
The MSAs typically provide that the term of the arrangements is twenty years with automatic renewal for successive five-year terms, subject to termination by SpinCo or the PC in certain specified circumstances. The Company has the right to receive income as an ongoing administrative fee in an amount that represents fair value of services rendered and has provided all financial support through loans to the PCs. SpinCo is the sole and exclusive provider of all non-medical business management, information management, marketing, support and personnel, equipment and supplies as are reasonably necessary for the day-to-day administration, operation, and non-medical management of the PCs. The Company directs and trains PC staff in the use of its proprietary psychotherapy protocols and establishes the guidelines for the employment and compensation of the physicians and other employees of the PCs. The PCs are branded as SpinCo clinics using its marketing collaterals and logo. In addition, SpinCo holds a security interest in all PC revenue and proceeds as collateral.
Under the terms of the Succession Agreement, SpinCo has the right to designate a successor shareholder in the event of a succession event. The outstanding voting equity instruments of the PCs are owned by successor shareholders appointed by SpinCo or other shareholders who are also subject to the terms of the Succession Agreements.
Based upon the provisions of these agreements, SpinCo determined that the PCs are controlled by the Company. The contractual arrangement to provide management services allows SpinCo to direct the economic activities that most significantly affect the PC. Accordingly, the Company is the primary beneficiary of the PCs and consolidates the PCs in accordance with IFRS 10, Consolidated Financial Statements. Furthermore, as a direct result of nominal initial equity contributions by the physicians, the financial support SpinCo provides to the PCs (e.g., loans) and the provisions of the successor shareholder succession arrangements described above, the interests held by non-controlling interest holders lack economic substance and do not provide them with the ability to participate in the residual profits or losses generated by the PCs. Therefore, all income and expenses recognized by the PCs are allocated to SpinCo shareholders.
3.   SIGNIFICANT ACCOUNTING POLICIES
The accounting policies and use of estimates and judgments described below have been applied consistently in these combined carve-out financial statements by the Company and its subsidiaries.
Cash
Cash comprises of cash in bank.
Restricted Cash
Restricted cash comprises cash held as collateral against FTP’s credit card limit and cash held at the PCs, which under the terms of the MSA, must be used to pay PC personnel and expenses before satisfying prior and current management fees.
Property, Plant and Equipment
Property, plant and equipment (“PP&E”) are recorded at cost, net of accumulated depreciation and/or accumulated impairment losses.

SPINCO
Notes to the Combined Carve-out Financial Statements
For the Fiscal Year Ended March 31, 2022 and 2021
The Company allocates the amount initially recognized in respect of an item of PP&E to its significant components and amortizes each such part separately. Residual values, method of depreciation and useful lives of the assets are reviewed annually or more frequently if required, and any changes in these estimates are adjusted prospectively.
Depreciation is calculated over the estimated useful lives of the assets, as follows:
Leasehold improvements	Shorter of asset life and term of lease	Straight-line
Furniture and fixtures	5 years	Straight-line
Medical and laboratory equipment	5 years	Straight-line
Computer equipment	3 years	Straight-line
Construction in progress	No term	Not depreciated
Construction in progress is transferred to PP&E when the assets are available for use and depreciation of the assets commences at that point.
Intangible Assets
Finite-life intangible assets are recorded at cost less accumulated amortization and accumulated impairment losses. Residual values, method of amortization and useful lives of the assets are reviewed annually or more frequently if required, and any changes in these estimates are adjusted prospectively. Amortization is provided on a straight-line basis over the following terms:
Field Trip Health website	4 years	Straight-line
Field Trip Health Portal	4 years	Straight-line
Trip App	4 years	Straight-line
Software in progress	No term	Not amortized
Software in progress is transferred to Field Trip Health website, Field Trip Health Portal and Trip App when the assets are available for use and amortization of the assets commences at that point.
Research and Development
Expenditures on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, are recognized in profit or loss as incurred.
Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to complete development and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are expensed as incurred.
Research and development expenses include all direct and indirect operating expenses supporting the products in development. The costs incurred in establishing and maintaining patents are expensed as incurred.
Leases
Right-of-use assets
Leased assets are capitalized at the commencement date of the lease and are composed of the initial lease liability amount, initial direct costs incurred when entering the lease, less any lease incentives received. Right-of-use assets are amortized on a straight-line basis over the life of the underlying lease agreement. The terms for each lease can vary from one to ten years.

SPINCO
Notes to the Combined Carve-out Financial Statements
For the Fiscal Year Ended March 31, 2022 and 2021
Lease obligations
The lease liability is measured at the present value of the fixed payments and variable lease payments that pertain to an index or rate, net of cash lease incentives that are not paid at the commencement date. Lease payments are apportioned between interest expense and reduction of the lease liability using the rate implicit in the lease to achieve a constant rate of interest on the remaining balance of the liability. If this rate cannot be readily determined, the Company uses its incremental borrowing rate.
Variable lease payments that do not depend on an index or a rate are recognized as expenses in the period in which the event or condition that triggers the payment occurs.
Short-term leases
The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less. The lease payments associated with these leases are expensed on a straight-line basis over the lease term.
Security deposits
Lease security deposits are recorded at the present value of the future fixed repayments, using the rate implicit in the lease. If this rate cannot be readily determined, the Company uses its incremental borrowing rate.
Impairment of Non-Financial Assets
The carrying amounts of the Company’s non-financial assets are reviewed at each reporting date to determine whether there is any indication of impairment. If such an indication exists, the recoverable amount is estimated. For the purpose of measuring recoverable amounts, assets are grouped at the lowest levels for which there are separately identifiable cash inflows or cash-generating units (“CGUs”). The recoverable amount is the higher of an asset’s fair value less cost of disposal and value in use (being the present value of the expected future cash flows of the relevant asset or CGU). An impairment loss is recognized for the amount by which the asset’s carrying value exceeds its recoverable amount.
An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.
Financial Instruments
Financial assets and liabilities are recorded on the combined carve-out statements of financial position when the Company becomes a party to the financial instrument.
Classification and measurement of financial instruments
The Company measures a financial instrument at its fair value, adjusted for in the case of a financial instrument not at fair value through profit or loss (“FVTPL”), transaction costs that are directly attributable to the acquisition of the financial instrument. Transaction costs of financial instruments carried at FVTPL are expensed in profit (loss).
Subsequent measurement of financial assets and liabilities depends on the Company’s business model for managing the asset or liability and the cash flow characteristics of the asset or liability. There are three measurement categories in which the Company classifies its financial instruments:

SPINCO
Notes to the Combined Carve-out Financial Statements
For the Fiscal Year Ended March 31, 2022 and 2021
Amortized cost
Financial assets and liabilities that are held for collection or payment of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. Finance income or expense from these financial instruments is recorded in profit or loss using the effective interest rate method.
Fair value through other comprehensive income (“FVOCI”)
Financial assets and liabilities that are held for collection or payment of contractual cash flows and for selling or acquiring the financial instruments. Changes in the carrying amount are taken through other comprehensive income (“OCI”), except for the recognition of impairment gains or losses, interest income and foreign exchange gains and losses, which are recognized in net income (loss). When the financial asset or liability is derecognized, the cumulative gain or loss previously recognized in OCI is reclassified from equity to net income (loss).
Fair value through profit and loss
Financial assets and liabilities that do not meet the criteria for amortized cost or FVOCI are measured at FVTPL. Subsequent fair value gains or losses are recognized in profit or loss to the extent they are not part of a designated hedging relationship. The net gain or loss recognized in profit or loss includes any dividend or interest earned on the financial asset and is included in the “other gains and losses” line item (if any).
The Company has classified its financial instruments as follows:
Financial instrument	Classification
Assets
Cash	Amortized cost
Restricted cash	Amortized cost
Accounts receivable (excluding sales tax receivable)	Amortized cost
Lease security deposits	Amortized cost
Liabilities
Accounts payable and accrued liabilities	Amortized cost
Loan payable	Amortized cost
Impairment of Financial Assets
For the impairment of financial assets, the Company is required to apply an expected credit loss (“ECL”) model to all financial assets not held at FVTPL, where credit losses that are expected to transpire in future years are provided for, irrespective of whether a loss event has occurred or not as at the date of the combined carve-out statement of financial position. The Company recognizes a loss allowance for expected credit losses on account receivables, which are measured at amortized cost.
For trade receivables, the Company applies a simplified approach in calculating ECLs. Therefore, the Company does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. The Company has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.
Net Investment
Field Trip’s investment in the operations of SpinCo is presented as total net Investment in these combined carve-out financial statements. Total net investment represents capital invested and accumulated net earnings of the operations.

SPINCO
Notes to the Combined Carve-out Financial Statements
For the Fiscal Year Ended March 31, 2022 and 2021
Functional Currency
The Company’s presentation currency is the Canadian dollar. For each entity, the Company determines the functional currency and items included in the financial statements of each entity are measured using that functional currency.
Transactions in foreign currencies are initially recorded by the entities at their respective functional currency spot rates at the date the transaction first qualifies for recognition. Monetary assets and liabilities denominated in foreign currencies are translated at period-end exchange rates and non-monetary items are translated at historical exchange rates. Realized and unrealized exchange gains and losses are recognized in the combined carve-out statements of profit (loss).
Upon consolidation, the assets and liabilities of foreign operations are translated into Canadian dollars using the period-end exchange rates. Income, expenses, and cash flows of foreign operations are translated into Canadian dollars using average exchange rates. Exchange differences resulting from the translation of foreign operations into Canadian dollars are recognized in other comprehensive income and accumulated in net investment.
Share-Based Payments
Share-based payments to employees and others providing similar services are measured at the estimated fair value of the instruments issued on the grant date and amortized over the vesting period. Share-based payments to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued if it is determined that the fair value of the goods or services cannot be reliably measured and are recorded at the date the goods or services are received. The amount recognized as an expense is adjusted to reflect the number of awards expected to vest.
Revenue Recognition
The Company generates revenue from the provision of psychotherapy services performed at its clinic locations.The Company uses the following five-step contract-based analysis of transactions to determine if, when and how much revenue can be recognized:
1.   Identify the contract with a customer.
2.   Identify the performance obligation(s) in the contract.
3.   Determine the transaction price.
4.   Allocate the transaction price to the performance obligation(s) in the contract; and
5.   Recognize revenue when or as the Company satisfies the performance obligation(s).
The Company earns revenue from patients by offering various KAP programs in Canada and the USA and psilocybin-assisted therapies in the Netherlands. The number of sessions in each KAP and psilocybin-assisted therapy program vary; however, the structure and pricing remain consistent at each location. The KAP programs contain a combination of psychotherapy and ketamine administration appointments. The psilocybin-assisted therapy programs contain a combination of psychotherapy and psilocybin truffles.
The Patient Services Agreement (“PSA”) between the clinic and patient outlines the clinic’s protocol, pricing, payment terms, cancellation fees and refund policy. Each session in the PSA has an assigned standalone value. Patients can cancel their treatment at any time and receive a full refund on sessions not yet completed, if sessions are paid in advance. Based on these terms, each session is an individual performance obligation and patient service revenues are recognized over a period of time as performance of obligations is completed.

SPINCO
Notes to the Combined Carve-out Financial Statements
For the Fiscal Year Ended March 31, 2022 and 2021
Payment of the transaction price for patient counselling is typically due prior to the services being rendered and, therefore, the transaction price is recognized as a contract liability, or deferred revenue, when payment is received. Contract liabilities are subsequently recognized as revenue when the Company fulfils its performance obligations.
Income Taxes
Income tax expense consisting of current and deferred tax expense is recognized in the combined carve-out statements of loss and comprehensive loss. Current tax expense is the expected tax payable on the taxable income for the period, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous periods.
Deferred tax assets and liabilities and the related deferred income tax expense or recovery are recognized for deferred tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment occurs.
A deferred tax asset is recognized to the extent that it is probable that future taxable income will be available against which the asset can be utilized.
Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.
Provisions
The Company recognizes provisions if there is a present obligation as a result of a past event, it is probable that the Company will be required to settle that obligation and the obligation can be reliably estimated. The amount recognized as a provision, if any, reflects management’s best estimate of the consideration required to settle the present obligation at the reporting date, taking into account the risks and uncertainties surrounding the obligation.
Net Income or Loss Per Common Share
Basic net income or loss per common share is calculated by using the weighted average number of common shares outstanding during the year. Diluted net income or loss per common share is computed similar to basic net income or loss per common share, except that the weighted average number of shares outstanding is increased to include additional shares for the assumed exercise of stock options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding options and warrants were exercised and the proceeds from such exercises were used to acquire common stock at the average market price during the reporting period.
Given the Company’s loss position, basic and diluted loss per common share are the same and stock options and warrants are excluded from the weighted average number of shares outstanding since they are anti-dilutive.
Use of Estimates and Judgments
The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of these combined carve-out financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from these estimates and such differences could be

SPINCO
Notes to the Combined Carve-out Financial Statements
For the Fiscal Year Ended March 31, 2022 and 2021
material. The Company reviews its estimates and underlying assumptions on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and may impact future periods.
Key areas of judgment and estimation or use of managerial assumptions are as follows:
Allocations
Field Trip and FTP paid certain costs and performed certain activities on behalf of SpinCo. Accordingly, an allocation of certain balances and transactions pertaining to the above mentioned entities have been included in these combined carve-out financial statements.
Compensation-related costs have been allocated using methodologies primarily based on proportionate time spent on Field Trip’s respective activities. These cost allocations have been determined on a basis considered to be a reasonable reflection of the utilization of services provided to the Company.
Share-based payments and warrants
The fair value of share-based compensation expense and warrants is estimated using the Black-Scholes option pricing model, which is based on a number of significant estimates, such as the expected life of the option or warrant and the volatility of the underlying share price. Such estimates and assumptions are inherently uncertain, and any changes in these assumptions affect the fair value estimates of share-based compensation expense and warrants. Refer to note 11 for further details
In addition, the Company estimates the rate of forfeiture of options granted. Expected forfeitures are estimated at the date of grant and subsequently adjusted if further non-market-based information indicates actual forfeitures may vary from the original estimate. Any revisions are recognized in profit and loss such that the cumulative expense reflects the revised estimate.
Incremental borrowing rate
In determining the appropriate measurement of lease liabilities, the Company is required to estimate the incremental borrowing rate (“IBR”) specific to the transaction. The IBR applied reflects the interest rate that the Company would have to pay to borrow a similar amount at a similar term and with a similar security. Refer to note 9 for additional details.
Future Accounting Changes
IAS 1 — Classification of Liabilities as Current or Non-Current
In January 2021, the IASB issued a narrow scope amendment to IAS 1 — Classification of Liabilities as Current or Non-Current, which affects only the presentation of liabilities in the statement of financial position and not the amount or timing of their recognition. The amendment clarifies that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period and specifies that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability. It also introduces a definition of settlement to make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services. The amendment is effective for annual reporting periods beginning on or after January 1, 2023. Earlier application is permitted. The implementation of this amendment is not expected to have a significant impact on the Company.
IAS 8 — Accounting Policies, Changes in Accounting Estimates and Errors
In February 2021, the IASB issued an amendment to IAS 8 — Accounting Policies, Changes in Accounting Estimates and Errors. The amendment introduces the definition of an accounting estimate and sets criteria to help entities distinguish changes in accounting estimates from changes in accounting policies. The amendment

SPINCO
Notes to the Combined Carve-out Financial Statements
For the Fiscal Year Ended March 31, 2022 and 2021
is effective for annual periods beginning on or after January 1, 2023 and changes in accounting policies and changes in accounting estimates that occur on or after the start of that period. Earlier application is permitted.
4.   RESTRICTED CASH
	As at March 31, 2022	As at March 31, 2021
	$	$
Funds held as collateral	100,602	100,501
Funds held at PCs	675,949	487,540
	776,551	588,041
As at March 31, 2022, the Company had $100,602 of restricted cash held as collateral against Field Trip Psychedelics Inc.’s credit card limit (March 31, 2021 – $100,501). The funds are invested in two cashable GIC accounts. $35,212 matures on November 6, 2022, and $65,390 matures on January 20, 2023. The Company also had $675,949 (March 31, 2021 – $487,540) of restricted cash held at the PCs, which, under the terms of the MSA, must be used to pay PC personnel and expenses before satisfying prior and current management fees.
5.   ACCOUNTS RECEIVABLE
	As at March 31, 2022	As at March 31, 2021
	$	$
Trade receivables	250,139	21,253
Sales tax receivable	552,508	685,213
Other receivables	250,430	23,527
	1,053,077	729,993
Trade receivables relate to amounts receivable from patients for treatments completed at the Clinics and are shown net of an allowance for doubtful accounts of $60,295 as at March 31, 2022 (March 31, 2021 – nil). Other receivables mainly relate to refunds owed to SpinCo for research and development and government credit program.
6.   OTHER ASSETS
	As at March 31, 2022	As at March 31, 2021
	$	$
Prepaid expenses	610,191	651,967
Lease security deposits	678,854	539,028
	1,289,045	1,190,995
Less amounts due within one year	(614,023)	(709,252)
Non-current balance	675,022	481,743

SPINCO
Notes to the Combined Carve-out Financial Statements
For the Fiscal Year Ended March 31, 2022 and 2021
7.   PROPERTY, PLANT AND EQUIPMENT
March 31, 2022
Cost	Leasehold Improvements $	Furniture & Fixtures $	Computer Equipment $	Medical & Laboratory Equipment $	Construction in Progress $	Total $
Balance, April 1, 2021	1,243,119	334,600	447,753	276,949	252,732	2,555,153
Additions	1,181,299	299,476	527,198	141,624	962,637	3,112,234
Assets in use	237,210	—	—	—	(237,210)	—
Foreign currency translation adjustment	(9,338)	(6,876)	(11,150)	(1,740)	(15,519)	(44,623)
Balance, March 31, 2022	2,652,290	627,200	963,801	416,833	962,640	5,622,764
Accumulated depreciation
Balance, April 1, 2021	(228,264)	(32,817)	(71,050)	(24,205)	—	(356,336)
Depreciation expense	(400,165)	(102,879)	(238,927)	(68,954)	—	(810,925)
Foreign currency translation adjustment	3,413	837	1,984	438	—	6,672
Balance, March 31, 2022	(625,016)	(134,859)	(307,993)	(92,721)	—	(1,160,589)
Net book value as at
March 31, 2022	2,027,274	492,341	655,808	324,112	962,640	4,462,175
March 31, 2021	1,014,855	301,783	376,703	252,744	252,732	2,198,817
March 31, 2021
Cost	Leasehold Improvements $	Furniture & Fixtures $	Computer Equipment $	Medical & Laboratory Equipment $	Construction in Progress $	Total $
Balance, April 1, 2020	342,590	56,187	78,770	5,533	106,402	589,482
Additions	305,944	233,167	369,392	272,045	798,242	1,978,790
Assets in use	594,585	45,246	—	—	(639,831)	—
Foreign currency translation adjustment	—	—	(409)	(629)	(12,081)	(13,119)
Balance, March 31, 2021	1,243,119	334,600	447,753	276,949	252,732	2,555,153
Accumulated depreciation
Balance, April 1, 2020	(8,645)	(1,041)	(4,111)	(239)	—	(14,036)
Depreciation expense	(221,473)	(32,298)	(67,740)	(24,500)	—	(346,011)
Foreign currency translation adjustment	1,854	522	801	534	—	3,711
Balance, March 31, 2021	(228,264)	(32,817)	(71,050)	(24,205)	—	(356,336)
Net book value as at
March 31, 2021	1,014,855	301,783	376,703	252,744	252,732	2,198,817
March 31, 2020	333,945	55,146	74,659	5,294	106,402	575,446

SPINCO
Notes to the Combined Carve-out Financial Statements
For the Fiscal Year Ended March 31, 2022 and 2021
During the fiscal year ended March 31, 2022, $237,210 relating to the completion of the construction of the Amsterdam Clinic was transferred from construction in progress to leasehold improvements.
8.   INTANGIBLE ASSETS
March 31, 2022
	Field Trip Health Website	Field Trip Health Portal$	Trip App$	Software in Progress$	Total
Cost	$	$	$	$	$
Balance, April 1, 2021	175,314	165,854	149,117	—	490,285
Additions	7,591	85,409	129,165	—	222,165
Balance, March 31, 2022	182,905	251,263	278,282	—	712,450
Accumulated amortization
Balance, April 1, 2021	(43,257)	(10,728)	(9,176)	—	(63,161)
Amortization expense	(45,342)	(59,871)	(60,722)	—	(165,935)
Balance, March 31, 2022	(88,599)	(70,599)	(69,898)	—	(229,096)
Net book value as at
March 31, 2022	94,306	180,664	208,384	—	483,354
March 31, 2021	132,057	155,126	139,941	—	427,124
March 31, 2021
	Field Trip Health Website	Field Trip Health Portal	Trip App	Software in Progress	Total
Cost	$	$	$	$	$
Balance, April 1, 2020	126,974	—	—	—	126,974
Additions	48,340	—	—	314,971	363,311
Assets in use	—	165,854	149,117	(314,971)	—
Balance, March 31, 2021	175,314	165,854	149,117	—	490,285
Accumulated amortization
Balance, April 1, 2020	(1,994)	—	—	—	(1,994)
Amortization expense	(41,263)	(10,728)	(9,176)	—	(61,167)
Balance, March 31, 2021	(43,257)	(10,728)	(9,176)	—	(63,161)
Net book value as at
March 31, 2021	132,057	155,126	139,941	—	427,124
March 31, 2020	124,980	—	—	—	124,980
9.   LEASES
The Company leases real property for its Toronto office, clinical locations in North America and Netherland and its research facility in Jamaica. Right-of-use assets consist of the following as at March 31, 2022 and 2021:

SPINCO
Notes to the Combined Carve-out Financial Statements
For the Fiscal Year Ended March 31, 2022 and 2021
March 31, 2022
Total
Cost	$
Balance, April 1, 2021	8,266,366
Additions	22,924,757
Foreign currency translation adjustment	(230,155)
Balance, March 31, 2022	30,960,968
Accumulated depreciation
Balance, April 1, 2021	(1,084,008)
Depreciation expense	(2,626,207)
Foreign currency translation adjustment	34,581
Balance, March 31, 2022	(3,675,634)
Net book value as at
March 31, 2022	27,285,334
March 31, 2021	7,182,358
March 31, 2021
Total
Cost	$
Balance, April 1, 2020	1,762,951
Additions	6,600,558
Foreign currency translation adjustment	(97,143)
Balance, March 31, 2021	8,266,366
Accumulated depreciation
Balance, April 1, 2020	(130,290)
Depreciation expense	(987,226)
Foreign currency translation adjustment	33,508
Balance, March 31, 2021	(1,084,008)
Net book value as at
March 31, 2021	7,182,358
March 31, 2020	1,632,661
Lease obligations consist of the following as at March 31, 2022 and 2021:

SPINCO
Notes to the Combined Carve-out Financial Statements
For the Fiscal Year Ended March 31, 2022 and 2021
March 31, 2022
Total
$
As at April 1, 2021	7,473,807
Additions during the year	22,645,828
Foreign currency translation adjustment	(180,793)
Payments during the year	(2,009,586)
Interest expense during the year	1,091,800
29,021,056
Less amounts due within one year	(2,306,823)
Long-term balance	26,714,233
March 31, 2021
Total
$
As at April 1, 2020	1,541,205
Additions during the year	6,514,499
Foreign currency translation adjustment	(76,749)
Payments during the year	(806,651)
Interest expense during the year	301,503
7,473,807
Less amounts due within one year	(1,070,435)
Long-term balance	6,403,372
The incremental borrowing rate applicable for the leases ranges from 4.65% to 6.65%.
The following is a maturity analysis for undiscounted lease payments that are reflected in the lease obligations as at March 31, 2022 and 2021:
March 31, 2022
Total
$
Less than 1 year	3,855,603
1 to 2 years	4,095,956
2 to 3 years	4,199,164
3 to 4 years	4,340,931
4 to 5 years	4,118,710
Beyond 5 years	16,728,699
37,339,063

SPINCO
Notes to the Combined Carve-out Financial Statements
For the Fiscal Year Ended March 31, 2022 and 2021
March 31, 2021
Total
$
Less than 1 year	1,477,942
1 to 2 years	1,319,214
2 to 3 years	976,531
3 to 4 years	981,128
4 to 5 years	1,006,984
Beyond 5 years	3,701,706
9,463,505
Short-term lease and variable lease payments were $392,231 for the fiscal year ended March 31, 2022 (March 31, 2021 – $249,485). The Company’s future cash outflows may change due to variable lease payments. The Company is committed for estimated additional variable (non-lease) rent payment obligations as follows:
	Additional Rent Payments	< 1 year	1 – 2 years	2 – 3 years	3 – 4 years	4 – 5 years	More than 5 years
	$	$	$	$	$	$	$
Total	5,251,405	750,769	683,039	616,934	619,064	519,283	2,062,316
These additional (non-lease) rent payments are variable, and therefore have not been included in the right-of-use asset or lease obligations.
10.   ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
	As at March 31, 2022	As at March 31, 2021
	$	$
Trade payables	593,849	1,018,232
Accrued liabilities	3,455,031	1,092,446
	4,048,880	2,110,678
As at March 31, 2022, the Company accrued an amount of $1,967,823 related to personnel costs (March 31, 2021 – $671,897) included in accounts payable and accrued liabilities.
11.   SHARE-BASED PAYMENTS
Field Trip has two share-based compensation plans: the “Stock Option Plan” and the “Long-Term Incentive Option Plan”. Directors, officers, employees and consultants of SpinCo are granted options from Field Trip shared-based compensation plans as a form of retention and incentive compensation.
Long-Term Incentive Option Plan
On April 2, 2019, the directors of Field Trip authorized option agreements with each of the five founding executives of FTP. Under the terms of the agreement, each option holder received 1,800,180 options to purchase Class A shares at an exercise price of $0.00001. The options vest over a period of four years and expire on the fifth anniversary of the grant date.
On August 11, 2020, Field Trip accelerated the vesting of all 9,000,900 outstanding long-term incentive options which were immediately exercised. SpinCo recognized 7,200,720 of the Field Trip Long Term Incentive Option, representing four of the founders employed in the combined carve-out financial statements.

SPINCO
Notes to the Combined Carve-out Financial Statements
For the Fiscal Year Ended March 31, 2022 and 2021
Stock Option Plan
On August 1, 2019, the directors of Field Trip authorized the establishment of the “Stock Option Plan”. The maximum number of common shares that will be reserved for issuance under the Stock Option Plan shall be 15% of the issued and outstanding common shares from time to time, on a non-diluted basis. For the avoidance of doubt, Long-Term incentive options are excluded from the Stock Option Plan maximum. Common shares in respect of options that have been exercised, cancelled, surrendered, or terminated or that expire without being exercised shall again be available for issuance under the Plan.
As at March 31, 2022, the number of options available for issuance under the Stock Option Plan was 2,666,078.
Under the Stock Option Plan, Field Trip may grant options to purchase common shares to officers, directors, employees or consultants of Field Trip or its affiliates, including SpinCo. Options issued under the Stock Option Plan are granted for a term not exceeding ten years from the date of grant. All options issued to date have a life of ten years or less. In general, options have vested either immediately upon grant or over a period of four to ten years.
The following is a schedule of the options outstanding related to SpinCo as at March 31, 2022 and 2021:
March 31, 2022
	Options #	Range of Exercise Price $	Weighted Average Exercise Price $
Balance, April 1, 2021	4,388,303	0.50 – 8.25	2.35
Stock Option Plan – Granted	1,426,286	1.65 – 7.74	6.07
Stock Option Plan – Forfeit	(738,378)	0.50 – 8.00	3.92
Stock Option Plan – Exercised	(422,166)	0.50 – 2.68	0.70
Balance, March 31, 2022	4,654,045	0.50 – 8.25	3.39
March 31, 2021
	Options #	Range of Exercise Price $	Weighted Average Exercise Price $
Balance, April 1, 2020	9,277,526	0.00001 – 0.50	0.10
Stock Option Plan – Granted	2,623,247	0.50 – 8.25	3.61
Stock Option Plan – Forfeit	(168,334)	0.50 – 2.00	0.89
Stock Option Plan – Exercised	(7,344,136)	0.00001 – 2.00	0.02
Balance, March 31, 2021	4,388,303	0.50 – 8.25	2.35
The fair value of each tranche is measured at the date of grant using the Black-Scholes option pricing model.
Weighted average of option model inputs and fair value for options granted during the fiscal year ended March 31, 2022 and March 31, 2021 were as follows:
March 31, 2022
Options #	Share Price $	Exercise Price $	Risk-free Interest Rate %	Expected Life (years)	Volatility Factor %	Fair Value per Option $
1,426,286	6.07	6.07	1.4	9	103	5.17

SPINCO
Notes to the Combined Carve-out Financial Statements
For the Fiscal Year Ended March 31, 2022 and 2021
March 31, 2021
Options #	Share Price $	Exercise Price $	Risk-free Interest Rate %	Expected Life (years)	Volatility Factor %	Fair Value per Option $
2,623,247	3.61	3.61	0.8	9	110	3.11
The following table summarizes the outstanding and exercisable options as at March 31, 2022 and March 31, 2021:
March 31, 2022
Exercise Price Range $	Options #	Remaining Contractual Life (years)	Weighted Average Exercise Price $	Vested Options #	Weighted Average Exercise Price $
0.50	1,739,617	7	0.50	778,632	0.50
1.65 – 2.35	680,896	8	2.00	235,024	2.00
2.55 – 3.83	50,000	6	2.87	8,332	2.68
3.83 – 5.75	1,016,747	8	5.13	232,172	4.92
5.75 – 8.25	1,166,785	8	6.99	115,729	7.98
0.5 – 8.25	4,654,045	8	3.39	1,369,889	2.15
March 31, 2021
		Outstanding		Exercisable
Exercise Price Range $	Options #	Remaining Contractual Life (years)	Weighted Average Exercise Price $	Vested Options #	Weighted Average Exercise Price $
0.50	2,278,806	8	0.50	562,736	0.50
2.00	792,000	8	2.00	16,666	2.00
2.01 – 3.83	65,000	9	2.68	—	—
3.84 – 5.75	902,497	9	5.03	4,166	5.01
5.76 – 8.25	350,000	9	8.17	—	—
0.50 – 8.25	4,388,303	9	2.35	583,568	0.58
Jamaica Facility Shares
Field Trip is committed to issue 1,200,000 fully paid-up common shares to Darwin Inc. (the “Jamaica Facility Shares”). Darwin Inc. will manage the construction and project management of the Jamaica Facility, oversee the operations of the Jamaica Facility, and manage government relations.
The 1,200,000 common shares will be issued as per the following closing milestones:
•
600,000 upon the commencement of research in the newly renovated research facility, which was met and issued on September 25, 2020;

•
150,000 following one year from the initial closing date (June 22, 2021 or the “Cliff”);

•
450,000 on a prorated basis quarterly, commencing on the first calendar quarter following the Cliff and ending on the date that is 36 months following the Cliff. For the period following the Cliff from

SPINCO
Notes to the Combined Carve-out Financial Statements
For the Fiscal Year Ended March 31, 2022 and 2021
June 30, 2021 to March 31, 2022, the Company issued three quarterly installments, being a total of 112,500 shares. As of March 31, 2022, the Company has 337,500 Jamaica Facility shares still outstanding to be issued.
Summary of Stock-based Compensation
	Fiscal Year Ended March 31, 2022	Fiscal Year Ended March 31, 2021
	$	$
Stock option compensation expense – Stock Option Plan	5,522,213	1,160,486
Stock option compensation expense – Long Term Incentive Options	—	193,219
Stock-based compensation expense – Jamaica Facility Shares	122,637	1,526,438
Stock-based compensation expense	5,644,850	2,880,143
	Fiscal Year Ended March 31, 2022	Fiscal Year Ended March 31, 2021
	$	$
Stock option compensation expense – General and administration	4,900,874	1,180,522
Stock option compensation expense – Patient service expense	512,956	93,414
Stock option compensation expense – Research and development	116,616	1,547,470
Stock option compensation expense – Sales and marketing	114,404	58,737
Stock-based compensation expense	5,644,850	2,880,143
12.   NET LOSS PER SHARE
For the fiscal year ended March 31, 2022 and March 31, 2021, basic loss per share and diluted loss per share were the same, as the Company recorded a net loss for both years and the exercise of any potentially dilutive instruments would be anti-dilutive.
Instruments that could potentially dilute basic earnings includes common share stock options and shares related to the Jamaica Facility arrangement (Note 11).
	Fiscal Year Ended March 31, 2022	Fiscal Year Ended March 31, 2021
Loss attributable to common shares ($)	(40,057,309)	(17,877,273)
Weighted average number of shares outstanding – basic and diluted (#)	49,656,441	28,432,833
Loss per common share, basic and diluted ($)	(0.81)	(0.63)

SPINCO
Notes to the Combined Carve-out Financial Statements
For the Fiscal Year Ended March 31, 2022 and 2021
13.   GENERAL AND ADMINISTRATION
	Fiscal Year Ended March 31, 2022	Fiscal Year Ended March 31, 2021
	$	$
Personnel costs	9,731,852	4,723,155
External services	5,684,658	2,411,030
Share-based payments (Note 11)	4,900,874	1,180,522
Travel and entertainment	1,474,995	387,690
IT and technology	1,857,999	655,950
Office and general	764,758	155,205
Total general and administration	24,415,136	9,513,552
Personnel costs include compensation paid to its corporate headquarters and operations staff, as well as medical office administration staff located at its various clinic locations.
14.   OCCUPANCY COSTS
	Fiscal Year Ended March 31, 2022	Fiscal Year Ended March 31, 2021
	$	$
Operating rent expense (Note 9)	392,231	249,485
Taxes, maintenance, insurance	121,989	37,738
Minor furniture and fixtures	919,732	507,976
Utilities and services	234,033	102,192
Total occupancy costs	1,667,985	897,391
15.   SALES AND MARKETING
	Fiscal Year Ended March 31, 2022	Fiscal Year Ended March 31, 2021
	$	$
Brand and public relations	1,255,436	731,511
Conference fees	102,857	78,783
Personnel costs	546,231	358,499
Share-based payments (Note 11)	114,404	58,737
External marketing services	1,633,260	464,119
Other marketing	241,238	8,783
Total sales and marketing	3,893,426	1,700,432

SPINCO
Notes to the Combined Carve-out Financial Statements
For the Fiscal Year Ended March 31, 2022 and 2021
16.   RESEARCH AND DEVELOPMENT
	Fiscal Year Ended March 31, 2022	Fiscal Year Ended March 31, 2021
	$	$
External services	—	97,605
Personnel costs	138,408	95,115
Share-based payments (Note 11)	116,616	1,547,470
Supplies and services	97,448	70,298
Total research and development	352,472	1,810,488
The expenditures above relate to research and development activities that do not qualify for capitalization based on the Company’s accounting policies for capitalization of development costs. They have therefore been recognized as an expense during the fiscal years ended March 31, 2022 and March 31, 2021.
17.   DEPRECIATION AND AMORTIZATION
	Fiscal Year Ended March 31, 2022	Fiscal Year Ended March 31, 2021
	$	$
Property, plant and equipment (Note 7)	810,925	346,011
Right-of-use assets (Note 9)	2,626,207	987,226
Intangible assets (Note 8)	165,935	61,167
Total depreciation and amortization	3,603,067	1,394,404
18.   PATIENT SERVICES EXPENSE
	Fiscal Year Ended March 31, 2022	Fiscal Year Ended March 31, 2021
	$	$
Personnel costs	8,112,830	1,768,447
Share-based payments (Note 11)	512,956	93,414
Supplies and services	419,481	116,048
Payment provider fees	104,969	17,197
Total patient services expense	9,150,236	1,995,106
Patient services expense is composed of direct costs incurred by the clinics to generate patient services revenue.
19.   INTEREST INCOME
	Fiscal Year Ended March 31, 2022	Fiscal Year Ended March 31, 2021
	$	$
Interest income on refundable lease deposit	25,185	7,549
Interest income on bank balances	3,203	11,048
Total interest income	28,388	18,597

SPINCO
Notes to the Combined Carve-out Financial Statements
For the Fiscal Year Ended March 31, 2022 and 2021
20.   INTEREST EXPENSE
	Fiscal Year Ended March 31, 2022	Fiscal Year Ended March 31, 2021
	$	$
Interest expense on leases	(1,091,800)	(301,503)
Interest expense on loan	(4,543)	(1,793)
Total interest expense	(1,096,343)	(303,296)
21.   OTHER EXPENSE, NET
	Fiscal Year Ended March 31, 2022	Fiscal Year Ended March 31, 2021
	$	$
Foreign exchange loss	(783,653)	(1,298,486)
Government assistance	16,492	56,390
Total other expense, net	(767,161)	(1,242,096)
22.   NET CHANGE IN NON-CASH WORKING CAPITAL
	Fiscal Year Ended March 31, 2022	Fiscal Year Ended March 31, 2021
	$	$
Accounts receivable	(357,520)	(513,639)
Other assets	141,453	(810,182)
Accounts payable and accrued liabilities	1,859,467	252,459
Deferred revenue	238,569	40,669
Net change in non-cash working capital	1,881,969	(1,030,693)
23.   SEGMENT REPORTING
Information reported to the Chief Operating Decision Maker (“CODM”) for the purpose of resource allocation and assessment of segment performance focuses on the nature of the operations.
Factors considered in determining the operating segments include the Company’s business activities, the management structure directly accountable to the CODM, availability of discrete financial information and strategic priorities within the organizational structure.

SPINCO
Notes to the Combined Carve-out Financial Statements
For the Fiscal Year Ended March 31, 2022 and 2021
	North America	Jamaica	Netherlands	Total
Geographic Information	$	$	$	$
Fiscal year ended March 31, 2022
Revenue	4,694,277	—	165,852	4,860,129
Net loss	(35,771,485)	(1,173,722)	(3,112,102)	(40,057,309)
Fiscal year ended March 31, 2021
Revenue	960,895	—	—	960,895
Net loss	(16,572,048)	(332,636)	(972,589)	(17,877,273)
As at March 31, 2022
Total assets	96,676,734	453,208	1,939,696	99,069,638
Total liabilities	31,893,219	41,763	1,444,834	33,379,816
As at March 31, 2021
Total assets	10,919,754	608,469	2,093,239	13,621,462
Total liabilities	7,927,971	118,859	1,603,085	9,649,915
24.   FINANCIAL INSTRUMENTS
Classification of Financial Instruments
Financial assets and financial liabilities are measured on an ongoing basis at amortized cost. The classification of the financial instruments, as well as their carrying values, are shown in the table below:
	As at March 31, 2022	As at March 31, 2021
	$	$
Financial assets at amortized cost
Cash	1,998,665	1,304,134
Restricted cash	776,551	588,041
Accounts receivable (excluding sales tax receivable)	500,569	44,780
Total financial assets	3,275,785	1,936,955
Financial liabilities at amortized cost
Accounts payable and accrued liabilities	4,048,880	2,110,678
Loan payable	31,163	23,112
Total financial liabilities	4,080,043	2,133,790
Cash, restricted cash, accounts receivable, and accounts payable and accrued liabilities are all short-term in nature and, as such, their carrying values approximate fair values.
Credit Risk
The Company, in the normal course of business, is exposed to credit risk from its customers. Credit risk is the risk of an unexpected loss if a counterparty to a financial instrument fails to meet its contractual obligations. The Company is exposed to credit risk on its cash, restricted cash, security deposits and accounts receivable. The Company’s objective with regard to credit risk in its operating activities is to reduce its exposure to losses. As the Company does not utilize credit derivatives or similar instruments, the maximum exposure to credit risk is the full amount of the carrying value of these financial assets.

SPINCO
Notes to the Combined Carve-out Financial Statements
For the Fiscal Year Ended March 31, 2022 and 2021
The Company’s cash and restricted cash are held with financial institutions in various bank accounts. These financial institutions are major banks in Canada, the United States, and Jamaica, which the Company believes lessens the degree of credit risk.
Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements. The Company typically settles its financial obligations in cash. The ability to settle obligations in cash is dependent on the Company raising financing in a timely manner and by maintaining sufficient cash in excess of anticipated needs. As at March 31, 2022, the Company had $2,775,216 of cash and restricted cash.
Undiscounted commitments and contractual obligations as of March 31, 2022 and 2021 are as follows:
March 31, 2022
	Total	Less than 1 year	1 year to 3 years	3 years to 5 years	Over 5 years
	$	$	$	$	$
Accounts payable and accrued liabilities	4,048,880	4,048,880	—	—	—
Loan payable	40,000	—	40,000	—	—
Lease obligations	37,339,063	3,855,603	8,295,120	8,459,641	16,728,699
Total financial liabilities	41,427,943	7,904,483	8,335,120	8,459,641	16,728,699
Total commitments (Note 9)	5,251,405	750,769	1,299,973	1,138,347	2,062,316
Total	46,679,348	8,655,252	9,635,093	9,597,988	18,791,015
March 31, 2021
	Total	Less than 1 year	1 year to 3 years	3 years to 5 years	Over 5 years
	$	$	$	$	$
Accounts payable and accrued liabilities	2,110,678	2,110,678	—	—	—
Loan payable	30,000	—	30,000	—	—
Lease obligations	9,463,505	1,477,942	2,295,745	1,988,112	3,701,706
Total financial liabilities	11,604,183	3,588,620	2,325,745	1,988,112	3,701,706
Total commitments (Note 9)	10,889,733	1,402,761	2,561,337	2,420,290	4,505,345
Total	22,493,916	4,991,381	4,887,082	4,408,402	8,207,051
Interest Rate Risk
Financial assets and financial liabilities that bear interest at fixed rates are subject to fair value interest rate risk. The Company’s lease obligations are at fixed rates of interest.
Currency Risk
The Company is exposed to currency risk related to the fluctuation of foreign exchange rates and the degree of volatility of those rates. Currency risk is limited to the portion of the Company’s business transactions denominated in currencies other than the Canadian dollar, which are primarily expenses in United States dollars. As at March 31, 2022, the Company held USD denominated cash of $1,386,697 USD and had

SPINCO
Notes to the Combined Carve-out Financial Statements
For the Fiscal Year Ended March 31, 2022 and 2021
USD denominated accounts payable and accrued liabilities in the amount of $1,242,442 USD. Therefore, a 1% change in the foreign exchange rate would have a net impact as at March 31, 2022 of $1,803 in profit or loss.
25.   RELATED PARTY TRANSACTIONS
The Company’s related parties include certain investors and shareholders, key management personnel, and entities owned by key management personnel.
Key Management Personnel
Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including directors. Key management at March 31, 2022 includes nine executive officers of the corporation. Key management personnel compensation for the fiscal year ended March 31, 2022 and 2021 was composed of:
	Fiscal Year Ended March 31, 2022	Fiscal Year Ended March 31, 2021
	$	$
Salaries	1,937,875	942,745
Share-based compensation (Note 11)	1,032,929	226,596
	2,970,804	1,169,341
26.   INCOME TAXES
The following table reconciles the expected income tax expenses (recovery) at the Canadian statutory tax rate to the amounts recognized in the combined carve-out statements of loss and comprehensive loss for the fiscal year ended March 31, 2022 and 2021:
	Fiscal Year Ended March 31, 2022	Fiscal Year Ended March 31, 2021
	$	$
Loss for the year before income tax	(40,057,309)	(17,877,273)
Statutory tax rate	26.50%	26.50%
Expected income tax (recovery)	(10,615,187)	(4,737,477)
Non-deductible items and other	1,912,951	1,092,089
Effect of divisional losses not transferred	2,623,757	1,676,213
Benefit of other divisional losses transferred	—	(911,065)
Foreign tax rate differences	(12,968)	(11,033)
Change in deferred tax assets not recognized	6,091,448	2,891,273
Total income tax expense (recovery)	—	—
The deferred tax assets (liabilities) as at March 31, 2022 and 2021 are composed of the following:

SPINCO
Notes to the Combined Carve-out Financial Statements
For the Fiscal Year Ended March 31, 2022 and 2021
	As at March 31, 2022	As at March 31, 2021
	$	$
Lease obligations	7,690,691	1,988,575
Non-capital loss carryforwards – Canada	—	32,634
Start-up costs – USA	—	154,215
Right-of-use assets	(7,346,180)	(1,909,854)
Property, plant and equipment	(344,511)	(265,570)
	—	—
The unrecognized deductible temporary differences as at March 31, 2022 and 2021 are composed of the following:
	As at March 31, 2022	As at March 31, 2021
	$	$
Non-capital loss carryforwards	33,289,819	11,528,911
Start-up costs – USA	528,841	569,922
Lease obligation	463,253	—
Unrealized foreign exchange	—	50,074
Donations	126,650	126,650
Reserves	118,838	118,838
Intangible assets	219,574	—
Total unrecognized deductible temporary differences	34,746,975	12,394,395
As at March 31, 2022, the Company has not recognized a deferred tax asset in respect of non-capital loss carryforwards of approximately $33,289,819 that may be carried forward to apply against future income, subject to the final determination by taxation authorities, expiring in the following years.
		Canada
Year of Loss	Expiry	$
2020	2040	256,250
2021	2041	2,740,710
2022	2042	6,001,649
		8,998,609
		Jamaica
Year of Loss	Expiry	$
2021	None	1,402,618
2022	None	395,074
		1,797,692

SPINCO
Notes to the Combined Carve-out Financial Statements
For the Fiscal Year Ended March 31, 2022 and 2021
		Netherlands
Year of Loss	Expiry	$
2021	2027	720,667
2022	2028	2,687,343
		3,408,010
		United States
Year of Loss	Expiry	$
2021	None	5,118,106
2022	None	13,967,402
		19,085,508
27.   SUBSEQUENT EVENTS
Plan of Arrangement
Following the completion of Field Trip Health Ltd.’s strategic review on April 28, 2022, Field Trip announced its plan to establish two independent public companies through a Plan of Arrangement, whereby Field Trip will spin-out the SpinCo Shares, to Field Trip’s shareholders, to concentrate on the growth of the Field Trip Clinics Business. Each company will focus on their specific line of business: Field Trip Discovery (“Reunion Neuroscience Ltd.”, “Reunion”) will continue to focus on research and novel psychedelic molecules such as FT-104, while SpinCo will continue its focus on developing proprietary, competitive and differentiated psychedelic-assisted therapies.
As part of the Plan of Arrangement, Field Trip will transfer the entirety of its Clinical Operations in Canada, United States and the Netherlands, its botanical research in Jamaica and part of its corporate operations in Canada and United States to SpinCo.
Pursuant to the terms of the Arrangement, each share of Field Trip will be exchanged for one common share of Reunion and approximately 0.86 common shares of SpinCo. Following the completion of the Arrangement, Reunion will remain listed on the NASDAQ Stock Market and Toronto Stock Exchange, and SpinCo (operating as Field Trip Health & Wellness), subject to exchange approval, will list on the TSX Venture Exchange.
Concurrent with closing of the Arrangement, SpinCo is expected to complete a series of private placement financings, (the “Concurrent Financing”) for gross proceeds of $20 million. Following board approval on June 14, 2022, Field Trip announced that Reunion will increase its initial investment from $5 million to $9.8 million for a 21.79% equity interest in SpinCo.
On June 27, 2022, Field Trip announced its shareholders had approved the Arrangement and Concurrent Financing, (thereby approving the Spinout Transaction), at a special meeting of shareholders. In addition, subject to completion of the Arrangement, shareholders approved the SpinCo equity incentive plan and authorized SpinCo to reserve and allot for issuance, and issue, upon the exercise of options, up to 10% of the number of common shares in SpinCo issued and outstanding from time to time, on a non-diluted basis.
On June 29, 2022, Field Trip received final court approval for the Spinout Transaction by way of the Arrangement. The closing of the Arrangement remains subject to regulatory approvals, including conditional listing approval by the TSX Venture Exchange. It is expected that the closing of the arrangement will occur on or around August 2022.
Impairment
On April 28, 2022, the Company announced its decision to defer the opening of new clinics to a future date. Accordingly, this required management to test for impairment for six clinics under construction and

SPINCO
Notes to the Combined Carve-out Financial Statements
For the Fiscal Year Ended March 31, 2022 and 2021
their associated assets as this is an indicator of impairment. This is a non-adjusting subsequent event in the combined carve-out financial statements.
Right-of-use assets
The Company previously entered into lease contracts for six clinics under which the Company is the lessee. The six clinics continue to be under construction at various stages and are not yet operational. As a result of the announcement, management will defer the opening of any new clinics and has decided to sublet the six clinics to other parties in the short term. The right-of-use assets were allocated to each respective clinic, being an individual CGU. As a result, management estimated the recoverable amount of each CGU to be higher than its carrying value and no impairment was required.
Construction in progress
The carrying value of construction in progress for the six clinics to be sublet prior to impairment is $962,640 (March 31, 2021 – nil). As construction will not continue, the benefits will not be realized and write-off will be required.
SVB Facility
On July 21, 2022, the Company entered into a term sheet with Silicon Valley Bank (“SVB”). Subject to negotiation of definitive documentation, the Company has negotiated a credit facility of up to $6.5 million dollars (the “Facility”). Subject to certain covenants, the Facility may be drawn down in two tranches, being $3M at closing and $3.5M following achievement of specific milestones beginning the fiscal quarter ending September 30, 2023.
The Facility bears interest at the higher of Canadian Prime plus 2.30% or 6.00% and the final payment under the Facility shall be 5.00% of the funded amount, due upon the earlier of maturity or termination of the Facility. The Facility shall be interest-only through September 30, 2023, which interest-only period may be automatically extended to February 29, 2024 on achievement of the aforementioned milestones. In all cases the Facility shall amortize in 18 equal payments of principal plus interest following the interest-only period.
Upon closing and subject to approval of the TSX Venture Exchange and compliance with its policies, the Company shall grant SVB a warrant to purchase shares equal to 2.0% of the amount of the Facility divided by the lower of the trailing 10-day average share price prior to closing or the share price on the day immediately prior to closing.
Founder Group Credit Note
On July 25, 2022, the Company made a revolving promissory note in favour of the five founders of Field Trip Health Ltd. or companies owned or controlled by them (the “Founder Group”). Under the promissory note, the Founder Group has made a credit facility of up to $2,500,000 available to the Company to fund working capital (the “Founder Credit Note”). The Founder Credit Note may be drawn down subject to certain conditions being met and only after 6 months have elapsed from the listing of the Company’s shares on the TSXV. The Founder Credit Note bears no interest and will be available to the Company until the earlier of (i) the Company entering into a third-party credit facility with SVB or another creditor, or (ii) one year from the listing of the Company’s shares on the TSXV.

SCHEDULE C
CARVE-OUT MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEARS ENDED MARCH 31, 2022 AND MARCH 31, 2021

SPINCO
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS AND FISCAL YEAR ENDED MARCH 31, 2022 AND 2021
(Expressed in Canadian dollars, unless otherwise noted)

Management’s Discussion and Analysis
For the three months and fiscal years ended March 31, 2022 and 2021
DATED: August 11, 2022
This Management’s Discussion and Analysis (“MD&A”) for the three months and fiscal year ended March 31, 2022 and 2021, provides detailed information on the operating activities, performance and financial position of SpinCo on a consolidated basis (“We”, the “Company” or “SpinCo”). This discussion should be read in conjunction with the Company’s annual audited consolidated financial statements and accompanying notes for the fiscal year ended March 31, 2022 and fiscal year ended March 31, 2021 (“audited consolidated financial statements”). The financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), and are reported in Canadian dollars, unless otherwise noted.
The Company’s fiscal year commences April 1st of each year and ends on March 31st of the following year. The Company’s current fiscal year, which ends on March 31, 2022, is referred to as the “current fiscal year”, “fiscal 2022”, or using similar words. The Company’s current three months ended March 31, 2022, is referred to as the “current fiscal quarter”, “fourth quarter of fiscal 2022”, or using similar words.
CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS
This document includes “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities laws and within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, made by SpinCo that address activities, events or developments that SpinCo expects or anticipates will or may occur in the future are forward-looking statements, including statements preceded by, followed by or that include words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements may relate to future financial conditions, results of operations, plans, objectives, performance or business developments. These statements speak only as at the date they are made and are based on information currently available and on management’s current expectations and assumptions concerning SpinCo’s future events, financial conditions, results of operations, plans, objectives, performance, business developments, objectives or milestones. Actual results and developments may differ materially from those contemplated by these statements. Forward-looking statements in this document include statements related to, the business and future activities of SpinCo, and developments related to, SpinCo after the date of this document, including but not limited to, statements relating to future business strategy, competitive strengths, goals, expansion and growth of SpinCo’s business, operations and plans, including potential new revenue streams, the completion of contemplated expansion by SpinCo, changes in laws or regulatory requirements, the market for SpinCo’s services, uptake of training in psychedelic assisted psychotherapy by licensed professionals, interest in and uptake of the various treatment programs by therapists and patients, the ability of management to realize, sustain and continue optimization of its clinical operations, the impact of the COVID-19 pandemic and its variants, the business objectives of SpinCo and its research and development activities, the acceptance in the medical community of ketamine and other psychedelic substances as effective treatment for depression, post-traumatic stress disorder, addiction and other mental health conditions, the funds available to SpinCo and the use of such funds, the healthcare industry in Canada and the United States (“U.S.”), the ability of SpinCo to operate the Clinics (as defined below), the construction and commencement of construction of additional Clinics, the development and the ability of SpinCo to generate patient member growth. Forward-looking statements are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from that which are expressed or implied by such forward-looking statements. These risks and uncertainties include those related to: the ability of SpinCo to secure additional financing for current and future operations and capital projects, as needed; future issuances or actual or potential sales of securities; negative operating cash flow and continued operations as a going concern; discretion over the use of proceeds; unpredictability and volatility of the listed securities of SpinCo; speculative nature of an investment in the securities of SpinCo; limited operating history as a public company; a significant number of common shares of SpinCo (the “Common Shares”) are owned by a limited number of existing shareholders; the expected future losses of

SpinCo and profitability; significant risks inherent in the nature of the health clinic industry; risks associated with failure to achieve its publicly announced milestones according to schedule, or at all; risks related to potential operations in jurisdictions that have passed or are considering measures to legalize psychedelics; risks associated with the regulation of psilocybin containing truffles and mushrooms in The Netherlands, Jamaica and elsewhere; violations of laws and regulations; reliance on the capabilities and experience of its key executives and scientists; changes to legislation; the possible engagement in misconduct or other improper activities by employees; the expansion of SpinCo’s business through acquisitions or collaborations; risks related to third-party licenses; reliance on third parties; no assurance of an active or liquid market; public markets and share prices; additional issuances and dilution; the ability of SpinCo to secure additional financing for current and future operations and capital projects, as needed, which may not be available on acceptable terms, or at all; SpinCo’s dependence on management and key personnel; general economic, market and business conditions, early-stage industry growth rates, the risks associated with competition from other companies directly or indirectly engaged in SpinCo’s industry; foreign currency exchange rate fluctuations and its effects on SpinCo’s operations; the risks and costs associated with being a publicly traded company, the market demand for the Common Shares; non-compliance with laws; medical personnel operating out of the Clinics; unfavourable publicity or consumer perception; patient acquisitions; substantial risks of regulatory or political change; the ability to obtain necessary government permits and licenses; ketamine as a pharmaceutical; non-referral of patients; negative cash flow from operating activities; management of growth; litigation; insurance coverage; the industry being difficult to forecast; conflicts of interest; enforcement of legal rights; emerging market risks; enforcement of legal rights in foreign jurisdictions; inadequate internal controls over financial reporting; cyber-attacks; reliance upon insurers and governments; and difficulty in enforcing judgments and effecting service of process on directors and officers. Other risks and uncertainties not presently known to the Company or that the Company presently believe are not material could also cause actual results or events to differ materially from those expressed in the forward-looking statements contained herein.
For a more detailed discussion of risks and other factors, see Field Trip Health Ltd.’s Management Information Circular (“MIC”) dated May 20, 2022 under the heading “SpinCo — Risk Factors”.
There can be no assurance that such forward-looking information and statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such information and statements. Accordingly, readers should not place undue reliance on forward-looking information and statements. The forward-looking information and statements contained herein are presented for the purposes of assisting readers in understanding SpinCo’s expected financial and operating performance and SpinCo’s plans and objectives and may not be appropriate for other purposes.
The forward-looking information and statements contained in this document represent SpinCo’s views as of the date of this document and forward-looking information and statements contained in the documents incorporated by reference herein represent SpinCo’s views as of the date of such documents, unless otherwise indicated in such documents. SpinCo anticipates that subsequent events and developments may cause its views to change. However, while SpinCo may elect to update such forward-looking information and statements at a future time, it has no current intention of doing so except to the extent required by applicable law.
OVERVIEW
Corporate Structure
SpinCo was incorporated under Canada Business Corporations Act on August 3, 2021 as Field Trip Training Inc. and subsequently changed its name to Field Trip Health Holdings Inc. (“FTHH”) on February 10, 2022. SpinCo has not conducted any business and is currently a private company and an indirect, wholly-owned subsidiary of Field Trip Health Ltd (“Field Trip”). The Company’s registered office and head office is located at 30 Duncan Street, Suite 401, Toronto, ON, M5V 2C3.
SpinCo represents the combination of Field Trip Health USA Inc. (Delaware), Field Trip Health Canada Inc. (Canada), FTNP (Jamaica) and Field Trip Health B.V. (The Netherlands).
Business of the Company
SpinCo is a leader in the delivery of psychedelic-assisted therapies (“PAT”). The use of PAT is gaining traction in response to clinical research and academic studies showing evidence of their safety and efficacy in the treatment of mental health and mood disorders, such as severe depression, anxiety and post-traumatic stress disorder, which are part of a growing, global mental health crisis.
The Company’s primary focus is to develop proprietary, competitive, and differentiated PAT through innovation in therapeutic protocols, with a view to achieving the best patient outcomes in the treatment of mental health and mood disorders.
FT Health operates Clinics across North America and Europe providing ketamine-assisted psychotherapy (“KAP”) and psilocybin-assisted therapies where permitted under various programs. The Clinics operated by FT Health primarily operate as patient treatment centres for the treatment of mental health and mood disorders, while also providing its medical and therapeutic teams with opportunities to: (i) develop hands-on knowledge and experience to further improve on the existing therapeutic protocols to optimize and customize the safe and effective delivery of PAT; and (ii) conduct clinical research studies for Reunion and other third parties through its Site Management Organization (“SMO”) service offering. See Other Business — Clinic Support. In addition, FT Health conducts research to drive therapeutic protocol research and innovation. See Clinics — Field Trip Health Centres. Further, our Field Trip Training division offers programs including both didactic and experiential training to therapists and medical professionals who wish to learn about KAP. See Other Business — Clinic Support.
Our digital division (“FT Digital”) develops digital tools such as the mobile application, “Trip”, and the patient application, “Portal”, to support and enhance the patient outcomes and experience, in support of the FT Health business.
Field Trip Natural Products Inc. (“FTNP”) conducts botanical research in partnership with the University of the West Indies (“UWI”). FTNP’s research program comprises the study of classical and innovative cultivation techniques, as well as the identification, quantification and characterization of tryptamine substances contained in various species of psilocybin mycelium and mushrooms (the “Psilocybin Research”). Pursuant to a research agreement with UWI (the “Research Agreement”), the Company has leased a 2,072 sq. ft. custom-built research and cultivation facility on the university campus (the “Jamaica Facility”). See Other Business — Botanical Research.
Clinics — SpinCo Health Centres
The Company seeks to create a global brand of Clinics for KAP, psychedelic-assisted psychotherapy and psychedelic-integration psychotherapy, utilizing its custom protocol while under the supervision of medical professionals with the goal of enabling patients to more effectively and affordably address depression, anxiety, addiction and other conditions.
The Clinics operated by the Company operate as patient treatment centres where medical teams can develop hands-on knowledge and experience to (i) further improve on the existing therapeutic protocols to optimize and customize the safe and effective delivery of psychedelic-assisted therapies; and (ii) conduct clinical research studies for Reunion and other third parties.
The Company believes there is a unique early mover opportunity to build the clinical infrastructure required to meet the anticipated significant demand for psychedelic-assisted therapies. In this regard, we believe the Clinics hold significant strategic value in that they enable the Company to collect large amounts of data on clinical outcomes associated with the setting and therapeutic protocols of psychedelic therapies. This data allows the Company to not only identify areas of unmet need in psychedelic therapies, but also innovate new models and protocols. The Company’s focus is to operate Clinics across North America and Europe to position itself as the leading global brand of trusted clinics for PAT, providing ketamine-assisted therapy in North America and psilocybin-assisted therapies in The Netherlands and other jurisdictions, where permitted, for the treatment of depression, anxiety, addiction and other conditions.
In accordance with applicable laws, ketamine is the only substance used in North America and then only by patients who have a valid prescription for such medication prescribed by an appropriate medical professional licensed in the jurisdiction where the Clinics operate. KAP is conducted at lower doses of ketamine than what is used in anaesthesia and in a safe setting, attended by medical personnel and with accompanying psychotherapy. Beyond its antidepressant effects, ketamine’s ability to promote neural plasticity makes it a powerful tool to pair with the Company’s comprehensive psychotherapy program to affect behavioral change.
SpinCo’s goal and plan is to offer the following types of services:
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KAP is a clinic-based treatment that combines the administration of ketamine dosing sessions with exploratory and integrative psychology to accelerate the process of discovery, understanding, catharsis and eventually healing. KAP sessions last longer than traditional therapy, are conducted with medical and psychological support and may include therapy-enhancing tools such as music. KAP is available directly through SpinCo or through cooperative agreements with independent psychotherapists who make arrangements for SpinCo to provide ketamine sessions as an adjunct to psychotherapy offered by those independent psychotherapists.

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PAT is similar to KAP but combines the use of psychedelic medicines with psychotherapy sessions and other enhancing therapies in a clinical setting. In the Netherlands, the Company offers PAT using legal psilocybin truffle with psychotherapy.

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Psychedelic-integration psychotherapy, which consists of one or more psychotherapy sessions to support a patient’s understanding and processing of past psychedelic experiences through reflection and integration of those experiences. Psychedelic-integration psychotherapy can be combined with psychedelic-assisted psychotherapy, including KAP or PAT, or may be employed on its own to integrate patient experience outside of a clinical setting. Psychedelic-integration psychotherapy may be offered in a one-on-one or group setting.

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Co-Operative Ketamine Program (“KAP Co-Op”) is a program whereby independent therapists who are experienced or trained in providing psychedelic-assisted therapies may access SpinCo’s world class centers for psychedelic therapies and other resources to provide KAP to their own private practice clients. Under KAP Co-Op, (i) SpinCo facilities and medical professionals will provide the ketamine sessions, and (ii) third-party therapists provide related integration therapy as part of their ongoing relationship with the patient. A similar program is under development to allow approved therapists to refer patients to SpinCo for ketamine treatment under the team therapy model while retaining status as primary therapist to the client.

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“Ketamine At Home”, is a program to facilitate delivery of services offered by NUE Life Health PBC (“NUE Life”) including their at-home ketamine therapy. NUE Life is a telemedicine startup providing psychedelic-assisted therapies to patients through their online platform. Our subsidiary, Field Trip At Home Inc., acts as distribution agent for NUE Life’s services, which are purely administrative and not medical, pharmaceutical or dispensing services, and provides marketing, education, IT technology and other ancillary services. However, under this program, neither Field Trip At Home nor the Clinics will take possession of, or resell any medical services, nor participate in the dispensing of services or dispensing of drugs. Under “Ketamine At Home” (i) a medical provider affiliated or contracted with NUE Life would determine the appropriateness for ketamine for at-home administration, (ii) ketamine would be sent from pharmacy directly to the patient, and (iii) the patient would have the option of follow up appointments with NUE Life for coaching or the applicable medical provider for therapy or further treatment. In most cases, the pharmacy is also contracted with NUE Life for the purposes of acting as a collection agent or distributor; however, patients may use a compounding pharmacy of their own choice.

While the use of ketamine in KAP is considered “off-label”, such use is legal under medical supervision. As such, ketamine is currently the only legal psychedelic medicine generally available to mental health providers in Canada and the U.S. As additional psychedelic medicines become available for use in a therapeutic setting and novel psychedelic medicines become available, SpinCo intends to explore the use of other legal methods of psychedelic-assisted psychotherapy.
SpinCo currently operates and/or owns twelve clinics, of which eleven are performing KAP and one is performing PAT (Amsterdam): Toronto, Ontario, Fredericton, New Brunswick, Vancouver, British Columbia, New York, New York, Santa Monica, California, San Diego, California, Chicago, Illinois, Atlanta, Georgia, Seattle, Washington, Washington, District of Columbia, Houston, Texas and Amsterdam, Netherlands. The

U.S. Clinics are owned solely by state-licensed physicians through physician practices or professional medical corporations (“PCs”). SpinCo also offers training in PAT for practitioners through its training division. Programs include an experiential training element, which is offered through the Clinics. Professionals who complete the SpinCo training programs will automatically become eligible to join the KAP Co-Op program, helping establish the next generation of psychedelic therapies.
FT Digital has developed digital tools “Trip” and “Portal” to support patients on their mental health journey. Trip is a mobile application supporting consciousness expansion which is available to users in the Apple and Android app stores. Portal is a next generation digital health platform for clients participating in psychedelic therapies at the Clinics. Portal connects our patients and therapists with individualized patient journeys and content, along with tools such as video telehealth, chat, mood monitoring, journaling, and activity tracking.
SpinCo may also enter into one or more relationships with third parties with a view to making ketamine therapy, general psychiatry, general psychotherapy and other mental health services available to its clients and/or with a view to expanding the jurisdictions in which services may be made available to its clients via telehealth services.
With the increased focus on reaching clients through its digital platforms, Trip and Ketamine at Home, as well as ongoing streamlining of its in-person offerings, SpinCo has decided to defer the opening of new clinics to a future date. SpinCo is in the process of subleasing commercial space for the short term in the following six locations: Stamford, Connecticut; San Carlos, California; Austin, Texas; Scottsdale, Arizona; Dallas, Texas; and Miami, Florida.
Other Business — Botanical Research
Psilocybin, along with other synthetic and natural serotoninergic psychedelics, act to stimulate 5HT2A receptors in the brain resulting in a profound alteration of normal brain signaling and processing, creating what is generally referred to as a “psychedelic experience” or an “altered state of consciousness.” Under psychedelics, the brain “escapes” from its usual tightly constrained and predictable patterns of operation, with a global increase in connectivity of brain regions and brain networks. Often, this can allow patients new introspective insights about their past behavior, memories, actions, feelings and beliefs. Psychedelic drug administration combined with psychotherapy can lead to improvements in conditions relating to depression and addiction, which are often a result of dysfunctional brain processing.
In partnership with UWI, FTNP is conducting research, development and cultivation of psilocybin mushrooms and other related fungi at the Jamaica Facility. The Company’s activity in relation to the research and cultivation of psilocybin mushrooms, botanicals and other related fungi is limited to the jurisdiction of Jamaica and the Company does not handle psychedelic substances except within laboratory and clinical trial settings conducted within approved regulatory frameworks in order to identify and develop treatments for medical conditions and does not have any direct or indirect involvement with illegal selling, production or distribution of any substances in jurisdictions in which it operates. The Company’s Jamaica team is comprised of a senior researcher and professor at UWI, Dr. Rupi Delgoda, as well as business consultants, legal counsel and local post-doctoral research students.
It is important to note, that unlike in Canada and the U.S., psilocybin mushrooms are not an illegal drug under Jamaica’s Dangerous Drugs Act, 1948 (the “Jamaica Drug Act”), therefore research on psilocybin mushrooms is not in contravention of the laws of Jamaica and does not require any permit or authorization from the regulatory authorities in Jamaica.
More detailed information regarding the business of the Company, as well as its operations, assets and properties, can be found in Field Trip’s MIC and other documents incorporated by reference herein, as supplemented by the disclosure herein.
REGULATORY ENVIRONMENT
SpinCo operates in a highly regulated industry and in multiple jurisdictions. Below is a summary of key elements of the regulatory environment in which SpinCo operates. Please refer to Field Trip’s MIC for further information.

Controlled Substances
Canada and the U.S.
The Canadian and U.S. federal governments regulate drugs through the Controlled Drugs and Substances Act (Canada) (the “CDSA”) and the Controlled Substances Act (21 U.S.C. § 811) (the “CSA”), respectively, which place controlled substances in a schedule. Under the CDSA, ketamine is currently a Schedule I drug and psilocybin is currently a Schedule III drug. Under the CSA, ketamine is currently a Schedule III drug as well as being listed under the associated Narcotic Control Regulations, and psilocybin is currently a Schedule I drug.
On September 30, 2020, Canada’s House of Commons heard an official proposal to decriminalize psychedelics. The Canadian Government response to that proposal included statements from the Ministers of Justice, Health, and Public Safety and Emergency Preparedness, who reiterated that these substances remain illegal in Canada and, in the case of the Minister of Health, that any approval for medical purposes would need to pass Canada’s drug review process and receive authorization from Health Canada. Subsequent to this response, Health Canada announced its intention to remove the current prohibition on access to controlled substances through Health Canada’s Special Access Program.
Most U.S. states have enacted Controlled Substances Acts (“State CSAs”), which regulate the possession, use, sale, distribution, and manufacture of specified drugs or categories of drugs and establish penalties for State CSA violations, and form the basis for much of state and local drug laws enforcement activity. State CSAs have either adopted drug schedules identical or similar to the federal CSA schedules or, in some instances, have incorporated the federal scheduling mechanism. Among other requirements, some states have established a prescription drug monitoring or review program to collect information about prescription and dispensing of controlled substances for the purposes of monitoring, analysis and education. SpinCo complies with all State CSAs in jurisdictions where it operates.
In the U.S., facilities holding or administering controlled substances must be registered with the U.S. Drug Enforcement Agency (“DEA”) to perform this activity. As such, medical professionals or the Clinics in which they operate, as applicable, are also required to have a DEA license to obtain and administer ketamine (a “DEA License”).
To SpinCo’s knowledge, the Clinics in the U.S. and the required medical professionals hold all required DEA Licenses. Furthermore, the Clinics have in place security, control, recordkeeping, reporting and inventory mechanisms required by the DEA to prevent drug loss and diversion. Staff at Clinics in the U.S., including the medical doctors and/or the nurse practitioner(s), advanced practice registered nurse(s) or other medical professionals who report to them, hold the required DEA Licenses and SpinCo has put in place policies designed to adhere to DEA requirements.
The Netherlands
The Opium Act (Opiumwet) (the “Opium Act”) is the primary drug legislation in the Netherlands which places controlled substances on a list. The controlled substances on those lists and any preparations thereof are prohibited, including psilocybin. However, the Dutch Supreme Court (the highest court in the Netherlands) stated that the plants/fungi in which those substances occur naturally are not prohibited unless specifically listed. Psilocybin containing truffles or sclerotia are not listed under the Opium Act and, therefore, do not qualify as a controlled substance restricted under the Opium Act. Furthermore, the Dutch Minister of Healthcare confirmed in Parliament that psilocybin-containing truffles are not illegal and can legally be sold, bought and used as a natural product in the Netherlands. Therefore, subject to certain requirements, the Opium Act does not prohibit the cultivation, production and sale of fresh, unprocessed truffles.
Jamaica
Unlike in Canada and the U.S., psilocybin mushrooms are not an illegal drug under the Jamaica Drug Act. Therefore, Psilocybin Research is not in contravention of the laws of Jamaica and does not require any permit or authorization from regulatory authorities in Jamaica. In addition, the Minister of Health & Wellness of Jamaica has delivered a letter to SpinCo stating the Minister’s support for SpinCo’s operations in Jamaica.

SpinCo does not handle controlled substances except in jurisdictions where such activity is legal and then only within (a) laboratory or clinical trial settings, (b) in the case of the Netherlands, within a clinical setting, and (c) in the case of ketamine, as prescribed by a licensed medical practitioner. SpinCo does not have any direct or indirect involvement with illegal selling, production or distribution of any substances in jurisdictions in which it operates.
State and Municipal Initiatives Related to Psychedelic Substances
On November 3, 2020, the State of Oregon, via Measure 109, became the first state to legalize psychedelic mushrooms for therapeutic use in supervised environments. Measure 109 is expected to allow people in the state who are age 21 or older to access psychedelic mushrooms for personal development after passing a screening conducted by a qualified therapist. People who use the drug are expected to be able to do so at a psilocybin service centre, with the supervision of a designated service facilitator. Oregon expects to have a two-year planning period in which lawmakers will determine how the drug will be regulated, including qualifications for therapists intending to prescribe psychedelic mushrooms and for psilocybin facilitators. The program is expected to be regulated by the Oregon Health Authority.
The following jurisdictions have effectively decriminalized, deprioritized or legalized the use of several psychedelic substances:
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Denver, Colorado approved Initiative 301 which provides that personal use and possession of psilocybin mushrooms by people 21 years old and over is the city’s lowest law-enforcement priority and prohibits the city of Denver “from spending resources to impose criminal penalties” for the personal use of psychedelic mushrooms by people 21 and older (May 2019).

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Oakland, California approved a resolution which decriminalizes adult use of psychoactive plants and fungi, including mushrooms, cacti, iboga and ayahuasca. The resolution makes investigating and arresting people 21 and older for using, possessing or cultivating psychoactive plants and fungi among the lowest priorities for law enforcement (June 2019).

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Santa Cruz, California approved a resolution that makes investigating and arresting people 21 and older for using, possessing or cultivating psychoactive plants and fungi among the lowest priorities for law enforcement (January 2020).

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District of Columbia approved Initiative 81 which makes non-commercial possession, distribution, purchase and cultivation of psychedelic and hallucinogenic plants and fungi a lowest law enforcement priority for the Metropolitan Police Department (November 2020).

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State of Texas approved House Bill 1802, which mandates a study on the therapeutic effects of psilocybin, MDMA and ketamine on patients suffering from certain mental health issues. The Texas Medical Board is expected to report their findings in December 2022 (June 2021).

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State of Connecticut approved House Bill 6296 to establish a task force to study the health benefits of psilocybin (January 2021).

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Arcata, California adopted a resolution that deprioritizes the use of city resources to enforce laws imposing criminal penalties for the consumption and possession of entheogenic plants and fungi, including psilocybin mushrooms, mescaline, and peyote (October 2021).

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Seattle, Washington adopted a resolution by establishing that the investigation, arrest, and prosecution of anyone engaging in entheogen-related activities should be among the city of Seattle’s lowest enforcement priorities. The resolution applies to non-commercial activity around a range of psychedelic substances, including psilocybin mushrooms, ayahuasca, ibogaine and non-peyote-derived mescaline (October 2021).

Decriminalization and/or legalization through state and municipal measures, whether ballot measures or new legislation, does not alter the fact that psychoactive substances remain illegal at the federal level in the U.S. under the CDSA. Similar to state legalization efforts in Oregon, we cannot assess when or if the U.S. federal government will permit such activities.
In addition, legislation in respect of psilocybin or psychedelics has been proposed in each of Florida, California, and Hawaii drawing on elements of the Oregon ballot measure. In Florida, the Florida Psilocybin

Mental Health Care Act, if approved, will create state-sponsored clinics where patients suffering from mental-health disorders could be administered doses of psilocybin by a licensed medical professional. The patient would go through the experience, or “trip,” with the professional present and then be offered a post-treatment counseling session. In Hawaii, Senate Bill 738, if approved, will establish treatment centres designated by the Hawaii Department of Health for the monitored, therapeutic administration of psilocybin and psilocin to treat mental illness. In California, Senate Bill 519, if approved, would decriminalize the personal use of psychedelic drugs including psilocybin mushrooms, MDMA1, LSD2, ketamine, DMT3, mescaline and ibogaine for all Californians over the age of 21.
We expect that legislation of a similar nature may be introduced in other jurisdictions in the coming years, as well as additional ballot measures similar to Measure 109. We cannot comment on the regulatory framework in any such jurisdiction as it has not been created. We will assess its options to conduct legal business in such jurisdictions when state or provincial, as applicable, and federal regulations are established and may seek any required licenses or approvals at that time.
Regulation of Prescription Medications
In Canada, oversight of healthcare is divided between the federal and provincial governments. The federal government is responsible for regulating, among other things, the approval, import, sale, and marketing of drugs such as ketamine.
While ketamine is a controlled substance in Canada and the U.S., it is approved as an anesthetic under the Food and Drugs Act (Canada) and the U.S. Food, Drug, and Cosmetic Act. Once a drug is approved for use, physicians may prescribe that drug for uses that are not described in the product’s labeling or that differ from those tested by the manufacturer and approved by Health Canada or the Food and Drug Administration (the “FDA”), as applicable. This is known as “off-label” use and is a common practice among physicians. Additionally, as mentioned above, ketamine-based treatment is gaining acceptance for treating depression. Furthermore, esketamine (S-ketamine, an isomer of ketamine) as a nasal spray for the treatment of major depression was approved by the FDA in March 2020 and Health Canada in July 2020.
Health Canada and the FDA have not approved psilocybin as a drug for any indication. However, there are legal routes through which psilocybin may be accessed for medical purposes.
In Canada, Section 56(1) (“s. 56 Exemptions”) of the CDSA permits the Health Minister to exempt any person or class of persons or any controlled substance or precursor or class thereof from the application of all or any provisions of the CDSA if, in his or her opinion, the exemption is necessary for a medical or scientific purpose or is otherwise in the public interest. In August 2020, Health Minister Patty Hajdu approved such an exemption to allow four Canadians experiencing end of life distress or other intractable mental health conditions, such as incurable cancer, to receive psilocybin therapy to treat their end-of-life anxiety. The Minister of Health has now granted a total of 66 s.56 Exemptions. The latest figures indicate that at least 47 individuals have now been granted s.56 Exemptions for end-of-life psychological distress, 19 s.56 Exemptions have been given to healthcare practitioners for training purposes, and several more to institutions and companies for research. Moreover, recent reports indicated that Health Canada acknowledged more than 150 applications for s.56 Exemptions remain unanswered indicating a high volume of applications. Having the exemption in question permits such individuals to legally obtain and use psilocybin.
In Canada, several government bodies have applied for s. 56 Exemptions to decriminalize the personal possession of small amounts of controlled substances for public health purposes including the City of Vancouver (May 2021) and the City of Toronto (January 2022). British Columbia will consider a similar exemption request for other substances such as psilocybin and MDMA at a later date.
Furthermore, on December 12, 2020, Health Canada announced its intention to remove the current prohibition on access to controlled substances through Health Canada’s Special Access Program (“SAP”). Under the SAP, medical practitioners treating patients with serious or life-threatening conditions can request access to drugs that have not yet been approved for sale in Canada when conventional therapies have failed, are unsuitable, or unavailable. Such amendments would create another means of legally accessing psilocybin through the SAP. On January 5, 2022, amendments to the SAP were made following the December 12th announcement enabling physicians in Canada to make applications to Health Canada for access to “restricted drugs”, including psilocybin and MDMA which were previously not accessible through the SAP.
In the U.S., the FDA has granted psilocybin therapy a breakthrough therapy designation to facilitate drug trials testing its efficacy for treatment resistant depression and major depressive disorder. Similar trials are ongoing in Canada. If approved, these medications would provide a legal route to prescribe psilocybin in the United States.
In the U.S., the FDA has granted MDMA a breakthrough therapy designation to facilitate Phase 3 drug trials testing its efficacy for PTSD. FDA approval could occur within the next 2 years. SpinCo Clinics anticipate offering MDMA PAT after approval.
Although psilocybin-containing truffles or sclerotia are not prohibited by the Opium Act, they are not approved under the Medicines Act (Netherlands). In light of the above and based on advice of counsel in the Netherlands, the Opium Act does not prohibit the presence and/or use of fresh, unprocessed truffles with psilocybin. The truffles with psilocybin may not be subject in any way or form to any further processing (that results in the truffles becoming a preparation prohibited under the Opium Act).
Clinics Operations
Each province and territory of Canada and each state in the U.S. mandates the requirements for the Clinics and the conduct of the medical professionals who work in the Clinics. Please refer to the table set out in the Field Trip’s MIC for Health Minister details concerning these regulations.
We employ medical professionals and administer psilocybin-containing truffles in our Amsterdam Centre, which is operating as an “alternative care provider” under Dutch laws.
While the treatments that occur at the Clinics are novel in some respects, the prescription of ketamine and the dispensing of ketamine are not novel and are subject to the same restrictions as would apply to any medical professional who prescribes other controlled substances to his or her patients. There are no special licenses, permits, authorizations or approvals required that are different from any other ordinary course approvals required by applicable governmental authorities for any medical clinic. As such, licensed medical practitioners may prescribe ketamine legally in Canada or the U.S. where they believe it will be an effective treatment in their professional judgment. It is SpinCo’s policy never to dictate or influence the professional judgment of our physicians, nurses or other clinical staff in determining the best course of treatment for their patients.
Administration of ketamine as part of the KAP program is performed only following prescription by a licensed physician or by a licensed nurse practitioner or other medical professional and under the supervision of a licensed physician. The Clinics may utilize, in addition to physicians, mid-level practitioners such as physician assistants and nurse practitioners and mental health practitioners such as psychologists and psychotherapists. The exact make-up of staff for each Clinic varies by location and additional professionals and/or administrative staff may also be employed.
In addition to KAP, SpinCo offers several additional programs in North America. The KAP Co-Op program makes KAP available to patients of trained therapists in a package whereby (a) SpinCo facilities and medical professionals provide the ketamine sessions, and (b) third-party therapists provide related integration therapy as part of their ongoing relationship with the patient.
In Canada, the provincial/territorial level of government has authority over the delivery of health care services, including regulating health facilities, administering health insurance plans such as OHIP, distributing prescription drugs within the province, and regulating health professionals such as doctors, psychologists, psychotherapists and nurse practitioners. Regulation is generally overseen by various colleges formed for that purpose, such as the College of Physicians and Surgeons of Ontario.
In the U.S., the laws applicable to the Clinics and the conduct of medical professionals therein are at the state level and vary by jurisdiction. Additionally, in the U.S., the Clinics or doctors, as applicable, are also required to have a DEA License to prescribe ketamine. In each state, SpinCo plans to offer KAP, psychotherapy and ancillary mental health services.

As of the date hereof, to the best of SpinCo’s knowledge, each of the medical professionals working at the Clinics are in good standing with the applicable regulatory body that governs such medical professionals.
Under SpinCo’s business model, there are no state-specific licenses required to (a) operate a mental health clinic prescribing and/or administering ketamine, (b) store and/or administer ketamine, other than those which mirror the CDSA requirements, and (c) operate or provide management services to the Clinics, other than standard filings with the applicable Secretary of State for out-of-state companies, which Field Trip Health USA Inc. (“Field Trip USA”) has obtained in connection with the setup of these locations.
Some states have legislation or policies relating to the “Corporate Practice of Medicine” doctrine (“CPOM”) that govern business relationships between licensed medical professionals and unlicensed individuals or companies. The following states have CPOM legislation: New York, California, Illinois, and Texas. The States of Georgia, Washington, Connecticut and Arizona do not have specific CPOM legislation, but case law or statements by the Attorney General may have established or invoked CPOM doctrine in those states. In order to comply with CPOM, Clinics in these states are owned solely by state-licensed physicians and are organized as physician practices. In such states, Field Trip USA will provide management services to the physician practices that own such Clinics. The relationship between Field Trip USA and the physician practices that it manages are subject to various standards of CPOM, anti-kickback and fee-splitting rules. The District of Columbia does not have a CPOM statute nor is there clear judicial consideration of CPOM within this jurisdiction. However, SpinCo proposes to organize the Clinics in those jurisdictions as physician-owned PCs.
Individuals and entities that conduct business in the U.S. health care industry must comply with applicable state and federal anti-kickback laws that limit activities that may be viewed as incentivization or inducement methods. To the best of the Company’s knowledge, no medical professionals at the Clinics receive commissions, incentives or other fees, directly or indirectly.
In The Netherlands, SpinCo’s wellness centre expects to make psilocybin-containing truffles available to clients in connection with wellness programs. As noted above, psilocybin-containing truffles are neither prohibited under the Opium Act nor are they approved as a medicine. As such, SpinCo is making the psilocybin-containing truffles available to clients for consumption as a whole, natural food product. As SpinCo employs medical professionals in its business, we have elected to register as an alternative care provider with WKKGZ. In addition to registration, we have implemented all other procedures required under the WKKGZ for alternative care providers, including treatment, incident reporting and complaint procedure protocols, reporting policies and an employee expertise policy. In the event that the Dutch authorities take the position that therapy with truffles qualifies as “regular care”, or that truffles containing psilocybin qualify as a medicinal product, SpinCo would then need to take steps to comply with local laws applicable to a regular care provider. Should this event occur, SpinCo will evaluate its options in the Netherlands to ensure full compliance with all applicable legislation and regulations.
SpinCo’s business is also governed by laws in Canada, the U.S. and the Netherlands pertaining to handling, use and protection of personal health information, including the Personal Health Information Protection Act (Ontario), the Health Insurance Portability and Accountability Act of 1996, the Netherlands’ Personal Data Protection Act (Wet Bescherming persoonsgegevens) and similar provincial or state laws. These laws and related regulations grant a number of rights to individuals as to their personal health information and restrict the use and disclosure of such information. SpinCo has in place privacy practices designed to comply with these requirements and ensures that service providers having access to personal health information have entered into agreements that include appropriate protective clauses, including business associate agreements where applicable.
SpinCo Digital Operations
FT Digital has designed a mobile software application available for both iOS and Android devices (the “Trip App”). The Trip App is designed to provide support to users with a framework and tools for self-directed consciousness expanding activities. The Trip App features mood tracking, personalized music, trip record keeping, guided journaling, voice recording, and mindfulness content. To its knowledge, SpinCo has all licenses required to offer the Trip App.
FT Digital has designed “Portal” a next generation digital health platform for clients participating in psychedelic therapies at SpinCo health centres. Portal connects our patients and therapists with individualized patient journeys and content, along with tools such as mood monitoring, journaling, and activity tracking. To its knowledge, SpinCo has all licenses required for Portal.
SpinCo Training Operations
SpinCo Training offers courses to medical practitioners interested in learning about KAP. As the SpinCo Training division does not issue degrees or professional certifications, its business does not require any specific licensing where it operates. Experiential training is offered through the physician-owned PCs, which are duly licensed to provide medical services.
SpinCo Site Management Organization Services (“SMO”)
Various regulated parties may be involved in clinical research, including a sponsor, qualified investigator, CRO, and SMO. The responsibilities of these parties vary by individual research protocol as well as the location where the research activity takes place. However, the scope of a SMO’s responsibility is generally limited to managing the site and may include submission to the Institutional Review Board or Independent Ethics Committee (IRB/IEC) for approval; patient recruitment, gathering informed consent, ensuring protocol compliance; and supporting the sponsor’s monitoring activities.
There is no specific license for an SMO. Applicable Canadian regulations require provincial medical license for the Medical Director, professional licenses for staff interacting with trial subjects, and where handling controlled substances that do not have an approved use, an exemption from the CDSA under Section 56 or Health Canada’s Special Access Programme. Similarly, US laws require a lead investigator and parties conducting research to be appropriately licensed, including DEA licensing where applicable. All SMO activities would be approved by relevant health authorities, such as the FDA or Health Canada, as applicable.
Natural Products Operations
As psilocybin is not included in the Jamaica Drug Act, it is not a controlled or restricted substance in Jamaica and therefore no other specific controls, permits, licenses or authorizations are required to conduct research on psilocybin. The Psilocybin Research conducted at the Jamaica Facility is governed by the Jamaica Ministry of Health (“JMH”), Ethics and Medico-Legal Affairs Panel and by the JMH Standards and Regulation Division, as would any other research conducted in a clinical setting. In addition to Good Laboratory Practices (“GLP”) and cGMP, research involving human subjects is governed by the JMH Guidelines for the Conduct of Research on Human Subjects. Furthermore, medicines, including natural products, require registration with the JMH prior to importation, distribution and sale in Jamaica, as outlined in the Food and Drugs Act, 1964 (Jamaica).
The Psilocybin Research is not in contravention of local laws in Jamaica and the Company is relying on a legal opinion from local counsel confirming the same with respect to the Psilocybin Research. Through consultation with local resources and personnel with relevant knowledge and experience, as necessary, in Jamaica, the Company is satisfied that all necessary licenses, permits and regulatory approvals have been obtained in order to carry on the business as currently conducted and that such licenses, permits and regulatory approvals that have been obtained are in good standing.
The Company’s Psilocybin Research activities rely on its relationship with UWI under the Research Agreement in respect of the Psilocybin Research. UWI is a globally recognized academic institution. The Research Agreement was negotiated at arm’s length, with legal counsel acting on behalf of the Company both in Canada and Jamaica, and includes appropriate intellectual property and confidentiality provisions. Psilocybin Research is legal in Jamaica.

COMPLIANCE PROGRAM
The Company oversees and monitors compliance with applicable laws in each jurisdiction in which it operates. In addition to the Company’s senior executives and the employees responsible for overseeing compliance, the Company has local regulatory/compliance counsel engaged in every jurisdiction (provincial, state and local) in which it operates. The principal medical professional at each Clinic serves as the liaison to provincial, state and/or local governmental authorities. The Company has developed protocols for use in all of its Clinics with the goal of ensuring that each of the Clinics’ operations and employees strictly comply with applicable laws and regulations and that operations do not endanger the health, safety or welfare of the community. Additionally, the Company has established a team of advisors with cross-functional expertise in business, neuroscience, pharmaceuticals, mental health and psychedelics to advise management.
In conjunction with the Company’s human resources and operations departments, the Company oversees and implements training on the Company’s protocols. The Company will continue to work closely with external counsel and other compliance experts and is evaluating the engagement of one or more independent third-party providers to further develop, enhance and improve its compliance and risk management and mitigation processes and procedures in furtherance of continued compliance with the laws of the jurisdictions in which the Company operates. The programs currently in place include continued monitoring by executives of the Company to ensure that all operations conform to and comply with required laws, regulations and operating procedures. The Company further requires that each Clinic and all third parties in which it is engaged with report and disclose all instances of non-compliance, regulatory, administrative, or legal proceedings that may be initiated against them. The Company is currently in compliance with the laws and regulations in all jurisdictions and the related licensing framework applicable to its business activities. Additionally, the Company has established a PC Advisory Committee with a mandate to provide strategic advice with respect to the structure of Clinics as PCs and the protocols for operations of the PCs. Similarly, the Company has a medical officer administrator advisory committee with a mandate to provide feedback and advice concerning operations. As a group the PCs have formed a patient advisory board with a view to obtaining patient feedback and input.
The Company has developed and continues to refine a compliance program designed to ensure operational and regulatory requirements continue to be satisfied. SpinCo has also put in place an anti-money laundering policy (the “AML Policy”) designed to ensure proactive, ongoing steps are taken to create and maintain operations that are conducted in compliance with all applicable AML laws, including in Canada, the United States and other jurisdictions. Through its human resources and operations departments, the Company oversees and implements training for all employees with respect to the Company’s protocols.
The Company has received legal opinions or advice in each jurisdiction where it currently operates or proposes to operate (other than jurisdictions where the applicable legislation has not yet been created or had not yet been passed into law), confirming the permissibility of the Company’s operations in such jurisdictions.
The Company’s operations are conducted in compliance with local laws where such activities are permissible and either (a) do not require any specific legal or regulatory approvals, or (b) the Company has all necessary legal and/or regulatory approvals. See Risk Factors.
KEY HIGHLIGHTS AND RECENT DEVELOPMENTS
SpinCo Health Clinic Centres
During the quarter, we continued to refine our clinic operational model to gain operating efficiencies. The Company announced the submission of its first application on behalf of a patient to Health Canada’s Special Access Program (“SAP”), which was amended in January to enable access to psilocybin and MDMA. The SAP provides physicians treating patients suffering “serious or life-threatening conditions” with the ability to request access to drugs that have not yet been approved for sale in Canada when conventional therapies have failed, are unsuitable, or unavailable. As the largest provider of psychedelic-assisted therapies in Canada, SpinCo is uniquely positioned to help Canadians access the SAP for psilocybin and MDMA, and we expect to submit additional applications for patients in the coming months.
Subsequent to the quarter, the Company launched a new service offering, Field Trip at Home™ Powered by Nue Life, which provides ketamine treatments from the comfort of a person’s home. Through this arrangement, SpinCo now offers increased accessibility and convenience for those interested in pursuing the treatment outcomes of ketamine therapy outside of a clinic setting through Nue Life’s at-home and telehealth offerings. The platform provides an alternative to in-clinic care.
As of the date of this MD&A, we have 12 existing Clinics and have halted construction at the following 6 locations: Stamford, Connecticut, San Carlos, California, Austin, Texas, Scottsdale, Arizona, Dallas, Texas and Miami, Florida. With the increased focus on reaching clients through our digital platforms, Trip and Ketamine at Home, as well as ongoing streamlining of our in-person offerings, we have deferred the opening of new clinics to a future date. We intend to sublease space at these 6 locations.
SVB Facility
On July 21, 2022, the Company entered into a term sheet with Silicon Valley Bank (“SVB”). Subject to negotiation of definitive documentation, the Company has negotiated a credit facility of up to $6.5 million dollars (the “Facility”). Subject to certain covenants, the Facility may be drawn down in two tranches, being $3M at closing and $3.5M following achievement of specific milestones beginning the fiscal quarter ending September 30, 2023.
The Facility bears interest at the higher of Canadian Prime plus 2.30% or 6.00% and the final payment under the Facility shall be 5.00% of the funded amount, due upon the earlier of maturity or termination of the Facility. The Facility shall be interest-only through September 30, 2023, which interest-only period may be automatically extended to February 29, 2024 on achievement of the aforementioned milestones. In all cases the Facility shall amortize in 18 equal payments of principal plus interest following the interest-only period.
Upon closing and subject to approval of the TSX Venture Exchange and compliance with its policies, the Company shall grant SVB a warrant to purchase shares equal to 2.0% of the amount of the Facility divided by the lower of the trailing 10-day average share price prior to closing or the share price on the day immediately prior to closing.
Founder Group Credit Note
On July 25, 2022, the Company made a revolving promissory note in favour of the five founders of Field Trip Health Ltd. or companies owned or controlled by them (the “Founder Group”). Under the promissory note, the Founder Group has made a credit facility of up to $2,500,000 available to the Company to fund working capital (the “Founder Credit Note”). The Founder Credit Note may be drawn down subject to certain conditions being met and only after 6 months have elapsed from the listing of the Company’s shares on the TSXV. The Founder Credit Note bears no interest and will be available to the Company until the earlier of (i) the Company entering into a third-party credit facility with SVB or another creditor, or (ii) one year from the listing of the Company’s shares on the TSXV.
NON-REVENUE GENERATING PROJECTS
SpinCo currently has two significant projects, which have not yet generated any revenue or significant revenues:
a.
the development of its digital tools, being the “Trip” app and “Portal”; and

c.
psilocybin-producing fungi research and cultivation at its Jamaica Facility

See Milestones and Available Funds for a discussion of the expenditures made by the Company in respect of its significant projects and how these expenditures relate to activated timing and costs to take the significant projects to the next stage of the project plan.
Digital Tools: Trip and Portal
During the quarter, we released an enhanced version of Portal to improve the client onboarding experience and to further expand SpinCo’s patient data collection capabilities. Additional features to streamline clinic operations are currently underway. We have also made several improvements to our Trip app, including content enhancements and the launch of a Trip Ambassador program; in addition, we have recently launched an integrated chat feature within the app to facilitate member discussions of their psychedelic experiences and outcomes, as well as to foster user engagement and community building.
Psilocybin Research
In October 2020, the Company formally opened the Jamaica Facility. Cultivation research initiated in our temporary facility within the UWI complex was moved to the new dedicated facility. Several psilocybe mushroom varieties are being cultivated. Operations include parametric optimization of different growth medium and growth conditions for different species, development of analytical techniques to characterize active substances (tryptamine alkaloids), and characterization of the development of mycelia and truffle formations as a function of cultivating methods. The goal is to better understand the techniques for production of mushrooms with reproducible yields and quality, create processes for production, storage, packaging and stability, as well as analytical methods needed for complete characterization, including methods to demonstrate “food safety” (i.e., potency, bioburden, absence of pesticides (none are used), other potential environmental toxins). The Company wishes to emphasize that the psilocybin-containing mushrooms, truffles in all botanical forms, whether dried or fresh, are strictly for R&D purposes only and are destroyed when no longer useful. None of the botanical substances or extracts are sold, consumed or provided for consumption, nor are they exported to any of these ends.
We are cultivating in small batches more than 13 different strains under a variety of solid substrate and liquid culture conditions with the goals of optimizing yields and potency using newly developed and standardized methods. Quality controls are performed on-site and with the assistance of local laboratories. We currently have a Director of Research, 2 full-time laboratory staff on-site performing cultivation and controls, plus 1 supporting part-time staff. Prof. Rupika Delgoda (Director of the Natural Products Institute) provides scientific expertise, local oversight and co-management activities in collaboration with the Company. We expect to spend $556,000 over the next 12 months on ongoing psilocybin research. We intend to continue our psilocybin research thereafter in order to further our intellectual property portfolio through the development of optimized cultivation methods, extraction techniques and pursuit of novel molecule discovery.
Effects of COVID-19 Pandemic on Operations
The COVID-19 pandemic and various government steps to reduce the spread of COVID-19 have had and continue to have a significant impact on the way people live, work and interact and have significantly impacted and will likely continue to impact economic activity around the world.
During the COVID-19 pandemic, many of the regions in which we operate or plan to operate have experienced unprecedented “lockdowns” or “stay at home” orders, and other government mandated restrictions to try and reduce the spread of COVID-19. The situation continues to be uncertain and varies by market as infection rates of COVID-19 and its variants remain high in many regions throughout the world including Canada, the U.S. and The Netherlands where we have existing clinic locations. Because our Clinics have been deemed “essential service”, we have been able to continue operating our Clinics, however, the health, safety and well-being of our employees and patients have been our first priority and has informed the rate at which we have been on-boarding new patients to ensure compliance with health and safety measures and social distancing protocols, consistent with government recommendations and requirements.
We anticipate that the long-term goals of the Company will require additional capital contributions via debt or equity financings. In the event that the impact of COVID-19 worsens and negatively affects capital markets generally, there is a risk that the Company may not be able to secure funding for these long-term objectives.

SELECTED CONSOLIDATED FINANCIAL DATA
	3 months ended March 31, 2022	3 months ended March 31, 2021	Fiscal Year Ended March 31, 2022	Fiscal Year Ended March 31, 2021
	$	$	$	$
Revenue
Patient services	1,724,102	526,435	4,860,129	960,895
	1,724,102	526,435	4,860,129	960,895
Operating Expenses
General and administration	7,449,130	3,646,117	24,415,136	9,513,552
Occupancy costs	306,798	433,279	1,667,985	897,391
Sales and marketing	434,781	727,714	3,893,426	1,700,432
Research and development	31,434	311,909	352,472	1,810,488
Depreciation and amortization	1,124,854	539,321	3,603,067	1,394,404
Patient services	2,691,335	958,209	9,150,236	1,995,106
	12,038,332	6,616,549	43,082,322	17,311,373
Other Income (Expenses)
Interest income	7,426	12,175	28,388	18,597
Interest expense	(372,290)	(112,928)	(1,096,343)	(303,296)
Other expense	(669,762)	(253,082)	(767,161)	(1,242,096)
Net Loss	(11,348,857)	(6,443,949)	(40,057,309)	(17,877,273)
Net Loss per Share – Basic and Diluted	(0.23)	(0.17)	(0.81)	(0.63)
	As at March 31, 2022	As at March 31, 2021
	$	$
Cash	1,998,665	1,304,134
Restricted cash	776,551	588,041
Accounts receivables	1,053,077	729,993
Total Assets	37,348,201	13,621,462
Total Non-Current Financial Liabilities	26,745,396	6,426,484

RESULTS OF OPERATIONS
For the Fourth Quarter of Fiscal 2022
Overview
For our fourth fiscal quarter ended March 31, 2022, we earned patient services revenues of $1,724,102 from our 12 Clinics, an increase of $1,197,667 or 228% over our comparative quarter ended March 31, 2021 of $526,435. Our District of Columbia clinic began generating revenues in March 2022. Our prior year comparative quarter patient services revenues of $526,435 comprised Toronto, New York, Santa Monica, Chicago and Atlanta. We expect to scale our revenue as the number of patients treated at our locations increases.
Net loss for our fourth fiscal quarter of $11,348,857 was primarily due to general and administration expenses of $7,449,130, patient services expenses of $2,691,335, research and development expenses of $31,434, foreign exchange loss of $674,151, depreciation and amortization of $1,124,854, sales and marketing expenses of $434,781 and occupancy costs of $306,798. Net loss for our prior year comparative quarter of $6,443,949 was primarily due to general and administration expenses of $3,646,117, patient services expenses of $958,209, research and development expenses of $311,909, sales and marketing expenses of $727,714, depreciation and amortization of $539,321, foreign exchange loss of $253,082 and occupancy costs of $433,279. The increase from the prior year primarily reflects the Company’s focus on growing the Clinics business and our continued investment in our drug development pipeline. As we continue to scale, we expect to optimize and streamline the development of our psychedelic-assisted therapies.
For the fiscal year ended March 31, 2022, we earned patient services revenues of $4,860,129, an increase of $3,899,234 or 406% over the comparative fiscal year ended March 31, 2021 of $960,895, primarily due to 12 operating clinics compared to 5. Net loss for the fiscal year ended March 31, 2022 of $40,057,309 was primarily due to general and administration expenses of $24,415,136, patient services expenses of $9,150,236, research and development expenses of $352,472, sales and marketing expenses of $3,893,426, depreciation and amortization of $3,603,067, occupancy costs of $1,667,985, interest expense of $1,096,343 and foreign exchange loss of $783,653, partially offset by interest income of $28,388. Non-recurring operating expenses or one-time in nature charges for the fiscal year 2022 relate to clinic infrastructure of $2,546,621, operating efficiencies of $6,702,193, and transaction costs of $1,185,772. Field Trip implemented a series of operational improvements to increase clinic throughput and create operational efficiencies. As such, Field Trip focused on implementing the improvements in the existing clinics and paused any plans to build clinics. Net loss for the comparative prior fiscal year of $17,877,273 was primarily due to general and administration expenses of $9,513,552, research and development expenses of $1,810,488, patient services expenses of $1,995,106, sales and marketing expenses of $1,810,488, foreign exchange loss of $1,298,486, depreciation and amortization of $1,394,404 and occupancy costs of $897,391.
General and Administration
Components of general and administrative expenses for the three months and fiscal years ended March 31, 2022 and 2021 were as follows:
	3 months ended March 31, 2022	3 months ended March 31, 2021	Fiscal Year Ended March 31, 2022	Fiscal Year Ended March 31, 2021
	$	$	$	$
Personnel costs	1,529,481	2,069,939	9,731,852	4,723,155
External services	4,169,715	512,153	5,684,658	2,411,030
Share-based payments	1,030,607	625,316	4,900,874	1,180,522
Travel and entertainment	127,895	242,501	1,474,995	387,690
IT and technology	364,054	152,072	1,857,999	655,950
Office and general	227,378	44,136	764,758	155,205
Total general and administration	7,449,130	3,646,117	24,415,136	9,513,552

Personnel costs include compensation paid to its corporate headquarters and operations staff, as well as medical office administration (“MOA”) staff located at its various clinic locations. External services comprise professional and consulting fees, investor relations and insurance expenses.
For our fourth fiscal quarter ended March 31, 2022, general and administrative expenses totaled $7,449,130, an increase of $3,803,014 compared to general and administrative expenses of $3,646,117 for the comparative quarter ended March 31, 2021. This increase was primarily due to external services of $ 3,657,561, share-based payments of $405,291 and IT and technology costs of $211,982, partly offset by lower personnel cost of $540,457.
For the fiscal year ended March 31, 2022, general and administrative expenses totaled $24,415,136, an increase of $14,901,584 compared to general and administrative expenses of $9,513,552 for the comparative fiscal year ended March 31, 2021. This increase was primarily due to personnel costs related to corporate, operations and medical office administration (“MOA”) staff of $5,008,697 relating to our existing Clinics, share-based payments of $3,720,352, external services of $3,273,628, IT and technology costs of $1,202,049 and travel and entertainment expenses of $1,087,305 related to clinic buildouts.
Occupancy costs
Components of occupancy costs for the three months and fiscal years ended March 31, 2022 and 2021 were as follows:
	3 months ended March 31, 2022	3 months ended March 31, 2021	Fiscal Year Ended March 31, 2022	Fiscal Year Ended March 31, 2021
	$	$	$	$
Operating rent expense	148,605	88,289	392,231	249,485
Taxes, maintenance, insurance	7,269	8,941	121,989	37,738
Minor furniture and fixtures	85,646	313,980	919,732	507,976
Utilities and services	65,278	22,069	234,033	102,192
Total occupancy costs	306,798	433,279	1,667,985	897,391
Occupancy costs relate to our Toronto headquarters, 12 existing Clinics as of the date of this MD&A, 6 Clinics on hold and the Jamaica Facility.
Operating rent expense comprises additional (non-lease) variable rent payments which are excluded from the right-of-use asset or lease obligations.
For our fourth fiscal quarter ended March 31, 2022, occupancy costs totaled $306,798, a decrease of $126,481 compared to occupancy costs of $433,279 for the comparative quarter ended March 31, 2021. This decrease was primarily due to lower purchase of minor furniture and fixtures of $228,334 related to our Washington, DC and Vancouver clinics. Occupancy costs for the quarter March 31, 2021 related mainly to our Toronto, New York, Santa Monica, Chicago, Atlanta, Houston and Netherlands leases.
For the fiscal year ended March 31, 2022, occupancy costs totaled $1,667,985, an increase of $770,594 compared to occupancy costs of $897,391 for the comparative year ended March 31, 2021. This increase was primarily due to the purchase of minor furniture and fixtures of $411,756 for the 6 additional clinics that were opened during the year, operating rent expense of $142,746 and utilities and services of $131,841. Occupancy costs for the comparative year ended March 31, 2021 related to our Toronto, New York and Santa Monica, Chicago, Atlanta, Houston and Netherlands leases.

Sales and Marketing
Components of sales and marketing for the three months and fiscal years ended March 31, 2022 and 2021 were as follows:
	3 months ended March 31, 2022	3 months ended March 31, 2021	Fiscal Year Ended March 31, 2022	Fiscal Year Ended March 31, 2021
	$	$	$	$
Brand and public relations	127,343	344,823	1,255,436	731,511
Conference fees	6,976	32,725	102,857	78,783
Personnel costs	105,130	139,117	546,231	358,499
Share-based payments	-16,718	34,428	114,404	58,737
External marketing services	150,690	167,838	1,633,260	464,119
Other marketing	61,360	8,783	241,238	8,783
Total sales and marketing	434,781	727,714	3,893,426	1,700,432
For our fourth fiscal quarter ended March 31, 2022, sales and marketing expenses totaled $434,781, a decrease of $292,933 compared to sales and marketing expenses of $727,714 for the comparative quarter ended March 31, 2021. This decrease was primarily due to brand and public relations costs of $217,480, share-based payments of $51,146 and conference fees of $25,749. During the quarter, the Company continued to build out organic and paid digital acquisition channels across all Clinics, resulting in steady growth in client acquisitions and patient services.
For the fiscal year ended March 31, 2022, sales and marketing expenses totaled $3,893,426, an increase of $2,192,994 compared to sales and marketing expenses of $1,700,432 for the comparative fiscal year ended March 31, 2021. This increase was primarily due to external marketing services of $1,169,141, brand and public relations costs of $523,925, personnel costs of $ 187,732 and other marketing costs of $232,455 as the Clinics continue to scale.
Research and Development
Components of research and development for the three months and fiscal years ended March 31, 2022 and 2021 were as follows:
	3 months ended March 31, 2022	3 months ended March 31, 2021	Fiscal Year Ended March 31, 2022	Fiscal Year Ended March 31, 2021
	$	$	$	$
External services	—	97,605	—	97,605
Personnel costs	—	95,115	138,408	95,115
Share-based payments	(1,414)	125,646	116,616	1,547,470
Supplies and services	32,848	(6,457)	97,448	70,298
Total research and development	31,434	311,909	352,472	1,810,488
For our fourth fiscal quarter ended March 31, 2022, research and development expenses totaled $31,434, a decrease of $280,476 compared to research and development expenses of $311,909 for the comparative quarter ended March 31, 2021. This decrease was primarily due to share-based payments of $ 127,059 and personnel costs of $95,114.
For the fiscal year ended March 31, 2022, research and development expenses totaled $352,472, a decrease of $1,360,411 compared to research and development expenses of $1,810,488 for the comparative fiscal year ended March 31, 2021. This decrease was primarily due to share-based compensation expense of $1,430,854 mainly related to the services provided by Darwin Inc. for the Jamaica facility.

Depreciation and Amortization
Components of depreciation and amortization for the three months and fiscal years ended March 31, 2022 and 2021 were as follows:
	3 months ended March 31, 2022	3 months ended March 31, 2021	Fiscal Year Ended March 31, 2022	Fiscal Year Ended March 31, 2021
	$	$	$	$
Property, plant and equipment	248,630	177,098	810,925	346,011
Right of use asset	830,793	331,581	2,626,207	987,226
Intangible assets	45,431	30,642	165,935	61,167
Total depreciation and amortization	1,124,854	539,321	3,603,067	1,394,404
For our fourth fiscal quarter ended March 31, 2022, depreciation and amortization totaled $1,124,854, an increase of $585,533 compared to depreciation and amortization of $539,321 for the comparative quarter ended March 31, 2021. For the fiscal year ended March 31, 2022, depreciation and amortization totaled $3,603,067, an increase of $2,208,663 compared to depreciation and amortization of $1,394,404 for the comparative fiscal year ended March 31, 2021. These increases were mainly due to right of use assets and leasehold improvements related to new clinic leases. As at March 31, 2022, we had 18 clinic leases signed in addition to leases for the Toronto headquarters and the Jamaica Facility.
Patient Services Expense
Components of patient services expenses for the three months and fiscal years ended March 31, 2022 and 2021 were as follows:
	3 months ended March 31, 2022	3 months ended March 31, 2021	Fiscal Year Ended March 31, 2022	Fiscal Year Ended March 31, 2021
	$	$		$
Personnel costs	2,432,239	810,334	8,112,830	1,768,447
Share-based payments	121,261	74,416	512,956	93,414
Supplies and services	102,009	61,400	419,481	116,048
Payment provider fees	35,826	12,059	104,969	17,197
Total patient services expense	2,691,335	958,209	9,150,236	1,995,106
Patient services expense is comprised of direct costs incurred by the Clinics to generate patient services revenue. SpinCo opened its first clinic in Toronto in March 2020.
For our fourth fiscal quarter ended March 31, 2022, patient services expense totaled $2,691,335, an increase of $1,733,126 compared to patient services expenses of $958,209 for the comparative quarter ended March 31, 2021. This increase was primarily due to an increase in personnel costs of $1,621,905 related to the 12 operating clinics during the quarter compared to 5 in the previous quarter.
For the fiscal year ended March 31, 2022, patient services expense totaled $9,150,236, an increase of $7,155,130 compared to patient services expense of $1,995,106 for the comparative year ended March 31, 2021. This increase was primarily due to an increase in personnel costs of $6,344,383 related to the 7 additional clinics opened during the year compared to 5 the previous year.

Interest Income
Components of interest income for the three months and fiscal years ended March 31, 2022 and 2021 were as follows:
	3 months ended March 31, 2022	3 months ended March 31, 2021	Fiscal Year Ended March 31, 2022	Fiscal Year Ended March 31, 2021
	$	$	$	$
Interest income on refundable lease deposit	7,479	1,182	25,185	7,549
Interest income on bank balances	(53)	10,993	3,203	11,048
Total interest income	7,426	12,175	28,388	18,597
Interest Expense
Components of interest expense for the three months and fiscal years ended March 31, 2022 and 2021 were as follows:
	3 months ended March 31, 2022	3 months ended March 31, 2021	Fiscal Year Ended March 31, 2022	Fiscal Year Ended March 31, 2021
	$	$	$	$
Interest expense on leases	(371,198)	(112,083)	(1,091,800)	(301,503)
Interest expense on loan	(1,092)	(845)	(4,543)	(1,793)
Total interest expense	(372,290)	(112,928)	(1,096,343)	(303,296)
Other Expense
Components of other expense for the three months and fiscal years ended March 31, 2022 and 2021 were as follows:
	3 months ended March 31, 2022	3 months ended March 31, 2021	Fiscal Year Ended March 31, 2022	Fiscal Year Ended March 31, 2021
	$	$	$	$
Foreign exchange loss	(674,151)	(253,082)	(783,653)	(1,298,486)
Government assistance	4,389	—	16,492	56,390
Total other expense	(669,762)	(253,082)	(767,161)	(1,242,096)
During the fourth fiscal quarter ended 31 March 2022, we recorded a foreign exchange loss of $674,151 compared to the prior year quarter loss of $253,082. For the fiscal year ended March 31, 2022, we recorded a foreign exchange loss of $783,653 compared to a foreign exchange loss of $1,298,486 for the comparative fiscal year, arising mainly from a comparatively lower weakening of the US Dollar against the Canadian Dollar.
LIQUIDITY AND CAPITAL RESOURCES
Cash and Working Capital
We have financed our operations primarily from the investment from Field Trip Psychedelics Inc. and, to a lesser degree, from patient revenues from our Clinics and interest income on funds available for investment. The Company’s primary capital needs are for clinic rollout, digital teletherapy tool development and for working capital purposes. These activities include staffing, preclinical studies, clinical trials and administrative costs.
We have experienced operating losses and cash outflows from operations since incorporation, and will require ongoing financing to continue its research and development, clinic rollout and digital tele-therapy development activities. We have not earned significant revenues from the Clinics, nor have we earned any revenue or reached successful commercialization of any products. Our success is dependent upon the ability to finance our cash requirements to continue our activities. We have significant lease obligations related to our current Clinics, newly leased property, construction and office locations.
There is no assurance that additional capital or other types of financing will be available if needed or that these financings will be on terms at least as favourable to the Company as those previously obtained, or at all. See “Risks and Uncertainties”.
The table below sets out our cash, funds held in trust, restricted cash and working capital as at March 31, 2022 and 2021:
	As at March 31, 2022	As at March 31, 2021
	$	$
Cash	1,998,665	1,304,134
Restricted cash	776,551	588,041
Working capital	(2,192,104)	107,989
Working capital calculation:
Current assets	4,442,316	3,331,420
Current liabilities	6,634,420	3,223,431
Working capital	(2,192,104)	107,989
As at March 31, 2022, the Company had $100,602 (March 31, 2021 — $100,501) of restricted cash held as collateral against FTP’s credit card limit. The funds are invested in two cashable GIC accounts. $35,212 matures on November 6, 2022, and $65,390 matures on January 20, 2023, respectively. The Company also had $675,949 (March 31, 2021 — $487,540) of restricted cash held at the PCs which, under the terms of the Management Services Agreement, must be used to pay PC personnel and expenses before satisfying prior and current management fees.
Working capital represents the excess of current assets over current liabilities. The increase in our cash was due to cash provided by financing activities of $18,781,431, partially offset by cash used in operating activities of $14,524,108 and cash used in investing activities of $3,624,895.
The following table shows our cash flows from operating, investing and financing activities for the fiscal year ended March 31, 2022 and 2021:
	Fiscal Year Ended March 31, 2022	Fiscal Year Ended March 31, 2021
	$	$
Cash used in operating activities	(14,524,108)	(4,018,760)
Cash provided used in investing activities	(3,624,895)	(2,523,357)
Cash provided by financing activities	18,781,431	7,599,447
Cash related to operating activities
During the current fiscal year ended March 31, 2022, cash used in operating activities of $14,524,108 was primarily due to the net loss of $40,057,309, partially offset by expenses paid by Field Trip Health Ltd. and Field Trip Psychedelics Inc. on behalf of SpinCo of $13,281,935, non-cash share-based payments of $5,644,850, non-cash depreciation and amortization of $3,603,067 and non-cash unrealized foreign exchange loss of $52,816.
During the comparative fiscal year ended March 31, 2021, cash used in operating activities of $4,018,760 was primarily due to the net loss of $17,877,273 and net changes in non-cash working capital of $1,030,693, partially offset by expenses paid by Field Trip Health Ltd. and Field Trip Psychedelics Inc. on behalf of

SpinCo of $10,240,826, non-cash share-based payments of $2,880,143 and non-cash depreciation and amortization of $1,394,404.
Cash related to investing activities
During the current fiscal year ended March 31, 2022, cash used in investing activities of $3,624,895 was mainly due to the acquisition of property, plant and equipment of $2,980,377 for our Seattle, Fredericton, Houston, Vancouver, Scottsdale, DC and Santa Monica Clinics and the Toronto headquarters expansion, acquisition of intangible assets of $222,165 relating to digital tools “Trip” and “Portal”, and refundable security deposits paid for right-of-use assets of $422,353.
During the comparative fiscal year ended March 31, 2021, cash used in investing activities of $2,523,357 consisted primarily of acquisition of property, plant and equipment for our New York, Santa Monica, Chicago and Netherlands Clinics of $1,978,790, acquisition of intangible assets of $363,311 relating to digital tools “Trip” and “Portal” and refundable security deposits paid for right-of-use assets of $181,256.
Cash related to financing activities
During the current fiscal year ended March 31, 2022, cash provided by financing activities of $18,781,431 was primarily due to investment from Field Trip Psychedelics Inc. of $20,771,016, partially offset by principal repayment of lease obligations of $2,009,586 and additional CEBA loan received of $20,000.
During the comparative fiscal year, cash provided by financing activities of $7,599,447 was primarily due investment from Field Trip Psychedelics Inc. of $8,366,098, partially offset by the repayment of lease obligation of $806,651 and CEBA loan proceeds of $40,000.
See also “Milestones & Available Funds” for additional commentary of the use of funds by the Company.
OFF-BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS
We do not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.
Lease obligations
The Company leases real property for its clinical and office locations. Additional (non-lease) rent payments for these locations are variable, and therefore have not been included in the right-of-use asset or lease obligations. The Company is committed for estimated additional variable (non-lease) rent and capital asset payments obligations as follows:
	Additional Rent Payments	< 1 year	1 – 2 years	2 – 3 years	3 – 4 years	4 – 5 years	More than 5 years
	$	$	$	$	$	$	$
Total	5,251,405	750,769	683,039	616,934	619,064	519,283	2,062,316

Note:
(1)
See “Non-Revenue Generating Projects — Clinical Operations” for additional details.

Jamaica Facility Shares
FTP is committed to issue 1,200,000 fully paid-up Common Shares to Darwin Inc. (the “Jamaica Facility Shares”). Darwin Inc. shall manage the construction and project management of the Jamaica Facility, oversee of the operations of the Jamaica Facility, and manage government relations.
The 1,200,000 common shares shall be issued as per following closing milestones: 600,000 upon commencement of research in the newly renovated research facility,150,000 one year from the initial closing date (“Cliff”), and 450,000 on a prorated basis quarterly, commencing on the first calendar quarter following the Cliff and ending on the date that is 36 months following the Cliff.
On September 25, 2020 SpinCo issued the first installment of the Jamaica Facility shares, being a total of 600,000 Common Shares. On June 22, 2021 SpinCo issued the second installment of the Jamaica Facility shares of 150,000 Common Shares. For the period following the Cliff from June 30 to March 31, 2022, SpinCo issued three quarterly installments totalling 112,500 shares. As of March 31, 2022 SpinCo has 337,500 Jamaica Facility shares still outstanding to be issued.
RELATED PARTY TRANSACTIONS
The Company’s related parties include certain investors and shareholders, key management personnel, and entities owned by key management personnel.
Key Management Personnel
Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including directors. Key management as at March 31, 2022 includes sixteen directors and executive officers of the corporation. Key management personnel compensation for the three months and year ended March 31, 2022 and 2021 was comprised of:
	3 months ended March 31, 2022	3 months ended March 31, 2021	Year ended March 31, 2022	Year ended March 31, 2021
	$	$	$	$
Salaries	319,755	614,850	1,937,875	942,745
Share-based compensation	203,159	156,777	1,032,929	226,596
	522,914	771,627	2,970,804	1,169,341
CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
There were no changes in the Company’s internal control over financial reporting that occurred in the three months ended March 31, 2022 that have materially affected, or are likely to materially affect, the Company’s internal control over financial reporting.
CRITICAL ACCOUNTING ESTIMATES
The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, revenue and expenses and the related disclosures of contingent assets and liabilities and the determination of our ability to continue as a going concern. We regularly evaluate our estimates and assumptions related to share-based transaction expense. We base our estimates and assumptions on current facts, historical experience and various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the recording of costs and expenses that are not readily apparent from other sources. Actual results could differ materially from these estimates and assumptions. We review our estimates and underlying assumptions on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and may impact future periods.
The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements, have been set out in Note 3 of our audited consolidated financial statements.
There have been no material changes in any of the critical accounting policies and estimates during the current fiscal quarter.

ACCOUNTING CHANGES AND IMPACT OF RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS
Accounting standards or amendments to existing accounting standards that have been issued, but have future effective dates, are either not applicable or are not expected to have a significant impact on our financial statements.
FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
Cash and cash equivalents, funds held in trust, restricted cash, short-term investments, accounts receivable, and accounts payable and accrued liabilities are all short-term in nature and, as such, their carrying values approximate fair values.
Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements. The Company typically settles its financial obligations in cash. The ability to settle obligations in cash is dependent on the Company raising financing in a timely manner and by maintaining sufficient cash in excess of anticipated needs. As at March 31, 2022, the Company had $2,775,216 of cash and cash equivalents and restricted cash.
RISKS AND UNCERTAINTIES
The Company’s MIC dated May 20, 2022 herewith sets forth material risks and uncertainties that may affect our business, including our future financing and operating results and could cause our actual results to differ materially from those contained in forward-looking statements we have made in this MD&A. The risks and uncertainties, which are incorporated in this MD&A by reference) are not the only ones we face. Additional risks and uncertainties not presently known to us or that we believe to be immaterial may also adversely affect our business. Further, if we fail to meet the future expectations of the public market in any given period now that the Company’s shares are listed, the market price of our Common Shares could decline. We operate in a highly competitive environment that involves significant risks and uncertainties, some of which are outside of our control.

SCHEDULE D
PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
FIELD TRIP HEALTH & WELLNESS LTD. (“SPINCO”)
PRO FORMA CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS AT JUNE 30, 2022
Note	Field Trip Health & Wellness June 30, 2022	Carve-Out SpinCo March 31, 2022	Pro Forma Adjustments March 31, 2022	Notes	SpinCo Pro Forma June 30, 2022
(Expressed in Canadian Dollars)	$	$	$	$	$
ASSETS
CURRENT
Cash	1	1,998,665	—
			9,807,500	2(a)
			10,072,110	2(b)
			(2,639,500)	2(c)
			(1,998,665)	2(g)
	1	1,998,665	15,241,445		17,240,111
Restricted cash		776,551	(776,551)	2(g)	—
Accounts receivable		1,053,077	(1,053,077)	2(g)	—
Other assets		614,023	(614,023)	2(g)	—
TOTAL CURRENT ASSETS	1	4,442,316	12,797,794		17,240,111
NON-CURRENT
Property, plant and equipment		4,462,175	(962,640)	2(f)	3,499,535
Intangible assets		483,354	—		483,354
Right-of-use assets		27,285,334	—		27,285,334
Other non-current assets		675,022	—		675,022
TOTAL NON-CURRENT ASSETS	—	32,905,885	(962,640)		31,943,245
TOTAL ASSETS	1	37,348,201	11,835,154		49,183,356
LIABILITIES AND EQUITY
CURRENT
Accounts payable and accrued liabilities		4,048,880	(4,048,880)	2(g)	—
Deferred revenue		278,717	(278,717)	2(g)	—
Current portion of lease obligations		2,306,823	(2,306,823)	2(g)	—
TOTAL CURRENT LIABILITIES	—	6,634,420	(6,634,420)		—
NON-CURRENT
Loan payable		31,163	—		31,163
Lease obligations		26,714,233	—		26,714,233
TOTAL LIABILITIES	—	33,379,816	(6,634,420)		26,745,396
EQUITY
Share capital	1	—	25,017,654	2(e)
			9,807,500	2(a)
			10,072,110	2(b)
			(1,918,250)	2(c)
	1	—	42,979,014		42,979,014
Owner's net investment		3,284,738	—
			(641,797)	2(d)(i)
			(686,242)	2(d)(ii)
			2,192,104	2(g)
			(4,148,803)	2(e)
	—	3,284,738	(3,284,738)		—
Warrants	—	—	641,797	2(d)(i)	641,797
Share-based payments reserve	—	—	686,242	2(d)(ii)
			88,200	2(h)
			774,442		774,442
Accumulated other comprehensive income	—	683,647	—		683,647
Retained deficit	—	—	(20,868,851)	2(e)
			(721,250)	2(c)
			(962,640)	2(f)
			88,200	2(h)
	—	—	(22,640,941)		(22,640,941)
TOTAL EQUITY	1	3,968,385	18,469,574		22,437,960
TOTAL LIABILITIES AND EQUITY	1	37,348,201	11,835,154		49,183,356
See accompanying Notes

FIELD TRIP HEALTH & WELLNESS LTD. (“SPINCO”)
PRO FORMA CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)
FOR THE TWELVE MONTHS ENDED JUNE 30, 2022
Note	Field Trip Health & Wellness June 30, 2022	Carve-Out SpinCo March 31, 2022	Pro Forma adjustments March 31, 2022	Notes	SpinCo Pro Forma June 30, 2022
(Expressed in Canadian Dollars)	$	$	$		$
REVENUE
Patient services	—	4,860,129	—		4,860,129
Total revenue	—	4,860,129	—		4,860,129
OPERATING EXPENSES
General and administration	—	24,415,136	—
			721,250	2(c)
			962,640	2(f)
			88,200	2(h)
	—	24,415,136	1,772,090		26,187,226
Occupancy costs	—	1,667,985	—		1,667,985
Sales and marketing	—	3,893,426	—		3,893,426
Research and development	—	352,472	—		352,472
Depreciation and amortization	—	3,603,067	—		3,603,067
Patient services	—	9,150,236	—		9,150,236
Total operating expenses	—	43,082,322	1,772,090		44,854,412
OTHER INCOME (EXPENSES)
Interest income	—	28,388	—		28,388
Interest expense	—	(1,096,343)	—		(1,096,343)
Other expense	—	(767,161)	—		(767,161)
Net loss before income taxes	—	(40,057,309)	(1,772,090)		(41,829,399)
Income taxes	—	—	—		—
Net loss	—	(40,057,309)	(1,772,090)		(41,829,399)
Exchange gain from translation of foreign subsidiaries	—	356,345	—		356,345
NET LOSS AND COMPREHENSIVE LOSS	—	(39,700,964)	(1,772,090)		(41,473,054)
($)
Net Loss	(41,829,399)
Comprehensive Loss	(41,473,054)
Loss per Share (basic and diluted)	(0.47)
See accompanying Notes.

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
Unless noted otherwise, all amounts shown are in Canadian dollars
Unaudited
1.   BASIS OF PREPARATION
On May 20, 2022, the Board of Directors of Field Trip Health Ltd. (Field Trip) unanimously approved, in principle, a transaction to spin-out the Field Trip Clinics Business to a subsidiary of Field Trip, Field Trip Health & Wellness Ltd. (SpinCo) to its shareholders as a separate publicly traded company, and on June 27, 2022, the transaction was approved by Field Trip shareholders. This distribution is to be implemented by way of a court-approved plan of arrangement under the Canada Business Corporations Act (the Arrangement). On June 29, 2022, the Company received final court approval for the Spinout Transaction by way of the Arrangement. The closing of the Arrangement remains subject to regulatory approvals, including conditional listing approval by the TSX Venture Exchange.
As a result of the Arrangement, shareholders will hold common shares of a new public company which will be called SpinCo, and retain their ownership in Field Trip in the form of Reunion shares. SpinCo will apply for its own listing on the Toronto Stock Exchange Ventures (TSXV). In connection with the Arrangement, Reunion will contribute approximately $9.8 million of cash to SpinCo in exchange for approximately 21.8% of the SpinCo Shares issued and outstanding on closing of the Arrangement.
The accompanying unaudited pro forma consolidated statement of financial position of SpinCo as at March 31, 2022 and the unaudited pro forma consolidated statements of income (loss) and comprehensive income (loss) of SpinCo for the year ended March 31, 2022 (collectively, the Pro Formas) have been prepared by management to reflect the Arrangement.
SpinCo presents its financial statements in accordance with International Financial Reporting Standards (IFRS). The accounting policies used in the preparation of SpinCo’s unaudited pro forma consolidated financial statements are those that are set out in Field Trip Health Ltd.’s audited consolidated financial statements for the year ended March 31, 2022.
The combined carve-out financial statements of SpinCo have also been presented in accordance with IFRS on a carve-out basis from Field Trip. The basis of presentation of the SpinCo combined carve-out financial statements is described in the notes to the audited combined carve-out financial statements for the year ended March 31, 2022.
The unaudited pro forma consolidated statement of financial position as at March 31, 2022 gives effect to the Arrangement as if it had occurred on March 31, 2022. The unaudited pro forma consolidated statements of income (loss) and comprehensive income (loss) for the year ended March 31, 2022 give effect to the Arrangement as if it had occurred on April 1, 2021. The preparation of the Pro Formas required adjustments are described in Note 2.
The unaudited pro forma consolidated statement of financial position as at March 31, 2022 and the unaudited pro forma consolidated statement of income (loss) and comprehensive income (loss) for the year ended March 31, 2022 includes an adjustment to deduct the amounts presented in the unaudited combined carve-out financial statements of SpinCo for the year ended March 31, 2022. The unaudited pro forma consolidated statement of income (loss) and comprehensive income (loss) for the year ended March 31, 2022 includes an adjustment to deduct the amounts presented in the audited combined carve-out financial statements of SpinCo for the year ended March 31, 2022.
The Pro Formas should be read in conjunction with the audited consolidated financial statements and the audited combined carve-out financial statements for the year ended March 31, 2022 for Field Trip and SpinCo, respectively, as well as the unaudited consolidated financial statements and the unaudited combined carve-out financial statements for the year ended March 31, 2022 for Field Trip and SpinCo, respectively.
The Pro Formas have been prepared for illustrative purposes only and may not be indicative of the operating results or financial condition that would have been achieved if the Arrangement had been completed on the dates or for the periods presented, nor do they purport to project the results of operations or financial position for any future period or as of any future date. In addition to the pro forma adjustments, various other factors will have an effect on the financial condition and results of operations of Reunion and SpinCo after the completion of the Arrangement.
2.   PRO FORMA ASSUMPTIONS AND ADJUSTMENTS
The Pro Formas include the following assumptions and adjustments:
Given that all of the carve-out entities and activities are ultimately controlled by the same party, the accounting for this transaction is excluded from the scope of IFRS 3 as they meet the definition of a “common control transaction”. All assets and liabilities have been transferred at their carrying values with no gain or loss recognized upon transfer.
a) To reflect in the unaudited pro forma consolidated statement of financial position the estimated $9.8 million of cash to be contributed to SpinCo by Reunion in exchange of approximately 19.6 million SpinCo shares at $0.50 per share in conjunction with the Arrangement.
b) To reflect a non-brokered offering of SpinCo Shares and brokered offering of subscription receipts of SpinCo, together resulting in gross proceeds of up to approximately $10.1 million from unaffiliated third parties in exchange for approximately 22.4% of the SpinCo Shares issued and outstanding on closing of the Arrangement.
c) To reflect transaction costs of approximately $2,639,500 in connection to 2(a) and 2(b). Included in 2(c) are expenses of $721,250 to be recognized through profit and loss.
d) To reflect amendments to SpinCo’s stock-based incentive plans in conjunction with the Arrangement.
i) As per the Arrangement and in order to reflect the FMV Reduction of a Field Trip Share, each Field Trip Warrant outstanding immediately prior to Section 3.1(g) shall be deemed to be simultaneously amended to entitle the Field Trip Warrantholder to receive, upon due exercise of the Field Trip Warrant, for the original exercise price:
•
one (1) Reunion Share for each Field Trip Share that was issuable upon due exercise of the Field Trip Warrant immediately prior to Section 3.1(g); and

•
0.85983356 of a SpinCo Share for each Field Trip Share that was issuable upon due exercise of a Field Trip Warrant immediately prior to Section 3.1(g).

As the warrant holder will be entitled to 0.85983356 SpinCo share, SpinCo valued its portion of the warrant using Black Scholes model. Fair value was recognized in its warrant reserve and deducted from Reunion warrant reserve.
ii) Each Field Trip option issued and outstanding at the effective date of the Arrangement will be exchanged for one Post-Arrangement stock option issued by Field Trip and 0.85983356 stock option issued by SpinCo. SpinCo valued the new option using Black Scholes model. Fair value was recognized in its share based payment reserve and deducted from Reunion share based payment reserve
e) The amount of Reunion’s net investment in SpinCo, which was recorded as owner’s net investment in SpinCo’s combined financial statements, is reclassified to share capital and deficit. Field Trip’s common shares have been valued at $0.50 in accordance with the third party subscription agreement with Oasis Investments II Master Fund  Ltd.
Field Trip Health Ltd. and Field Trip Psychedelics Inc. will continue to provide capital contributions in an amount corresponding to Spinco’s operating losses through the closing date of the transaction.
f) To reflect the impairment loss related to construction in progress for the six clinics to be sublet of $962,640. As construction will not continue, the benefits will not be realized and write-off will be required.
g) To reflect owners investment in working capital of $2,192,104.
h) To reflect the 200,000 options being granted to the two independent directors. SpinCo valued these options using the Black Scholes model with the following assumptions: Current market value: $0.50; Strike price: $0.50; Expected term: 9.1 years, Annual risk free interest rate: 2.39% and annualized volatility of 100%. We assumed all vesting conditions to be met and expensed the full amount during the period.
3.   Consolidated capitalization table
	Number of shares	Note
Common Shares Under Arrangement	50,035,308	2(e)
Contribution from Reunion Neuroscience Inc.	19,615,000	2(a)
Non-brokered offering and brokered offering of subscription receipts	20,144,220	2(b)
Issued and Outstanding on Close	89,794,528
Warrants	1,039,751	2(d)(i)
Options Issued Under Arrangement	5,426,807	2(d)(ii)
Unvested Options Cancelled on Closing	(1,060,062)	2(d)(ii)
Fully-Diluted Securities	95,201,024
Options Reserved for Issuance to Independent Directors	200,000	2(h)
Darwin Commitment	348,905
Contingent Commitments to Issue Options on Milestones	174,450
Fully-Diluted Securities including commitments	95,924,379
4.   Subsequent Events
Subsequent to the preparation of the pro forma financial information presented herein, two participants in the Reunion (then Field Trip Health Ltd) equity compensation plan exercised a total of 22,916 options to acquire shares of Field Trip Health Ltd., resulting in an additional 19,703 Field Trip Shares, and together with expiry of certain options, a net decrease of 23,376 Field Trip Options, being issued under the Arrangement.

SCHEDULE E
AUDIT COMMITTEE CHARTER
See attached.
E-1

Audit Committee Charter
This Charter (Charter) sets out the purpose, composition, member qualification, roles and responsibilities, manner of reporting to the Board of Directors (the Board) of Field Trip Health & Wellness Ltd. (the “Corporation”), and the general objectives & operation of the Corporation’s audit committee (the Committee).
Mandate of the Committee
The primary mandate of the Committee is oversight of the Corporation’s external auditors (Auditors), financial reporting and continuous disclosure, financial risk management, the Corporation’s whistleblower and fraud function, and compliance with tax and securities laws.
Roles & Responsibilities
In executing its mandate, the Committee shall have the following roles and responsibilities:
External Auditor
The Committee will: (a) select, evaluate and recommend to the Board, for shareholder approval, the Auditors and, if necessary, the replacement of the Auditor; (b) prior to the annual audit, evaluate the scope of the Auditor’s review, including the Auditor’s engagement letter and the annual audit plan, fee schedule and any related services proposals; (c) recommend to the Board the Auditors’ compensation; (d) pre-approve all non-audit services to be provided by the Auditors; (e) directly oversee the work of the Auditor; (g) assist with resolving any disputes between the Corporation’s management and the Auditors regarding financial reporting; (h) ensuring that the Auditor is in good standing with the Canadian Public Accountability Board by receiving, at least annually, a report by the external auditor on the audit firm’s internal quality control processes and procedures; and (i) performing other audit, review or attestation services.
Financial Reporting
The Committee will: (a) review the audited consolidated financial statements of the Corporation, discuss those statements with management and with the Auditor, and recommend their approval to the Board; (b) review and discuss with management the quarterly consolidated financial statements, and if appropriate, recommend their approval by the Board; (c) review the Corporation’s management discussion and analysis, interim and annual press releases, and audit committee reports before the Corporation publicly discloses this information; (d) review and consider any significant reports and recommendations issued by the Auditor, together with management’s response, and the extent to which recommendations made by the Auditor have been implemented; and (e) reviewing and approving the Corporation’s hiring policies with respect to partners or employees (or former partners or employees) of a current or former auditor.
Financial Risk Management
The Committee will: (a) review with the Auditors and with management, the general policies and procedures used by the Corporation with respect to internal accounting and financial controls and remain informed of any weaknesses in internal control that could cause errors or deficiencies in financial reporting or
1

deviations from the accounting policies of the Corporation or from applicable laws or regulations; (b) periodically review activities, organizational structure, and qualifications of the CFO and the staff in the financial reporting area, circumstances surrounding the departure of any officers in charge of financial reporting, and the appointment of individuals in these functions, and ensure that matters related to succession planning within the Corporation are raised for consideration at the Board; (c) review management plans regarding any changes in accounting practices or policies and the financial impact thereof; and (d) establishing procedures for: reviewing the adequacy of the Corporation’s insurance coverage, including the Directors’ and Officers’ insurance coverage.
Fraud & Whistleblower Program
The Committee will: (a) establish procedures for the confidential, anonymous submission by employees of the Corporation of complaints regarding questionable accounting or auditing matters and the receipt, retention and treatment of any such complaints; and (b) review fraud prevention policies and programs, and monitor their implementation.
Compliance with Laws
The Committee will: review regular reports from management and others (e.g., external auditors, legal counsel) with respect to the Corporation’s compliance with laws and regulations relating to financial controls, records and reporting including: (a) tax and financial reporting laws and regulations; (b) legal withholding requirements; (c) laws and regulations which expose directors to liability; and (d) orientation of new members and continuous education of all members.
The Committee is also responsible for the other matters as set out in this Charter and/or such other matters as may be directed by the Board from time to time.
Composition
The Committee must be comprised of a minimum of three directors of the Corporation. All of the members of the Committee must be independent directors of the Corporation as defined in National Instrument 52-110 — Audit Committees (NI 52-110). All members of the Committee must be financially literate as defined in NI 52-110. If upon appointment a member of the Committee is not financially literate, the person will be given a reasonable period of time to acquire the required level of financial literacy.
The Board will appoint a chair of the Committee (the Chair) to serve for a term of one (1) year on an annual basis. The Chair may serve as the chair of the Committee for any number of consecutive terms. The Chair shall be responsible for leadership of the Committee, including scheduling and chairing meetings, preparing agendas and briefing documents, and making regular reports to the Board. The Committee may form and delegate authority to subcommittees where appropriate.
The members of the Committee will be appointed by the Board annually, and from time to time to fill vacancies, as required. A Committee member may be removed or replaced at any time at the discretion of the Board and will cease to be a member of the Committee on ceasing to be an independent director.
Meetings & Minutes
The Committee shall meet as necessary, at a minimum at least four (4) times per year, to enable it to fulfill its responsibilities and duties as set forth herein.
The quorum required to constitute a meeting of the Committee is set at a majority of members. The Chair will set the agenda for each meeting, after consulting with management and the external auditor. Agenda materials such as draft financial statements must be circulated to all Committee members prior to the meeting for members to have a reasonable amount of time to review the materials.
The external auditors (Auditors), will be provided with notice as necessary of any Committee meeting, will be invited to attend each such meeting and will receive an opportunity to be heard at those meetings on matters related to the Auditor’s duties.
2

The Committee will meet in camera separately with each of the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO) at least annually to review the financial affairs of the Corporation. The Committee will meet with the Auditor in camera at least once each year, at such time(s) as it deems appropriate, to review the external auditor’s examination and report.
Each of the Chair of the Committee, members of the Committee, Chair of the Board, external auditor, CEO, CFO or secretary shall be entitled to request that the Chair of the Committee call a meeting which shall be held within 48 hours of receipt of such request to consider any matter that such individual believes should be brought to the attention of the Board or the shareholders.
The Committee will keep minutes of its meetings which accurately record the decisions reached by the Committee, and which minutes are filed with the minutes of the meetings of the Board.
Reporting
The Committee will report, at least annually, to the Board regarding the Committee’s examinations and recommendations.
Express Authority
The Committee shall have unrestricted access to the Corporation’s officers and employees. The Committee may conduct or authorize investigations into or studies of matters within the Committee’s scope of responsibilities and duties. In addition to all authority required to carry out the duties and responsibilities included in this Charter, the Committee has specific authority to: (a) engage, set and pay the compensation for independent counsel and other advisors as it determines necessary to carry out its duties and responsibilities, and any such consultants or professional advisors so retained by the Committee will report directly to the Committee; (b) communicate directly with management and any internal auditor, and with the Auditors without management involvement; and (c) incur ordinary administrative expenses that are necessary or appropriate in carrying out its duties, which expenses will be paid for by the Corporation.
Annual Review
The Committee shall review and assess the adequacy of this Charter periodically as conditions dictate, but at least annually, to ensure compliance with any rules or regulations and recommend any modifications to this Charter if and when appropriate to the Board for its approval.
The Board will conduct an annual performance evaluation of the Committee, taking into account the Charter, to determine the effectiveness of the Committee.
Approved Effective August 11, 2022
3

SCHEDULE F
CORPORATE GOVERNANCE DISCLOSURE
STATEMENT OF CORPORATE GOVERNANCE PRACTICES
General
Field Trip believes that effective corporate governance improves corporate performance, benefits all shareholders, and is an essential element for the effective and efficient operation of Field Trip. Field Trip’s corporate governance practices are being established in compliance with applicable Canadian regulatory and TSXV requirements, and while certain of these corporate governance frameworks and practices are already established and in place, others will be implemented in conjunction with the completion of the Arrangement and thereafter. Field Trip intends to monitor developments in Canada on an ongoing basis, with a view to further revising its governance policies and practices, as appropriate.
The following statement of corporate governance practices sets out the Field Trip Board’s review of Field Trip’s governance practices relative to National Instrument 58-101 — Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 — Corporate Governance Guidelines.
Board of Directors
The Field Trip Board, which is responsible for supervising the management of the business and affairs of Field Trip, is, as of the date of this Listing Application, comprised of five (5) directors, three (3) of whom are independent as such term is defined in NI 58-101 and in National Instrument 52-110 — Audit Committees (“NI 52-110”). The independent directors are Dr. Araba Chintoh, Keith Merker and Alexander Shoghi. Of the remaining directors, Ronan Levy and Barry Fishman, are not independent by virtue of them being members of Field Trip’s management or being an appointee of Reunion.
Other Directorships
Except as disclosed below, none of the members of the Field Trip Board are currently directors of any other reporting issuers (or the equivalent) in a jurisdiction or a foreign jurisdiction.
Name	Name of Other Reporting Issuer	Exchange
Ronan Levy	ReunionNeuroscience Inc.	TSX;NASDAQ
Barry Fishman	ReunionNeuroscienceInc.	TSX;NASDAQ
Orientation and Continuing Education of Board Members
The Field Trip Board has not implemented a formal program for the orientation of new directors. It is expected that existing directors will orient and educate any new members on an informal basis. The Field Trip Board has also not implemented a formal continuing education program for the directors; however, the Field Trip Board and Field Trip’s management encourage directors to attend or participate in courses and seminars related to financial literacy, corporate governance and related matters. Each director has the responsibility for ensuring that he or she maintains the skill and knowledge necessary to meet his or her obligations as a director.
Ethical Business Conduct
The Field Trip Board has responsibility for the stewardship of Field Trip, including responsibility for strategic planning, identification of the principal risks of Field Trip’s business and implementation of appropriate systems to manage these risks, succession planning (including appointing, training and monitoring senior management) and the integrity of Field Trip’s internal control and management information systems. To facilitate meeting this responsibility, the Field Trip Board seeks to foster a culture of ethical conduct by striving to ensure that Field Trip carries out its business in line with high business and moral standards and applicable legal and financial requirements. In that regard, the Field Trip Board will:
(a)
adopt a written code of conduct and ethics for its directors, officers, employees and consultants;

F-1

(b)
encourage management of Field Trip to consult with legal and financial advisors to ensure that Field Trip is meeting the requirements of such code of conduct and ethics;

(c)
be cognizant of Field Trip’s timely disclosure obligations upon becoming a reporting issuer under Canadian Securities Legislation, and further, will review material disclosure documents such as financial statements, management discussion and analysis and news releases, as appropriate, prior to their distribution;

(d)
rely on the Field Trip Audit Committee to annually review the systems of internal financial control and discuss such matters with Field Trip’s external auditor; and

(e)
actively monitor Field Trip’s compliance with the Field Trip Board’s directives and ensure that all material transactions are thoroughly reviewed and authorized by the Field Trip Board before being undertaken by management.

Nomination of Directors
The Field Trip Board is responsible for nominating individuals for election to the Field Trip Board by Field Trip Shareholders at each annual general meeting of Field Trip Shareholders. The Field Trip Board is also responsible for filling vacancies on the Field Trip Board that may occur between annual general meetings of Field Trip Shareholders. The Field Trip Board, in accordance with its mandate, is responsible for identifying, reviewing, evaluating and recommending to the Field Trip Board candidates to serve as directors.
Compensation of Directors and Officers
The Field Trip Board expects to establish a compensation committee (the “Field Trip Compensation Committee”). In addition to administering the Field Trip Incentive Plan, the Field Trip Compensation Committee is expected to have responsibilities for, among other things, reviewing and approving annually the corporate goals and objectives applicable to the compensation of the Chief Executive Officer of Field Trip; reviewing and making recommendations to the Field Trip Board regarding the compensation of all other executive officers; reviewing and making recommendations to the Field Trip Board regarding incentive compensation plans and equity-based plans, and where appropriate or required, recommending such plans for approval by the shareholders of Field Trip, which includes the ability to adopt, amend and terminate such plans; and reviewing and discussing with management Field Trip’s compensation discussion and analysis and the related executive compensation information.
Assessment of Directors, the Board and Board Committees
The Field Trip Board will monitor the strategic direction and processes of the Field Trip Board and its committees to ensure that the Field Trip Board, its committees, and individual directors are performing effectively. The Field Trip Board, in consultation with the Field Trip Compensation Committee, will conduct an annual performance evaluation of the Field Trip Board as a whole, taking into account Field Trip’s mandate of the Field Trip Board, as established from time to time, and individual directors to determine the effectiveness of the Field Trip Board and each individual director. The Field Trip Board shall also evaluate the performance and effectiveness of any committees of the Field Trip Board.
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SCHEDULE G
EQUITY INCENTIVE PLAN
See attached.
G-1

Equity Compensation Plan
(August 2022)
Field Trip Health & Wellness Ltd. (Field Trip) hereby adopts this Equity Compensation Plan (Plan) for certain Employees, Directors and Consultants of Field Trip and/or its Affiliates.
ARTICLE 1 — PURPOSE
1.1
Purpose.

The purpose of the Plan is to attract and retain Employees, Directors and Consultants of Field Trip and/or its Affiliates, and to ensure that interests of key Persons are aligned with the success of Field Trip and its Affiliates.
ARTICLE 2 — INTERPRETATION
2.1
Definitions.

In this Plan, the following terms have the following meanings:
$ or Dollars means the lawful currency of Canada except where explicitly set forth to the contrary;
Act means the Canadian Income Tax Act R.S.C., 1985, c. 1 (5th Supp.), as amended from time to time;
Active Employment or Actively Employed means a person is employed and actively performing employment duties for his or her Employer or performing other similar duties as may be determined by the Board in its discretion, or is on a leave of absence approved by his or her Employer or authorized under applicable law. For purposes of this Plan, except as may be required to comply with the minimum requirements of applicable employment standards legislation, Actively Employed and Active Employment does not include any period during, or in respect of, which a Participant is receiving or is entitled to receive payments in lieu of notice (whether by way of lump sum or salary continuance), benefits continuance, severance pay, damages for wrongful dismissal or other termination related payments or benefits, in each case, whether pursuant to statute, contract, common law, civil law or otherwise. For purposes of this Plan, a Participant is not Actively Employed if a Participant’s employment or engagement has been terminated by his or her voluntary resignation or by his or her Employer, regardless of whether a Participant’s employment or engagement has been terminated with or without Cause, lawfully or unlawfully or with or without notice;
Affiliate has the meaning assigned by Policy 1.1 of the rules and policies of the TSX Venture Exchange, as amended from time to time;
Applicable Withholding Taxes means any and all taxes and other source deductions or other amounts which Field Trip or any of its Affiliates is required by law to withhold from any amounts to be paid or credited hereunder;
Award means an Option, RSU, PSU or Dividend Share Unit granted under this Plan, as the context requires;
Award Agreement means an Option Agreement, RSU Agreement or PSU Agreement, as the context requires;

Blackout Period means a period of time during which: (i) the trading guidelines of Field Trip, as amended or replaced from time to time, restrict one or more Participants from trading in securities of Field Trip; or (ii) Field Trip has determined that one or more Participants may not trade any securities of Field Trip, in each case, excluding any period during which a regulator has halted trading in Field Trip’s securities;
Blackout Period Expiry Date means the date on which a Blackout Period expires;
Board means the board of directors of Field Trip;
Cause means with respect to any Participant, (a) in the case where there is an employment or service agreement in effect between Field Trip or one of its Affiliates and the Participant that defines cause (or words of like import) as applicable to the Participant, cause as defined under such agreement; or (b) in the case where there is no such agreement in effect:
(a)
theft, fraud, dishonesty or misconduct by the Participant involving the property, business or affairs of Field Trip or any of its Affiliates or the carrying out of the Participant’s duties to Field Trip or any of its Affiliates;

(b)
any material breach or non-observance by the Participant of any term of any employment or service agreement between the Participant and Field Trip or any of its Affiliates, this Plan or any non-competition, non-solicitation, confidentiality or intellectual property covenants between the Participant and Field Trip or any of its Affiliates;

(c)
the material failure by the Participant to perform his or her duties with or for Field Trip or any of its Affiliates provided that the Participant has been given notice in writing thereof and a reasonable period in which to rectify such failure;

(d)
the failure of the Participant to comply with his or her fiduciary duties to Field Trip or any of its Affiliates (if any); or

(e)
the Participant’s conviction of, or plea of guilty or no contest to, a criminal offence, felony, or a crime or offence involving moral turpitude;

Change in Control means: (i) a direct or indirect sale or disposition, in any single transaction or series of related transactions, of all or substantially all of the consolidated assets of Field Trip and its subsidiaries to a Third Party Purchaser; (ii) a sale resulting in no less than a majority of the Common Shares (or other voting securities of Field Trip) on a fully diluted basis being held by a Third Party Purchaser, its Affiliates and any other Person acting jointly or in concert with the Third Party Purchaser; provided that, prior to such sale, such Persons did not hold, in the aggregate, a majority of the Common Shares (or other voting securities of Field Trip) on a fully diluted basis; (iii) a merger, consolidation, recapitalization or reorganization of Field Trip with or into a Third Party Purchaser that results in the inability of the holders of Common Shares immediately prior to the merger, consolidation, recapitalization or reorganization to designate or elect a majority of the board of directors (or its equivalent) of the resulting entity or its parent company; or (iv) any additional event that the Board reasonably determines is a Change in Control; provided, that, notwithstanding the foregoing, to the extent necessary to comply with Code Section 409A with respect to the payment of deferred compensation to any U.S. Taxpayer, Change in Control shall be limited to a change in control event as defined in Treasury Regulations Section 1.409A-3(i)(5) prescribed pursuant to Code Section 409A;
Code means the U.S. Internal Revenue Code of 1986, as amended from time to time;
Common Shares means the common shares in the capital of Field Trip;
Company unless specifically indicated otherwise, means a corporation, incorporated association or organization, body corporate, partnership, trust, association or other entity other than an individual.
Consultant means, in relation to Field Trip, an individual, other than an Employee, Officer or Director, or Company, that:
(a)
is engaged to provide services on an ongoing bona fide basis, consulting, technical, management or other services to Field Trip or any of its Affiliates, other than services provided in relation to a distribution of securities of Field Trip or any of its Affiliates;

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(b)
provides the services under a written contract with Field Trip or any of its Affiliates; and

(c)
spends or will spend a significant amount of time and attention on the affairs and business of Field Trip or any of its Affiliates;

Director means a member of the Board or any of its Affiliates;
Discounted Market Price has the meaning assigned by Policy 1.1 of the rules and policies of the TSX Venture Exchange, as amended from time to time;
Dividend Share Unit has the meaning set forth in Section 8.2;
Employee means (subject to any applicable securities laws) a full-time or part-time employee of Field Trip or any of its Affiliates;
Employer means, with respect to a Participant, Field Trip or the applicable Affiliate thereof that employs or engages the Participant or employed or engaged the Participant immediately prior to the relevant time;
Exchange means the TSX Venture Exchange or, if the Common Shares are not then listed on the TSX Venture Exchange, such other principal market on which the Common Shares are then listed and posted for trading;
Fair Market Value means with respect to a Common Share, as of any date, the closing price of the Common Shares on the Exchange on the last trading day immediately preceding the applicable date or, if the Common Shares are not then readily tradable on an established securities market, the fair market value of such Common Shares as determined by the Board (by the reasonable application of a reasonable valuation method) and consistent with the principles of Code Sections 409A, 422 and 424, to the extent applicable, in the case of an Award granted to or held by a U.S. Taxpayer;
Grant Date means, for any Award, the date the Board grants the Award;
Grant Resolution means the applicable resolution of the Board authorizing and approving any Option, RSU or PSU grant;
Incentive Stock Option means an option that meets the requirements of Code Section 422 or any successor provision and is designated as such by the Board in the applicable Grant Resolution;
Insider has the meaning given to such term in the policies of the Exchange;
Intrinsic Value means, with respect to an Option (or relevant portion thereof), an amount equal to the product of (i) the number of Common Shares subject to such Option (or relevant portion thereof) and (ii) the excess, if any, of the Fair Market Value of a Common Share as of the applicable date of determination over the Option Price (and, for avoidance of doubt, if there is no such excess, then the Intrinsic Value shall be zero);
Investor Relations Activities has the meaning assigned by Policy 1.1 of the rules and policies of the TSX Venture Exchange, as amended from time to time;
Issued Shares means the number of Common Shares that are then issued and outstanding on a non-diluted basis and may include a number of securities of Field Trip, other than Security Based Compensation, warrants and convertible debt, that are convertible into Common Shares;
Management Company Employee means an individual employed by a Company providing management services to Field Trip or an applicable Affiliate, which services are required for the ongoing successful operation of the business enterprise of Field Trip or an applicable Affiliate.
Non-Qualified Stock Option means an option that is not intended to be or does not meet the requirements of an Incentive Stock Option. Any Option granted by the Board that is not designated as an Incentive Stock Option in the applicable Grant Resolution will be a Non-Qualified Stock Option;
Notice has the meaning set forth in Section 6.2;
Option means the right to purchase Common Shares granted under the Plan pursuant to the terms and conditions determined in the Grant Resolution and set forth in an Option Agreement;
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Option Agreement means an agreement between Field Trip and an Employee, Director or Consultant evidencing the grant of an Option and the terms and conditions of such Option in the form of Schedule A hereto or such other form(s) as may be approved by the Board from time to time;
Option Price means the purchase price per Optioned Share determined in accordance with Section 4.4;
Optioned Shares means the Common Shares which may be or actually are purchased by a Participant pursuant to an Option;
Parent Corporation has the meaning set forth in Code Section 424(e) or any successor provision;
Participant has the meaning assigned by Policy 4.4 of the rules and policies of the TSX Venture Exchange, as amended from time to time;
Performance Period means, with respect to PSUs, the period of time specified in a PSU Agreement during which the applicable Performance Vesting Conditions may be achieved;
Performance Vesting Conditions means such performance-related conditions in respect of the vesting of Share Units determined by the Board at the Grant Date, which may include but are not limited to, financial or operational performance of Field Trip, total shareholder return or individual performance criteria, measured over the Performance Period;
Person means any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association, trust, trustee, executor, administrator or other legal personal representative, regulatory body or agency, government or governmental agency, authority or entity however designated or constituted;
Plan means this Equity Compensation Plan, as may be amended or restated from time to time;
Policy 4.4 means Policy 4.4 — Security Based Compensation of the TSX Venture Exchange;
PSU means a right to receive a Common Share issued from treasury that generally becomes vested, if at all, subject to the attainment of Performance Vesting Conditions and the satisfaction of such other conditions to vesting, if any, as may be determined by the Board;
PSU Agreement means an agreement between Field Trip and an Employee (other than an Employee who is also a Director) or Consultant evidencing the grant of a PSU and the terms and conditions of such PSU in the form of Schedule B hereto or such other form(s) as may be approved by the Board from time to time;
RSU means a right to receive a Common Share issued from treasury that generally becomes vested, if at all, following a period of continuous employment or engagement;
RSU Agreement means an agreement between Field Trip and an Employee, Director or Consultant evidencing the grant of an RSU and the terms and conditions of such RSU in the form of Schedule C hereto or such other form(s) as may be approved by the Board from time to time;
Security Based Compensation has the meaning ascribed thereto in Policy 4.4;
Security Based Compensation Plan has the meaning ascribed thereto in Policy 4.4;
Settlement Date has the meaning set forth in Section 10.1;
Share Unit means an RSU, PSU or Dividend Share Unit as the context requires;
Share Unit Account has the meaning set forth in Section 8.3;
Shareholder means a holder of Common Shares;
Subsidiary Corporation has the meaning set forth in Code Section 424(f) or any successor provision;
Termination Date means: (i) in respect of a Participant who is a Director or Consultant, the date the Participant ceases to be a Director or Consultant for any reason, as applicable; and (ii) in respect of a Participant who is an Employee, the Participant’s last day of employment with his or her Employer (other
4

than in connection with the Participant’s transfer of employment to an Affiliate of his or her Employer); in each case, regardless of whether the Participant’s employment or engagement with Field Trip or any of its Affiliates is terminated with or without Cause, with or without notice, lawfully or unlawfully, and does not include any period of statutory, contractual, common law, civil law or other notice of termination of employment or engagement or any period of salary continuance, severance or deemed employment or other periods of time in respect of which damages are paid or payable to the Participant in respect of the termination of employment or engagement, whether pursuant to an employment agreement, service agreement or other agreement or at law. Any applicable severance period or notice period shall not be considered a period of employment or engagement for purposes of the Participant’s rights under the Plan;
Third Party Purchaser means any Person who is not an Affiliate of Field Trip and is the acquirer in connection with a Change in Control;
U.S. Taxpayer means any Participant who is a United States citizen or United States resident alien as defined for purposes of Section 7701(b)(1)(A) of the Code or for whom an Award is otherwise subject to taxation under the Code; provided, that a Participant shall be a U.S. Taxpayer solely with respect to those affected Awards; and
VWAP means the volume weighted average trading price of the Common Shares on the Exchange calculated by dividing the total value by the total volume of such securities traded for the five trading days immediately preceding the applicable date.
2.2
Interpretation.

Any reference in this Plan to gender shall include all genders, and words importing the singular number only shall include the plural and vice versa. The division of the Plan into Articles and Sections and the insertion of headings are for reference purposes only and shall not affect the interpretation of the Plan. Whenever the Board is entitled to exercise discretion in the administration of the Plan, the term “discretion” means the sole and absolute discretion of the Board. Unless otherwise indicated, any reference in the Plan to an Article or Section refers to the specified Article or Section of the Plan.
2.3
Administration.

This Plan shall be administered by the Board, which shall have full authority to administer this Plan, including the authority to: (i) grant Awards to Employees, Directors and Consultants; (ii) determine the Option Price, Performance Period, Performance Vesting Conditions, vesting schedule, term, limitations, intended tax treatment, restrictions and conditions applicable to Awards; (iii) interpret, administer and construe the Plan; (iv) subject to the rules of the Exchange, waive or amend any vesting conditions (including Performance Vesting Conditions) or vesting schedule; (v) establish, amend and rescind any rules and regulations relating to the Plan; and (vi) make any other determinations that the Board deems necessary or desirable for the administration of the Plan; subject in all cases to compliance with regulatory requirements. The Board may correct any defect or supply any omission or reconcile any inconsistency in the Plan, in the manner and to the extent the Board deems, in its discretion, necessary or desirable. All actions taken and all interpretations and determinations made by the Board in good faith shall be final and conclusive and shall be binding on the Participants and Field Trip. No member of the Board shall be personally liable for any action taken or determination or interpretation made in good faith in connection with this Plan and all members of the Board shall, in addition to their rights as directors of Field Trip, be fully protected, indemnified and held harmless by Field Trip with respect to any such action taken or determination or interpretation made. The appropriate officers of Field Trip are hereby authorized and empowered to do all things and execute and deliver all instruments, undertakings and applications and writings as they, in their absolute discretion, consider necessary or desirable for the implementation of this Plan and of the rules and regulations established for administering this Plan. All costs incurred in connection with this Plan shall be for the account of Field Trip. This Plan shall be administered in accordance with the rules and policies of the Exchange by the Board so long as the Common Shares are listed on the Exchange.
2.4
Delegation to Committee.

All of the powers exercisable hereunder by the Board may, to the extent permitted by applicable law and as determined by resolution of the Board, be exercised by a committee of the Board comprised of not fewer
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than three directors of Field Trip, who shall satisfy such additional securities law and exchange-rule requirements as may be determined by the Board from time to time.
ARTICLE 3 — SHARES RESERVED FOR ISSUANCE
3.1
Shares Reserved for Issuance.

(a)
Subject to any adjustment pursuant to Section 14.1, the Plan is a “rolling up to 10% and fixed up to 10%” Security Based Compensation Plan, as defined in Policy 4.4. The Plan is: (i) a “rolling” plan pursuant to which the number of Common Shares that are issuable pursuant to the exercise of Options granted hereunder shall not exceed 10% of the Issued Shares as at the date of any Option grant; and (ii) a “fixed” plan under which the number of Common Shares that are issuable pursuant to all Awards other than Options granted hereunder and under any other Security Based Compensation Plan, in the aggregate is a maximum of 10% of the Issued Shares as at the effective date of implementation of the Plan, which shall be the first date, if any, on which the Common Shares commence trading on the TSX Venture Exchange, and which such number of Issued Shares of the Corporation is expected to be up to approximately 50,055,000. Within the foregoing limits contained in clause (i) of this Section 3.1(a), there shall be a sublimit of 8,000,000 Common Shares issuable pursuant to Incentive Stock Options.

(b)
To the extent the Common Shares are no longer listed on the TSX Venture Exchange, and subject to any additional and applicable approval by any other stock exchange on which the Common Shares are then listed, the limits set forth in Sections 3.1(a), 3.3 and 3.4 shall no longer be applicable, and Sections 3.1(a), 3.3 and 3.4 shall automatically be amended to reflect any such limits imposed by the rules and policies of any other stock exchange on which the Common Shares are then listed, if applicable.

(c)
To the extent any Awards (or portion(s) thereof) under this Plan are terminated or are cancelled for any reason prior to exercise in full, any Common Shares subject to such Awards (or portion(s) thereof) shall be added back to the number of Common Shares reserved for issuance under this Plan and will again become available for issuance pursuant to the exercise of Awards granted under this Plan. To the extent any Options (or portion(s) thereof) under this Plan are exercised, any Common Shares subject to such Options (or portion(s) thereof) shall be added back to the number of Common Shares reserved for issuance under this Plan and will again become available for issuance pursuant to the exercise of Options granted under this Plan.

(d)
Any Common Shares issued through the assumption or substitution of outstanding stock options or other equity-based awards from an acquired company shall reduce the number of Common Shares available for issuance pursuant to the exercise of Awards granted under this Plan.

(e)
In calculating in number of Common Shares that are issuable under this Plan, the maximum aggregate number of Common Shares that might possibly be issued under any Performance Vesting Conditions will be included in calculating the limits set forth in Sections 3.1(a), 3.3 and 3.4, and any Award Agreement containing a Performance Vesting Condition where the number of Common Shares issuable may increase shall provide Field Trip with the ability to satisfy such Awards in cash in the event that Field Trip does not have a sufficient number of Common Shares issuable under this Plan to satisfy its obligations in relation to the Performance Vesting Condition.

3.2
Specific Allocations

Field Trip shall not grant or issue an Award hereunder unless and until the Award has been allocated to a particular Participant.
3.3
Limitations on Grants, Etc.

The Plan is subject to the following provisions:
(a)
all Awards are non-assignable and non-transferable;

(b)
the maximum aggregate number of Common Shares that are issuable pursuant to all Awards granted

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or issued to Insiders (as a group) shall not exceed 10% of the Issued Shares at any point in time (unless Field Trip has obtained the requisite disinterested Shareholder approval pursuant to section 5.3 of Policy 4.4);
(c)
the maximum aggregate number of Common Shares that are issuable pursuant to all Awards granted or issued in any 12 month period to Insiders (as a group) shall not exceed 10% of the Issued Shares of the Corporation, calculated as at the date any Award is granted or issued to any Insider (unless the Corporation has obtained the requisite disinterested Shareholder approval pursuant to section 5.3 of Policy 4.4);

(d)
the maximum aggregate number of Common Shares that are issuable pursuant to all Awards granted or issued in any 12 month period to any one Person (and where permitted under Policy 4.4, any Companies that are wholly owned by that Person) shall not exceed 5% of the Issued Shares, calculated as at the date any Award is granted or issued to the Person (unless the Corporation has obtained the requisite disinterested Shareholder approval pursuant to section 5.3 of Policy 4.4);

(e)
the maximum aggregate number of Common Shares of the Corporation that are issuable pursuant to all Awards granted or issued in any 12 month period to any one Consultant shall not exceed 2% of the Issued Shares, calculated as at the date any Award is granted or issued to the Consultant; and

(f)
Persons conducting Investor Relations Activities may not receive any Award other than Options;

3.4
No Fractional Shares.

No fractional Common Shares shall be issued under the Plan (including as a result of any adjustment made pursuant to Article 14), and a Participant shall have no right to payment or other consideration in respect of a fractional Common Share the right to which is forfeited as a result of this provision.
ARTICLE 4 — GRANT OF OPTIONS AND RIGHTS OF PARTICIPANTS
4.1
Grant of Options.

The Board may, at any time and from time to time, grant Options to such Employees, Directors and Consultants as it may select for the number of Optioned Shares that it shall designate, subject to the provisions of this Plan, and provided that the total number of Common Shares subject to and acquired upon exercise of Options shall not at any time exceed the maximum set forth in Section 3.1. The grant of an Option to a Participant at any time shall neither entitle such Participant to receive, nor preclude such Participant from receiving, a subsequent grant of an Option.
The Board shall make all necessary or desirable determinations regarding the granting of Options and may take into consideration the present and potential contributions of a particular Employee, Director or Consultant to the success of Field Trip and its Affiliates and any other factors which it may deem proper and relevant.
4.2
Incentive Stock Options

The following provisions will apply only to Incentive Stock Options granted to U.S. Taxpayers under the Plan:
(a)
No Incentive Stock Option may be granted to any Employee, Director or Consultant who, at the time such Option is granted: (i) is not an employee of Field Trip or any Parent Corporation or Subsidiary Corporation of Field Trip; or (ii) owns securities possessing more than 10% of the total combined voting power of all classes of securities of Field Trip or any Parent Corporation or Subsidiary Corporation of Field Trip, except that with respect to provision (ii) hereof, such an Option may be granted to an employee if, at the time the Option is granted, the Option Price is at least 110% of the Fair Market Value of the Optioned Shares, and the Option by its terms is not exercisable after the expiration of five years from the applicable Grant Date.

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(b)
To the extent that the aggregate Fair Market Value of the Common Shares with respect to which Incentive Stock Options (without regard to this Section 4.2(b)) are exercisable for the first time by any individual during any calendar year (under all plans of Field Trip or any Parent Corporation or Subsidiary Corporation of Field Trip) exceeds US$100,000 (such Fair Market Value to be determined as of the Grant Date of the respective Incentive Stock Options), such Options will be treated as Non-Qualified Stock Options. This Section 4.2(b) will be applied by taking Options into account in the order in which they were granted. If some but not all Options granted on any one day are subject to this Section 4.2(b), then such Options will be apportioned between Incentive Stock Option and Non-Qualified Stock Option treatment in such manner as the Board will determine.

(c)
No Incentive Stock Option shall be granted more than 10 years from the date the Plan is adopted or the date the Plan is approved by shareholders1, whichever is earlier. Notwithstanding that the Plan shall be effective when adopted by the Board, no Incentive Stock Option granted under the Plan may be exercised until the Plan is approved by Field Trip’s shareholders, and if such approval is not obtained within 12 months after the date of the Board’s adoption of the Plan, then all Incentive Stock Options previously granted shall terminate for no consideration and shall cease to be outstanding, and, further, the Board shall obtain shareholder approval within 12 months before or after any material amendment to the Plan (including any increase in the total number of Common Shares that may be issued as Incentive Stock Options under the Plan or any change in the class of employees eligible to receive Incentive Stock Options under the Plan).

(d)
Disability of a holder of an Incentive Stock Option means “permanent and total disability” as defined under Section 22(e)(3) of the Code. If the holder of an Incentive Stock Option ceases to be employed by Field Trip and all applicable Parent Corporations and Subsidiary Corporations other than by reason of death, his or her Incentive Stock Options shall be eligible for treatment as such only if exercised (i) no later than 12 months following such termination if due to Disability or (ii) no later than three months following such termination if due to any other reason. By accepting an Option granted as an Incentive Stock Option under this Plan, a U.S. Taxpayer agrees to notify Field Trip in writing promptly after the U.S. Taxpayer disposes of any Common Shares acquired pursuant to the exercise of such Option if the disposition occurs on or before the later of (A) the second anniversary of the grant date and (B) the first anniversary of the exercise of the Option (or the first anniversary of the date of vesting of such Option-acquired Common Shares, if initially subject to a substantial risk of forfeiture), such notification to include the date and terms of the disposition and such other information as Field Trip may reasonably require. The following shall be prohibited with respect to an Incentive Stock Option absent disclosure of potential United States federal income tax consequences to the Participant affected thereby: (i) Net Exercise (pursuant to Section 6.4 hereof); (ii) exercise while unvested; and (iii) modification of an outstanding Incentive Stock Option in such a manner as would provide an additional benefit to the holder, including a reduction of the Exercise Price or extension of the Option expiration date.

4.3
Option Agreement.

Each Option granted by the Board shall be evidenced by an Option Agreement between the Participant and Field Trip in the form attached as Schedule A or such other form(s) as may be approved by the Board from time to time. Each Option Agreement shall specify the number of Optioned Shares, the Option Price, and the terms and conditions of the Option as specified in the Grant Resolution.
4.4
Option Price.

The minimum Option Price of a Stock Option must not be less than the Discounted Market Price; provided, that in the case of a U.S. Taxpayer, the minimum Option Price of a Stock Option must not be less than the Fair Market Value of the Common Shares subject to the Stock Option (or such greater amount required under Section 4.2(a) hereof). If Field Trip does not issue a news release to announce the grant and the exercise price of a Stock Option, the Discounted Market Price is the last closing price of the Listed Shares before the date of grant of the Stock Option less the applicable discount.
4.5
Prohibition on Transfer, Assignment or Pledge of Options.

Options are personal to the Participant. No Participant may deal with any Option or any interest in it or transfer or assign any Option held by the Participant, except in the event of death or incapacity, where an
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Option may be transferred to the Participant’s heirs, executors, administrators, trustees, personal legal representatives or the like, subject to all the terms of the Plan and applicable Option Agreement, which shall be binding upon them; provided, that an Incentive Stock Option shall not be transferable by a Participant otherwise than by will or the laws of descent and distribution, and may be exercised during the Participant’s lifetime only by the Participant. A purported transfer or assignment of any Option in any other circumstances will not be valid, and Field Trip will not issue any Common Shares upon the attempted exercise of any such improperly transferred or assigned Option. A Participant may not mortgage, hypothecate, pledge or grant a security interest in any Option.
ARTICLE 5 — VESTING OF OPTIONS
5.1
Vesting Specified in the Option Agreement.

(a)
The Option Agreement shall specify the date or dates upon which a Participant’s right to purchase the Optioned Shares shall vest (including subject to the attainment of certain financial results or other performance criteria). The Board shall have the discretion to accelerate the vesting of any Option or Options.

(b)
Options issued to any Person retained to provide Investor Relations Activities must vest in stages over a period of not less than 12 months such that: (i) no more than 1/4 of the Options vest no sooner than three months after the Options were granted; (ii) no more than another 1/4 of the Options vest no sooner than six months after the Options were granted; (iii) no more than another 1/4 of the Options vest no sooner than nine months after the Options were granted; and (iv) no more than another 1/4 of the Options vest no sooner than 12 months after the Options were granted.

ARTICLE 6 — EXERCISE OF OPTIONS
6.1
Exercise of Options.

Options shall be exercisable in the manner determined in the Grant Resolution and set forth in the Option Agreement (subject to acceleration by the Board) as to all or any lesser number of the Optioned Shares in respect of which the Participant’s right to purchase Optioned Shares has vested.
6.2
Exercise Procedure.

Options shall be exercised by written notice to Field Trip specifying the number of Optioned Shares in respect of which such Option is then being exercised (Notice), and such Notice shall include payment in full of the applicable Option Price and any Applicable Withholding Taxes by way of cash or by certified cheque, bank draft, money order or wire transfer payable to Field Trip.
Subject to the approval of the Board, and if permitted by applicable law and Exchange policies, a Participant may exercise any Option by means of a Cashless Exercise (as defined herein), a Net Exercise (as defined herein), or by any combination of the foregoing. Field Trip may at any time or from time to time grant Options which do not permit all of the foregoing forms of consideration to be used in payment of the exercise price or which otherwise restrict one or more forms of consideration.
6.3
Cashless Exercise.

Subject to Field Trip having established a program or procedure pursuant to this Section 6.3, a Participant may file a Notice in a form satisfactory to Field Trip and elect to exercise any Option on a cashless basis (Cashless Exercise). A “Cashless Exercise” means the exercise of an Option where Field Trip has an arrangement with a brokerage firm pursuant to which the brokerage firm will loan money to the Participant to purchase the Common Shares underlying the Option and then the brokerage firm sells a sufficient number of Common Shares to cover the exercise price of the Option, any Applicable Withholding Taxes and any transfer costs charged by the brokerage firm to sell the Common Shares (collectively, the Loan) in order to repay the Loan, and receives an equivalent number of Common Shares from the exercise of the Options as were sold to cover the Loan and the Participant then receives the balance of the Common Shares or the cash proceeds from the balance of the Shares. Pursuant to a Cashless Exercise, a Participant shall deliver a properly
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executed Notice together with irrevocable instructions to a broker providing for assignment to Field Trip of the proceeds of a sale or Loan with respect to some or all of the Common Shares being acquired upon the exercise of the Option. Field Trip reserves the right, in its sole and absolute discretion, to establish, decline to approve or terminate any program or procedures for the exercise of Options by means of a Cashless Exercise, including with respect to one or more Participants specified by Field Trip notwithstanding that such program or procedures may be available to other Participants.
6.4
Net Exercise.

A Participant may elect to exercise an Option, excluding Options held by any Person conducting Investor Relations Activities, without payment of the aggregate exercise price of the Common Shares to be purchased pursuant to the exercise of the Option (Net Exercise) by delivering a Notice in a form satisfactory to Field Trip. Upon receipt by Field Trip of such Notice from a Participant, Field Trip shall calculate and issue to such Participant that number of Common Shares that is the equal to the quotient obtained by dividing: (i) the product of the number of Options being exercised multiplied by the difference between the VWAP of the underlying Shares and the exercise price of the subject Options; by (ii) the VWAP of the underlying Shares. Field Trip reserves the right, in its sole and absolute discretion, to establish, decline to approve or terminate any program or procedures for the exercise of Options by means of a Net Exercise, including with respect to one or more Participants specified by Field Trip notwithstanding that such program or procedures may be available to other Participants. Field Trip, in its sole and absolute discretion, may require that a Participant pay any Applicable Withholding Taxes prior to permitting a Net Exercise.
6.5
Issuance of Shares.

Following the exercise of the Option, Field Trip shall take all actions necessary to issue fully paid and non-assessable Optioned Shares to the Participant, following which the Participant shall have no further rights, title or interest with respect to such Option. The obligation of Field Trip to issue and deliver any Common Shares in accordance with this Plan shall be subject to any necessary approval of any stock exchange or regulatory authority having jurisdiction over the securities of Field Trip. If any Common Shares cannot be issued to any Participant upon the exercise of an Option by reason of any stock exchange or regulatory authority, the obligation of Field Trip to issue such Common Shares shall terminate, and any Option Price paid to Field Trip in respect of the exercise of such Option shall be returned to the Participant.
ARTICLE 7 — EXPIRATION AND TERMINATION OF OPTIONS
7.1
Expiry of Options.

The Board will, at the time the Option is granted, determine the date(s) upon which an Option will expire, which date(s) cannot be greater than 10 years from the Grant Date. On the expiry of an Option, the Option will be null, void and of no effect. Notwithstanding the foregoing, if the expiration date of an Option falls within a Blackout Period, the expiration date of the Option may be extended for a period no later than the date which is ten business days after the Blackout Period Expiry Date (Blackout Extension Date); provided that the Blackout Extension Date shall be available (a) only when the Blackout Period is self-imposed by Field Trip, and (b) to all Participants under the Plan, under the same terms and conditions; provided, further, that application of the foregoing extension shall limited in the case of a U.S. Taxpayer to the minimum extent necessary to comply with the requirements of Code Sections 409A, 422 and 424, as applicable. For greater certainty, the Board does not have discretion to extend the Blackout Extension Date beyond ten business days after the Blackout Period Expiry Date.
7.2
Termination.

Options that are not vested as of the Participant’s Termination Date for any reason shall automatically terminate on the Termination Date, and, except as may be required to comply with the minimum requirements of applicable employment standards legislation, no amount shall be payable to the Participant in respect thereof as compensation, damages or otherwise, including on account of severance, payment in lieu of notice or damages for wrongful dismissal.
In the event a Participant ceases to be an Employee, Director or Consultant other than as a result of a termination for Cause or the Participant’s death, then unless otherwise provided in the Grant Resolution, the
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Participant may, within 90 days after the Participant’s Termination Date, or such shorter period as is remaining in the term of the Options, exercise the Participant’s vested Options in accordance with Article 6, provided that, for certainty, all Options exercised must be settled within 12 months of such Participant’s Termination Date. At the end of such 90-day period or such shorter period as is remaining in the term of the Options, the unexercised Options shall automatically terminate, be forfeited for no consideration and be of no further force or effect and, except as may be required to comply with the minimum requirements of applicable employment standards legislation, no amount shall be payable to the Participant in respect thereof as compensation, damages or otherwise, including on account of severance, payment in lieu of notice or damages for wrongful dismissal.
In the event a Participant ceases to be an Employee, Director or Consultant as a result of the Participant’s death, then unless otherwise provided in the Grant Resolution, the legal representative of the Participant’s estate may, within one year after the Participant’s Termination Date, or such shorter period as is remaining in the term of the Options, exercise the Participant’s vested Options in accordance with Article 6. At the end of such one-year period or such shorter period as is remaining in the term of the Options, the unexercised Options shall automatically terminate, be forfeited for no consideration and be of no further force or effect and, except as may be required to comply with the minimum requirements of applicable employment standards legislation, no amount shall be payable to the Participant’s estate in respect thereof as compensation, damages or otherwise.
In the event a Participant ceases to be an Employee, Director or Consultant as a result of being terminated for Cause, all Options that are held by such Participant, whether vested or unvested, shall automatically terminate on the Termination Date, and, except as may be required to comply with the minimum requirements of applicable employment standards legislation, no amount shall be payable to the Participant in respect thereof as compensation, damages or otherwise, including on account of severance, payment in lieu of notice or damages for wrongful dismissal.
The Plan may take away or limit a Participant’s common or civil law rights, as applicable, to Options, Common Shares and payments hereunder and any common or civil law rights, as applicable, to damages as compensation for the loss, or continued vesting, of Options, Common Shares or payments during any reasonable notice period. Any applicable severance period or reasonable notice period shall not be considered a period of employment or engagement for the purposes of a Participant’s rights under the Plan.
ARTICLE 8 — GRANT OF SHARE UNITS AND RIGHTS OF PARTICIPANT
8.1
Grant of RSUs or PSUs.

The Board may, at any time and from time to time, grant RSUs or PSUs to such Employees and Consultants (other than Persons conducting Investor Relations Activities), and RSUs to such Directors, in each case as it may select, subject to the provisions of this Plan, and provided that the total number of Common Shares acquired upon settlement of RSUs and PSUs shall not at any time exceed the maximum set forth in Section 3.1. The grant of an RSU or PSU to a Participant at any time shall neither entitle such Participant to receive, nor preclude such Participant from receiving, a subsequent grant of an RSU or PSU.
The Board shall make all necessary or desirable determinations regarding the granting of RSUs and PSUs and may take into consideration the present and potential contributions of a particular Employee, Director (in the case of RSUs only) or Consultant to the success of Field Trip and its Affiliates and any other factors which it may deem proper and relevant.
Each RSU and PSU granted by the Board shall be evidenced by an RSU Agreement or PSU Agreement, as applicable. Unless otherwise provided in the applicable Award Agreement, RSUs and PSUs granted to a Participant shall be awarded solely in respect of services provided by such Participant in the calendar year in which the Grant Date occurs. In all cases, the RSUs and PSUs shall be in addition to, and not in substitution for or in lieu of, ordinary salary and wages payable to a Participant in respect of his or her services to his or her Employer.
8.2
Dividend Share Units.

Subject to the limits set forth in Sections 3.1(a), 3.3 and 3.4 and the cash payment entitlement of Field Trip contained in Section 8.3, when regular dividends (other than stock dividends) are paid on Common
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Shares, additional Share Units (Dividend Share Units) shall be credited to a Participant’s Share Unit Account as of the dividend payment date. The number of Dividend Share Units to be credited to the Participant’s Share Unit Account shall be determined by multiplying the aggregate number of Share Units held by the Participant on the relevant record date by the amount of the dividend paid by Field Trip on each Common Share, and dividing the result by the Fair Market Value on the dividend payment date, which Dividend Share Units shall be in the form of RSUs or PSUs, as applicable. Dividend Share Units credited to a Participant’s Share Unit Account in accordance with this Section 8.2 shall be subject to the same vesting and settlement conditions applicable to the related RSUs or PSUs.
8.3
Share Unit Accounts and Cash Settlement.

An account, called a “Share Unit Account”, shall be maintained by Field Trip or a third party administrator for each Participant and, subject to the limits set forth in Sections 3.1(a), 3.3 and 3.4, each Participant will be credited with such grants of RSUs, PSUs or Dividend Share Units as are received by the Participant from time to time. Share Units that fail to vest or that are settled in accordance with Section 10.1 shall be cancelled and shall cease to be recorded in the Participant’s Share Unit Account as of the date on which such Share Units are forfeited or cancelled under the Plan or are settled, as the case may be. Where a Participant has been granted one or more RSUs or PSUs, such RSUs and PSUs (and related Dividend Share Units) shall be recorded separately in the Participant’s Share Unit Account. In the event that the limits set forth in Sections 3.1(a), 3.3 and 3.4 prevent Field Trip from satisfying its obligations under any RSUs, PSUs or Dividend Share Units, or Field Trip elects in its sole and absolute discretion, Field Trip shall be permitted to settle any RSUs, PSUs or Dividend Share Units issued under this Plan in cash. Any cash payments made under this Section 8.3 to a Participant shall be calculated by multiplying the number of RSUs, PSUs or Dividend Share Units to be redeemed for cash by the Fair Market Value per Common Share as at the settlement date.
ARTICLE 9 — VESTING AND OTHER TERMS OF SHARE UNITS
9.1
Vesting and Other Terms Specified in the RSU Agreement.

Each RSU Agreement shall set forth: (i) the Grant Date of the RSUs; (ii) the number of RSUs subject to such Award; and (iii) the applicable vesting schedule, and may specify such other terms and conditions consistent with the terms of the Plan as the Board shall determine or as shall be required under any other provision of the Plan. The Board shall have the discretion to provide for early vesting of any RSU provided that, and except as provided in Sections 11.1 and 12.1, no RSUs issued to a Participant may vest before the date that is one year following the date they are granted.
9.2
Vesting and Other Terms Specified in the PSU Agreement.

Each PSU Agreement shall set forth: (i) the Grant Date of the PSUs; (ii) the number of PSUs subject to such Award; (iii) the applicable vesting schedule; and (iv) any applicable Performance Vesting Conditions and Performance Period, and may specify such other terms and conditions consistent with the terms of the Plan as the Board shall determine or as shall be required under any other provision of the Plan. The Board shall have the discretion to provide for early vesting of any PSU provided that, and except as provided in Sections 11.1 and 12.1, no PSUs issued to a Participant may vest before the date that is one year following the date they are granted.
ARTICLE 10 — SETTLEMENT OF SHARE UNITS
10.1
Settlement of Share Units.

On or as soon as practicable following the vesting date of a Share Unit, subject to Section 15.11, Field Trip shall issue from treasury the number of Common Shares that is equal to the number of vested Share Units held by the Participant as at the vesting date (rounded down to the nearest whole number), as fully paid and non-assessable Common Shares (net of Common Shares withheld to satisfy any Applicable Withholding Taxes). Upon settlement of such Share Units, the corresponding number of Share Units credited to the Participant’s Share Unit Account shall be cancelled and the Participant shall have no further rights, title or interest with respect thereto.
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For further clarity, with respect to a Share Unit held by a U.S. Taxpayer, settlement shall occur within 90 days following the vesting date originally specified in the Award Agreement pursuant to which such Share Unit was granted.
ARTICLE 11 — TERMINATION OF SHARE UNITS
11.1
Termination.

In the event a Participant ceases to be an Employee, Director or Consultant other than as a result of death or disability, Share Units that are not vested as of the Participant’s Termination Date for any reason shall automatically terminate on the Termination Date, and, except as may be required to comply with the minimum requirements of applicable employment standards legislation, no amount shall be payable to the Participant in respect thereof as compensation, damages or otherwise, including on account of severance, payment in lieu of notice or damages for wrongful dismissal.
In the event a Participant ceases to be an Employee, Director or Consultant as a result of death or disability, Share Units that are not vested as of the Participant’s Termination Date shall be deemed to vest on the Termination Date and must be settled within 12 months of such the Participant’s Termination Date: (i) in the case of RSUs, in the proportion that the time a Participant was an Employee, Director or Consultant during the particular vesting period, as provided in the applicable RSU Agreement, is of the entire time of the particular vesting period, as provided in the applicable RSU Agreement; and, (ii) in the case of PSUs, in the same proportion that Performance Vesting Conditions in respect of a particular Performance Period have been achieved by the Employee or Consultant, as the case may be, is of all of the Performance Vesting Conditions in respect of a particular Performance Period, as provided in the applicable PSU Agreement. For further clarity, with respect to a Share Unit held by a U.S. Taxpayer, the foregoing acceleration shall apply in the event of such U.S. Taxpayer’s separation from service (for purposes of Code Section 409A) due to death or disability, and any Share Units that accelerate shall be paid within 90 days following such separation from service.
In the event a Participant ceases to be an Employee, Director or Consultant as a result of death and unless otherwise provided in the Grant Resolution, the legal representative of the Participant’s estate may, within one year after the Participant’s Termination Date make a claim for any vested Share Units. At the end of such one-year period, any claim to such vested Share Units shall automatically terminate, be forfeited for no consideration and be of no further force or effect and, except as may be required to comply with the minimum requirements of applicable employment standards legislation, no amount shall be payable to the Participant’s estate in respect thereof as compensation, damages or otherwise.
In the event a Participant ceases to be an Employee, Director or Consultant other than as a result of a termination for Cause, then any vested Share Units in the Participant’s Share Unit Account on the Participant’s Termination Date shall be settled as soon as practicable following the Termination Date in accordance with Section 10.1 and within 12-months of the Participant’s Termination Date. For further clarity, with respect to a Share Unit held by a U.S. Taxpayer, (i) if such Share Unit vested in the ordinary course, settlement shall occur within 90 days following the vesting date originally specified in the Award Agreement pursuant to which such Share Unit was granted, and (ii) if the vesting of such Share Unit was accelerated by the Board no later than the U.S. Taxpayer’s separation from service, settlement shall occur within 90 days following such separation from service. In the event a Participant ceases to be an Employee, Director or Consultant as a result of being terminated for Cause, all Share Units that are held by such Participant, whether vested or unvested, shall automatically terminate on the Termination Date, and, except as may be required to comply with the minimum requirements of applicable employment standards legislation, no amount shall be payable to the Participant in respect thereof as compensation, damages or otherwise, including on account of severance, payment in lieu of notice or damages for wrongful dismissal.
The Plan may take away or limit a Participant’s common or civil law rights, as applicable, to Share Units and Common Shares and any common or civil law rights, as applicable, to damages as compensation for the loss, or continued vesting, of Share Units and Common Shares during any reasonable notice period. Any applicable severance period or reasonable notice period shall not be considered a period of employment or engagement for the purposes of a Participant’s rights under the Plan.
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ARTICLE 12 — CHANGE IN CONTROL
12.1
Change in Control.

In the event of a Change in Control, except as otherwise provided in the Grant Resolution, the Board shall provide for the treatment of each outstanding Award as it determines in its sole discretion, which treatment need not be uniform for all Participants and/or Awards and which may include, without limitation, one or more of the following:
(a)
(i) continuation of such Awards or (ii) conversion of such Awards into, or substitution or replacement of such Awards with, an award with respect to shares of the successor corporation (or a parent or subsidiary thereof) with substantially equivalent terms and value as such Awards (which value as of immediately following such Change in Control shall not exceed the Intrinsic Value of any such Option as of immediately prior to such Change in Control), effected in accordance with Code Sections 409A and 424 to the extent applicable (and any such continued, assumed, substituted or replaced Share Units shall, in the case of a U.S. Taxpayer, be paid, if ever, solely in accordance with the schedule set forth in Sections 10.1 and 11.1 hereof); and/or

(b)
acceleration of the vesting and the right to exercise such Option or settle such Share Unit as of immediately, or during a specified period, prior to such Change in Control, and the termination of such Option to the extent such Option is not timely exercised (provided that the foregoing shall not apply in the case of a Share Unit held by a U.S. Taxpayer, but, rather, the last sentence of this Section 12.1(b) shall apply). If the Change of Control is not completed within the time specified therein (as the same may be extended), the Awards which vest pursuant to this Section 12.1(b) shall be returned by Field Trip to the Participant and, if exercised or settled, as applicable, the Common Shares issued on such exercise or settlement shall be reinstated as authorized but unissued Common Shares and the original terms applicable to such Awards shall be reinstated, subject to the requirements of the Code in the case of a U.S. Taxpayer. However, in lieu of the first sentence of this Section 12.1(b), the following shall apply in the case of a Share Unit held by a U.S. Taxpayer: Solely if (i) the Change in Control is a change in control event as defined under Code Section 409A and (ii) the surviving, successor or acquiring entity does not assume outstanding Share Units or substitute similar share units for outstanding Share Units, or if the Board otherwise determines in its sole discretion, Field Trip may terminate the Plan with respect to, and settle vested Share Units held by, U.S. Taxpayers in accordance with Code Section 409A.

For purposes of the application of this Section 12.1 to any outstanding Award, if such Award is subject to performance criteria (including any Performance Vesting Conditions), the level of attainment of such criteria shall be determined by the Board in its sole discretion, including, without limitation, by deeming such criteria attained at the applicable target or maximum level regardless of actual performance, or measuring the attainment of such criteria based on actual performance through such Change in Control or a specified date prior thereto.
ARTICLE 13 — SHAREHOLDER RIGHTS
13.1
Shareholder Rights.

A Participant shall have no rights whatsoever as a shareholder in respect of any of the Optioned Shares (including any right to vote or to receive dividends or other distributions therefrom), unless and only to the extent that the Participant shall from time to time duly exercise an Option and become a Shareholder. Share Units shall not be considered Common Shares nor shall they entitle a Participant to any interest in or title to any Common Shares or to exercise voting rights or any other rights attaching to the Common Shares.
ARTICLE 14 — CERTAIN ADJUSTMENTS
14.1
Adjustment in the Number of Shares.

Subject to the prior approval of the TSX Venture Exchange for any share capital adjustment (other than in relation to a consolidation or share split), in the event of any corporate event or transaction involving Field Trip or an Affiliate (including, but not limited to, a change in the Common Shares of Field Trip or the
14

capitalization of Field Trip), such as a merger, consolidation, reorganization, recapitalization, separation, stock dividend, stock split, reverse stock split, split-up, spin-off, combination of shares, exchange of shares, dividend in kind, extraordinary cash dividend, amalgamation or other like change in capital structure (other than normal cash dividends to shareholders of Field Trip), or any similar corporate event or transaction, the Board, to prevent dilution or enlargement of Participants’ rights under the Plan, shall substitute or adjust, in its sole discretion: (i) the number and kind of shares or other securities that may be granted pursuant to Awards; (ii) the number and kind of shares or other securities subject to outstanding Awards; (iii) the Option Price applicable to outstanding Options; (iv) the numbers of Share Units in the Participants’ Share Unit Accounts; (v) the vesting of PSUs; and/or (vi) other value determinations (including performance conditions) applicable to the Plan or outstanding Awards; provided, however, that no adjustment will obligate Field Trip to issue or sell fractional securities. All adjustments shall be made in good- faith compliance with paragraph 7(1.4)(c) of the Act, Code Section 409A and/or Code Section 424, as applicable. For the avoidance of doubt, the purchase of Common Shares or other equity securities of Field Trip by a shareholder of Field Trip or by any third party from Field Trip shall not constitute a corporate event or transaction giving rise to an adjustment pursuant to this Section 14.1.
ARTICLE 15 — GENERAL
15.1
Notice.

Any notice required or permitted to be given hereunder shall be in writing and shall be deemed to have been duly given if delivered by hand or telecopied and addressed to the recipient, and if to Field Trip, at its principal office, and if to the Participant, at the address indicated in the Award Agreement or at the Participant’s last known address shown in the records of Field Trip or any Affiliate. It is the responsibility of the Participant to advise Field Trip of any change in address, and neither Field Trip nor any Affiliate shall have any responsibility for any failure by the Participant to do so. Any Participant may change his or her address from time to time by notice in writing to Field Trip. Field Trip shall give written notice to each Participant of any change of Field Trip’s address. Any such notice shall be effective, if delivered, on the date of delivery and, if sent by facsimile, on the day following receipt of the facsimile.
15.2
No Special Rights.

No Participant shall be induced to acquire, settle or exercise Awards by expectation of employment, engagement or service or continued employment, engagement or service. Nothing contained in the Plan or by the grant of any Awards shall confer upon any Participant any right with respect to employment, engagement or service or in continuance of employment, engagement or service with Field Trip or any of its Affiliates or interfere in any way with the right of Field Trip or any of its Affiliates to terminate a Participant’s employment, engagement or service at any time. Nothing in this Plan may be construed to provide any Participant with any rights whatsoever to compensation or damages in lieu of notice or continued participation in, or entitlements under, the Plan as a consequence of a Participant’s termination of employment or service (regardless of the reason for the termination and the party causing the termination, including a termination without Cause). The Plan does not give any Participant any right to claim any benefit or compensation except to the extent specifically provided in the Plan. Participation in the Plan by a Participant shall be voluntary.
15.3
Other Employee Benefits.

The amount of any compensation received or deemed to be received by a Participant as a result of his or her participation in the Plan will not constitute compensation, earnings or wages with respect to which any other employee benefits of that Participant are determined, including, without limitation, benefits under any bonus, pension, profit-sharing, insurance, termination, severance or salary continuation plan or any other employee benefit plans, nor under any applicable employment standards or other legislation, except as otherwise specifically determined by the Board.
15.4
Amendment.

The Board may amend or suspend any provision of the Plan or any Award or Award Agreement, or terminate this Plan, at any time without approval of shareholders, subject to those provisions of applicable
15

law and the rules, regulations and policies of the Exchange, if any, that require the approval of shareholders or any governmental or regulatory body regardless of whether any such amendment or suspension is material, fundamental or otherwise, and notwithstanding any rule of common law or equity to the contrary. However, except as expressly set forth herein, including in Section 15.7 and Section 15.11(b), or as required pursuant to applicable law or the rules and policies of the Exchange, no action of the Board or security holders may materially adversely alter or impair the rights of a Participant under any Award previously granted to the Participant without the consent of the affected Participant.
(a)
Without limiting the generality of the foregoing, the Board may make the following types of amendments to this Plan or any Award without seeking security holder approval:

(i)
amendments of a “housekeeping” or administrative nature, including any amendment for the purpose of curing any ambiguity, error or omission in this Plan or any Award or to correct or supplement any provision of this Plan or any Award that is inconsistent with any other provision of this Plan or any Award;

(ii)
amendments necessary to comply with the provisions of applicable law or the rules, regulations and policies of any stock exchange on which the Common Shares are listed;

(iii)
amendments necessary for Awards to qualify for favourable treatment under applicable tax laws;

(iv)
amendments to the vesting provisions of this Plan or any Award;

(v)
amendments to include or modify the Cashless Exercise or Net Exercise provisions or other permitted settlements, payable in cash or Common Shares;

(vi)
amendments to the termination or early termination provisions of this Plan or any Award, whether or not such Award is held by an Insider, provided such amendment does not entail an extension beyond the original expiry date of an Option; and

(vii)
amendments necessary to suspend or terminate this Plan.

(b)
Shareholder approval will be required for the following types of amendments:

(i)
any amendment to increase the maximum percentage of Common Shares issuable under this Plan, other than pursuant to Section 14.1;

(ii)
with the prior approval of the TSX Venture Exchange (provided that the Common Shares are listed on the TSX Venture Exchange at the relevant time), any amendment which reduces the Option Price of an Option held by a Participant (other than an Insider) or that would be treated as a “repricing” under the then-applicable rules, regulations or listing requirements adopted by any stock exchange on which the Common Shares are then listed, in each case, other than pursuant to Sections 14.1;

(iii)
with the prior approval of the TSX Venture Exchange (provided that the Common Shares are listed on the TSX Venture Exchange at the relevant time), any amendment extending the term of an Award held by a Participant (other than an Insider) beyond the original expiry date, except as provided in Section 7.1;

(iv)
any amendment which deletes or reduces the range of amendments which require approval by the security holders of Field Trip under this Section 15.4;

(v)
any amendment that would permit the introduction or reintroduction of non-employee directors as eligible Participants on a discretionary basis or any amendment that increases the limits previously imposed on non- employee director participation;

(vi)
any amendment which would allow for the transfer or assignment of Awards under this Plan, other than for normal estate settlement purposes;

(vii)
amendments required to be approved by security holders under applicable law or the rules, regulations and policies of any stock exchange on which the Common Shares are listed; and

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(viii)
for any changes to the aggregate number of Common Shares reserved for issuance pursuant to all Awards, other than Options, granted under the Plan, together with any other Security Based Compensation Arrangement, as set out in Section 3.1(a) provided that such changes are within the limits contained in Sections 3.3 and 3.4.

(c)
In addition to the matters requiring disinterested shareholder approval contained herein or Policy 4.4, disinterred shareholder approval will be obtained:

(i)
for any reduction in the exercise price or extension of the term of an Option if the Participant is an Insider at the time of the proposed amendment; and

(ii)
for any amendment which increases or removes the limit on the number of Shares issuable or issued to any Participant or category of Participants under this Plan.

15.5
No Undertaking or Representation; No Constraint on Corporate Action.

Each Participant, by participating in the Plan and upon executing an Award Agreement, shall be deemed to have accepted all risks associated with acquiring Common Shares (including Optioned Shares) pursuant to the Plan. Field Trip hereby informs each Participant that the Awards and the Common Shares (including Optioned Shares) are subject to, and may be required to be held indefinitely under, applicable securities laws. Field Trip, its Affiliates and the Board make no undertaking, representation, warranty or guarantee as to the future value or price, or as to the listing on any stock exchange or other market, of any Common Shares issued in accordance with the provisions of the Plan, and shall not be liable to any Participant for any loss whatsoever resulting from that Participant’s participation in the Plan or as a result of the amendment, suspension or termination of the Plan or any Award.
Nothing herein shall be construed to (i) limit, impair or otherwise affect Field Trip’s right or power to make adjustments, reclassifications, reorganizations or changes of or to its capital or business structure or to merge or consolidate, or dissolve, liquidate, sell or transfer all or any part of its business or assets; or (ii) limit the right or power of Field Trip to take any action that it deems to be necessary or appropriate.
15.6
Applicable Law.

This Plan and the provisions hereof shall be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.
15.7
Compliance with Applicable Law.

If any provision of the Plan or any Award contravenes any law or any order, policy, by-law, rule or regulation of any regulatory body or stock exchange having jurisdiction or authority over the securities of Field Trip or its Affiliates or the Plan, then such provision may in the sole discretion of the Board be amended to the extent considered necessary or desirable to bring such provision into compliance therewith, and appropriate consideration shall be paid by Field Trip to the extent that a Participant is adversely affected by such amendment.
Notwithstanding any other provision in this Plan, Field Trip will have no obligation to issue or deliver Common Shares under this Plan prior to: (a) obtaining any approvals from such governmental agencies that Field Trip determines are necessary or advisable and/or (b) completion of any registration or other qualification of such Common Shares under any U.S. or Canadian provincial, state or federal law or any foreign law or ruling of any governmental body that Field Trip determines to be necessary or advisable. Field Trip will be under no obligation to register the Common Shares or to effect compliance with the registration, qualification or listing requirements of any U.S. or Canadian provincial, state or federal securities laws, foreign securities laws, or stock exchange or automated quotation system, and Field Trip will have no liability for any inability or failure to do so.
15.8
Unfunded Plan.

This Plan is unfunded. To the extent any individual holds any rights under the Plan, such rights (unless otherwise determined by the Board) are no greater than the rights of a general unsecured creditor of Field Trip. The Plan is not subject to the U.S. Employee Retirement Income Security Act of 1974, as amended.
17

15.9
Priority of Agreements.

In the event of any inconsistency or conflict between the provisions of the Plan and any Award Agreement, the provisions of the Plan shall prevail. In the event of any inconsistency or conflict between the provisions of the Plan or any Award Agreement, on the one hand, and a Participant’s employment or service agreement with Field Trip or its Affiliate, on the other hand, the provisions of the Plan shall prevail.
15.10
Successors and Assigns.

The Plan shall be binding on all successors and assigns of Field Trip and each Participant, including without limitation, the legal representative of a Participant, or any receiver or trustee in bankruptcy or representative of the creditors of Field Trip or a Participant.
15.11
Tax Consequences.

(a)
It is the responsibility of the Participant to complete and file any tax returns which may be required under any applicable tax laws within the periods specified in those laws as a result of the Participant’s participation in the Plan. Field Trip shall not be held responsible for any tax consequences to the Participant as a result of the Participant’s participation in the Plan. Notwithstanding any other provision of this Plan, a Participant shall be solely responsible for all Applicable Withholding Taxes resulting from his or her receipt of Common Shares or other property pursuant to this Plan. The exercise of each Option and the settlement of each Share Unit granted under the Plan is subject to the condition that if at any time Field Trip determines, in its discretion, that the satisfaction of any Applicable Withholding Taxes is required under applicable law in respect of such exercise or settlement, such exercise or settlement is not effective unless such withholding has been affected to the satisfaction of Field Trip. In connection with the issuance of Common Shares or other property pursuant to the Plan or any other taxable event, Field Trip may require a Participant to: (i) pay to Field Trip sufficient cash as is reasonably determined by Field Trip to be the amount necessary to permit the required tax remittance to the relevant taxing authority; (ii) authorize a securities dealer designated by Field Trip to sell in the capital markets, on behalf of the Participant, a portion of the Common Shares issued hereunder to realize cash proceeds to be used to satisfy the Applicable Withholding Taxes; (iii) elect to surrender, subject to the prior consent of Field Trip, such number of vested Share Units to Field Trip for an amount which shall be used to satisfy the Applicable Withholding Taxes, provided, that the number of vested Share Units that may be surrendered shall be equal to the Applicable Withholding Taxes divided by the Fair Market Value of a Common Share on the applicable date (rounded up to the nearest whole Common Share); or (iv) make other arrangements acceptable to Field Trip to fund the Applicable Withholding Taxes.

(b)
Each Award granted to or held while a U.S. Taxpayer is intended to be compliant with or exempt from Code Section 409A, and this Plan and all Award Agreements entered into with U.S. Taxpayers hereunder shall be construed and interpreted consistent with such intent, and any provisions that cannot be so construed or interpreted shall be disregarded. Notwithstanding the foregoing, to the extent that any Award granted to a U.S. Taxpayer is determined to constitute “nonqualified deferred compensation” within the meaning of Code Section 409A, such Award will be subject to such additional rules and requirements as specified by the Board from time to time in order to comply with Code Section 409A. If any provision of the Plan contravenes Code Section 409A or could cause the U.S. Taxpayer to incur any tax, interest or penalties under Code Section 409A, the Board may, in its sole discretion and without the U.S. Taxpayer’s consent, modify such provision to: (i) comply with, or avoid being subject to, Code Section 409A, or to avoid the incurrence of taxes, interest and penalties under Code Section 409A; and/or (ii) maintain, to the maximum extent practicable, the original intent and economic benefit to the U.S. Taxpayer of the applicable provision without materially increasing the cost to Field Trip or contravening Code Section 409A. However, Field Trip will have no obligation to modify the Plan or any Award and does not guarantee that Awards will not be subject to taxes, interest and penalties under Code Section 409A, and neither Field Trip nor any of its Affiliates shall be liable for any taxes, penalties or interest that may be imposed on a Participant under Section 409A or for any damages for failing to comply with or be exempt from Code Section 409A. A Non-Qualified Stock Option shall not be granted to a U.S. Taxpayer unless

18

the Common Shares constitute “service recipient stock” with respect to such U.S. Taxpayer within the meaning of Code Section 409A. Any action otherwise contemplated under the Plan shall, with respect to an Award held by a U.S. Taxpayer, be so taken solely to the extent permitted under, and in good-faith compliance with, Code Sections 409A, 422 and 424, and any payments or other consideration otherwise payable under the Plan in respect of an Award in connection with a Change in Control shall, in the case of an Award held by a U.S. Taxpayer, be limited, accelerated or delayed, as applicable, to the minimum extent necessary to avoid taxation under Code Section 409A. In the case of an Award subject to Code Section 409A, all payments to be made upon (or on a timeline determined by reference to) a U.S. Taxpayer’s termination date shall only be made upon a “separation from service” as defined under Code Section 409A, and “Termination Date”, “termination,” “termination of employment” and like terms will be construed accordingly. If on the date of the U.S. Taxpayer’s separation from service the Common Shares (or stock of any other company that is required to be aggregated with Field Trip in accordance with the requirements of Code Section 409A) are publicly traded on an established securities market or otherwise and the U.S. Taxpayer is a “specified employee” for purposes of Code Section 409A, then the benefits payable to the U.S. Taxpayer under the Plan due to the U.S. Taxpayer’s separation from service shall be postponed until the later of the originally scheduled payment date and six months following the U.S. Taxpayer’s separation from service. Any postponed amount shall be paid to the U.S. Taxpayer in a lump sum within 30 days after the later of the originally scheduled payment date and the date that is six months following the U.S. Taxpayer’s separation from service. If the U.S. Taxpayer dies during such six-month period and prior to the payment of the postponed amounts hereunder, the amounts delayed on account of Code Section 409A shall be paid to the U.S. Taxpayer’s estate within 60 days following the U.S. Taxpayer’s death. With respect to U.S. Taxpayers, the acceleration or delay of the time or schedule of any vesting or payment under the Plan that is subject to (or would make an Award subject to) Code Section 409A is prohibited except as provided in regulations and administrative guidance promulgated under Code Section 409A.
(c)
The Company and the Board make no guarantees regarding, and shall have no liability to any person in connection with, the tax treatment of any Awards or Common Shares or payments in respect thereof, including their taxation, qualification or exemption from Section 409A, 457A, 422, 424 and/or 4999 of the Code, and neither of them has any obligation to take action to prevent the assessment of tax thereunder or otherwise.

15.12
Severability.

If any provision of this Plan shall be determined by any court of competent jurisdiction to be illegal, invalid or unenforceable, that provision shall be severed from this Plan and the remaining provisions shall continue in full force and effect.
15.13
Effective Date.

This Plan is effective August 11, 2022.
19

Schedule “A”
Form of Stock Option Agreement
OPTION AGREEMENT
PURSUANT TO THE FIELD TRIP HEALTH &
WELLNESS LTD. EQUITY COMPENSATION
PLAN
This agreement (Agreement) is effective as of    •   , 20   •    between Field Trip Health & Wellness Ltd. (Field Trip) and    •    (the Optionee).
Preliminary Statement
The Board hereby grants this stock option (the “Option”) as of    •    (the “Grant Date”), pursuant to the Field Trip Health & Wellness Ltd. Equity Compensation Plan (as in effect from time to time, the “Plan”), to purchase Optioned Shares, to the Optionee. Except as otherwise indicated, any capitalized term used but not defined herein shall have the meaning ascribed to such term in the Plan. A copy of the Plan has been delivered to the Optionee. By signing and returning this Agreement, the Optionee acknowledges having received and read a copy of the Plan, including the early termination provisions set out in Article 7, and agrees to comply with it, this Agreement and all applicable laws and regulations.
[The Option is a Non-Qualified Stock Option and is not intended to qualify under Code Section 422.] OR [The Option is an Incentive Stock Option and is intended to qualify under Code Section 422.] [NTD: To insert appropriate language for grants to US taxpayers and delete for Canadian & EU taxpayers.]
Accordingly, the parties hereto agree as follows:
1.
Contractual Arrangements.   The grant of Options evidenced by this Agreement represents a portion of    •    Options reserved for issuance to you upon the terms and conditions set forth in your [employment/services] agreement dated    •   . [NTD: enter correct option for employee vs. contractor]

2.
Common Shares Subject to Option.   Subject in all respects to the Plan and the terms and conditions set forth herein and therein, and in consideration of services provided by the Optionee to Field Trip or any of its Affiliates, the Option entitles the Optionee to purchase from Field Trip, upon exercise,    •    Optioned Shares at the Option Price of $   •    per Optioned Share at the times set forth in Section 2 below. [NTD: Insert applicable exercise price per share in accordance with Section 4.4.]

3.
Vesting and Exercise.   The Option shall vest and become exercisable over    •    years,    •    of which will vest after    •   , and the remainder which will vest in    •    equal monthly installments thereafter, provided, with respect to each vesting date, that the Optionee has not experienced a Termination Date prior to such date. There shall be no proportionate or partial vesting in the periods prior to each applicable vesting date.

4.
Option Term.   The term of the Option shall be until the tenth (10th) anniversary of the Grant Date, after which time it shall expire (the “Expiration Date”). Upon the Expiration Date, the Option shall be canceled for no consideration and no longer be exercisable. The Option is subject to termination prior to the Expiration Date to the extent provided in Article 7 of the Plan.

5.
Provisions of the Plan Control.   This Agreement is subject to all the terms, conditions and provisions of the Plan, including the amendment provisions thereof, and to such rules, regulations and interpretations relating to the Plan as may be adopted by the Board and as may be in effect from time to time. The Plan is incorporated herein by reference. If and to the extent that this Agreement conflicts or is inconsistent with the Plan, the Plan shall control.

6.
Severability of Provisions.   If any provision of this Agreement shall be held invalid or unenforceable, such invalidity or unenforceability shall not affect any other provisions hereof, and the Agreement shall be construed and enforced as if such provisions had not been included.

20

7.
Governing Law.   This Agreement shall be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

8.
Financial, Legal and Tax Advice.   The Optionee acknowledges that he or she has had the opportunity to consult with his or her own financial, legal and tax advisors with respect to participation in the Plan and the receipt of Options hereunder.

9.
Privacy.   The Optionee agrees to provide Field Trip with all information (including personal information) required by Field Trip to administer the Plan. The Optionee acknowledges that such information may be disclosed to the Board or such officers, employees or other persons involved in the administration of the Plan and hereby consents to such disclosure.

10.
Language Consent.   Field Trip and the Optionee acknowledge that it is their express wish that this Agreement, as well as all documents, notices, and legal proceedings entered into, given or instituted pursuant hereto or relating directly or indirectly hereto, be drawn up in English only. Consentement relatif à la langue utilisée. Les parties reconnaissent avoir exigé que cette convention ainsi que tous les documents, avis et procédures judiciaires, éxécutés, donnés ou intentés en vertu de, ou liés directement ou indirectement à la présente soient rédigés en anglais uniquement.

**************
IN WITNESS WHEREOF, the parties have executed this Agreement on the date and year first above written.
FIELD TRIP HEALTH & WELLNESS LTD.
By:

Name:
Title:
21

I agree to the terms and conditions set out herein and confirm and acknowledge that I have not been induced to enter into this Agreement or acquire any Option or Common Shares by expectation of employment or engagement or continued employment or engagement with Field Trip or any of its Affiliates. I confirm and acknowledge that I have received and reviewed a copy of the Plan and that I understand and accept its terms and provisions, including the early termination provisions set out in Article 7 of the Plan that provide that my Options may be forfeited for no consideration upon various events of termination, including a termination with or without Cause.
I agree to provide Field Trip with all information (including personal information) required by Field Trip to administer the Plan. I consent to Field Trip and any of its Affiliates sharing and exchanging my information held in order to administer and operate the Plan (including personal details, data relating to my participation, salary, taxation and employment and sensitive personal data, including data relating to physical or mental health, criminal conviction or the alleged commission of offences) (“my Information”) and providing the Board, Field Trip’s and/or any of its Affiliates’ agents, officers, employees and/or third parties with my Information for the administration and operation of the Plan. I acknowledge that the collection, processing and transfer of my Information is important to the Plan administration and that failure to consent to same may prohibit participation in the Plan or my receipt of the Option.

Optionee Signature

Optionee Name (please print)
CHECK THE BOX BELOW, IF APPLICABLE:
☐
I am a U.S. Taxpayer, and I understand that the provisions of the Plan specific to U.S. Taxpayers and to the application of the Code shall apply to the Option granted to me hereunder. [Without limitation, I understand that the Option is a Non-Qualified Stock Option, no portion of which is intended to qualify as an “incentive stock option” under Code Section 422.] OR [Without limitation, I understand that the Option is intended to qualify as an Incentive Stock Option under Code Section 422, but, if and to the extent disqualified, will be treated as a Non-Qualified Stock Option.] [NTD: Insert applicable language.]

22

Schedule “B”
PSU AGREEMENT
PURSUANT TO THE FIELD TRIP HEALTH &
WELLNESS LTD. EQUITY COMPENSATION
PLAN
This agreement (Agreement) is effective as of    •   , 20   •    between Field Trip Health & Wellness Ltd. (Field Trip) and    •    (the Participant).
Preliminary Statement
The Board hereby grants this PSU (the “PSU”) as of    •    (the “Grant Date”), pursuant to the Field Trip Health & Wellness Ltd. Equity Compensation Plan (as in effect from time to time, the “Plan”), to the Participant. Except as otherwise indicated, any capitalized term used but not defined herein shall have the meaning ascribed to such term in the Plan. A copy of the Plan has been delivered to the Participant. By signing and returning this Agreement, the Participant acknowledges having received and read a copy of the Plan, including the early termination provisions set out in Article 11, and agrees to comply with it, this Agreement and all applicable laws and regulations.
Accordingly, the parties hereto agree as follows:
1.
Contractual Arrangements.   The grant of PSUs evidenced by this Agreement represents a portion of    •    PSUs reserved for issuance to you upon the terms and conditions set forth in your [employment/services] agreement dated    •   . [NTD: enter correct option for employee vs. contractor]

2.
Common Shares Subject to PSU.   Subject in all respects to the Plan and the terms and conditions set forth herein and therein, and in consideration of services provided by the Participant to Field Trip or any of its Affiliates, the PSU entitles the Participant to receive from Field Trip    •    Common Shares at the times set forth in Section 3 below.

3.
Vesting.   The PSU shall vest and become exercisable provided the following Performance Vesting Conditions are met over the period of    •    (the “Performance Period”):2

   •
   •
   •
The PSU shall vest and become exercisable as provided above, provided, with respect to each vesting date, that the Participant has not experienced a Termination Date prior to such date, other than due to death or disability. There shall be no proportionate or partial vesting in the periods prior to each applicable vesting date, other than in the case of termination prior to such applicable vesting date due to death or disability.
4.
Provisions of the Plan Control.   This Agreement is subject to all the terms, conditions and provisions of the Plan, including the amendment provisions thereof, and to such rules, regulations and interpretations relating to the Plan as may be adopted by the Board and as may be in effect from time to time. The Plan is incorporated herein by reference. If and to the extent that this Agreement conflicts or is inconsistent with the Plan, the Plan shall control.

5.
Severability of Provisions.   If any provision of this Agreement shall be held invalid or unenforceable, such invalidity or unenforceability shall not affect any other provisions hereof, and the Agreement shall be construed and enforced as if such provisions had not been included.

6.
Governing Law.This Agreement shall be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

2
Note to Draft: To review Performance Vesting Conditions for U.S. Taxpayers to ensure that vesting date is identified with sufficient clarity.

23

7.
Financial, Legal and Tax Advice.   The Participant acknowledges that he or she has had the opportunity to consult with his or her own financial, legal and tax advisors with respect to participation in the Plan and the receipt of PSUs hereunder.

8.
Privacy.   The Participant agrees to provide Field Trip with all information (including personal information) required by Field Trip to administer the Plan. The Participant acknowledges that such information may be disclosed to the Board or such officers, employees or other persons involved in the administration of the Plan and hereby consents to such disclosure.

9.
Language Consent.   Field Trip and the Participant acknowledge that it is their express wish that this Agreement, as well as all documents, notices, and legal proceedings entered into, given or instituted pursuant hereto or relating directly or indirectly hereto, be drawn up in English only. Consentement relatif à la langue utilisée. Les parties reconnaissent avoir exigé que cette convention ainsi que tous les documents, avis et procédures judiciaires, éxécutés, donnés ou intentés en vertu de, ou liés directement ou indirectement à la présente soient rédigés en anglais uniquement.

**************
IN WITNESS WHEREOF, the parties have executed this Agreement on the date and year first above written.
FIELD TRIP HEALTH & WELLNESS LTD.
By:

Name:
Title:
24

I agree to the terms and conditions set out herein and confirm and acknowledge that I have not been induced to enter into this Agreement or acquire any PSU or Common Shares by expectation of employment or engagement or continued employment or engagement with Field Trip or any of its Affiliates. I confirm and acknowledge that I have received and reviewed a copy of the Plan and that I understand and accept its terms and provisions, including the early termination provisions set out in Article 11 of the Plan that provide that my PSUs may be forfeited for no consideration upon various events of termination, including a termination with Cause.
I agree to provide Field Trip with all information (including personal information) required by Field Trip to administer the Plan. I consent to Field Trip and any of its Affiliates sharing and exchanging my information held in order to administer and operate the Plan (including personal details, data relating to my participation, salary, taxation and employment and sensitive personal data, including data relating to physical or mental health, criminal conviction or the alleged commission of offences) (“my Information”) and providing the Board, Field Trip’s and/or any of its Affiliates’ agents, officers, employees and/or third parties with my Information for the administration and operation of the Plan. I acknowledge that the collection, processing and transfer of my Information is important to the Plan administration and that failure to consent to same may prohibit participation in the Plan or my receipt of the PSU.

Participant Signature

Participant Name (please print)
CHECK THE BOX BELOW, IF APPLICABLE:
☐
I am a U.S. Taxpayer, and I understand that the provisions of the Plan specific to U.S. Taxpayers and to the application of the Code shall apply to the Share Units granted to me hereunder.

25

Schedule “C”
RSU AGREEMENT
PURSUANT TO THE FIELD TRIP HEALTH &
WELLNESS LTD. EQUITY COMPENSATION
PLAN
This agreement (Agreement) is effective as of    •   , 20   •    between Field Trip Health & Wellness Ltd. (Field Trip) and    •    (the Participant).
Preliminary Statement
The Board hereby grants this RSU (the “RSU”) as of    •    (the “Grant Date”), pursuant to the Field Trip Health & Wellness Ltd. Equity Compensation Plan (as in effect from time to time, the “Plan”), to the Participant. Except as otherwise indicated, any capitalized term used but not defined herein shall have the meaning ascribed to such term in the Plan. A copy of the Plan has been delivered to the Participant. By signing and returning this Agreement, the Participant acknowledges having received and read a copy of the Plan, including the early termination provisions set out in Article 11, and agrees to comply with it, this Agreement and all applicable laws and regulations.
Accordingly, the parties hereto agree as follows:
1.
Contractual Arrangements.   The grant of RSUs evidenced by this Agreement represents a portion of    •    RSUs reserved for issuance to you upon the terms and conditions set forth in your [employment/services] agreement dated    •   . [NTD: enter correct option for employee vs. contractor]

2.
Common Shares Subject to RSU.   Subject in all respects to the Plan and the terms and conditions set forth herein and therein, and in consideration of services provided by the Participant to Field Trip or any of its Affiliates, the RSU entitles the Participant to receive from Field Trip    •    Common Shares at the times set forth in Section 3 below.

3.
Vesting.   The RSU shall vest and become exercisable over    •    years,    •    of which will vest after    •   , and the remainder which will vest in    •    equal monthly installments thereafter, provided, with respect to each vesting date, that the Participant has not experienced a Termination Date prior to such date, other than due to death or disability. There shall be no proportionate or partial vesting in the periods prior to each applicable vesting date, other than in the case of termination prior to such applicable vesting date due to death or disability.

4.
Provisions of the Plan Control.   This Agreement is subject to all the terms, conditions and provisions of the Plan, including the amendment provisions thereof, and to such rules, regulations and interpretations relating to the Plan as may be adopted by the Board and as may be in effect from time to time. The Plan is incorporated herein by reference. If and to the extent that this Agreement conflicts or is inconsistent with the Plan, the Plan shall control.

5.
Severability of Provisions.   If any provision of this Agreement shall be held invalid or unenforceable, such invalidity or unenforceability shall not affect any other provisions hereof, and the Agreement shall be construed and enforced as if such provisions hadnot been included.

6.
Governing Law.   This Agreement shall be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

7.
Financial, Legal and Tax Advice.   The Participant acknowledges that he or she has had the opportunity to consult with his or her own financial, legal and tax advisors with respect to participation in the Plan and the receipt of RSUs hereunder.

8.
Privacy.   The Participant agrees to provide Field Trip with all information (including personal information) required by Field Trip to administer the Plan. The Participant acknowledges that such information may be disclosed to the Board or such officers, employees or other persons involved in the administration of the Plan and hereby consents to such disclosure.

26

9.
Language Consent.   Field Trip and the Participant acknowledge that it is their express wish that this Agreement, as well as all documents, notices, and legal proceedings entered into, given or instituted pursuant hereto or relating directly or indirectly hereto, be drawn up in English only. Consentement relatif à la langue utilisée. Les parties reconnaissent avoir exigé que cette convention ainsi que tous les documents, avis et procédures judiciaires, éxécutés, donnés ou intentés en vertu de, ou liés directement ou indirectement à la présente soient rédigés en anglais uniquement.

**************
IN WITNESS WHEREOF, the parties have executed this Agreement on the date and year first above written.
FIELD TRIP HEALTH & WELLNESS LTD.
By:

Name:
Title:
27

I agree to the terms and conditions set out herein and confirm and acknowledge that I have not been induced to enter into this Agreement or acquire any RSU or Common Shares by expectation of employment or engagement or continued employment or engagement with Field Trip or any of its Affiliates. I confirm and acknowledge that I have received and reviewed a copy of the Plan and that I understand and accept its terms and provisions, including the early termination provisions set out in Article 11 of the Plan that provide that my RSUs may be forfeited for no consideration upon various events of termination, including a termination with Cause.
I agree to provide Field Trip with all information (including personal information) required by Field Trip to administer the Plan. I consent to Field Trip and any of its Affiliates sharing and exchanging my information held in order to administer and operate the Plan (including personal details, data relating to my participation, salary, taxation and employment and sensitive personal data, including data relating to physical or mental health, criminal conviction or the alleged commission of offences) (“my Information”) and providing the Board, Field Trip’s and/or any of its Affiliates’ agents, officers, employees and/or third parties with my Information for the administration and operation of the Plan. I acknowledge that the collection, processing and transfer of my Information is important to the Plan administration and that failure to consent to same may prohibit participation in the Plan or my receipt of the RSU.

Participant Signature

Participant Name (please print)
CHECK THE BOX BELOW, IF APPLICABLE:
☐
I am a U.S. Taxpayer, and I understand that the provisions of the Plan specific to U.S. Taxpayers and to the application of the Code shall apply to the Share Units granted to me hereunder.

28